

SKYWEST
INCORPORATED



2023 ANNUAL REPORT

Notice of 2024 Annual Meeting and Proxy Statement



SkyWest INCORPORATED
Alaska
American
Delta
United
December 2023
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UNITED

DELTA

American Airlines

Alaska AIRLINES

To our Shareholders,

Throughout 2023 we executed on our business objectives to first and foremost take care of our people, to deliver on our partner commitments, and to minimize our risk as we optimize our capital deployment. Our unique model of collaborating with our people enables us to rapidly respond to both challenge and opportunity, as well as to deliver the best product in the regional industry. We believe this unique, collaborative approach not only benefits our people and our product, it's been a fundamental part of our success for 52 years and will continue to help the SkyWest team lead the industry forward in 2024 and beyond.

We're very proud that in 2023 SkyWest teams delivered a historic 300 days of 100% adjusted completion, besting our last annual completion record by over 100 days. Safely and reliably connecting people with global access via our four major partners is the basis of our product, and we're proud to do it better than anyone in our space. This extraordinary achievement takes significant planning, preparation, and teamwork, and we thank our nearly 14,000 people who worked together to provide an exceptional product to over 38 million passengers in 2023.

We are continually looking for ways to best take care of our people, through ongoing investment in enhanced compensation packages over the past couple of years, as well as improved opportunities for those who are looking to transition to mainline. In 2023 we announced a new pilot program with United, exclusively for SkyWest pilots. This program provides a clear path to United early in a SkyWest pilot's career, benefitting both our pilots who want to transition to United as well as those who want to build a successful career at SkyWest. While our crew balance continued to constrain our operations, captain attrition began to improve, and we expect continued progress in 2024.

Also during 2023, SkyWest Charter, or SWC, successfully launched on-demand charter flying utilizing 30-seat CRJ200 aircraft. We continue to believe SWC is the best possible answer for small community air service. We're pleased with the strong demand for SWC's product and are very optimistic about its future. That said, it is and will remain a small portion of our overall business, with our primary focus remaining on our contract flying and major partner relationships. As always, we remain disciplined to ensure our capital is deployed effectively and profitably. We completed the acquisition of a minority stake in Contour Airlines, a small operator in the Part 135 space. This minority ownership stake strategically positions us to further monetize our existing CRJ assets through an asset provisioning agreement, and to establish another pipeline for pilot supply. We will continue to evaluate opportunities to smartly and accretively deploy our capital.

Our focus on dual-class flying continues to deliver, with 83% of our flying dual class at year-end 2023. We have spent years setting the pieces up nicely and believe we are well positioned to enhance our position in 2024 and beyond.

Overall, demand for each of our products remains exceptionally strong and we remain aggressive and disciplined to advance our position at the forefront of the regional industry for our people, our partners, and our shareholders. As we deliver on our business fundamentals, we remain laser-focused on executing reliably for the long game. Looking forward there are still headwinds, but we believe no regional entity is better positioned and we're optimistic about the opportunities ahead.

Jerry C. Atkin
Chairman
SkyWest, Inc.

Russell A. "Chip" Childs
President and Chief Executive Officer
SkyWest, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File No. 0-14719

SKYWEST, INC.

Incorporated under the Laws of Utah   **87-0292166**
(IRS Employer ID No.)

**444 South River Road
St. George, Utah 84790
(435) 634-3000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, No Par Value	**SKYW**	**The Nasdaq Global Select Market**

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates (based upon the closing sale price of the registrant's common stock on The Nasdaq Global Select Market) on June 30, 2023 was approximately $1,725,423,470.

As of February 9, 2024, there were 40,229,334 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's proxy statement to be used in connection with the registrant's 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report as specified. Such proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2023.

PART I

Unless otherwise indicated in this Report, "SkyWest," "we," "us," "our" and similar terms refer to SkyWest, Inc., including SkyWest's wholly-owned subsidiary SkyWest Airlines, Inc. "SkyWest Airlines" refers to our wholly-owned subsidiary SkyWest Airlines, Inc., "SkyWest Leasing" refers to our wholly-owned subsidiary SkyWest Leasing, Inc. and "SWC" refers to our wholly-owned subsidiary SkyWest Charter, LLC.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the statements contained in this Report should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "forecast," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "hope," "likely," and "continue" and similar terms used in connection with statements regarding our outlook, anticipated operations, the revenue environment, our contractual relationships, and our anticipated financial performance. These statements include, but are not limited to, statements about the continued demand for our product, the effect of economic conditions on SkyWest's business, financial condition and results of operations, the scheduled aircraft deliveries for SkyWest in upcoming periods and the related execution of SkyWest's fleet transition strategy and expected timing thereof, expected production levels in future periods and associated staffing challenges, pilot attrition trends, SkyWest's coordination with United Airlines, Inc. ("United"), Delta Air Lines, Inc. ("Delta"), American Airlines, Inc. ("American") and Alaska Airlines, Inc. ("Alaska") (each, a "major airline partner" and together, "major airline partners") to optimize the delivery of aircraft under previously announced agreements, the expected terms, timing and benefits related to SkyWest's leasing and joint venture transactions, SkyWest's provision of assets to Contour Airlines, as well as SkyWest's future financial and operating results, plans, objectives, expectations, estimates, intentions and outlook, and other statements that are not historical facts. All forward-looking statements included in this Report are made as of the date hereof and are based on information available to SkyWest as of such date. SkyWest assumes no obligation to update any forward-looking statements unless required by law. Readers should note that many factors could affect the future operating and financial results of SkyWest and could cause actual results to vary materially from those expressed in forward-looking statements set forth in this Report. These factors include, but are not limited to the challenges of competing successfully in a highly competitive and rapidly changing industry; developments associated with fluctuations in the economy and the demand for air travel, including related to inflationary pressures, and related decreases in customer demand and spending; uncertainty regarding continued recovery from the COVID-19 pandemic and other potential future outbreaks of infectious diseases or other health concerns, and the consequences of such outbreaks to the travel industry, including travel demand and travel behavior, and our major partners in general and the financial condition and operating results of SkyWest in particular; the prospects of entering into agreements with existing or other carriers to fly new aircraft; ongoing negotiations between SkyWest and its major partners regarding their contractual obligations; uncertainties regarding operation of new aircraft; the ability to attract and retain qualified pilots, including captains, and related staffing challenges; the impact of regulatory issues such as pilot rest rules and qualification requirements; the ability to obtain aircraft financing; the financial stability of SkyWest's major airline partners and any potential impact of their financial condition on the operations of SkyWest; fluctuations in flight schedules, which are determined by the major airline partners for whom SkyWest conducts flight operations; variations in market and economic conditions; significant aircraft lease and debt commitments; estimated useful life of long-lived assets, residual aircraft values and related impairment charges; labor relations and costs and labor shortages; the impact of global instability; rapidly fluctuating fuel costs and potential fuel shortages; the impact of weather-related, natural disasters and other air safety incidents on air travel and airline costs; aircraft deliveries; uncertainty regarding ongoing hostility between Russia and the Ukraine, as well as Israel and Hamas, and the related impacts on macroeconomic conditions and on the international operations of any of our major airline partners as a result of such conflict; and other unanticipated factors.

There may be other factors that may affect matters discussed in forward-looking statements set forth in this Report, which factors may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by applicable law.

ITEM 1. BUSINESS

General

Through SkyWest Airlines, we offer scheduled passenger service to destinations in the United States, Canada and Mexico. Substantially all of our flights are operated as United Express, Delta Connection, American Eagle or Alaska Airlines flights under code-share agreements with United, Delta, American or Alaska, respectively. Code-share agreement are commercial agreements between airlines that, among other things, allow one airline to use another airline's flight designator codes on its flights. As of December 31, 2023, we offered approximately 1,850 daily departures, of which approximately 740 were United Express flights, 580 were Delta Connection flights, 340 were American Eagle flights and 190 were Alaska Airlines flights.

We generally provide regional flying to our major airline partners under long-term, fixed-fee, code-share agreements. Under these fixed-fee agreements (commonly referred to as "capacity purchase agreements"), our major airline partners generally pay us fixed rates for operating the aircraft primarily based on the number of completed flights, flight time and the number of aircraft under contract. The major airline partners either directly pay for or reimburse us for specified direct operating expenses, including fuel expenses. Our operations are conducted principally at airports that support our major airline partners' route networks, including Chicago (O'Hare), Dallas, Denver, Detroit, Houston, Los Angeles, Minneapolis, Phoenix, Salt Lake City, San Francisco and Seattle.

We conduct our code-share operations with our major airline partners pursuant to various code-share agreements described under the heading "Code-Share Agreements" below.

Fleet

SkyWest has been flying since 1972. During our long operating history, we have developed an industry-leading reputation for providing quality regional airline service. As of December 31, 2023, our fleet consisted of aircraft manufactured by Embraer S.A. ("Embraer") and MHI RJ Aviation ULC, formerly known as Bombardier Aerospace ("Bombardier"), including the E175 regional jet aircraft ("E175"), the Canadair CRJ900 regional jet aircraft ("CRJ900"), the Canadair CRJ700 regional jet aircraft ("CRJ700") and the Canadair CRJ200 regional jet aircraft ("CRJ200"). As of December 31, 2023, we had 603 total aircraft in our fleet, including 485 aircraft in scheduled service or under contract under our code-share agreements, summarized as follows:

	E175	CRJ900	CRJ700	CRJ200	Total
United	90	—	19	89	198
Delta	85	41	9	—	135
American	20	—	90	—	110
Alaska	42	—	—	—	42
Aircraft in scheduled service or under contract	237	41	118	89	485
SWC	—	—	—	16	16
Leased to third parties	—	5	35	—	40
Other [(1)]	—	3	14	45	62
Total Fleet	237	49	167	150	603

[(1)]   As of December 31, 2023, other aircraft included: supplemental spare aircraft supporting our code-share agreements that may be placed under future code-share or leasing arrangements, aircraft transitioning between code-share agreements with our major airline partners, aircraft held-for-sale or aircraft that are scheduled to be disassembled for use as spare parts.

Bombardier and Embraer are the primary manufacturers of regional jets operated in the United States and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, a stand-up cabin, overhead and under seat storage, lavatories and in-flight snack and beverage service. The Bombardier CRJ900 and CRJ700 aircraft and the Embraer E175 aircraft we operate are configured with a first-class seating section. The Bombardier CRJ200 aircraft we operate are configured with single-class seating. The speed of Bombardier and Embraer regional jets is comparable to larger aircraft operated by major airlines, and they have a range of approximately 1,600 miles and 2,100 miles, respectively. As of December 31, 2023, our fleet seat configuration by aircraft type is summarized as follows:

Manufacturer	Aircraft Type	Seat Configuration
Embraer	E175s	70-76
Bombardier . .	CRJ900s	70-76
Bombardier . .	CRJ700s	65-70
Bombardier . .	CRJ200s	30-50

SkyWest Leasing

SkyWest Leasing is a reportable segment that includes revenue associated with our financing of new aircraft with debt under our capacity purchase agreements, currently consisting of our E175 aircraft, and the depreciation and interest expense of our E175 aircraft. The SkyWest Leasing segment additionally includes the revenue and expense from leasing aircraft and engines to third parties. The SkyWest Leasing segment's total assets and capital expenditures include the acquired E175 aircraft, and aircraft and engines leased to third parties.

As of December 31, 2023, SkyWest Leasing leased 35 CRJ700 aircraft, five CRJ900 aircraft and regional jet aircraft engines to third parties.

SkyWest Charter (SWC)

In 2022, we formed a new subsidiary, SWC, which had its first revenue generating flight in May 2023. SWC offers on-demand charter service using CRJ200 aircraft in a 30-seat configuration. As of December 31, 2023, SWC had 16 aircraft available for on-demand charter service.

Competition and Economic Conditions

The airline industry is highly competitive. We compete principally with other regional airlines. Our operations extend throughout most major geographic markets in the United States. Our competition includes, therefore, nearly every other domestic regional airline. Our primary competitors include Air Wisconsin Airlines Corporation ("Air Wisconsin"); Endeavor Air, Inc. ("Endeavor") (owned by Delta); Envoy Air Inc. ("Envoy"), PSA Airlines, Inc. ("PSA") and Piedmont Airlines ("Piedmont") (Envoy, PSA and Piedmont are owned by American); Horizon Air Industries, Inc. ("Horizon") (owned by Alaska Air Group, Inc.); GoJet Airlines, LLC ("GoJet"); Mesa Air Group, Inc. ("Mesa"); and Republic Airways Holdings Inc. ("Republic"). Major airlines typically award code-share flying agreements to regional airlines based primarily upon the following criteria: ability to fly contracted schedules, availability of labor resources, including pilots, low operating cost, financial resources, geographical infrastructure, overall customer service levels relating to on-time arrival and flight completion percentages and the overall image of the regional airline. Additionally, each major airline may be limited in the number and type of regional aircraft it may use in its network due to agreements the major airline has with its own labor groups, commonly referred to in the industry as "scope limitations." Given our major airline partners' scope limitations, we currently do not operate a regional aircraft configured with more than 76 seats.

The principal competitive factors for regional airline code-share agreements include labor resources, code-share agreement terms, reliable flight operations, operating cost structure, ability to finance new aircraft, certification to operate certain aircraft types and geographical infrastructure supporting markets and routes served.

Our operations represent the largest regional airline operations in the United States. However, regional carriers owned by major airlines may have access to greater resources than we do through their parent companies.

Generally, the airline industry is sensitive to changes in general economic conditions. Economic downturns, combined with competitive pressures, have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns may be somewhat mitigated by our predominantly contract-based flying arrangements. If, however, any of our major airline partners experience a prolonged decline in the number of passengers or are negatively affected by low ticket prices or high fuel prices, they may seek rate reductions in future code-share agreements, or materially reduce scheduled flights in order to reduce their costs. In addition, adverse weather conditions can impact our ability to complete scheduled flights and can have a negative impact on our operations and financial condition. Also, major airline scope limitations may restrict growth opportunities for the regional carriers. Additionally, attrition of our pilots or other workgroups may reduce our flying schedules and have a negative impact on our operations and financial condition.

Regional Airline Pilot Constraints

As passenger demand in the airline industry recovered from the COVID-19 pandemic in 2020, the number of regional airline captains and first officers hired by major airlines and low-cost carriers significantly increased. As a result, we experienced a high level of captain and first officer attrition beginning in 2021 that has continued through 2023. Higher attrition rates have negatively impacted our ability to operate flight schedules requested by our major airline partners, which was the leading factor in our year-over-year decline in both flights completed and block hours incurred from 2021 to 2023.

Capacity and flight schedule impact. We completed the following number of flights and related block hours in 2023, 2022 and 2021:

	For the year ended December 31,		
	2023	**2022**	**2021**
Departures	691,962	739,388	749,943
Block hours	1,140,443	1,254,392	1,319,628

Liquidity

At December 31, 2023, we had $906.0 million in total available liquidity, consisting of $835.2 million in cash, cash equivalents and marketable securities, and $70.8 million available for borrowing under our line of credit.

Industry Overview

Majors, Low-Cost Carriers and Regional Airlines

The airline industry in the United States has traditionally been comprised of several major airlines, including Alaska, American, Delta and United. The major airlines offer scheduled flights to most major U.S. cities, numerous smaller U.S. cities, and cities throughout the world through a hub-and-spoke network.

Low-cost carriers, such as Southwest Airlines Co. ("Southwest"), JetBlue Airways Corporation ("JetBlue"), Spirit Airlines, Inc. ("Spirit"), Allegiant Travel Company ("Allegiant") and Frontier Group Holdings, Inc. ("Frontier"), generally have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low-cost carriers typically operate using a point-to-point network strategy, rather than a hub-and-spoke network.

Regional airlines, including SkyWest, typically operate smaller aircraft on shorter routes than major and low-cost carriers. Several regional airlines, including Endeavor, Envoy, Horizon, Piedmont and PSA, are wholly-owned subsidiaries of major airlines.

Regional airlines generally do not try to establish an independent route system and compete with the major airlines. Rather, regional airlines typically enter into agreements with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the major airline pays the regional airline either fixed fees to operate the flight, termed "capacity purchase agreement," "flying contract," "fixed-fee arrangement," or a "fixed-fee contract," or the regional airline receives a percentage of applicable passenger ticket revenues on designated flights operated by the regional airline, termed "prorate agreement" as described in more detail below.

Code-Share Agreements

Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of the major airline and to market and advertise its status as a carrier for the major airline. Code-share agreements also generally obligate the major airline to provide services such as reservations, ticketing, ground support and gate access to the regional airline, and the major airline often coordinates marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 50 and 76 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets. The financial arrangements between the regional airlines and their code-share partners usually involve either capacity purchase arrangements or prorate arrangements as explained below:

- *Capacity Purchase Arrangements.* Under a capacity purchase arrangement, the major airline generally pays the regional airline a fixed-fee for each departure, flight hour (measured from takeoff to landing, excluding taxi time) and block hour (measured from takeoff to landing, including taxi time) and an amount per aircraft in service each month with additional incentives based on completion of flights, on-time performance and other operating metrics. The regional airline typically acquires or finances the aircraft used under the capacity purchase arrangement, which is accounted for as a lease of the aircraft to our major airline partner. In addition, under a capacity purchase arrangement, the major airline bears the risk of fuel price fluctuations and certain other costs. Regional airlines benefit from capacity purchase arrangements because they are protected from some of the elements that typically cause volatility in airline financial performance, including variations in ticket prices, number of passengers onboard each flight and increasing fuel prices. However, regional airlines in capacity purchase arrangements generally do not benefit from positive trends in ticket prices, ancillary revenue, such as baggage and food and beverage fees, the number of passengers enplaned or decreasing fuel prices, because the major airlines retain passenger fare volatility risk and fuel costs associated with the regional airline flight.

- *Prorate Arrangements.* Under a prorate arrangement, the major airline and regional airline negotiate a passenger fare proration formula for specifically identified routes, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. On the other hand, the regional airline receives all of the passenger fare when a passenger purchases a ticket on a route solely operated by the regional airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In a prorate arrangement, the regional airline may realize increased profits as ticket prices and passengers carried increase or fuel prices decrease and, correspondingly, the regional airline may realize decreased profits as ticket prices and passengers carried decrease or fuel prices increase.

We have code-share agreements with United, Delta, American and Alaska. During the year ended December 31, 2023, approximately 87% of our flying agreements revenue related to capacity purchase agreement flights, where United, Delta, American and Alaska controlled scheduling, ticketing, pricing, and seat inventories. The remainder of our flying agreements revenue during the year ended December 31, 2023, related to prorate flights for United or Delta, where we controlled scheduling, pricing and seat inventories on certain prorate routes, and shared passenger fares with United or Delta according to prorate formulas and SWC flights. The routes placed under our prorate arrangements typically include flight service between one of our partners' hub cities and a city not served under our capacity purchase arrangements.

Under our capacity purchase arrangements, our major airline partners compensate us for our costs of owning or leasing the aircraft on a monthly basis. The aircraft compensation structure varies by agreement but is intended to cover either our aircraft principal and interest debt service costs or our aircraft depreciation and interest expense while the aircraft is under contract. The number of aircraft under our capacity purchase arrangements and our prorate arrangements as of December 31, 2023 is reflected in the summary below. The following summaries of our code-share agreements with our major airline partners do not purport to be complete and are qualified in their entirety by reference to the applicable agreement.

United Express Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
United Express Agreements (capacity purchase agreement)	• E175 • CRJ 700 • CRJ 200	90 19 70	• Individual aircraft have scheduled removal dates under the agreement between 2024 and 2029 • The average remaining term of the aircraft under contract is 2.7 years
United Express Prorate Agreement (prorate agreement)	• CRJ 200	19*	• Terminable with 120-day notice
Total under United Express Agreements		198	

Delta Connection Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Delta Connection Agreement (capacity purchase agreement)	• E175 • CRJ 900 • CRJ 700	85 35 5	• Individual aircraft have scheduled removal dates from 2024 to 2034 • The average remaining term of the aircraft under contract is 4.8 years
Delta Connection Prorate Agreement (prorate agreement)	• CRJ 900 • CRJ 700	6* 4*	• Terminable with 30-day notice
Total under Delta Connection Agreements		135	

American Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
American Agreement (capacity purchase agreement)	• E175 • CRJ 700	20 90	• Individual aircraft have scheduled removal dates from 2024 to 2032 • The average remaining term of the aircraft under contract is 3.1 years
Total under American Agreement		110	

Alaska Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Alaska Agreement (capacity purchase agreement)	• E175	42	• Individual aircraft have scheduled removal dates from 2030 to 2034 • The average remaining term of the aircraft under contract is 7.5 years

---

* Our prorate agreements are based on specific routes, not a specific aircraft count. The number of aircraft listed above for each prorate agreement approximates the number of aircraft the Company uses to serve the prorate routes.

In addition to the aircraft operating under the respective arrangements outlined above, we have agreed with our major airline partners to place additional aircraft under capacity purchase arrangements as summarized below. We are coordinating with our major airline partners to optimize the timing of upcoming fleet deliveries and the delivery timing referenced below is subject to change.

- Capacity purchase agreement with United for 19 new E175 aircraft. Four new E175 aircraft are currently scheduled for delivery in 2024, seven new E175 aircraft are scheduled for delivery in 2025 and eight new E175 aircraft are scheduled for delivery in 2026. We anticipate financing the aircraft through debt.

- Capacity purchase agreement with Delta for one new E175 aircraft. The delivery date for the new E175 aircraft is currently scheduled for 2024. We anticipate financing the aircraft through debt.

- Capacity purchase agreement with Alaska for one new E175 aircraft. The delivery date for the new E175 aircraft is currently scheduled for 2025. We anticipate financing the aircraft through debt.

United Express Agreements

We and United are parties to two United Express agreements: a United Express agreement to operate certain CRJ200 aircraft and CRJ700 aircraft, and a United Express agreement to operate E175 aircraft (collectively, the "United Express Agreements").

The United Express Agreements have a latest scheduled termination date in 2029. The United Express Agreements are subject to early termination in various circumstances including:

- if we or United fail to fulfill an obligation under the United Express Agreements for a period of 60 days after written notice to cure;
- if our operations fall below certain performance levels for a period of three consecutive months;
- subject to limitations imposed by the U.S. Bankruptcy Code, if either party becomes insolvent, fails to pay its debts when due, takes action leading to its cessation as a going concern, makes an assignment of substantially all of its assets, or ceases or suspends operations; or
- subject to limitations imposed by the U.S. Bankruptcy Code, if bankruptcy proceedings are commenced against either party and certain specified conditions are not satisfied.

Delta Connection Agreements

We and Delta are parties to a Delta Connection Agreement (the "Delta Connection Agreement"), pursuant to which we provide contract flight services for Delta.

The Delta Connection Agreement has a latest scheduled termination date of 2034. The Delta Connection Agreement is subject to early termination in various circumstances, including:

- if we or Delta commit a material breach of the Delta Connection Agreement, subject to 30-day notice and cure rights;
- if we fail to conduct all flight operations and maintain all aircraft under the Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if we fail to satisfy certain performance and safety requirements; or
- if either party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or makes an assignment for the benefit of creditors.

American Agreement

We and American are parties to an agreement (the "American Agreement") for the operation of E175 and CRJ700 aircraft. The American Agreement has a latest scheduled termination date of 2032 and is subject to early termination in various circumstances including:

- if we or American fail to fulfill any obligation under the American Agreement for a period of 30 days after written notice to cure;
- if our operations fall below certain performance levels;
- subject to limitations imposed by the U.S. Bankruptcy Code, if either party makes a general assignment for the benefit of creditors or becomes insolvent; or
- subject to limitations imposed by the U.S. Bankruptcy Code, if bankruptcy proceedings are commenced against either party and certain specified conditions are not satisfied.

Alaska Agreement

We and Alaska are parties to a Capacity Purchase Agreement (the "Alaska Agreement") for the operation of E175 aircraft. The Alaska Agreement has a latest scheduled termination date of 2034 and is subject to early termination in various circumstances including:

- if we or Alaska fail to fulfill an obligation under the Alaska Capacity Purchase Agreement for a period of 30 days after written notice to cure;
- if our operational performance falls below certain performance levels;
- subject to limitations imposed by the U.S. Bankruptcy Code, if either party makes a general assignment for the benefit of creditors or becomes insolvent; or
- subject to limitations imposed by the U.S. Bankruptcy Code, if bankruptcy proceedings are commenced against either party and certain specified conditions are not satisfied.

Training and Aircraft Maintenance

We provide substantially all training to our crew members and maintenance personnel at our training facilities. Our employees perform routine airframe and engine maintenance along with periodic inspections of equipment at our maintenance facilities. We also use third-party vendors for certain airframe and engine maintenance work.

Fuel

Our capacity purchase agreements with United, Delta, American and Alaska require the respective major airline partner to pay for fuel costs, either directly to the fuel vendor or to reimburse us for the fuel costs we incur under those agreements, thereby reducing our exposure to fuel price fluctuations. Under our prorate agreements with United and Delta, we are responsible for the costs to operate the flights, including fuel costs, and therefore we are exposed to fuel price fluctuations for flights operated under our prorate agreements. During the year ended December 31, 2023, our major airline partners purchased the majority of the fuel for our aircraft flying under their respective capacity purchase agreements directly from their fuel vendors or, when applicable, reimbursed us for the fuel costs we incurred under the capacity purchase agreements. Historically, we have not experienced sustained material problems with the availability of fuel and believe we will be able to obtain fuel in quantities sufficient to meet our existing and anticipated future requirements at competitive prices. We typically purchase fuel from third-party suppliers for our prorate agreements. A substantial increase in the price of jet fuel for flights we operate under our prorate agreements, or the lack of adequate fuel supplies in the future, could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Human Capital Resources

Employee Profile

As of December 31, 2023, we employed 13,121 total employees, consisting of 4,410 pilots, 4,135 flight attendants, 1,633 airport operations personnel, 1,328 maintenance technicians, 821 other maintenance personnel, 170 dispatchers and 624 operational support and administrative personnel. Our total employees at December 31, 2023, included 1,651 part-time employees. As of December 31, 2023, all our employees are employed by SkyWest Airlines or to a limited extent, by SWC. Certain SkyWest Airlines employees also provide administrative support to the SkyWest Leasing segment. Approximately 89.0% of these employees were represented by in-house labor associations that have entered into collective bargaining agreements regarding employee compensation and work rules. None of these employees are currently represented by an outside union. Outside union organizing efforts among our employees do occur from time to time and may continue in the future. If unionization efforts are successful, we may be subjected to increased risks of work interruption or stoppage and/or incur additional expenses associated with a change in labor representation of our employees. SkyWest Airlines has never experienced a work stoppage due to a strike or other labor dispute, and we consider our relationships with our employees to be good.

Our relations with labor are governed by the Railway Labor Act (the "RLA"), the federal law governing labor relations between air carriers and their employees. Under the RLA, a collective bargaining agreement between an airline and a labor representative does not expire, but instead becomes amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board to initiate a process including mediation, arbitration, and a potential "cooling off" period that must be followed before either party may engage in "self-help." "Self-help" includes, among other things, a strike by the representative or the imposition of proposed changes to the collective bargaining agreement by the airline. The U.S. Congress and the President have the authority to prevent "self-help" by enacting legislation that, among other things, imposes a settlement on the parties. We respect all employees' legal rights, including the rights to free association and collective bargaining. This includes the right to decide whether to be represented by a union. Under the RLA, employees have the right to decide whether they wish to be represented by a union. They also have the right to reject union representation.

In September 2022, we entered into a collective bargaining agreement with our pilots, increasing the pay rates for pilots. Additionally, during the years ended December 31, 2023 and December 31, 2022, we amended our capacity purchase agreements with our major airline partners which resulted in higher compensation as a result of our increased labor costs. We have also worked with our other operational workgroups to secure significant increases in each of their pay scales and bonuses, including a 35% increase in starting pay for SkyWest flight attendants in 2023.

Culture

At SkyWest our people are our most valued assets, and the success of our business is dependent on having a collaborative, engaged and effective workforce. We respect every individual's quality of life and are committed to promoting integrity and trust in all we do. We strive to be the partner of choice and employer of choice.

Health & Safety

Safety is the primary focus and foundation of our culture with our first guiding principle being Health and Safety First. We expect our employees to think, plan, communicate and act appropriately to prevent injury, illness or harm to themselves, fellow employees, passengers and aircraft. SkyWest's Safety Management System (SMS) integrates an intentional safety culture into every work group and every employee process from new hire through retirement, focusing on industry-best practices in safety competencies and behaviors. Training is required for every SkyWest employee, regardless of position.

SkyWest's SMS is designed to identify, track, and help mitigate potential safety risks before an incident or accident occurs. Employees are encouraged to participate in our voluntary programs to report potential safety concerns or violations to reduce safety risk, including, but not limited to our Aviation Safety Action Program and Safety Concern Report.

- Aviation Safety Action Program is a non-punitive program that allows employees in participating work groups to self-disclose violations of policies and procedures. Each report is reviewed by an Event Review Committee who helps identify any potential trends and determines whether corrective actions have been put into place to prevent the problem from occurring in the future.

- Safety Concern Reporting is a confidential program that allows all employees to identify potential safety risks within the operation. Each report is reviewed and investigated, as needed, by the Safety Department. Employees may also report safety concerns to their direct manager, the facility manager, a facility safety committee member or confidentially through our safety hotline.

Attracting, Developing and Retaining Talent

Recruitment Strategies. We strive to be the employer of choice for aviation professionals pursuing a career in the regional airline industry and we continually update our recruiting strategies to attract quality aviation professionals. We adapt our recruitment efforts based on the supply of eligible aviation professionals and our outlook for anticipated future flight schedules. Our recruiting focus generally targets key aviation technical roles, especially pilots and mechanics. We seek qualified individuals through publishing positions on both internal and external career websites, supporting professional development leads, investment in targeted advertising, social media outreach, employee referrals and relationships with community-based organizations and educational institutions.

School Partnerships and Development. We maintain relationships with numerous flight schools and educational institutions across the country that are focused on developing the next generation of aviation professionals. We typically recruit pilots and maintenance technicians that have completed required coursework from an accredited flight or maintenance school, respectively, and have obtained other applicable certifications. We also provide other programs to enhance our recruiting efforts towards individuals who are in process of completing their training, including a Pilot Pathway Program and an Aviation Maintenance Technician (AMT) Pathway Program.

- The SkyWest Pilot Pathway Program provides a direct path for qualified pilots seeking to begin their aviation career in the regional airline industry. Participants benefit from the SkyWest Pilot Pathway Program through certain starting seniority at SkyWest, final interview privileges and access to pilot mentors. The Pilot Pathway Program allows students to remain at their campus to complete their flight training until they meet SkyWest's Airline Transport Pilot standards and achieve their required minimum hours of flight time. Each participant may also participate in SkyWest recruiting events and outreach programs on their way to fulfilling commercial pilot jobs.

- The SkyWest AMT Pathway Program provides a career path for maintenance technicians seeking employment with SkyWest. Participants benefit from the SkyWest AMT Pathway Program through accelerated starting seniority at SkyWest, guaranteed final interview and access to mechanic advisors.

Ongoing Training and Retention. SkyWest invests in retaining its professionals by providing a range of talent development opportunities, including mandatory compliance training, new hire training and general professional development, as well as engaging in the training of leaders through leadership development courses. Our training programs include full-motion flight simulators for pilots, on-the-job training for technicians, and cabin trainers for flight attendants. We also reinforce our guiding principles, including but not limited to, health and safety, personal and corporate integrity, excellent service and quality, and respect and teamwork through our training and development programs, as well as through our employee appreciation and recognition programs.

During 2022 and 2023, we experienced significant turnover of our pilots, specifically our captains and experienced first officers. As we work to train and promote our first officers to captains, we anticipate incurring continued elevated training costs in 2024.

Diversity & Inclusion

Our approach is to hire the best qualified individuals, regardless of race, religion, gender, national origin, disability, sexual orientation or similar classifications. As of December 31, 2023, approximately 44% and 31% of our workforce were women and people of color, respectively. We believe every employee brings unique education, skills and life experiences to SkyWest that supplement our ability to achieve our commitment to excellence and to our customers and passengers. As part of SkyWest's commitment to diversity, we have:

- Developed required training for all employees, which reviews our Company policies, provides opportunities to apply policy to real-world examples and reaffirms our commitment to diversity and inclusion.
- Created ongoing opportunities to highlight employees from different cultures throughout the year on internal and external websites.

Total Rewards

SkyWest Airlines operates in a customer-focused, team-based environment and provides opportunities for dedicated individuals to develop their career while receiving competitive compensation, benefits and rewards. Our employees receive several compensation benefits, including but not limited to:

- Competitive wages and incentives based on our operating performance goals,
- Multiple insurance options including health care, disability coverage and life insurance coverage,
- Access to a 401(k) plan with matching contributions and an employee stock purchase plan,
- Employee assistance programs that provide confidential counseling or psychiatric care,
- Free access to financial advisors for personal finance guidance and education,
- A variety of resources that promote scheduling flexibility with paid time away from work, and
- Space-available travel privilege programs for employees and eligible family members through our major airline partner programs.

Employee Reporting

Our Code of Conduct contains general guidelines for conducting business in an ethical manner. We are committed to a working environment that is safe and supports open and honest communication. We have established a reporting system for any SkyWest employee to report a violation of Company policy including harassment, discrimination, drug and alcohol use, questionable financial practice, or a breach involving safety or security. A general grievance may also be filed even if an employee has already utilized their chain of command or chooses to remain anonymous. Reports can be filed using a toll-free ethics and grievance hotline or by using on online reporting system on SkyWest's intranet.

Government Regulation

All interstate air carriers, including SkyWest, are subject to regulation by the U.S. Department of Transportation (the "DOT"), the U.S. Federal Aviation Administration (the "FAA") and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, airworthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record-keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other methods, certifications, which are necessary for the continued operations of SkyWest, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

We believe SkyWest complies, in all material respects, with FAA regulations and holds all operating and airworthiness certificates and licenses which are necessary to conduct our operations. We maintain current certifications and otherwise comply with the laws, rules and regulations to which we are subject. Our flight operations, maintenance programs, recordkeeping and training programs are conducted under FAA approved procedures. All air carriers operating in the United States are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All such air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. SkyWest is also subject to certain federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe SkyWest complies, in all material respects, with these laws and regulations.

Environmental Matters

We are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

As the largest regional airline in the United States, we remain committed to working with our major airline partners to lower our environmental footprint while continuing to offer the best service to our customers and the communities we serve. Our largest source of emissions and environmental impact comes from utilizing jet fuel on flights operated under our code-share agreements with our major airline partners. Under our capacity purchase agreements, our major airline partners purchase the aircraft fuel we consume, select the aircraft type we operate, and set flight schedules, all of which are variables which impact fuel consumption efficiencies. During 2023, we produced approximately 5.0 million metric tons of CO_2e from fuel burned, using industry emissions factors, on flights we operated under our code-share agreements. We are largely dependent on direction from our major airline partners regarding long-term fuel saving initiatives such as engine innovations reducing fuel consumption, use of sustainable alternative fuels, carbon sequestration programs, air traffic flow routing efficiencies, and similar initiatives. Each of our major airline partners may pursue alternative strategies and goals to reduce carbon emissions on flights we operate under our code-share agreements that may impact the rate at which we are able to reduce our carbon emissions, if at all. We anticipate our major airline partners will take responsibility for carbon emissions incurred on our contract flights.

Our board of directors has oversight of our environment-related performance. Through software and training, we heavily monitor and manage our fuel trends and fuel consumption which leads to better fuel management and reductions in emissions. When possible, we conserve fuel burned by utilizing single engine taxi procedures, improving the efficiency of aircraft routing, using performance-based navigation procedures to reduce track miles, and using ground power when parked at the gate. Additionally, we collaborate with aircraft and engine manufacturers and our major airline partners regarding innovations and emerging technologies that could improve fuel efficiencies and minimize environmental impact. We are also collaborating with our major airline partners and fuel providers regarding long-term opportunities to use sustainable aviation fuel in the future. We are evaluating opportunities to increase the number of electric powered ground equipment, including tugs and pushbacks used at airports where we provide ramp services. We participate with our major airline partners in recycling programs, and we have implemented recycling initiatives in our facilities to reduce the amount of paper, plastic and other recyclables going to landfills. We have worked aggressively to reduce our reliance on paper manuals, further eliminating unnecessary waste while increasing efficiencies.

We have entered into a strategic partnership with Eve UAM, LLC ("Eve UAM"), an Embraer company, to develop a network of deployment for Eve UAM's electric vertical takeoff and landing ("eVTOL") aircraft. This partnership includes the option for SkyWest to purchase up to 100 eVTOL aircraft. Eve UAM anticipates its four-passenger eVTOL aircraft will be certified and available for service after 2026.

Safety and Security

We are committed to the safety and security of our passengers and employees. We have taken many steps, both voluntarily and as mandated by governmental authorities, to increase the safety and security of our operations. Some of the safety and security measures we have taken with our major airline partners include: aircraft security and surveillance, aircraft cleaning procedures, positive bag matching procedures, enhanced passenger and baggage screening and search procedures and securing of cockpit doors. We are committed to complying with future safety and security requirements.

Insurance

We maintain insurance policies we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverage for loss or damage to our flight equipment, and workers' compensation insurance.

Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire year, in part because the airline industry is subject to seasonal fluctuations and changes in general economic conditions. Our operations are somewhat favorably affected by pleasure travel on our prorate routes, historically contributing to increased travel in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which can result in cancelled flights, principally during the winter months. Additionally, a significant portion of our capacity purchase arrangements is based on completing flights and we typically have more scheduled flights during the summer months. We generally experience a significantly higher number of weather cancellations during the winter months, which negatively impacts our revenue during such months.

Additional Information

We were incorporated in Utah in 1972. Our principal executive offices are located at 444 South River Road, St. George, Utah 84790, and our primary telephone number is (435) 634-3000. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act are available free of charge on our website at *inc.skywest.com*, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. We use our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information relating to our corporate governance is also included on our investor relations website. The information in or accessible through the SEC and our website are not incorporated into, and are not considered part of, this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only. In addition, we provide electronic or paper copies of our SEC filings free of charge upon request.

ITEM 1A. RISK FACTORS

In addition to factors discussed elsewhere in this Report, the following are important risks which could adversely affect our future results. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and investors could lose all or part of their investment in us.

Risks That May Disrupt Our Operations

We have experienced, and may continue to experience, difficulty in retaining and upgrading qualified pilots.

Our operations rely on recruiting and training qualified pilots. FAA regulations regarding personnel certification and qualifications have limited, and along with potential future changes in FAA regulations, could continue to limit, the number of qualified new entrants that we could hire. In the event we are unable to hire qualified pilots, we may be unable to operate requested flight schedules under our capacity purchase agreements, which could result in a reduction in revenue and operating inefficiencies, such as incremental new-hire training costs, and our business and financial condition could be adversely affected.

Our operations also rely on retaining qualified pilots, including captains and first officers. Our pilots may seek employment at major airlines, low-cost carriers or cargo carriers, which generally offer higher salaries and more extensive benefit programs than regional airlines. In response to the COVID-19 pandemic, several major airlines offered their employees early retirement programs in 2020 and may continue to hire significant levels of pilots in the near term. As a result, we have experienced elevated levels of pilot attrition, particularly attrition of our captains, which may continue in the future. As we have worked to upgrade our first officers to captains, our attrition levels exceeded our upgrade and replacement levels during 2023. Our shortage of captains resulted in a reduction of our flight schedules with our major airline partners in 2023 compared to 2022. There is no assurance that our block hour production in 2024 will exceed our block hour production in 2023. Operating at reduced flying schedules results in operating inefficiencies which negatively impacts our financial results. Further, in September 2022, we increased pay rates for our pilots; however, there is no assurance our current pay rates will have a significant impact on retaining and upgrading our pilots, which could negatively impact our operations. If we request our major airline partners to reduce our flight schedules due to pilot or other labor shortages, our major airline partners may seek to enforce financial penalties or reduce the compensation otherwise payable to us under our capacity purchase agreements, which would likely have a negative impact on our revenues and adversely impact our financial condition.

We have experienced, and may continue to experience, difficulty recruiting and retaining other operational personnel.

In addition to pilots, our operations rely on recruiting and retaining other qualified personnel, including, but not limited to, flight attendants, maintenance technicians, dispatch personnel, crew support and other operational personnel. Our operational personnel may seek employment at major airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines. Should the turnover of our employees sharply increase, we may not be able to hire sufficient personnel to replace those leaving. In the event we are unable to hire and retain other qualified personnel, we may be unable to operate requested flight schedules under our capacity purchase agreements, which could result in a reduction in revenue and operating inefficiencies, such as incremental new-hire training costs, and our business and financial condition could be adversely affected.

Various negative economic or industry conditions may result in reductions to our flight schedules, which could materially and adversely affect our operations and financial condition.

Our operations and financial condition are affected by many changing economic and other conditions beyond our control, including, among others:

- disruptions in the credit markets, which may impact availability of price competitive financing;
- actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, inflation, higher interest rates, public health emergencies (including the COVID-19 pandemic and related variants), wars (including the ongoing conflict between Russia and the Ukraine and Israel and Palestine), terrorist attacks or political instability;
- impact on workforce availability and economic uncertainty;
- potential resurgence of COVID-19 or future public health threats similar to COVID-19 could negatively impact demand and the industry;
- changes in consumer preferences, perceptions, spending patterns or demographic trends;
- changes in the competitive environment due to industry consolidation, new airlines entering the market, our major airline partners operating smaller sized aircraft that may reduce the demand for regional aircraft and other factors;

- actual or potential disruptions to U.S. air traffic control systems;
- interference on aviation equipment from the deployment of 5G wireless telecommunications systems;
- price of jet fuel and oil that may negatively impact the number of flights we are scheduled to operate by our major airline partners under our capacity purchase agreements and may negatively impact the profitability of our prorate agreements;
- outbreaks of diseases and other illnesses that affect travel behavior; and
- weather and natural disasters.

The effect of any, or some combination, of the foregoing economic and industry conditions on our operations or financial condition is virtually impossible to forecast; however, the occurrence of any or all of such conditions in a significant manner could materially and adversely affect our operations and financial condition and could cause our major airline partners to reduce the utilization levels of our aircraft under our code-share agreements.

Cybersecurity incidents, hardware or software failures or other information technology disruptions may negatively impact our operations, reputation and financial condition.

The performance and reliability of our technology are critical to our ability to compete effectively. Any internal technological error, failure or large-scale external interruption in the information systems, networks, hardware, software and technological infrastructure we depend on, such as U.S. air traffic control systems, power, telecommunications or the internet (collectively, "IT Systems"), may disrupt our internal network, impact our ability to conduct our business and result in increased costs. Our IT Systems (including those provided by third parties) and information about our employees and other individuals and proprietary information belonging to our business such as trade secrets ("Confidential Information") are vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications or IT System failures, computer viruses, hackers and other security issues.

In addition, we face numerous and evolving cybersecurity risks that threaten the security, confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, security breaches, malfeasance by insiders, human or technological error, computer viruses, malicious or destructive code, misconfigurations, "bugs" or other vulnerabilities in commercial software that is integrated into our (or our service providers') IT Systems, products or services, malware (including ransomware) and other attacks, including through fraud or other means of deception. The methods used to obtain unauthorized access, disable or degrade service or attack or sabotage systems are constantly evolving, and threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence – that circumvent security controls, evade detection and remove forensic evidence. As a result we may be unable to anticipate or to detect, investigate, remediate or recover from attacks or incidents for long periods of time. Further, we may not be able to prevent all data breaches, misuses of data (including Confidential Information) or other cybersecurity incidents.

There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Because we rely on third party vendors and service providers for functions critical to our business, including information technology infrastructure and services, successful cyberattacks that disrupt or result in unauthorized access to third party IT Systems can materially impact our operations and financial results. Remote and hybrid working arrangements at our company (and at many third-party service providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

We and certain of our third-party service providers have in the past experienced cybersecurity incidents and we expect such incidents to continue in varying degrees. As further described in "Item 1C. Cybersecurity" we had a cybersecurity incident in 2021, but based on our assessment, we do not believe the incident has or will materially affect us, including our operations, business strategy, results of operations or financial condition. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any cybersecurity incident or other adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information could compromise our ability to operate flights or technology systems, result in the loss of Confidential Information, legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, liability or regulatory penalties, disruption to our operations, damage to our reputation, loss of existing or future customers and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could adversely affect our business, results of operations and financial condition.

Interruptions or disruptions in service at one of our hub airports, due to weather, system malfunctions or for any other reason, could have a material adverse impact on our operations.

We currently operate primarily through hubs supporting our major airline partners' route networks across the United States. Nearly all of our flights either originate from or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather such as hurricanes or tornados can cause flight disruptions, and, during periods of storms or adverse weather, our flights may be canceled or significantly delayed. We operate a significant number of flights to and from airports with potential winter related or other weather difficulties, including but not limited to, Chicago, Denver, Detroit, Minneapolis, Salt Lake City and San Francisco. A significant interruption or disruption in service at one of our hubs, due to adverse weather, system malfunctions, airport construction, security closures or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe adverse impact on our operations and financial performance.

The occurrence of an aviation accident involving our aircraft would negatively impact our operations and financial condition.

An accident or incident involving one of our aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines and could affect our relationships with our major airline partners. In addition, any accident or incident involving a type of aircraft in our fleet could result in air travelers being reluctant to fly on our aircraft, and adversely impact our business, results of operations and financial condition.

We may experience disruption in service with key third-party service providers.

We rely on third party vendors for a variety of services and functions critical to our business, including airframe and engine maintenance, ground handling, fueling, computer reservation system hosting, telecommunication systems and information technology infrastructure and services.

Even though we strive to formalize agreements with these vendors that define expected service levels, our use of outside vendors increases our exposure to several risks. In the event that one or more vendors experiences labor shortages, aircraft part shortages, goes into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. If one of our vendors fails to perform adequately, we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force us to renegotiate existing agreements on less favorable terms. These events could result in disruptions in our operations or increases in our cost structure.

We are subject to significant governmental regulation and potential regulatory changes.

All interstate air carriers, including SkyWest, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; recordkeeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations.

We cannot predict the impact of potential regulatory changes that may affect our business or the airline industry as whole, including the potential impact of tariffs on aircraft deliveries. However, it is possible that these changes could adversely affect our business. Our business may be subject to additional costs or loss of government subsidies as a result of potential regulatory changes, which could have an adverse effect on our operations and financial results.

Compliance, or failure to comply, with new or existing laws, regulations and other requirements relating to the privacy, security and handling of information about individuals could adversely affect our business, results of operations, or financial condition.

We receive information related to employees and other individuals in order to run our business. Laws, regulations and other requirements relating to the privacy, security and handling of information about individuals, alongside the application and interpretation of such requirements, are constantly evolving and developing and subject to change. There has been heightened legislative and regulatory focus on data privacy and security in the United States and elsewhere, including in relation to cybersecurity incidents, and it is possible that new laws, amendments to or interpretations of existing laws, regulations and other requirements may require us to incur significant costs, implement new processes or change our handling of information and business operations. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Terrorist activities or warnings have dramatically impacted the airline industry and will likely continue to do so.

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including our operations. If additional terrorist attacks are launched against the airline industry, there will be lasting consequences of such attacks, which may include loss of life, property damage, increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additionally, terrorist attacks and the fear of such attacks could negatively impact the airline industry, and result in decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

Risks Related to Our Code-Share Agreements with Our Major Airline Partners

Our business model is dependent on code-share agreements with four major airline partners.

Our business model depends on major airlines electing to contract with us instead of operating their own aircraft or regional jets. Some regional airlines are owned by a major airline. We have no guarantee that in the future our major airline partners will choose to enter into contracts with us instead of operating their own aircraft or regional jets or award more flying contracts to another regional airline. Our major airline partners are not prohibited from doing so under our code-share agreements. A decision by any of our major airline partners to phase out code-share relationships and instead acquire and operate their own regional jets or regional airline, or award more flying contracts to another regional airline, could have a material adverse effect on our financial results. Additionally, our major airline partners may be limited in the number of regional aircraft they can operate in their network due to aircraft scope limitations they have with their labor groups. Scope limitations could limit our ability to increase the number of aircraft operating under our code-share agreements.

As of December 31, 2023, 333 out of our total 485 aircraft in scheduled service were operating under a capacity purchase arrangement or a prorate agreement with either United or Delta. If our code-share relationship with United or

Delta were terminated, our operations would be significantly impacted and we would not likely have an immediate source of revenue or earnings to offset such loss. A termination of either of these relationships would likely have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute code-share agreements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating an airline independent from major airline partners would be a significant departure from our business plan and would likely require significant time and resources and may not be a viable alternative.

Additionally, each of our agreements with our major airline partners is subject to certain early termination provisions, including uncured material performance breaches. We also currently use the systems, facilities and services of our major airline partners to support a significant portion of our operations, including airport and terminal facilities and operations, information technology support, ticketing and reservations, scheduling, dispatching, fuel purchasing and ground handling services. If our major airline partners cease to maintain any of these systems, close any of these facilities or no longer provide these services to us, due to termination of one of our code-share agreements, a strike or other labor interruption by personnel working for our major airline partners or for any other reason, we may not be able to obtain alternative systems, facilities or services on terms and conditions as favorable as those we currently receive, or at all. Since our revenues and operating profits are dependent on our level of flight operations, we could then be forced to significantly reduce our operations.

Reduced utilization levels of our aircraft under our capacity purchase agreements with our major airline partners would have a material adverse impact on the results of our operations and financial condition.

Under our capacity purchase agreements with our major airline partners, a portion of our compensation is based on pre-determined rates that are applied to our production, such as block hours, for the period. We also receive fixed monthly payments related to overhead costs and aircraft ownership costs from our major airline partners. Reduced utilization of our aircraft under our capacity purchase agreements will likely have a material adverse impact on the results of our operations and financial condition. During the year ended December 31, 2022, we amended our capacity purchase agreements with certain major airline partners that reduced certain future contractual fixed monthly payments and increased future contractual variable payments. A compensation structure that is weighted more to utilization and less to fixed payments could have a material adverse impact on the results of our operations and financial condition if utilization levels decrease. Additionally, amendments to our capacity purchase agreements that result in changes to our future scheduled fixed monthly payments will likely impact the timing of our revenue recognition. During the year ended December 31, 2023, the revenue we recognized was $242.5 million less than the fixed monthly cash payments received, primarily due to the capacity purchase agreement amendments we executed during the 2022 year. Although we currently anticipate we will recognize previously deferred revenue throughout 2024, future contract amendments or reduced utilization levels of our aircraft could negatively impact the timing of our revenue recognition.

Our major airline partners may experience events that negatively impact their financial strength or operations, which may also negatively impact our operations.

Our business model relies significantly on our major airline partners, and we may be negatively affected by their financial and operating strength. Events impacting airline travel, including pandemics such as COVID-19, that negatively impact the financial strength of our major airline partners or have a long-term effect on the use of our major airline partners by airline travelers would likely have a material adverse effect on our business, financial condition and results of operations. If our major airline partners experience adverse effects to their operational or financial condition, they may be unable to make payments due to us under their capacity purchase agreements or may need to reduce utilization of our aircraft. Additionally, if one of our major airline partners undergoes bankruptcy, our agreement with such partner may not be assumed in bankruptcy and could be terminated. This and other events, which are outside of our control, could have a material adverse effect on our business, financial condition and results of operations.

Our growth may be limited with our major airline partners' flight systems.

Additional growth opportunities within our major airline partners' flight systems are limited by various factors, including a limited number of regional aircraft each major airline partner can operate in its regional network due to scope limitations in its own labor agreements. Except as contemplated by our existing code-share agreements, we cannot be sure that our major airline partners will contract with us to fly any additional aircraft. We may not receive additional growth opportunities, or we may agree to modifications to our code-share agreements that reduce certain benefits to us in order to obtain additional aircraft, or for other reasons. Given the competitive nature of the airline industry, we believe limited growth opportunities may result in competitors accepting reduced margins and less favorable contract terms in order to secure new or additional code-share operations. Even if we are offered growth opportunities by our major airline partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Additionally, our major airline partners may reduce the number of regional jets in their system by not renewing or extending existing flying arrangements with regional operators. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing major airline partners.

There are long-term risks related to supply and demand of regional aircraft associated with our regional airline services strategy.

Various factors could change our major airline partners' long-term strategy in using regional aircraft to support their network objectives. Such changes could result in a reduction in the number of regional aircraft our major airline partners operate in the future. If our major airline partners' future strategies include a material reduction in regional aircraft generally or for specific aircraft types, such as 50-seat regional aircraft, the resulting decrease in demand in the aircraft we operate could have a material negative impact on our business and financial condition. Additionally, future developments of electric-powered aircraft designed to operate on routes typically served by regional aircraft could impact our major airline partners' strategy and result in a reduction of demand or increase our capital expenditures and could have a material negative impact on our business and financial condition.

Due, in part, to the dynamic nature of the airline industry, major airlines may also make other strategic changes, such as changing or consolidating hub locations or operating mainline aircraft on routes previously served using regional aircraft. If our major airline partners were to make changes such as these in their strategy and operations, our operations and financial results could be adversely impacted.

Our prorate arrangements with our major airline partners may not return to pre-pandemic revenue levels and are terminable upon notice of 120 days or less.

Our prorate revenue in 2023 continued to be negatively impacted by captain attrition to other airlines, and there is no assurance our prorate revenue will return to pre-pandemic levels in 2024 or thereafter. We may continue to reduce the volume of flying under our prorate arrangements in the future based on several factors including, but not limited to, passenger demand on prorate routes and labor availability.

Our prorate flying agreements with our major airline partners permit each major airline partner to terminate the agreement in its discretion by giving us notice of 120 days or less. If one of our major airline partners elects to terminate a flying agreement with notice of 120 days or less, our ability to use the aircraft under an alternative agreement with similar economics may be limited, which could negatively impact our financial results. Additionally, even if we could subsequently place the aircraft into service with a different major airline partner, of which there can be no assurance, we likely would incur inefficiencies and incremental costs, such as changing the aircraft livery, during the transition period, which would negatively impact our financial results.

Disagreements regarding the interpretation of our code-share agreements with our major airline partners could have an adverse effect on our operating results and financial condition.

Long-term contractual agreements, such as our code-share agreements, are subject to interpretation and disputes may arise under such agreements if the parties to an agreement apply different interpretations to that agreement. Those disputes may divert management's time and resources from the core operation of the business, and may result in litigation, arbitration or other forms of dispute resolution.

We have previously experienced disagreements with our major airline partners regarding the interpretation of various provisions of our code-share agreements. Some of those disagreements have resulted in litigation, and we may be subject to additional disputes and litigation in the future. To the extent that we experience disagreements regarding the interpretation of our code-share or other agreements, we will likely expend valuable management time and financial resources in our efforts to resolve those disagreements. Those disagreements may result in litigation, arbitration, settlement negotiations or other proceedings. Furthermore, there can be no assurance that any or all of those proceedings, if commenced, would be resolved in our favor. An unfavorable result in any such proceeding could have adverse financial consequences or require us to modify our operations. Such disagreements and their consequences could have an adverse effect on our operating results and financial condition.

We recently began operating on-demand charter flights through our wholly-owned subsidiary, SWC, and such operations involve significant risk.

In 2022 we formed a new subsidiary, SWC, which had its first revenue generating flight in May 2023. SWC offers on-demand charter service using CRJ200 aircraft in a 30 or less seat configuration under its own FAA operating certificate. As we grow operations, there may be significant risks, including that SWC may divert management's attention or the Company's resources from our core business and strategies and that the objectives of SWC may not materialize or may take longer to materialize than anticipated.

The airline industry is highly competitive, which could adversely affect our operating results and financial condition.

The airline industry is highly competitive. We compete with other regional airlines on various factors including, but not limited to, labor resources, including pilots and mechanics; low operating costs; financial resources, including the ability to finance aircraft at competitive terms; geographical infrastructure; and overall customer service levels relating to on-time arrival and flight completion percentages. Our major airline partners rely on us to fly passengers from various locations into their hubs under our code-share agreements at competitive terms. We not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also indirectly face competition from low-cost carriers, such as Southwest, Allegiant, Spirit, JetBlue and others, who compete with our major airline partners on many routes we operate. Certain of our competitors, including wholly-owned regional airline subsidiaries of our major airline partners, may have access to significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The inability to remain competitive on the various factors valued by our major airline partners could adversely affect our operating results and financial condition.

Risks Related to Our Operating Costs and Personnel

Increases in labor costs, including pilot costs, flight attendant costs, maintenance costs and overhead costs may result in lower operating margins under our capacity purchase agreements.

Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Labor costs constitute a significant percentage of our total operating costs. Increases in our labor costs could result in a material reduction in our earnings. For example, during the year ended December 31, 2023 and 2022, our salary, wage and benefit costs constituted approximately 46.7% and 42.9% of our total operating costs, respectively. In September 2022, we entered into a collective bargaining agreement with our pilots, increasing the pay rates for pilots. Our inability to offset increased labor costs through rate increases under our capacity purchase agreements with all our major airline partners could negatively impact our operating costs. Currently, we believe our labor costs are competitive relative to other regional airlines. However, we cannot provide assurance that our labor costs going forward will remain competitive because of changes in supply and demand for labor in the regional airline industry. We compete against other airlines and businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, sustain employee engagement in our strategic vision, or if we are unsuccessful at implementing succession plans for our key staff, we may be unable to grow or sustain our business. Labor costs to recruit, incentivize and retain skilled employees may significantly increase in the future due to increased competition for the limited number of qualified industry personnel. Attrition rates that exceed our ability to hire and replace applicable workgroups could negatively impact our ability to generate revenue, negatively impact our operating results, increase our training and labor costs and our business prospects could be harmed.

Additionally, under our capacity purchase agreements with United, Delta, American and Alaska, a portion of our compensation is based upon pre-determined rates typically applied to production statistics (such as departures, block hours, flight hours and number of aircraft in service each month). The primary operating costs intended to be compensated by the pre-determined rates include our labor and training costs, certain aircraft maintenance expenses and overhead costs. During the year ended December 31, 2023, approximately 91.9% of our code-share operating costs were reimbursable at pre-determined rates and 8.1% of our code-share operating costs were directly reimbursed costs, often referred to as pass-through costs. Additionally, our aircraft maintenance costs may increase annually as our fleet ages at a higher rate than our pre-determined rates in our capacity purchase agreements. Also, on an individual aircraft basis, various in-depth maintenance procedures are typically scheduled to occur at multi-year intervals, which can result in maintenance expense fluctuations year-to-year. If our operating costs for labor, aircraft maintenance and overhead costs exceed the compensation earned from our pre-determined rates under our capacity purchase arrangements, our financial position and operating results will be negatively affected.

Increased labor costs, pilot and other labor availability, labor disputes and unionization of our workforces may adversely affect our ability to conduct our business and reduce our profitability.

Any new collective bargaining agreements entered into by other regional carriers with their work forces may also result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. Future agreements with represented employees may be on terms that are not as attractive as our current agreements or comparable to agreements entered into by our competitors.

Our employees are represented by in-house associations; however, organizing efforts to join national unions among those employees occur from time to time. Such efforts will likely continue in the future and may ultimately result in some or all of our employees being represented by one or more national unions. If our employees were to unionize or be deemed to be represented by one or more national unions, negotiations with these unions could divert management's attention and disrupt operations, which may result in low employee morale and inefficient work rules and may limit our ability to adjust to market compensation in a timely manner and negatively impact our financial results. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. A national union soliciting to represent our employees may represent employees at mainline carriers or other regional airlines and may have conflicting interests with those of our employees or SkyWest. Agreements reached in union-involved collective bargaining may negatively impact our financial results.

We may experience an increase in fuel prices in our prorate operations.

Dependence on foreign imports of crude oil, limited refining capacity and the possibility of changes in government policy on jet fuel production, transportation and marketing make it difficult to predict the future availability of jet fuel. If there are additional outbreaks of hostilities or other conflicts in oil-producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of jet fuel, there could be a reduction in the supply of jet fuel and significant increases in the cost of jet fuel. Additionally, our operations may experience disruptions from temporary fuel shortages by our fuel vendors resulting from fuel quality issues, refueling disruption or other challenges. Major reductions in the availability of jet fuel or significant increases in its cost, or a continuation of high fuel prices for a significant period of time, would have a material adverse impact on us.

Pursuant to our capacity purchase arrangements, our major airline partners have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. However, we bear the economic risk of fuel price fluctuations on our prorate and charter operations. As of December 31, 2023, we operated 19 CRJ200s under a prorate agreement with United and six CRJ900s and four CRJ700s under a prorate agreement with Delta. As of December 31, 2023, we had 16 CRJ200s available for on-demand charter service through SWC. Our operating and financial results with respect to these prorate arrangements and charter services can be negatively affected by the price of jet fuel in the event we are unable to increase our passenger fares. Additionally, in the event of prolonged low fuel prices, our competitors may lower their passenger ticket prices on routes that compete with our prorate or charter markets, which could negatively impact our passenger load factors.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our chief executive officer, Russell A. Childs, and our other key management and operating personnel. We may have difficulty replacing management or other key personnel who cease to be employed by us and, therefore, the loss of the services of any of these individuals could harm our business. We do not maintain key-person insurance on any of our executive officers.

We have guaranteed the indebtedness of third parties that may default on their debt and require us to pay.

In 2022, we agreed to guarantee debt for a 14 CFR Part 135 air carrier. The debt is secured by the Part 135 air carrier's aircraft and engines and has a five-year term. At December 31, 2023, the outstanding debt for the guarantee was $17.6 million. In 2023, we agreed to guarantee debt for an aviation school. The debt is secured by the school's aircraft and engines and has a five-year term. At December 31, 2023, the outstanding debt for the guarantee was $4.8 million. The purpose of these arrangements is to increase the potential number of commercial pilots in the Company's hiring pipeline. In the event of default, if we are unable to sell the collateral, or the fair value is less than the required payment, it could negatively impact our financial condition and financial results. Additionally, there is no guarantee that the relationship with the entities will have a favorable effect on our ability to recruit pilots.

Risks Related to Operating and Leasing Regional Jet Aircraft and Engines

We are reliant on two aircraft manufacturers and one engine manufacturer.

We operate aircraft manufactured by Bombardier and Embraer. The issuance of FAA or manufacturer directives restricting or prohibiting the use of any Bombardier or Embraer aircraft types we operate could negatively impact our business and financial results. We are also dependent upon General Electric as the sole manufacturer of engines used on the aircraft we operate. Our operations could be materially and adversely affected by the failure or inability of Bombardier, Embraer or General Electric to provide sufficient parts or related maintenance and support services to us on a timely manner. Additionally, timing and availability of new aircraft deliveries could be delayed beyond our control.

We have a significant amount of contractual long-term debt obligations.

As of December 31, 2023, we had a total of approximately $3.0 billion in total long-term debt obligations. Our long-term debt obligations included $2.8 billion of debt used to finance aircraft and spare engines and $200.6 million related to borrowings under the Payroll Support Program Agreements with U.S. Department of the Treasury ("Treasury"). Our high level of fixed obligations could impact our ability to obtain additional financing to support additional expansion plans or divert cash flows from operations and expansion plans to service the fixed obligations.

Under our capacity purchase agreements, our major airline partners compensate us for our costs of owning the aircraft on a monthly basis. The aircraft compensation structure varies by agreement but is intended to cover either our aircraft principal and interest debt service costs or our aircraft depreciation and interest expense while the aircraft is under contract. In the event any of our major airline partners defaults under a capacity purchase agreement or we are unable to extend the flying contract terms on aircraft with ongoing financial obligations, our financial position and financial results could be materially adversely affected.

In addition, we may seek material amounts of additional financial liquidity in the short-term, which may include drawing down on SkyWest Airlines' line of credit, the issuance of secured debt securities and/or the entry into other debt facilities, among other items. There can be no assurance as to the timing of any such drawdown or issuance, which may be in the near term, or that any such additional financing will be completed on favorable terms, or at all.

If our liquidity is materially diminished, we might not be able to timely pay our leases and debts or comply with certain covenants under SkyWest Airlines' line of credit or with other material provisions of our contractual obligations.

Our anticipated aircraft purchases are expected to require an increase in our leverage and the related cash requirements.

As of December 31, 2023, we have firm purchase commitments for 21 E175 aircraft and spare engines totaling $610.9 million. Over the next several years, if we continue to add new aircraft to our fleet, we anticipate using significant amounts of capital to acquire these aircraft.

There can be no assurance that our operations will generate sufficient cash flow or liquidity to enable us to obtain the necessary aircraft acquisition financing to replace our current fleet, or to make required debt service payments related to our existing or anticipated future obligations. Even if we meet all required debt, lease and purchase obligations, the size of these long-term obligations could negatively affect our financial condition and results of operations in many ways, including:

- increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;
- limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and
- adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

If we need additional capital and cannot obtain such capital on acceptable terms, or at all, we may be unable to realize our fleet replacement plans or take advantage of unanticipated opportunities.

The residual value of our owned aircraft may be less than estimated in our depreciation policies.

As of December 31, 2023, we had approximately $5.5 billion of property and equipment and related assets, net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, amendments to our capacity purchase agreements that impact the anticipated cash flows for our aircraft, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. In the event the estimated residual value of any of our aircraft types is determined to be lower than the residual value assumptions used in our depreciation policies, the applicable aircraft type in our fleet may be impaired and may result in a material reduction in the book value of applicable aircraft types we operate or we may need to prospectively modify our depreciation policies. In 2021, we recorded a non-cash impairment of $84.6 million attributable to certain CRJ900 aircraft operating with a major airline partner as a result of contract expirations and the uncertainty about our ability to redeploy the CRJ900 aircraft with another major airline partner. Additionally, in 2022, we committed to a plan to sell 14 CRJ700 aircraft, resulting in a non-cash impairment of $51.4 million. In 2023, the aircraft held for sale were written down an additional $2.3 million. An impairment on any of our aircraft types we operate or an increased level of depreciation expense resulting from a change to our depreciation policy and assumptions could result in a material negative impact to our financial results. Future decisions to sell aircraft could potentially result in write-downs for aircraft held-for sale.

We lease aircraft and engines to third parties and the lessee may default under the lease terms, which could negatively affect our financial condition, cash flow and results of operations.

We leased five CRJ900 aircraft, 35 CRJ700 aircraft, and engines used on CRJ aircraft to third parties as of December 31, 2023. In the event a lessee defaults under the terms of the lease agreement, we may incur additional costs, including legal and other expenses necessary to repossess the aircraft or engines, particularly if the lessee is contesting the proceedings or is in bankruptcy. We could also incur substantial maintenance, refurbishment or repair costs if a defaulting lessee fails to pay such costs and where such maintenance, refurbishment or repairs are necessary to put the aircraft or engines in suitable condition for remarketing or sale. We may also incur storage costs associated with any aircraft or engine that we repossess and are unable to place immediately with another lessee. Even if we are able to immediately place a repossessed aircraft or engine into service ourselves, or place the aircraft and engines under another lessee, we may not be able to do so at a similar or favorable lease rate. A lessee default under one of our lease agreements could negatively affect our financial condition, cash flow and results of operations.

We have entered into a strategic engine leasing joint venture that operates under joint control with a third party that involves significant risk.

We have entered into a strategic engine joint venture with a third party to lease engines to other parties. This strategic venture involves significant risks, including:

- we may not realize a satisfactory return on our investment;
- the joint venture may divert management's attention from our core business;
- our joint venture partner could have investment goals that are not consistent with our investment objectives, including the timing, terms and strategies for any investments; and

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- our joint venture partner might fail to fund their share of required capital contributions or fail to fulfill their other obligations.

Although we currently participate in the management of our engine joint venture, our joint venture agreement requires unanimous approval over all significant actions. In addition, if we were unable to resolve a dispute with our joint venture partner that retains material managerial veto rights, we might reach an impasse that could require us to dissolve the joint venture at a time and in a manner that could negatively affect our financial results.

We entered into a partnership with a third party to develop demand for electric-powered aircraft that involves significant uncertainty and risk.

We have entered into a strategic partnership with Eve Holding, Inc. ("Eve", formerly EVE UAM, LLC, an Embraer company), to develop a network of deployment for Eve's eVTOL aircraft. To support this effort, SkyWest may provide assistance to Eve on vehicle design, vertiport specifications and the certification roadmap for eVTOL operations. This strategic partnership involves significant risks, including:

- development and certification of the aircraft is uncertain or may take longer than expected;
- future customer demand for eVTOL aircraft is uncertain;
- other parties are developing electric-powered aircraft and the level of competition may increase;
- the extent government regulation of eVTOL aircraft and its related infrastructure is uncertain, and the cost of compliance with any such regulations may be significant;
- we may not realize a satisfactory return on our investment; and
- our partner might fail to fulfill its obligations.

The effect of any, or some combination, of the foregoing risks could affect our partnership with Eve and future benefits may not materialize.

As of December 31, 2023, we held 399,589 shares of common stock of Eve and a warrant giving us the right to acquire 1,500,000 shares of common stock of Eve at an exercise price of $0.01 per share. The Company also holds a put option from an Eve shareholder for 399,589 shares of common stock of Eve payable in aircraft parts credits. At December 31, 2023, the fair value of our investments in Eve was $15.4 million and future reductions in the trading market price of Eve's common stock will likely negatively impact our net income.

We have invested in Corporate Flight Management, Inc. d/b/a Contour Airlines ("Contour"), which involves significant risk and may not produce a satisfactory return on our investment.

We have invested $9.9 million as of December 31, 2023, in Contour, a 14 CFR Part 135 air carrier. This strategic investment involves significant risks, including:

- we may not realize a satisfactory return on our investment;
- the investment may divert management's attention from our core business; and
- Contour could have investment goals that are not consistent with our investment objectives, including the timing, terms and strategies for any investments.

The effect of any, or some combination, of the foregoing risks could negatively affect our financial results.

We are subject to various environmental requirements, including laws and regulations related to climate change and emissions. Compliance with new or existing environmental requirements could materially and adversely affect the Company's business plans, strategies and results of operations.

We are subject to federal, state and local laws and regulations relating to the protection of the environment, including those relating to aircraft and ground-based emissions, discharges into water systems, safe drinking water and the management of hazardous substances and waste materials. Certain legislative bodies and regulatory authorities are increasingly focused on climate change and have taken actions to implement additional laws, regulations and programs intended to protect the environment and may require specific reporting requirements. For example, the federal government, as well as several state and local governments, have implemented legislative and regulatory proposals and voluntary measures intended to reduce greenhouse gas emissions. Compliance with laws, regulations and other programs intended to reduce emissions or otherwise protect the environment may require us to reduce our emissions, secure carbon offset credits or otherwise pay for emissions or make capital investments to modify certain aspects of our operations to reduce emissions. Future policy, legal and regulatory developments relating to the protection of the environment could increase our costs and have a material adverse effect on our operations.

We support our major airline partners' goals and strategies to reduce carbon emissions on flights we operate under our code-share agreements and, as we work to support each of our major airline partners' goals and strategies, initiatives to reduce emissions may not materialize and could materially and adversely affect the Company's business plans, strategies and results of operations.

During 2023, we produced approximately 5.0 million metric tons of CO_2e primarily from jet fuel emissions, using industry emissions factors for jet fuel gallons consumed on flights we operated under our code-share agreements. Under our flying contracts, our major airline partners are responsible for fuel procurement and selection of the type of aircraft we operate and have significant control over our flight schedules. Accordingly, we anticipate our major airline partners will take responsibility for carbon emissions incurred on our contract flights. Each of our major airline partners may have different goals, strategies and timelines to reduce carbon emissions on our flights. We are largely dependent on the direction from our major airline partners regarding long-term fuel saving initiatives such as engine innovations reducing fuel consumption, use of sustainable alternative fuels, carbon sequestration programs, air traffic flow routing efficiencies, among other initiatives. Each of our major airline partners may pursue alternative strategies and goals to reduce carbon emissions on flights we operate under our code-share agreements that may impact the rate at which we are able to reduce our carbon emissions, if at all. There is no assurance our major airline partners will take responsibility for carbon emissions incurred under our contract flights and no assurance future long-term fuel saving initiatives will materialize. In the event we pursue initiatives to reduce our carbon emissions, the cost could materially and adversely affect our business plans and results of operations.

Risks Related to Dividends, Share Repurchases and Our Common Stock

We cannot assure that we will resume dividend payments in the future and we cannot assure that we will continue stock repurchases in the future.

Historically, we have paid dividends and repurchased shares of our common stock in varying amounts. From April 2020 through September 30, 2022, we were restricted from paying dividends and repurchasing shares of our common stock under three Payroll Support Program Agreements and under a loan agreement with Treasury. The Company did not declare a dividend during 2023 or 2022, following the restriction lapse under the Payroll Support Program Agreements. During 2023, we resumed repurchasing shares of our common stock, and completed the repurchase of 10.6 million shares of common stock for $289.1 million during the year ended December 31, 2023.

There can be no assurance that we will resume our past practice of paying dividends on our common stock or that we will have the financial resources to pay such dividends. The future payment of dividends will depend upon our financial condition, alternative uses of the Company's cash and results of operations and other factors deemed relevant by our board of directors.

There also can be no assurance that we will continue our practice of repurchasing shares of common stock or that we will have the financial resources to repurchase shares of common stock in the future. However, in May 2023, our board of directors approved a share repurchase program, pursuant to which we are authorized to repurchase up to $250 million of our common stock. We are authorized to repurchase such shares of common stock at prevailing market prices in the open market, in privately negotiated transactions or by other means in accordance with federal securities laws. Depending on market conditions and other factors, such repurchases may commence or be suspended from time to time by management without prior notice. The actual timing, number and value of shares repurchased will be determined by our management in its discretion. The number of shares of common stock that we may repurchase, including pursuant to the share repurchase program, will depend upon our financial condition and results of operations and other factors deemed relevant by our board of directors.

Repurchases of our common stock pursuant to our share repurchase program and any future dividends could affect our stock price and increase its volatility. Additionally, our share repurchase program and any future dividends may reduce our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions.

Our common stock price may fluctuate significantly.

Volatility in our common stock price may prevent holders from selling shares at or above the prices paid for them. During the year ended December 31, 2023, our common stock closing price varied between a high of $52.87 and a low of $16.43. The market price of our common stock may fluctuate significantly for a variety of reasons, including: general market, political and other economic conditions; labor availability, including regional airline pilots; new regulatory pronouncements or changes in regulatory guidelines; announcements concerning the airline industry, our major airline partners or competitors; the market's reaction to our quarterly or annual earnings or those of other companies in the airline industry; failure to meet financial analysts' performance expectations or changes in recommendations by financial analysts for our common stock or the stock of other airlines; significant sales of our common stock, and other risks described in these "Risk Factors." In recent periods, the stock market has experienced extreme declines and volatility, significantly impacting the market price of securities issued by many companies, including us and other companies in our industry.

We issued warrants to purchase shares of our common stock to Treasury for relief we received under three Payroll Support Program Agreements and a Loan Agreement with Treasury.

During 2020 and 2021, we issued warrants to Treasury as consideration for payments received under the three Payroll Support Program Agreements and a loan agreement with Treasury. The warrants we issued to Treasury include: warrants to purchase 582,136 shares of our common stock with an exercise price of $28.38 per share, warrants to purchase 124,773 shares of our common stock with an exercise price of $40.41 per share and warrants to purchase 78,317 shares of our common stock with an exercise price of $57.47 per share.

If Treasury exercises its option to purchase shares of our common stock under warrants previously issued to Treasury, such exercise will be dilutive to our shareholders. As of December 31, 2023, Treasury has not exercised any of the warrants issued.

Provisions of our charter documents and code-share agreements may limit the ability or desire of others to gain control of our Company.

Our ability to issue shares of preferred and common stock without shareholder approval may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of our common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. The provisions of the Utah Control Shares Acquisitions Act may also discourage the acquisition of a significant interest in or control of our Company. Additionally, our code-share agreements contain termination and extension trigger provisions related to change in control type transactions that may have the effect of deterring a change in control of our Company.

General Risk Factors

We may be a party to litigation in the normal course of business or otherwise, which could affect our financial condition and results of operations.

We may become party to or otherwise involved in legal proceedings, claims and government inspections or investigations and other legal matters, arising in the ordinary course of our business or otherwise, including, but not limited to those related to injury or tort, environmental, employment and commercial legal issues. Legal proceedings can be complex and take many months, or even years, to reach resolution, with the final outcome depending on a number of variables, some of which are not within our control. Litigation is subject to significant uncertainty and may be expensive, time-consuming and disruptive to our operations. Although we will vigorously defend ourselves in such legal proceedings, their ultimate resolution and potential financial and other impacts on us are uncertain. If a legal proceeding is resolved against us, it could result in significant compensatory damages or injunctive relief that could materially adversely affect our financial condition, results of operations and cash flows.

The adoption of new tax legislation or changes to existing tax laws and regulations could adversely affect our financial condition or results of operations.

We are subject to tax laws and regulations of the U.S. federal, state and local governments as well as various non-U.S. jurisdictions. Potential changes in existing tax laws, including future regulatory guidance, may impact our effective tax rate and tax payments. There can be no assurance that changes in tax laws or regulations, both within the United States and the other jurisdictions in which we operate, will not materially and adversely affect our effective tax rate, tax payments, financial condition and results of operations. Similarly, changes in tax laws and regulations that impact our major airline partners, customers or the economy generally may also impact our financial condition and results of operations.

In addition, tax laws and regulations are complex and subject to varying interpretations, and any significant failure to comply with applicable tax laws and regulations in all relevant jurisdictions could give rise to substantial penalties and liabilities. Any changes in enacted tax laws, rules or regulatory or judicial interpretations; any adverse outcome in connection with tax audits in any jurisdiction; or any change in the pronouncements relating to accounting for income taxes could materially and adversely impact our effective tax rate, tax payments, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our approach to mitigating information technology and cybersecurity risk comprises a range of activities with the primary objective of maintaining the confidentiality, integrity and availability of our critical IT Systems and information related to our business. Although IT Systems are inherently vulnerable to interruption due to a variety of sources, we have aligned our cybersecurity risk management program, including our processes and controls, with certain applicable and relevant guidelines. For example, we have aligned our processes with the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and assess our cybersecurity maturity against the NIST CSF's core functions; however, this does not imply that we meet any particular technical standards, specifications or requirements, only that we use the NIST CSF as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management processes include a cybersecurity incident response plan, and we have invested in technical and organizational safeguards intended to manage and mitigate material risks from cybersecurity threats to our IT Systems, including network security controls, employee training, internal vetting of third-party vendors and service providers with whom we may share data, and regular system reviews and security exercises. Our cybersecurity risk management program is a component of our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

While we work closely with accredited third-party cybersecurity firms, where appropriate, to audit our security architecture, our Information Security Team, consisting of experienced cybersecurity professionals, is responsible for the day-to-day management of our cybersecurity risks, including directing our cybersecurity risk assessment processes, our security processes, and our response to cybersecurity incidents.

During 2021, we identified malware on our system resulting from a cyberattack. We successfully quarantined the malware without disruption to our operations. However, this quarantine required a rebuild of a triple-redundant server. While moving one of our critical systems to a newly rebuilt server, we experienced a server outage that resulted in approximately 1,700 flight cancellations. We estimate the impact of the outage negatively impacted our 2021 financial results by approximately $16 million (pre-tax). Approximately half of the loss we incurred in 2021 from this incident was recovered through our cyber insurance policy during the year ended December 31, 2023. Based on our assessment, we do not believe the incident has or will materially affect us, including our operations, business strategy, results of operations, or financial condition. For the year ended December 31, 2023, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – Cybersecurity incidents, hardware or software failures or other information technology disruptions may negatively impact our operations, reputation and financial condition."

Cybersecurity Governance

Our Board considers cybersecurity risk as critical to the enterprise and delegates the cybersecurity risk oversight function to the Audit Committee. The Audit Committee oversees management's design, implementation and enforcement of our cybersecurity risk management program.

The Audit Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Audit Committee members also receive presentations on cybersecurity topics from our Vice President of Information Technology and Chief Financial Officer, supported by our internal security staff, or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team, including our Chief Financial Officer and Vice President of Information Technology, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for leading our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our external cybersecurity service providers. Our Vice President of Information Technology has more than 25 years of experience managing and leading IT and cybersecurity teams. Our Vice President of Information Technology participates in the Aviation ISAC organization, an international membership community of airframers, airlines, airports, satellite manufacturers, aviation services, and their supply chains that collaborate to prevent, detect, respond to, and remediate cyber risk through threat intelligence sharing and best practices.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2. PROPERTIES

Flight Equipment

As of December 31, 2023, our fleet used by our SkyWest Airlines segment under our code-share agreements consisted of the following types of owned and leased aircraft:

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
E175s	207	30	70-76	2,100	530	5.8
CRJ900s	17	24	70-76	1,500	530	13.0
CRJ700s	116	2	65-70	1,600	530	18.3
CRJ200s	89	—	50	1,500	530	20.9

Several factors may impact our fleet size throughout 2024 and thereafter, including, but not limited to, contract expirations that are not renewed, labor shortages, reductions in our prorate fleet, lease expirations that are not extended and growth opportunities. Our actual future fleet size and/or mix of aircraft types and future aircraft scheduled utilization will likely vary, and may vary materially, from our current fleet size and/or mix and aircraft utilization. The number of leased aircraft in the table above includes aircraft we lease from our major airline partners for a de minimis monthly cost under a capacity purchase agreement.

Ground Facilities

We lease many of the buildings and associated land that we occupy. Most of these leases are for facilities at airports with various government agencies that control the use of the airport. We lease maintenance, training and office facilities in Salt Lake City, Utah, and we lease additional maintenance facilities in Boise, Idaho; Fresno, California; Tucson, Arizona; Chicago, Illinois; Detroit, Michigan; Nashville, Tennessee; South Bend, Indiana; and Fort Wayne, Indiana. We also lease ticket counters, passenger hold rooms, operating areas and other terminal space in many of the airports that we serve.

We own our corporate headquarters facilities located in St. George, Utah and a maintenance accessory shop facility in Salt Lake City, Utah. We also own maintenance facilities on land leases with airport authorities in Milwaukee, Wisconsin; Oklahoma City, Oklahoma; and Colorado Springs, Colorado.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain legal actions which we consider routine to our business activities. As of December 31, 2023, our management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters was not likely to have a material adverse effect on our financial position, liquidity or results of operations. However, the ultimate resolution of these matters is inherently uncertain.

ITEM 4. MINE SAFETY DISCLOSURES

The disclosure required by this item is not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The Nasdaq Global Select Market under the symbol "SKYW." As of February 9, 2024, there were approximately 3,786 stockholders of record of our common stock. Securities held of record do not include shares held in securities position listings. The transfer agent for our common stock is Zions First National Bank, Salt Lake City, Utah.

Dividends

We did not declare dividends for the years ended December 31, 2022 and 2023. Pursuant to the terms of our three Payroll Support Program Agreements with Treasury, we were restricted from paying dividends through September 30, 2022. Although we are no longer restricted from paying dividends under our agreements with Treasury, we cannot assure we will pay dividends in the future.

Issuer Purchases of Equity Securities

Our Board of Directors has adopted a stock repurchase program which authorizes us to repurchase shares of our common stock in the public market or in private transactions, from time to time, at prevailing prices. Our stock repurchase program adopted in May 2023 authorized the repurchase of up to $250.0 million of our common stock. The following table summarizes the repurchases under our stock repurchase program during the three months ended December 31, 2023:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program [1]	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program (in Thousands)
October 1, 2023 - October 31, 2023	372,691	$ 40.25	372,691	$ 120,922
November 1, 2023 - November 30, 2023	332,433	$ 45.12	332,433	$ 105,922
December 1, 2023 - December 31, 2023	290,507	$ 51.63	290,507	$ 90,922
Total	995,631	$ 45.20	995,631	$ 90,922

[1] In May 2023, our Board of Directors approved a stock purchase program, which superseded our prior repurchase program and authorized us to repurchase up to $250.0 million of our common stock. Purchases are made at management's discretion based on market conditions and financial resources. As of December 31, 2023, we had repurchased 4,249,161 shares of our common stock for $159.1 million and had $90.9 million remaining availability under the May 2023 stock repurchase program. During the year ended December 31, 2023, we also repurchased 6,340,256 shares of our common stock for $130.0 million under our February 2019 repurchase program that was superseded by the May 2023 program.

Stock Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock over the five-year period ended December 31, 2023, with the cumulative total return during such period of the Nasdaq Stock Market (U.S. Companies) and the Nasdaq Stock Market Transportation Index. The following graph assumes an initial investment of $100.00 with dividends reinvested. The stock performance shown on the graph below represents historical stock performance and is not necessarily indicative of future stock price performance.



INDEXED RETURNS

Legend: SkyWest, Inc. — NASDAQ Composite — NASDAQ Transportation Index

Company Name / Index	Base Period 2018	INDEXED RETURNS Years Ending				
		2019	2020	2021	2022	2023
SkyWest, Inc.	100	146.41	91.64	89.34	37.53	118.66
NASDAQ Composite	100	136.69	198.10	242.03	163.28	236.17
NASDAQ Transportation Index	100	125.94	164.80	208.39	176.34	211.72

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2023 and 2022. Also discussed is our financial condition as of December 31, 2023 and 2022. You should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this Report or incorporated herein by reference. This discussion and analysis contains forward-looking statements. Please refer to the sections of this Report entitled "Cautionary Statement Concerning Forward-Looking Statements" and "Item 1A. Risk Factors" for discussion of some of the uncertainties, risks and assumptions associated with these statements.

This section of this Annual Report on Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Annual Report on Form 10-K can be found in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Overview

We have the largest regional airline operation in the United States. As of December 31, 2023, we offered scheduled passenger and air freight service with approximately 1,850 total daily departures to destinations in the United States, Canada and Mexico. As of December 31, 2023, we had 603 total aircraft in our fleet, including 485 aircraft in scheduled service or under contract under our code-share agreements, summarized as follows:

	E175	CRJ900	CRJ700	CRJ200	Total
United	90	—	19	89	198
Delta	85	41	9	—	135
American	20	—	90	—	110
Alaska	42	—	—	—	42
Aircraft in scheduled service or under contract	237	41	118	89	485
SWC	—	—	—	16	16
Leased to third parties	—	5	35	—	40
Other [1]	—	3	14	45	62
Total Fleet	237	49	167	150	603

[1] As of December 31, 2023, other aircraft included: supplemental spare aircraft supporting our code-share agreements that may be placed under future code-share or leasing arrangements, aircraft transitioning between code-share agreements with our major airline partners, aircraft held-for-sale or aircraft that are scheduled to be disassembled for use as spare parts.

Our business model is based on providing scheduled regional airline service under code-share agreements (commercial agreements between airlines that, among other things, allow one airline to use another airline's flight designator codes on its flights) with our major airline partners. Our success is principally centered on our ability to meet the needs of our major airline partners through providing a reliable and safe operation at attractive economics. During the year ended December 31, 2023, we made changes to the number of aircraft we operated under the various code-share agreements with our major airline partners, including the addition of two new E175 aircraft.

We anticipate our fleet will continue to evolve, as we are scheduled to add one new E175 aircraft with Delta in 2024, a total of 19 new E175 aircraft with United from 2024 to 2026 and one new E175 aircraft with Alaska in 2025. Timing of these anticipated deliveries may be subject to change as we are coordinating with our major airline partners in response to labor availability or other factors. Our primary objective in the fleet changes is to improve our profitability by adding new E175 aircraft and used CRJ aircraft to capacity purchase agreements, and potentially removing older aircraft from service that typically require higher maintenance costs.

For the year ended December 31, 2023, approximately 40.8% of our aircraft in scheduled service or under contract were operated for United, approximately 27.8% were operated for Delta, approximately 22.7% were operated for American and approximately 8.7% were operated for Alaska.

Historically, multiple contractual relationships with major airlines have enabled us to reduce our reliance on any single major airline code and to enhance and stabilize operating results through a mix of our capacity purchase arrangements and our prorate flying arrangements. For the year ended December 31, 2023, our capacity purchase revenue represented approximately 86.5% of our total flying agreements revenue and our prorate and SWC revenue, combined, represented approximately 13.5% of our total flying agreements revenue. On capacity purchase routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories and we are compensated by the major airline partner at contracted rates based on completed block hours (measured from takeoff to landing, including taxi time), flight departures, the number of aircraft under contract and other operating measures. We control scheduling, pricing and seat inventories on certain prorate routes, and we share passenger fares with our major airline partners according to prorate formulas. We are also responsible for the operating costs of the prorate flights, including fuel and airport costs.

Financial Highlights

We had total operating revenues of $2.9 billion for the year ended December 31, 2023, a 2.3% decrease compared to total operating revenues of $3.0 billion for the year ended December 31, 2022. We had net income of $34.3 million, or $0.77 per diluted share, for the year ended December 31, 2023, compared to net income of $73.0 million, or $1.44 per diluted share, for the year ended December 31, 2022. The significant items affecting our revenue and operating expenses during the year ended December 31, 2023, are outlined below:

Revenue

The number of aircraft we have in scheduled service or under contract pursuant to our code-share agreements and the number of block hours we incur on our flights are primary drivers of our flying agreements revenue under our capacity purchase agreements. The number of flights we operate and the corresponding number of passengers we carry are the primary drivers of our revenue under our prorate flying agreements. The number of aircraft we have in scheduled service or under contract under code-share agreements decreased from 517 as of December 31, 2022, to 485 as of December 31, 2023, or by 6.2%; the number of block hours decreased from 1.25 million in 2022 to 1.14 million in 2023, or by 9.1%. The overall reduction in our fleet and block hour production was due to pilot availability constraints.

Our capacity purchase revenue decreased $97.5 million, or 3.8%, from 2022 to 2023, primarily as a result of a reduction in completed block hours for the year ended December 31, 2023, compared to the year ended December 31, 2022, and amendments to certain capacity purchase agreements since 2022 that resulted in deferring the recognition of revenue on fixed monthly payments we received during the year ended December 31, 2023. As a result of higher passenger fares, subsidies from the DOT under the Essential Air Service ("EAS") we received under our prorate agreements and revenue from our new charter operations, our prorate and SWC revenue increased $32.1 million, or 9.2% in 2023, as compared to 2022.

Operating Expenses

Our total operating expenses increased $7.6 million, or 0.3%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in operating expenses was primarily due to an increase in salaries, wages and benefits for the year ended December 31, 2023, compared to the year ended December 31, 2022, partially offset by a decrease in aircraft rent expense due to the early lease buyouts of 35 CRJ aircraft in 2023 and lower other operating expenses primarily due to a held-for-sale impairment charge of $51.4 million in 2022, compared to $2.3

million in 2023. Additional details regarding the increase in our operating expenses are described in the section of this Report entitled "Results of Operations."

Fleet Activity

The following table summarizes our fleet activity for 2023:

Aircraft in Service or Under Contract	December 31, 2022	Additions	Removals	December 31, 2023
E175s	236	2	(1)	237
CRJ900s	41	6	(6)	41
CRJ700s	104	14	—	118
CRJ200s	136	—	(47)	89
Total	517	22	(54)	485

During 2023, we took delivery of two new E175 aircraft and placed the aircraft into service under a capacity purchase agreement, and we returned one leased E175 to the major airline partner that financed the aircraft. We transitioned six CRJ900 aircraft from a capacity purchase agreement with a major airline partner to a prorate agreement. We redeployed 14 SkyWest owned CRJ700 aircraft into service under a capacity purchase agreement and a prorate agreement. We also removed 47 CRJ200 aircraft from service during 2023. We are evaluating alternative uses for the CRJ200 aircraft removed from service.

Results of Operations

2023 Compared to 2022

Operational Statistics

The following table sets forth our major operational statistics and the associated percentages of change for the periods identified below. The decrease in block hours and departures during the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to labor constraints, including a smaller number of available captains in 2023, compared to 2022.

Block hours by aircraft type:	For the year ended December 31,		
	2023	2022	% Change
E175s	677,886	635,039	6.7 %
CRJ900s	76,588	101,662	(24.7)%
CRJ700s	218,059	261,036	(16.5)%
CRJ200s	167,910	256,655	(34.6)%
Total block hours	1,140,443	1,254,392	(9.1)%
Departures	691,962	739,388	(6.4)%
Passengers carried	38,597,309	40,064,689	(3.7)%
Passenger load factor	83.6 %	83.4 %	0.2 pts
Average passenger trip length (miles)	453	493	(8.1)%

Operating Revenues

The following table summarizes our operating revenue for the periods indicated (dollar amounts in thousands):

	For the year ended December 31,			
	2023	2022	$ Change	% Change
Flying agreements	$ 2,834,397	$ 2,899,837	$ (65,440)	(2.3)%
Lease, airport services and other	101,035	105,088	(4,053)	(3.9)%
Total operating revenues	$ 2,935,432	$ 3,004,925	$ (69,493)	(2.3)%

Flying agreements revenue primarily consists of revenue earned on flights we operate under our capacity purchase agreements and prorate agreements with our major airline partners and SWC flights. Lease, airport services and other revenues consist of revenue earned from leasing aircraft and spare engines to third parties separate from our capacity purchase agreements and providing airport counter, gate and ramp services.

We disaggregate our flying agreements revenue into the following categories (dollar amounts in thousands):

| | For the year ended December 31, | | | |
	2023	2022	$ Change	% Change
Capacity purchase agreements flight operations revenue........	$ 1,976,743	$ 2,028,308	$ (51,565)	(2.5)%
Capacity purchase agreements aircraft lease revenue...........	476,265	522,193	(45,928)	(8.8)%
Prorate agreements and SWC revenue......................	381,389	349,336	32,053	9.2 %
Flying agreements revenue...............................	$ 2,834,397	$ 2,899,837	$ (65,440)	(2.3)%

The decrease in "Capacity purchase agreements flight operations revenue" of $51.6 million, or 2.5%, was primarily due to an increase in deferred revenue related to fixed monthly payments for flight operations received under our capacity purchase agreements for the year ended December 31, 2023, compared to the year ended December 31, 2022. Under our capacity purchase agreements, we are paid a fixed amount per month per aircraft over the contract term. We recognize the fixed amount per aircraft as revenue proportionately to the number of block hours we complete for each reporting period. Under our capacity purchase agreements, the performance obligation of each completed flight is measured in block hours incurred for each completed flight. Based on the number of completed block hours during the year ended December 31, 2023, we deferred recognizing $164.0 million of revenue, net of unbilled revenue, related to fixed monthly payments we received associated with our flight operations revenues. For the year ended December 31, 2022, we recognized $7.2 million of previously deferred revenue, net of unbilled revenue, related to fixed monthly payments received associated with our flight operations revenues. The timing of our revenue recognition related to the fixed payments associated with our flight operations will be adjusted over the remaining contract term for each capacity purchase agreement based on the number of block hours we complete each reporting period relative to the number of block hours we anticipate completing over the remaining contract term of each capacity purchase agreement. The decrease in "Capacity purchase agreements flight operations revenue" from deferred revenue was offset by block hour rate increases in our capacity purchase agreements in the fourth quarter of 2022 and the first quarter of 2023, of which only a portion of the rate increase was reflected in our revenue for the 2022 year.

The decrease in "Capacity purchase agreements aircraft lease revenue" of $45.9 million, or 8.8%, was primarily due to an increase in deferred revenue for the year ended December 31, 2023, compared to the year ended December 31, 2022, partially offset by lease revenue from the two additional E175 aircraft placed under contract during the year ended December 31, 2023. Under our capacity purchase agreements, a portion of the consideration we are paid is designed as reimbursement for certain aircraft ownership costs and is considered lease revenue. Recent amendments to our capacity purchase agreements with certain major airline partners reduced certain future contractual fixed monthly payments and increased future contractual variable payments. As a result of these amendments, which decreased the future scheduled fixed monthly lease payments, we deferred recognizing lease revenue on $78.5 million of the allocated fixed monthly lease payments received during the year ended December 31, 2023, under the straight-line method. We deferred recognizing lease revenue on $22.1 million of the allocated fixed monthly lease payments received during the year ended December 31, 2022, under the straight-line method.

The deferred revenue balance applicable to each contract will be recorded as revenue over the term of each respective contract. Our total deferred revenue balance, associated with our "Capacity purchase agreements flight operations revenue" and our "Capacity purchase agreements aircraft lease revenue," net of unbilled revenue, was $367.3 million as of December 31, 2023.

The increase in prorate agreements and SWC revenue of $32.1 million, or 9.2%, was primarily due to an increase in EAS subsidies we received on certain prorate routes and an increase in passenger fares offset by the decrease in the number of flights we operated under our prorate agreements, resulting in fewer prorate passengers during 2023, compared to 2022. Due to labor constraints, including the number of available captains, we operated fewer flights under our prorate agreements during the year ended December 31, 2023, compared to the year ended December 31, 2022. Additionally, with revenue of $6.4 million for the year ended December 31, 2023, SWC was not a significant contributor to our increase in prorate agreements and SWC revenue in 2023 compared to 2022.

The decrease in lease, airport services and other revenues of $4.1 million, or 3.9%, was primarily due to a decrease in airport service revenue driven by a decrease in the number of flights operated at locations where we were contracted to provide airport customer service during 2023 compared to 2022.

Operating Expenses

Individual expense components attributable to our operations are set forth in the following table (dollar amounts in thousands).

	For the year ended December 31,			
	2023	2022	$ Change	% Change
Salaries, wages and benefits	$ 1,322,615	$ 1,211,551	$ 111,064	9.2 %
Aircraft maintenance, materials and repairs	673,453	644,157	29,296	4.5 %
Depreciation and amortization	383,115	394,552	(11,437)	(2.9)%
Aircraft fuel	85,913	108,456	(22,543)	(20.8)%
Airport-related expenses	72,640	71,549	1,091	1.5 %
Aircraft rentals	25,507	75,353	(49,846)	(66.1)%
Other operating expenses	268,120	318,145	(50,025)	(15.7)%
Total operating expenses	$ 2,831,363	$ 2,823,763	$ 7,600	0.3 %

Salaries, wages and benefits. The $111.1 million, or 9.2%, increase in salaries, wages and benefits was due to an increase in employee compensation, including higher pilot pay scales, for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Aircraft maintenance, materials and repairs. The $29.3 million, or 4.5%, increase in aircraft maintenance expense was primarily due to an increase in direct maintenance costs, including the replacement of time-limited engine components, incurred on a portion of SkyWest Airlines' CRJ700 fleet intended to extend the operational performance and reliability of these older aircraft, for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Depreciation and amortization. The $11.4 million, or 2.9%, decrease in depreciation and amortization expense was primarily due to certain CRJ aircraft and engines that were depreciated to their estimated residual value since December 31, 2022. This reduction in depreciation on our CRJ fleet was partially offset by an increase in depreciation expense due to the acquisition of two new E175 aircraft and spare engines in 2023.

Aircraft fuel. The $22.5 million, or 20.8%, decrease in fuel cost was primarily due to a decrease in the number of flights we operated under our prorate arrangements and the corresponding decrease in gallons of fuel we purchased, combined with a decrease in our average fuel cost per gallon from $4.14 in 2022 to $3.70 in 2023. We purchase and incur expense for all fuel on flights operated under our prorate agreements and SWC. All fuel costs incurred under our capacity purchase agreements are either purchased directly by our major airline partner, or if purchased by us, we record the direct reimbursement as a reduction to our fuel expense. The following table summarizes the gallons of fuel we purchased under our prorate agreements and SWC, for the periods indicated:

	For the year ended December 31,		
(in thousands)	2023	2022	% Change
Fuel gallons purchased	23,198	26,218	(11.5)%
Fuel expense	$ 85,913	$ 108,456	(20.8)%

Airport-related expenses. Airport-related expenses include airport-related customer service costs such as outsourced airport gate and ramp agent services, airport security fees, passenger interruption costs, deicing, landing fees and station rents. For clarity, our employee airport customer service labor costs are reflected in salaries, wages and benefits and customer service labor costs we outsource to third parties are included in airport-related expenses. The $1.1 million, or 1.5%, increase in airport-related expenses for the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to an increase in subcontracted airport services.

Aircraft rentals. The $49.8 million, or 66.1%, decrease in aircraft rentals was primarily related to an early lease buyout we executed during the first quarter of 2023. During 2023, we acquired 26 CRJ700 aircraft, eight CRJ200 aircraft and one CRJ900 aircraft under early lease buyouts for $142.4 million, of which $102.4 million was capitalized as fixed assets and $40.0 million was applied towards previously recorded lease liabilities.

Other operating expenses. Other operating expenses primarily consist of property taxes, hull and liability insurance, simulator costs, crew per diem, crew hotel costs and credit loss reserves. The $50.0 million, or 15.7%, decrease in other operating expenses primarily related to a non-cash impairment charge of $51.4 million in 2022 as a result of 14 CRJ700 aircraft that were classified as held for sale in 2022. We recorded an additional charge of $2.3 million related to these 14 CRJ700s in 2023 based on updated fair values.

Summary of interest expense, interest income, other income (expense) and provision for income taxes:

Interest Expense. The $3.8 million, or 3.0%, increase in interest expense was primarily related to higher fixed interest rates on debt issued since December 31, 2022, partially offset by a decrease in outstanding debt from $3.4 billion at December 31, 2022 to $3.0 billion at December 31, 2023. Our average effective interest rate for 2023 and 2022 was 4.1% and 4.0%, respectively.

Interest income. Interest income increased $26.3 million, from $17.6 million during the year ended December 31, 2022, to $43.9 million during the year ended December 31, 2023. Our interest income increased primarily from an increase in average interest rates attributed to our marketable securities for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Other income (loss), net. Other income (loss), net increased $2.3 million in 2023, compared to 2022. Other income (loss), net primarily consists of the realized and unrealized gains or losses on our investments in other companies, income related to our investment in a joint venture with a third party and gains or losses on the sale of assets. The increase in other income (loss), net was primarily an increase in gains from the sale of assets, partially offset by a decrease in unrealized gains on our investments in other companies for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Provision for income taxes. For the years ended December 31, 2023, and December 31, 2022, our income tax provision rates were 14.8% and 21.2%, respectively, which included the statutory federal income tax rate of 21% and other reconciling income tax items, including state income taxes and the impact of non-deductible expenses. For the year ended December 31, 2023, the decrease in our effective tax rate primarily related to a benefit of $7.6 million for the release of a previously recorded uncertain tax position liability and a $1.1 million benefit for the release of valuation allowance against certain deferred tax assets associated with state net operating losses with a limited carry forward period. Our income tax provision rate may fluctuate each reporting period based on various factors including, but not limited to, the amount of our non-deductible operating expenses, relative to our income before income taxes.

Net Income. Primarily due to the factors described above, we generated net income of $34.3 million, or $0.77 per diluted share, for the year ended December 31, 2023, compared to net income of $73.0 million, or $1.44 per diluted share, for the year ended December 31, 2022.

Our Business Segments 2023 compared to 2022:

Our reporting segments consist of (1) the operations of SkyWest Airlines and SWC, which had its first revenue generating flight in May 2023, (collectively, "SkyWest Airlines and SWC") and (2) SkyWest Leasing activities.

Our chief operating decision maker analyzes the profitability of operating aircraft under our code-share agreements separately from the profitability of financing new aircraft acquired through debt and cash placed under our capacity purchase agreements, currently consisting of our E175 fleet, and our return on such aircraft financing. More specifically, the SkyWest Leasing segment includes an allocation of revenue from our capacity purchase agreements attributed to our financing of new aircraft through debt and cash covered under such agreements, and the respective depreciation and interest expense of such financed aircraft. The SkyWest Leasing segment also includes the activity of acquiring and leasing used regional jet aircraft and regional aircraft engines to other entities. The SkyWest Leasing segment's total assets and capital expenditures include new E175 aircraft acquired through the issuance of debt and our aircraft and engines leased to other entities. Additionally, aircraft removed from SkyWest Airlines operations and held for sale are included in the SkyWest Leasing segment.

The SkyWest Airlines and SWC segment includes all other revenue and operating expenses attributed to operating aircraft under our capacity purchase agreements and all revenue and operating expenses attributed to our prorate agreements, airport service agreements and charter flight services.

Corporate overhead expenses, primarily consisting of administrative labor costs, were allocated to the operating expenses of SkyWest Airlines and SWC and SkyWest Leasing. Overhead expenses allocated to SkyWest Leasing reflect our estimated labor expense incurred to support SkyWest Leasing activities.

The following table sets forth our segment data for the years ended December 31, 2023 and 2022 (in thousands):

| | For the year ended December 31, (dollar amounts in thousands) | | | |
	2023	2022	$ Change	% Change
Operating Revenues:				
SkyWest Airlines and SWC..........	$ 2,392,174	$ 2,492,318	$ (100,144)	(4.0)%
SkyWest Leasing	543,258	512,607	30,651	6.0 %
Total Operating Revenues..............	2,935,432	3,004,925	(69,493)	(2.3)%
Operating Expenses and Interest Expense:				
SkyWest Airlines and SWC..........	2,583,999	2,537,881	46,118	1.8 %
SkyWest Leasing	378,294	412,965	(34,671)	(8.4)%
Total Operating Expenses and Interest Expense [1]	2,962,293	2,950,846	11,447	0.4 %
Segment profit (loss):				
SkyWest Airlines and SWC..........	(191,825)	(45,563)	(146,262)	321.0 %
SkyWest Leasing	164,964	99,642	65,322	65.6 %
Total Segment Profit (Loss)	(26,861)	54,079	(80,940)	(149.7)%
Interest Income	43,928	17,605	26,323	149.5 %
Other Income, net	23,242	20,899	2,343	11.2 %
Consolidated Income Before Taxes	$ 40,309	$ 92,583	$ (52,274)	(56.5)%

[1] We include interest expense in our segment profit (loss) given our interest expense is primarily attributed to debt associated with financing aircraft under our capacity purchase agreements and revenue earned under our capacity purchase agreements is intended to compensate us for our aircraft ownership costs, including interest expense.

SkyWest Airlines and SWC Segment Loss. SkyWest Airlines and SWC segment loss was $191.8 million for the year ended December 31, 2023, compared to a segment loss of $45.6 million for the year ended December 31, 2022. Significant items contributing to the SkyWest Airlines and SWC segment loss are set forth below.

SkyWest Airlines and SWC operating revenues decreased $100.1 million, or 4.0%, from 2022 to 2023. SkyWest Airlines recognizes revenue attributed to flight operations received as fixed monthly payments per aircraft proportionate to the number of block hours completed during each reporting period, relative to the estimated number of block hours we anticipate completing over the remaining contract term. During the year ended December 31, 2023, SkyWest Airlines deferred recognizing $164.0 million of revenue, net of unbilled revenue, related to fixed monthly payments we received associated with our flight operations revenues, compared to recognizing $7.2 million of previously deferred revenue, net of unbilled revenue, related to fixed monthly payments received associated with our flight operations revenues during the year ended December 31, 2022. Additionally, the decrease in SkyWest Airlines and SWC operating revenues was also attributed to a decrease in block hour production from 1,254,392 for the year ended December 31, 2022, to 1,140,443 for the year ended December 31, 2022, primarily due to labor constraints, including the number of available captains. The decrease in revenue was partially offset by block hour rate increases in our capacity purchase agreements in the fourth quarter of 2022 and the first quarter 2023, of which only a portion of the rate increase was reflected in our revenue for the 2022 year.

SkyWest Airlines and SWC's operating expenses and interest expense increased $46.1 million, or 1.8%, from 2022 to 2023 due to the following primary factors:

- SkyWest Airlines and SWC's salaries, wages and benefits expense increased $111.9 million, or 9.3%, primarily due to increased employee compensation, including higher pilot pay scales, during the year ended December 31, 2023, compared to the year ended December 31, 2022.

- SkyWest Airlines and SWC's aircraft maintenance, materials and repairs expense increased by $32.7 million, or 5.2%, primarily due to an increase in direct maintenance costs, including the replacement of time-limited engine components, incurred on a portion of SkyWest Airlines' CRJ700 fleet intended to extend the operational performance and reliability of these older aircraft, for the year ended December 31, 2023, compared to the year ended December 31, 2022.

- SkyWest Airlines and SWC's depreciation and amortization expense decreased by $33.2 million, or 18.2%, primarily due to certain CRJ aircraft and engines that were depreciated to their estimated residual value since December 31, 2022.

- SkyWest Airlines and SWC's fuel expense decreased $22.5 million, or 20.8%, due to a decrease in the number of flights we operated under our prorate arrangements and the corresponding decrease in gallons of fuel we purchased, combined with a decrease in our average fuel cost per gallon from $4.14 in 2022 to $3.70 in 2023.

- SkyWest Airlines and SWC's remaining expenses decreased $42.8 million, or 10.3%, primarily related to a decrease in aircraft rent expense due to the early lease buyouts of 35 CRJ aircraft in 2023.

SkyWest Leasing Segment Profit. SkyWest Leasing profit increased $65.3 million, or 65.6%, during 2023, compared to 2022. SkyWest Leasing revenue increased $30.7 million, or 6.0%, primarily due to the full year of lease revenue from the 25 E175 aircraft placed under contract in 2022, partially offset by an increase in deferred lease revenue for the year ended December 31, 2023, compared to the year ended December 30, 2022. Amendments executed to our capacity purchase agreements in the fourth quarter of 2022 and the first quarter of 2023 with certain major airline partners reduced certain future contractual fixed monthly payments and increased future contractual variable payments. As a result of these amendments, which decreased the future scheduled fixed monthly lease payments, the SkyWest Leasing segment deferred recognizing lease revenue on $78.5 million of the allocated fixed monthly lease payments received during the year ended December 31, 2023, compared to deferring $22.1 million of lease revenue during the year ended December 31, 2022, under the straight-line method.

SkyWest Leasing operating expenses and interest expense decreased $34.7 million, or 8.4%, from 2022 to 2023 primarily due to a non-cash impairment charge in 2022 of $51.4 million related to 14 CRJ700 aircraft that were classified as held for sale in 2022, partially offset by an increase in depreciation expense as a result of a full year of depreciation on the 25 E175 aircraft acquired in 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had $835.2 billion in cash, cash equivalents and marketable securities and $70.8 million available for borrowings under our line of credit. Given our available liquidity as of December 31, 2023, we believe the working capital currently available to us will be sufficient to meet our present financial requirements, including planned capital expenditures, scheduled lease payments and debt service obligations for at least the next 12 months.

Our total of cash, cash equivalents and marketable securities decreased from $1.0 billion as of December 31, 2022, to $835.2 million as of December 31, 2023, or by $212.0 million. Our total long-term debt, including current maturities decreased from $3.4 billion as of December 31, 2022, to $3.0 billion as of December 31, 2023, or by $0.4 billion, primarily due to scheduled debt payments for the 2023 year, partially offset by debt issued to finance two new E175 aircraft and spare engines. Additionally, we used $289.1 million to repurchase 10.6 million shares of our common stock during the year ended December 31, 2023. At December 31, 2023, our total capital mix was 45.2% equity and 54.8% long-term debt, compared to 44.4% equity and 55.6% long-term debt at December 31, 2022.

As of December 31, 2023 and 2022, we had $49.1 million and $59.2 million, respectively, in letters of credit and surety bonds outstanding with various banks and surety institutions. We had no restricted cash as of December 31, 2023 and 2022.

Sources and Uses of Cash

Cash Position and Liquidity. The following table provides a summary of the net cash provided by (used in) our operating, investing and financing activities for the years ended December 31, 2023 and 2022, and our total cash and marketable securities positions as of December 31, 2023 and December 31, 2022 (in thousands).

	For the year ended December 31,			
	2023	2022	$ Change	% Change
Net cash provided by operating activities . .	$ 736,334	$ 480,376	$ 255,958	53.3 %
Net cash used in investing activities	(23,228)	(904,894)	881,666	(97.4)%
Net cash provided by (used in) financing activities	(667,813)	269,081	(936,894)	(348.2)%

	December 31, 2023	December 31, 2022	$ Change	% Change
Cash and cash equivalents	$ 148,277	$ 102,984	$ 45,293	44.0 %
Marketable securities.	686,946	944,231	(257,285)	(27.2)%
Total	$ 835,223	$ 1,047,215	$ (211,992)	(20.2)%

Cash Flows provided by Operating Activities

Our cash flows provided by operating activities was $736.3 million for the year ended December 31, 2023, compared to $480.4 million for the year ended December 31, 2022. Our operating cash flows are typically impacted by various factors including our net income, adjusted for non-cash expenses and gains such as depreciation expense, asset impairment charges, stock-based compensation expense and gains or losses on the disposal of assets; and timing of cash payments and cash receipts attributed to our various current asset and liability accounts, such as accounts receivable, inventory, accounts payable, accrued liabilities, deferred revenue and unbilled revenue.

The increase in our cash flow from operations for the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to an increased amount of cash received in excess of revenue recognized for the year ended December 31, 2023, compared to the year ended December 31, 2022, and an increase in our accounts payable due to timing of vendor payments, compared to the year ended December 31, 2022.

Cash Flows used in Investing Activities

Our cash flows used in investing activities was $23.2 million for the year ended December 31, 2023, compared to $904.9 million for the year ended December 31, 2022. Our investing cash flows are typically impacted by various factors including our capital expenditures, such as the acquisition of aircraft and spare engines; deposit payments and refunds of previously made deposits on new aircraft; purchase and sales of marketable securities; proceeds from the sale of assets; and timing of cash payments and cash receipts attributed to our various long-term asset and long-term liability accounts.

The decrease in our cash flow used in investing activities in 2023, compared 2022, was primarily due cash provided by the sale of marketable securities, net of marketable securities purchased, of $261.4 million during the year ended December 31, 2023. Conversely, we purchased $346.0 million of marketable securities, net of marketable security sales, during the year ended December 31, 2022. Additionally, cash used for the acquisition of property and equipment, net of aircraft deposits applied towards acquired aircraft, decreased $267.4 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to the purchase of 25 new E175 aircraft in 2022, compared to the purchase of two new E175 aircraft and the acquisition of 35 CRJ aircraft under early lease buyout arrangements in 2023.

Cash Flows provided by (used in) Financing Activities

Our cash flows used in financing activities was $667.8 million for the year ended December 31, 2023, compared to cash provided by financing activities of $269.1 million for the year ended December 31, 2022. Our financing cash flows are typically impacted by various factors including proceeds from issuance of debt, principal payments on debt obligations, repurchases of our common stock and payment of cash dividends.

The $936.9 million increase in cash used in financing activities for the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to a decrease of $614.8 million in proceeds from the issuance of long-term debt, an increase of $32.6 million in principal payments on long-term debt and $291.9 million of cash used to purchase treasury stock, including a $2.8 million excise tax on the repurchased stock, during the year ended December 31, 2023.

Significant Commitments and Obligations

General

The following table summarizes our commitments and obligations as noted for each of the next five years and thereafter (in thousands):

	Total	2024	2025	2026	2027	2028	Thereafter
Operating lease payments for aircraft and facility obligations	$ 129,063	$ 19,924	$ 17,503	$ 13,752	$ 12,554	$ 9,762	$ 55,568
Firm aircraft and spare engine commitments	610,945	143,810	230,725	236,410	—	—	—
Interest commitments [1]	471,986	117,976	97,702	77,951	56,127	40,824	81,406
Principal maturities on long-term debt	3,030,310	447,534	532,314	510,625	464,280	292,812	782,745
Total commitments and obligations	$ 4,242,304	$ 729,244	$ 878,244	$ 838,738	$ 532,961	$ 343,398	$ 919,719

[1] At December 31, 2023, all of our total long-term debt had fixed interest rates.

Purchase Commitments and Options

We are coordinating with our major airline partners and aircraft manufacturers on the timing of upcoming fleet deliveries under previously announced deals. The anticipated future aircraft delivery dates are subject to change. As of December 31, 2023, we had a firm purchase commitment for 21 new E175 aircraft from Embraer with delivery dates anticipated into 2026.

At the time of each aircraft acquisition, we evaluate the financing alternatives available to us, and select one or more of these methods to fund the acquisition. In recent years, we have issued long-term debt to finance our new aircraft. At present, we intend to fund our aircraft purchase commitments through cash on hand and debt financing. Based on current market conditions and discussions with prospective leasing organizations and financial institutions, we currently believe that we will be able to obtain financing for our committed acquisitions, as well as additional aircraft. We intend to finance the firm purchase commitment for 21 E175 aircraft with approximately 75-85% debt and the remaining balance with cash.

Aircraft Lease and Facility Obligations

We also have long-term lease obligations, primarily relating to our aircraft fleet and airport facilities. Excluding aircraft financed by our major airline partners that we operate for them under contract, we had eight aircraft under lease with remaining terms ranging from five to seven years as of December 31, 2023. Future minimum lease payments due under all long-term operating leases were approximately $129.1 million at December 31, 2023. Assuming a 6.1% discount rate, which is the average incremental borrowing rate we anticipate we would have incurred on debt obtained over a similar term to acquire these assets, the present value of these lease obligations would have been equal to approximately $86.7 million at December 31, 2023.

Long-term Debt Obligations

As of December 31, 2023, we had $3.0 billion of long-term debt, which consisted of $2.8 billion of debt used to finance aircraft and spare engines and $200.6 million of unsecured debt payable to Treasury. The average effective interest rate on our debt obligations was approximately 4.1% at December 31, 2023.

Under our capacity purchase agreements, our major airline partners compensate us for our costs of owning or leasing the aircraft on a monthly basis. The aircraft compensation structure varies by agreement but is intended to cover either our aircraft principal and interest debt service costs, our aircraft depreciation and interest expense or our aircraft lease expense costs while the aircraft is under contract.

Guarantees

We have guaranteed the obligations of SkyWest Airlines under the Delta Connection Agreement and the United Express Agreement for the E175 aircraft. In addition, we have guaranteed certain other obligations under our aircraft financing and leasing agreements.

We have guaranteed $22.4 million in promissory notes of third parties in event the third parties default on their payments. The third parties' loans are secured by aircraft and engines.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 1 to our Consolidated Financial Statements included in Item 8 of this Report. Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, long-lived assets and income tax as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results will likely differ, and could differ materially, from such estimates.

Revenue Recognition

Flying agreements and airport customer service and other revenues are recognized when service is provided. Under our capacity purchase and prorate flying agreements with our major airline partners, our performance obligation is determined on a per completed flight basis. Under our capacity purchase agreements, the performance obligation of each completed flight is measured using block hours incurred for each completed flight, which factors the duration of each flight. Under our airport customer service agreements, our performance obligation is measured on per departure basis for each flight we provide customer service.

A portion of our compensation under our capacity purchase agreements is designed to reimburse us for the use of the aircraft we provide under such agreements. This compensation is deemed to be lease revenue, because the agreements identify the "right of use" or a specific type and number of aircraft over the agreement term. We allocate the total consideration received under our capacity purchase agreements between the lease and non-lease components based on stand-alone selling prices. A portion of the consideration received for the use of the aircraft is a fixed monthly payment per aircraft. Recent amendments to our capacity purchase agreements with certain major airline partners reduced certain future contractual fixed monthly payments and increased future contractual variable payments. Accordingly, we re-evaluated the allocation of the total consideration between the lease and non-lease components for the affected amended agreements, including the allocation of the consideration to the fixed and variable lease components. As a result of these amendments, we deferred recognizing lease revenue on $78.5 million of the allocated fixed monthly lease payments received during the year ended December 31, 2023, under the straight-line method.

Additionally, a portion of our compensation under our capacity purchase agreements relates to operating the aircraft, identified as the non-lease component of the capacity purchase agreement. We recognize revenue attributed to the non-lease component received as fixed monthly payments per aircraft proportionate to the number of block hours completed during each reporting period, relative to the estimated number of block hours we anticipate completing over the remaining contract term. In 2023, we deferred $151.4 million of fixed monthly payments and unbilled revenue decreased by $12.6 million. The amount of deferred revenue and unbilled revenue from fixed monthly payments we recognize will increase or decrease in future reporting periods depending on the number of block hours we complete during such reporting period and our then-current forecast of block hours we anticipate completing over the remaining contract term based on information available to us as that time.

Our revenues could be impacted by several factors, such as our flight schedules, passenger fares we receive under our prorate agreements, terminations, extensions or other amendments to our code-share agreements, our estimates used to determine the amount of revenue we defer under our capacity purchase agreements, and our ability to earn incentive payments contemplated under applicable agreements. In the event contracted rates are not finalized at a quarterly or annual financial statement date, we record that period's revenues based on the lower of the prior period's approved rates or our estimate of rates that will be implemented upon completion of negotiations. Also, in the event we have a reimbursement dispute with a major airline partner at a quarterly or annual financial statement date, we evaluate the dispute under established revenue recognition criteria and, provided the revenue recognition criteria have been met, we recognize revenue for that period based on our estimate of the resolution of the dispute. Our rates were finalized under our code-share agreements as of December 31, 2023.

Long-Lived Assets

As of December 31, 2023, we had approximately $5.5 billion of property and equipment and related assets net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. When considering whether or not impairment of long-lived assets exists, we group similar assets together at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and compare the undiscounted cash flows for each asset group to the net carrying amount of the assets supporting the asset group. Asset groupings are done at the fleet type or contract level.

During 2023, we recorded a non-cash impairment loss of $2.3 million related to a change in the estimate of fair value for 14 CRJ700 aircraft that were classified as held for sale in 2022. We presented the $54.3 million of assets held for sale at the lower of their current carrying value or their fair market value less costs to sell and included the amount in "Other current assets" on the Company's consolidated balance sheet. The fair values are based upon observable and unobservable inputs, including market trends and conditions. The assumptions used to determine the fair value of the assets held for sale are subject to inherent uncertainty and could produce a wide range of outcomes which the Company will continue to monitor in future periods as new information becomes available. Prior to the ultimate sale of the assets, subsequent changes in the estimate of the fair value of the assets held for sale will be recorded as a gain or loss with a corresponding adjustment to the assets' carrying value. The impairment of $2.3 million is included in "Other operating expenses" on the Company's consolidated statements of comprehensive income and in the SkyWest Leasing segment for the year ended December 31, 2023.

Factors that may impact our estimates used for depreciation include anticipated useful lives of each aircraft type and estimated residual values of each aircraft. As we operate our aircraft under code-share agreements with our major airline partners, changes in anticipated demand by our major airline partners for regional aircraft may impact our estimated useful lives and residual values for our aircraft, spare engines and other long-lived assets.

Income Tax

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Estimating our tax liabilities involves judgments related to uncertainties in the application of complex tax regulations. We make certain estimates and judgments to determine tax expense for financial statement purposes as we evaluate the effect of tax credits, tax benefits and deductions, some of which result from differences in the timing of recognition of revenue or expense for tax and financial statement purposes. Changes to these estimates may result in significant changes to our tax provision in future periods. Each fiscal quarter we re-evaluate our tax provision and reconsider our estimates and assumptions related to specific tax assets and liabilities, making adjustments as circumstances change.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements included in Item 8 of this Report for a description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Aircraft Fuel

In the past, we have not experienced sustained material difficulties with fuel availability, and we currently expect to be able to obtain fuel at prevailing prices in quantities sufficient to meet our future needs. Pursuant to our contract flying arrangements, United, Delta, American and Alaska have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. We bear the economic risk of fuel price fluctuations on our prorate and SWC operations. For each of the years ended December 31, 2023, 2022 and 2021, approximately 13%, 12% and 16% of our total flying agreements revenue was derived from prorate agreements and SWC. For the years ended December 31, 2023, 2022 and 2021, the average price per gallon of aircraft fuel was $3.70, $4.14 and $2.49, respectively. For illustrative purposes only, we have estimated the impact of the market risk of fuel price fluctuations on our prorate and SWC operations using a hypothetical increase of 25% in the price per gallon we purchase. Based on this hypothetical assumption, we would have incurred an additional $21.5 million, $27.1 million and $26.8 million in fuel expense for the years ended December 31, 2023, 2022 and 2021, respectively.

Interest Rates

As of December 31, 2023, our long-term debt had fixed interest rates. We currently intend to finance the acquisition of aircraft through manufacturer financing or long-term borrowings. Changes in interest rates may impact our actual cost to acquire future aircraft. To the extent we place new aircraft in service under our capacity purchase agreements with United, Delta, American, Alaska or other carriers, our capacity purchase agreements currently provide that reimbursement rates will be adjusted to reflect the interest rates effective at the closing of the respective aircraft financing. A hypothetical 50 basis point change in market interest rates would not have a material effect on our financial results.

Labor and Inflation Risk

The global economy has experienced, and continues to experience high rates of inflation. We cannot predict how long these inflationary pressures will continue, or how they may change over time, but we expect to see continued impacts on the global economy and our Company.

As a result, our costs have become, and we expect they will continue to be, subject to significant inflationary pressures, and we may not be able to fully offset such higher costs through price increases under our capacity purchase agreements. Salaries, wages and benefits expense represented 46.7% of our total operating expense for year ended December 31, 2023. For illustrative purposes, a hypothetical increase of 25% to our salaries, wages and benefits during the year ended December 31, 2023, would have increased our operating expenses by approximately $330.7 million.

Our inability or failure to offset a material increase in costs due to inflation and/or labor costs could harm our business, financial condition and operating results. Additionally, in the event we are unable to hire and retain qualified pilots or other operational personnel, including flight attendants and maintenance technicians, we may be unable to operate requested flight schedules under our capacity purchase agreements, which could result in a reduction in revenue and operating inefficiencies, such as incremental new-hire training costs, and could harm our business, financial condition and operating results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SkyWest, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)2 (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of fixed overhead deferred revenue

Description of the Matter	At December 31, 2023, the Company's deferred revenue balance totaled $374.6 million, of which $61.0 million was presented as a component of other current liabilities and $313.6 million was included in other long-term liabilities on the balance sheet. The Company's unbilled revenue balance totaled $7.3 million, of which $1.2 million was presented as a component of other current assets, and $6.1 million was included in other long-term assets on the balance sheet. As discussed in Note 1 to the consolidated financial statements, under the Company's capacity purchase agreements, the Company is paid a fixed amount per aircraft each month over the contract term. The Company

recognizes revenue related to the fixed amount per aircraft per month based upon completed block hours proportionate to total forecasted block hours over the contract term. To perform the allocation over the contract, the Company estimates revenue per block hour using historical data and forecasted flight activity.

Auditing the forecasted block hours over the term of the contract, which is the primary input used in the deferred revenue calculation, required extensive audit effort due to the estimation uncertainty of the forecasted block hours over the contract term.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over recognition and deferral of revenue related to block hours flown. This included controls over the forecasting process used to develop the estimated future block hours used in the calculation. We also tested controls over management's review of the data used in the deferred revenue calculation.

To test the Company's estimated deferred revenue liability, we performed audit procedures that included, among others, assessing the methodology and assumptions used by the Company in the deferred revenue calculation, including testing of the forecasted block hours and validating completeness and accuracy of the underlying data used by the Company. Specifically, we compared management's forecasted block hours to historical flight activity and existing flight schedules with partner airlines. We evaluated management's ability to accurately forecast flight activity by performing hindsight analyses comparing actual historical results to past forecasts. We also performed sensitivity analyses to understand the impact of fluctuations in forecasted block hours to the deferred revenue liability.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Salt Lake City, Utah

February 15, 2024

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

ASSETS

	December 31, 2023	December 31, 2022
CURRENT ASSETS:		
Cash and cash equivalents	$ 148,277	$ 102,984
Marketable securities	686,946	944,231
Receivables, net	82,854	100,523
Inventories, net	127,114	123,209
Other current assets	86,705	100,334
Total current assets	1,131,896	1,371,281
PROPERTY AND EQUIPMENT:		
Aircraft and rotable spares	8,323,107	8,143,614
Deposits on aircraft	77,282	23,931
Buildings and ground equipment	282,398	265,019
Total property and equipment, gross	8,682,787	8,432,564
Less-accumulated depreciation and amortization	(3,199,820)	(2,884,084)
Total property and equipment, net	5,482,967	5,548,480
OTHER ASSETS:		
Operating lease right-of-use assets	86,727	151,928
Long-term receivables and other assets	324,703	342,864
Total other assets	411,430	494,792
Total assets	$ 7,026,293	$ 7,414,553

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2023	December 31, 2022
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 443,869	$ 438,502
Accounts payable	470,251	422,001
Accrued salaries, wages and benefits	194,881	186,285
Current maturities of operating lease liabilities	19,335	71,726
Taxes other than income taxes	26,077	20,480
Other current liabilities	99,879	33,549
Total current liabilities	1,254,292	1,172,543
LONG-TERM DEBT, net of current maturities	2,562,183	2,941,772
DEFERRED INCOME TAXES PAYABLE	687,600	687,060
NONCURRENT OPERATING LEASE LIABILITIES	67,392	88,622
OTHER LONG-TERM LIABILITIES	341,324	176,925
COMMITMENTS AND CONTINGENCIES (Note 5)		
STOCKHOLDERS' EQUITY:		
Preferred stock, 5,000,000 shares authorized; none issued	—	—
Common stock, no par value, 120,000,000 shares authorized; 82,840,372 and 82,592,830 shares issued as of December 31, 2023, and December 31, 2022, respectively	754,362	734,426
Retained earnings	2,271,211	2,236,869
Treasury stock, at cost, 42,615,347 and 31,994,416 shares as of December 31, 2023, and December 31, 2022, respectively	(912,396)	(619,862)
Accumulated other comprehensive income (loss)	325	(3,802)
Total stockholders' equity	2,113,502	2,347,631
Total liabilities and stockholders' equity	$ 7,026,293	$ 7,414,553

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share amounts)

	Year Ended December 31,		
	2023	2022	2021
OPERATING REVENUES:			
Flying agreements	$ 2,834,397	$ 2,899,837	$ 2,615,076
Lease, airport services and other	101,035	105,088	98,415
Total operating revenues	2,935,432	3,004,925	2,713,491
OPERATING EXPENSES:			
Salaries, wages and benefits	1,322,615	1,211,551	986,664
Aircraft maintenance, materials and repairs	673,453	644,157	817,803
Depreciation and amortization	383,115	394,552	440,198
Aircraft fuel	85,913	108,456	107,057
Airport-related expenses	72,640	71,549	104,690
Aircraft rentals	25,507	75,353	63,357
Special items	—	—	84,592
Payroll support grant	—	—	(422,669)
Other operating expenses	268,120	318,145	255,932
Total operating expenses	2,831,363	2,823,763	2,437,624
OPERATING INCOME	104,069	181,162	275,867
OTHER INCOME (EXPENSE):			
Interest income	43,928	17,605	1,114
Interest expense	(130,930)	(127,083)	(123,122)
Other income (loss), net	23,242	20,899	(3,249)
Total other expense, net	(63,760)	(88,579)	(125,257)
INCOME BEFORE INCOME TAXES	40,309	92,583	150,610
PROVISION FOR INCOME TAXES	5,967	19,630	38,700
NET INCOME	$ 34,342	$ 72,953	$ 111,910
BASIC EARNINGS PER SHARE	$ 0.78	$ 1.44	$ 2.22
DILUTED EARNINGS PER SHARE	$ 0.77	$ 1.44	$ 2.20
Weighted average common shares:			
Basic	43,940	50,548	50,348
Diluted	44,599	50,644	50,753
COMPREHENSIVE INCOME:			
Net income	$ 34,342	$ 72,953	$ 111,910
Net unrealized appreciation (depreciation) on marketable securities, net of taxes	4,127	(3,802)	—
TOTAL COMPREHENSIVE INCOME	$ 38,469	$ 69,151	$ 111,910

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount		Shares	Amount		
Balance at December 31, 2020	82,095	$ 704,675	$ 2,052,006	(31,914)	$ (617,136)	$ —	$ 2,139,545
Net income.	—	—	111,910	—	—	—	111,910
Exercise of common stock options and vested employee stock awards . .	177	606	—	—	—	—	606
Employee income tax paid on vested equity awards	—	—	—	(42)	(1,576)	—	(1,576)
Sale of common stock under employee stock purchase plan	64	2,540	—	—	—	—	2,540
Stock based compensation expense . .	—	8,685	—	—	—	—	8,685
Warrants issued to U.S. Treasury . . .	—	5,804	—	—	—	—	5,804
Balance at December 31, 2021	82,336	$ 722,310	$ 2,163,916	(31,956)	$ (618,712)	$ —	$ 2,267,514
Net income.	—	—	72,953	—	—	—	72,953
Exercise of common stock options and vested employee stock awards . .	151	142	—	—	—	—	142
Employee income tax paid on vested equity awards	—	—	—	(38)	(1,150)	—	(1,150)
Sale of common stock under employee stock purchase plan	106	2,815	—	—	—	—	2,815
Stock based compensation expense . .	—	9,159	—	—	—	—	9,159
Net unrealized depreciation on marketable securities, net of tax of $1,224	—	—	—	—	—	(3,802)	(3,802)
Balance at December 31, 2022	82,593	$ 734,426	$ 2,236,869	(31,994)	$ (619,862)	$ (3,802)	$ 2,347,631
Net income.	—	—	34,342	—	—	—	34,342
Exercise of common stock options and vested employee stock awards . .	130	57	—	—	—	—	57
Employee income tax paid on vested equity awards	—	—	—	(32)	(585)	—	(585)
Sale of common stock under employee stock purchase plan	117	2,754	—	—	—	—	2,754
Stock based compensation expense . .	—	17,125	—	—	—	—	17,125
Treasury stock purchases and related excise tax	—	—	—	(10,589)	(291,949)	—	(291,949)
Net unrealized appreciation on marketable securities, net of tax of $1,329	—	—	—	—	—	4,127	4,127
Balance at December 31, 2023	82,840	$ 754,362	$ 2,271,211	(42,615)	$ (912,396)	$ 325	$ 2,113,502

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 34,342	$ 72,953	$ 111,910
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	383,115	394,552	440,198
Stock based compensation expense	17,125	9,159	8,685
Decrease in credit loss reserves	(185)	(4,591)	(4,249)
Gain on disposal of fixed assets	(14,295)	(7,948)	(4,586)
Loss (gain) on investments in other companies	479	(11,380)	—
Net increase in deferred income taxes	539	23,825	37,305
Impairment on assets held for sale	2,318	51,384	—
Special items	—	—	84,592
Changes in operating assets and liabilities:			
Decrease (increase) in receivables	19,818	(32,959)	(30,093)
Decrease (increase) in income tax receivable	997	7,815	(5,570)
Increase in inventories	(3,905)	(16,628)	(12,897)
Decrease (increase) in other current assets	1,593	(2,871)	(1,936)
Decrease in operating lease right-of-use assets	25,954	86,588	43,846
Decrease in operating lease liabilities	(54,984)	(76,812)	(51,326)
Increase (decrease) in deferred revenue	229,862	40,812	(6,832)
Decrease (increase) in unbilled revenue	12,601	(11,491)	(8,404)
Increase (decrease) in accounts payable and other current liabilities	80,960	(42,032)	231,177
NET CASH PROVIDED BY OPERATING ACTIVITIES	736,334	480,376	831,820
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(1,339,465)	(1,834,403)	(1,517,861)
Sales of marketable securities	1,600,877	1,488,359	1,526,057
Acquisition of property and equipment:			
Aircraft and rotable spare parts	(238,068)	(632,460)	(537,574)
Buildings and ground equipment	(13,258)	(13,031)	(18,127)
Proceeds from the sale of property and equipment	15,879	16,983	7,117
Deposits on aircraft	(65,000)	(37,100)	(125,701)
Aircraft deposits applied towards acquired aircraft	11,649	138,383	32,962
Decrease (increase) in other assets	4,158	(31,625)	(65,395)
NET CASH USED IN INVESTING ACTIVITIES	(23,228)	(904,894)	(698,522)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	69,689	684,502	450,032
Principal payments on long-term debt	(447,604)	(415,050)	(540,537)
Payment of debt issuance cost	(175)	(2,178)	(1,665)
Net proceeds from issuance of common stock	2,811	2,957	3,146
Employee income tax paid on vested equity awards	(585)	(1,150)	(1,576)
Purchase of treasury stock and related excise tax	(291,949)	—	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(667,813)	269,081	(90,600)
Increase (decrease) in cash and cash equivalents	45,293	(155,437)	42,698
Cash and cash equivalents at beginning of period	102,984	258,421	215,723
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 148,277	$ 102,984	$ 258,421

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	Year Ended December 31,		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	**2023**	**2022**	**2021**
Non-cash investing and financing activities:			
Acquisition of property and equipment	$ 12,583	$ 16,826	$ 11,336
Derecognition of right of use assets	$ (39,247)	$ —	$ —
Derecognition of operating lease liabilities	$ 39,247	$ —	$ —
Warrants issued to U.S. Treasury	$ —	$ —	$ 5,804
Cash paid during the period for:			
Interest, net of capitalized amounts	$ 128,288	$ 125,321	$ 124,918
Income taxes	$ 13,610	$ 1,166	$ 6,589

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

(1) Nature of Operations and Summary of Significant Accounting Policies

SkyWest, Inc. (the "Company"), through its subsidiary, SkyWest Airlines, Inc. ("SkyWest Airlines") operates the largest regional airline in the United States. As of December 31, 2023, SkyWest Airlines offered scheduled passenger service under code-share agreements with United Airlines, Inc. ("United"), Delta Air Lines, Inc. ("Delta"), American Airlines, Inc. ("American") and Alaska Airlines, Inc. ("Alaska") with approximately 1,850 total daily departures to destinations in the United States, Canada and Mexico. Additionally, the Company provides airport customer service and ground handling services for other airlines throughout its system. In 2022, the Company formed SkyWest Charter, LLC ("SWC"), which had its first revenue generating flight in May 2023. SWC offers an on-demand charter flight service. As of December 31, 2023, the Company had 603 total aircraft in its fleet, including 485 aircraft in scheduled service or under contract under its code-share agreements, summarized as follows:

	E175	CRJ900	CRJ700	CRJ200	Total
United	90	—	19	89	198
Delta	85	41	9	—	135
American	20	—	90	—	110
Alaska	42	—	—	—	42
Aircraft in scheduled service or under contract	237	41	118	89	485
SWC	—	—	—	16	16
Leased to third parties	—	5	35	—	40
Other [1]	—	3	14	45	62
Total Fleet	237	49	167	150	603

---

[1] As of December 31, 2023, other aircraft included: supplemental spare aircraft supporting the Company's code-share agreements that may be placed under future code-share or leasing arrangements, aircraft transitioning between code-share agreements with the Company's major airline partners, aircraft held-for-sale or aircraft that are scheduled to be disassembled for use as spare parts.

For the year ended December 31, 2023, approximately 40.8% of the Company's aircraft in scheduled service was operated for United, approximately 27.8% was operated for Delta, approximately 22.7% was operated for American and approximately 8.7% was operated for Alaska.

SkyWest Airlines has been a code-share partner with Delta since 1987, United since 1997, Alaska since 2011 and American since 2012. As of December 31, 2023, SkyWest Airlines operated as a Delta Connection carrier primarily in Salt Lake City, Detroit and Minneapolis, a United Express carrier primarily in Los Angeles, San Francisco, Denver, Houston, Chicago and the Pacific Northwest, an American carrier primarily in Chicago, Dallas, Los Angeles and Phoenix and an Alaska carrier primarily in the Pacific Northwest.

SkyWest Airlines operates the following aircraft manufactured by MHI RJ Aviation ULC, formerly known as Bombardier Aerospace ("Bombardier"): CRJ900s, CRJ700s and CRJ200s, and E175s manufactured by Embraer. The CRJ700, CRJ900 and E175 aircraft have a dual-class seat configuration typically configured with 65 to 76 seats. The CRJ200 is typically a single-class 50-seat aircraft. SWC operates the CRJ200 in a 30-seat configuration.

Basis of Presentation

The Company's consolidated financial statements include the accounts of the Company and the SkyWest Airlines and SWC and SkyWest Leasing segments, with all inter-company transactions and balances having been eliminated.

In preparing the accompanying consolidated financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2023, through the filing date of the Company's annual report with the U.S. Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no restricted cash as of December 31, 2023 and 2022.

Marketable Securities

The Company's investments in debt securities are classified as available-for-sale and are reported at fair market value with the net unrealized appreciation (depreciation) reported as a component of accumulated other comprehensive income in stockholders' equity. At the time of sale, any realized appreciation or depreciation, calculated by the specific identification method, is recognized in other income and expense. The Company's position in marketable securities as of December 31, 2023 and 2022 was as follows (in thousands):

At December 31, 2023	Amortized Cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair market value	
Marketable securities:								
Bond and bond funds	$	676,644	$	430	$	—	$	677,074
Commercial Paper		9,872		—		—		9,872
Total marketable securities	$	686,516	$	430	$	—	$	686,946

At December 31, 2022	Amortized Cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair market value	
Marketable securities:								
Bond and bond funds	$	629,280	$	—	$	(5,026)	$	624,254
Commercial Paper		319,977		—		—		319,977
Total marketable securities	$	949,257	$	—	$	(5,026)	$	944,231

As of December 31, 2023 and 2022, the Company had classified $686.9 million and $944.2 million of marketable securities, respectively, as short-term because it had the intent to maintain a liquid portfolio and the ability to redeem the securities within one year.

Inventories

Inventories include expendable parts, fuel and supplies and are valued at cost (FIFO basis) less an allowance for obsolescence based on historical part turnover, excess parts and management's expectations of future operations. Expendable inventory parts are charged to expense as used. An obsolescence allowance for flight equipment expendable parts is accrued based on estimated lives of the corresponding fleet types, anticipated part usage and salvage values. The inventory allowance as of December 31, 2023 and 2022, was $26.1 million and $24.2 million, respectively.

Property and Equipment

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

Assets	Depreciable Life	Current Residual Value
Aircraft, rotable spares, and spare engines	up to 22 years	up to 20 %
Ground equipment.	up to 10 years	0 %
Office equipment.	up to 5 years	0 %
Leasehold improvements	Shorter of 15 years or lease term	0 %
Buildings	20 - 39.5 years	0 %

Impairment of Long-Lived Assets

As of December 31, 2023, the Company had approximately $5.5 billion of property and equipment, net. In accounting for these long-lived assets, the Company makes estimates about the expected useful lives of the assets, the expected residual values of such assets, and the potential for impairment based on projected future cash flows and estimated fair value of the assets. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, the Company evaluates whether impairment indicators are present. When considering whether or not impairment of long-lived assets exists, the Company groups similar assets together at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and compare the undiscounted cash flows for each asset group to the net carrying amount of the assets supporting the asset group. Asset groupings are done at the aircraft type level.

During 2022, the Company committed to a plan to sell 14 CRJ700 aircraft, resulting in an impairment on the assets held for sale of $51.4 million. During 2023, the Company wrote-down the assets held for sale for an additional $2.3 million. See Note 8, "Assets Held for Sale" for more information on the assets held for sale.

Capitalized Interest

Interest is capitalized on aircraft purchase deposits as a portion of the cost of the asset and is depreciated over the estimated useful life of the asset. During the years ended December 31, 2023, 2022 and 2021, the Company capitalized interest costs of approximately $1.5 million, $1.9 million and $1.9 million, respectively.

Maintenance

The Company operates under a U.S. Federal Aviation Administration approved continuous inspection and maintenance program. The Company uses the direct expense method of accounting for its regional jet engine overhauls. The Company has engine services agreements with third-party vendors to provide long-term engine services covering the scheduled and unscheduled repairs for most of its aircraft. Under the terms of the agreements, the Company pays a fixed dollar amount per engine hour flown per month and the third-party vendors will assume the responsibility to repair the engines at no additional cost to the Company, subject to certain specified exclusions. Maintenance costs under these contracts are recognized when the engine hour is flown pursuant to the terms of each contract. The repair costs for engines not covered by these hourly service agreements are expensed when repair services are incurred. The costs of maintenance for airframe and avionics components, landing gear and other recurring maintenance are expensed as incurred.

Flying Agreements and Airport Customer Service and Other Revenues

The Company recognizes revenue under its flying agreements and under its lease, airport services and other service agreements when the service is provided under the applicable agreement. Under the Company's capacity purchase agreements with United, Delta, American and Alaska (each, a "major airline partner"), the major airline partner generally pays the Company a fixed-fee for each departure, flight hour (measured from takeoff to landing, excluding taxi time) or block hour (measured from takeoff to landing, including taxi time) incurred, and an amount per aircraft in service each month (a portion of which is accounted for as aircraft lease consideration), with additional incentives based on flight completion, on-time performance or other performance metrics. The major airline partner also directly pays for or reimburses the Company for certain direct expenses incurred under the capacity purchase agreement, such as fuel, airport landing fees and airport rents. Under the capacity purchase agreements, the Company's performance obligation is met when each flight is completed, measured in completed block hours, and is reflected in flying agreements revenue. The transaction price for the capacity purchase agreements is determined from the fixed-fee consideration, incentive consideration and directly reimbursed expenses earned as flights are completed over the agreement term. For the years ended December 31, 2023, 2022 and 2021, capacity purchase arrangements represented approximately 86.5%, 88.0% and 84.3% of the Company's flying agreements revenue, respectively.

Under the Company's prorate arrangements (also referred to as a "prorate" agreements), the major airline partner and the Company negotiate a passenger fare proration formula, pursuant to which the Company receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on a Company airline and the other portion of their trip on the major airline partner. Under the Company's prorate flying agreements, the performance obligation is met and revenue is recognized when each flight is completed based upon the portion of the prorate passenger fare the Company determines that it will receive for each completed flight. The transaction price for the prorate agreements is determined from the proration formula derived from each passenger ticket amount on each completed flight over the agreement term. Certain routes under the Company's prorate arrangements are subsidized by the U.S. Department of Transportation under the Essential Air Service ("EAS") program, a program created to ensure small communities in the United States maintain a minimum level of scheduled air service. The EAS contracts are generally two years in duration and the Company recognizes EAS revenue on a per-completed-flight basis pursuant to the terms of each contract. Under the Company's charter operations, SWC, the Company negotiates a fare for the charter flight with the customer. The performance obligation is met and revenue is recognized upon completion of the flight. For the years ended December 31, 2023, 2022 and 2021, prorate flying agreements and SWC revenue represented approximately 13.5%, 12.0%, and 15.7% of the Company's flying agreements revenue, respectively.

The following table represents the Company's flying agreements revenue by type for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	For the year ended December 31,		
	2023	2022	2021
Capacity purchase agreements flight operations revenue (non-lease component)	$ 1,976,743	$ 2,028,308	$ 1,678,219
Capacity purchase agreements fixed aircraft lease revenue	296,047	504,529	527,173
Capacity purchase agreements variable aircraft lease revenue	180,218	17,664	—
Prorate agreements and SWC revenue	381,389	349,336	409,684
Flying agreements revenue	$ 2,834,397	$ 2,899,837	$ 2,615,076

The Company allocates the total consideration received under its capacity purchase agreements between lease and non-lease components based on stand-alone selling prices. A portion of the Company's compensation under its capacity purchase agreements is designed to reimburse the Company for certain aircraft ownership costs. The consideration for aircraft ownership costs varies by agreement but is intended to cover either the Company's aircraft principal and interest debt service costs, its aircraft depreciation and interest expense or its aircraft lease expense costs while the aircraft is under contract. The consideration received for the use of the aircraft under the Company's capacity purchase agreements is accounted for as lease revenue, inasmuch as the agreements identify the "right of use" of a specific type and number of aircraft over a stated period of time. The lease revenue associated with the Company's capacity purchase agreements is accounted for as an operating lease and is reflected as flying agreements revenue on the Company's consolidated statements of comprehensive income. During the three months ended December 31, 2022, the Company amended certain of its capacity purchase agreements resulting in a portion of the Company's aircraft lease revenue becoming variable beginning in the fourth quarter of 2022. As a result of these capacity purchase agreement amendments executed in 2022, during the year ended December 31, 2023, the Company deferred recognizing lease revenue on $78.5 million of the allocated fixed monthly lease payments received during the year ended December 31, 2023, under the straight-line method. The Company deferred recognizing lease revenue on $22.1 million of the allocated fixed monthly lease payments received during the year ended December 31, 2022, under the straight-line method. The Company has not separately stated aircraft rental income and aircraft rental expense in the consolidated statement of comprehensive income because the use of the aircraft is not a separate activity of the total service provided under the capacity purchase agreements.

A portion of the Company's compensation under its capacity purchase agreements relates to operating the aircraft, identified as the non-lease component of the capacity purchase agreement. The Company recognizes revenue attributed to the non-lease component received as fixed-fees for each departure, flight hour or block hour on an as-completed basis for each reporting period. The Company recognizes revenue attributed to the non-lease component received as fixed monthly payments per aircraft proportionate to the number of block hours completed during each reporting period, relative to the estimated number of block hours the Company anticipates completing over the remaining contract term. Accordingly, the Company's revenue recognition will likely vary from the timing of cash receipts under the Company's capacity purchase agreements. The Company refers to cash received under its capacity purchase agreements prior to recognizing revenue as "deferred revenue," and the Company refers to revenue recognized prior to billing its major airline partners under its capacity purchase agreements as "unbilled revenue" for each reporting period. In 2023, the Company deferred recognizing revenue on $151.4 million of fixed monthly payments under certain agreements and unbilled revenue decreased by $12.6 million under certain other agreements, compared to deferring revenue of $18.7 million and recognizing $11.5 million of unbilled revenue in 2022.

The Company's total deferred revenue balance as of December 31, 2023, was $374.6 million, including $61.0 million in other current liabilities and $313.6 million in other long-term liabilities. The Company's unbilled revenue balance as of December 31, 2023, was $7.3 million, including $1.2 million in other current assets and $6.1 million in other long-term assets. The Company's total deferred revenue balance as of December 31, 2022, was $144.7 million, including $5.2 million in other current liabilities and $139.5 million in other long-term liabilities. The Company's unbilled revenue balance as of December 31, 2022, was $19.9 million, including $9.9 million in other current assets and $10.0 million in other long-term assets.

The Company's capacity purchase and prorate agreements include weekly provisional cash payments from the respective major airline partner based on a projected level of flying each month. The Company and each major airline partner subsequently reconcile these payments to the actual completed flight activity on a monthly or quarterly basis.

In several of the Company's agreements, the Company is eligible to receive incentive compensation upon the achievement of certain performance criteria. The incentives are defined in the agreements and are measured and determined on a monthly, quarterly or semi-annual basis. At the end of each period during the term of an agreement, the Company calculates the incentives achieved during that period and recognizes revenue attributable to that agreement accordingly, subject to the variable constraint guidance under Accounting Standard Codification ("ASC") Topic 606.

The following summarizes the significant provisions of each code-share agreement the Company has with each major airline partner through SkyWest Airlines:

United Express Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
United Express Agreements (capacity purchase agreement)	• E175 • CRJ 700 • CRJ 200	90 19 70	• Individual aircraft have scheduled removal dates under the agreement between 2024 and 2029 • The average remaining term of the aircraft under contract is 2.7 years
United Express Prorate Agreement (prorate agreement)	• CRJ 200	*19	• Terminable with 120-day notice
Total under United Express Agreements		198	

Delta Connection Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Delta Connection Agreement (capacity purchase agreement)	• E175 • CRJ 900 • CRJ 700	85 35 5	• Individual aircraft have scheduled removal dates from 2024 to 2034 • The average remaining term of the aircraft under contract is 4.8 years
Delta Connection Prorate Agreement (prorate agreement)	• CRJ 900 • CRJ 700	6* 4*	• Terminable with 30-day notice
Total under Delta Connection Agreements		135	

American Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
American Agreement (capacity purchase agreement)	• E175 • CRJ 700	20 90	• Individual aircraft have scheduled removal dates from 2024 to 2032 • The average remaining term of the aircraft under contract is 3.1 years
Total under American Agreement		110	

Alaska Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Alaska Agreement (capacity purchase agreement)	• E175	42	• Individual aircraft have scheduled removal dates from 2030 to 2034 • The average remaining term of the aircraft under contract is 7.5 years

---

* The Company's prorate agreements are based on specific routes, not a specific aircraft count. The number of aircraft listed above for each prorate agreement approximates the number of aircraft the Company uses to serve the prorate routes.

In addition to the contractual arrangements described above, as of December 31, 2023, SkyWest Airlines reached agreements to place the following E175 aircraft under a capacity purchase agreement with the respective partners:

	2024	2025	2026	Total
Delta Air Lines	1	—	—	1
United Airlines	4	7	8	19
Alaska Airlines	—	1	—	1
Total	5	8	8	21

Final delivery and in-service dates for aircraft to be placed under contract may be adjusted based on various factors.

When an aircraft is scheduled to be removed from a capacity purchase arrangement, the Company may, as practical under the circumstances, negotiate an extension with the respective major airline partner, negotiate the placement of the aircraft with another major airline partner, return the aircraft to the major airline partner when the aircraft is leased from the major airline partner, place owned aircraft for sale or pursue other uses for the aircraft. Other uses for the aircraft may include placing the aircraft in a prorate agreement, leasing the aircraft or engines to a third party or disassembling aircraft components such as the engines and parts to be used as spare inventory.

Lease, airport services and other revenues primarily consists of revenue generated from aircraft and spare engines leased to third parties and from airport customer service agreements, such as gate and ramp agent services at various airports where the Company has been contracted by third parties to provide such services. The following table represents the Company's lease, airport services and other revenues for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	For the year ended December 31,		
	2023	2022	2021
Operating lease revenue	$ 47,554	$ 48,714	$ 46,532
Operating lease revenue relating to variable lease payments . .	18,420	17,050	19,998
Airport customer service and other revenue	35,061	39,324	31,885
Lease, airport services and other	$ 101,035	$ 105,088	$ 98,415

The following table summarizes future minimum rental income under operating leases primarily related to leased aircraft and engines that had remaining non-cancelable lease terms as of December 31, 2023 (in thousands):

2024	$ 46,119
2025	41,172
2026	35,630
2027	35,586
2028	35,024
Thereafter	53,122
Total future minimum rental income under operating leases	$ 246,653

Of the Company's $5.5 billion of property and equipment, net as of December 31, 2023, $216.0 million of regional jet aircraft and spare engines were leased to third parties under operating leases. The Company's mitigation strategy for the residual asset risks of these assets includes leasing aircraft and engine types that can be operated by the Company in the event of a default. Additionally, the operating leases typically have specified lease return condition requirements paid by the lessee to the Company and the Company typically maintains inspection rights under the leases.

The transaction price for airport customer service agreements is determined from an agreed-upon rate by location applied to the applicable number of flights handled by the Company over the agreement term.

The Company's operating revenues could be impacted by several factors, including changes to the Company's code-share agreements with its major airline partners, changes in flight schedules, contract modifications resulting from contract renegotiations, the Company's ability to earn incentive payments contemplated under the Company's code-share agreements and settlement of reimbursement disputes with the Company's major airline partners.

Other ancillary revenues commonly associated with airlines, such as baggage fee revenue, ticket change fee revenue and the marketing component of the sale of mileage credits, are retained by the Company's major airline partners on flights that the Company operates under its code-share agreements.

As of December 31, 2023, the Company had $82.9 million in accounts receivable of which $73.6 million related to flying agreements. As of December 31, 2022, the Company had $100.5 million in accounts receivable of which $73.7 million related to flying agreements.

Allowance for Credit Losses

The Company monitors publicly available credit ratings for entities for which the Company has a significant receivable balance. As of December 31, 2023, the Company had gross receivables of $86.1 million in current assets and gross receivables of $199.8 million in other long-term assets. The Company has established credit loss reserves based on publicly available historic default rates issued by a third party for companies with similar credit ratings, factoring in the term of the respective accounts receivable or note receivable. During the year ended December 31, 2023, the Company recorded $0.2 million of adjustments to the credit loss reserve and wrote-off $18.5 million in receivables that were fully reserved as of December 31, 2022. There were no other significant changes in the outstanding accounts receivable, notes receivable or credit ratings of the entities.

The following table summarizes the changes in allowance for credit losses:

	Allowance for Credit Losses
Balance at December 31, 2020	$ 46,225
Adjustments to credit loss reserves	(4,249)
Write-offs charged against allowance	—
Balance at December 31, 2021	$ 41,976
Adjustments to credit loss reserves	(4,591)
Write-offs charged against allowance	—
Balance at December 31, 2022	$ 37,385
Adjustments to credit loss reserves	(185)
Write-offs charged against allowance	(18,501)
Balance at December 31, 2023	$ 18,699

Income Taxes

The Company recognizes a net liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that are expected to result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

Net Income Per Common Share

Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net income per common share. Securities that could potentially dilute Basic EPS in the future, and which were excluded from the calculation of Diluted EPS because inclusion of such share would be anti-dilutive, are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Treasury Warrants [1]	286	640	78
Employee Stock Awards	15	219	—
Total antidilutive securities	301	859	78

[1] U.S. Department of the Treasury ("Treasury") warrants to purchase shares of SkyWest common stock issued pursuant to the three Payroll Support Program Agreements and a loan agreement. See Note 10, "Payroll Support Programs" and Note 11, "Capital Transactions" for further discussion on the warrants issued to Treasury.

Additionally, for the years ended December 31, 2023, 2022 and 2021, 334,000, 146,000 and 140,000 performance share units (at target performance) were excluded from the computation of Diluted EPS since the Company had not achieved the minimum target thresholds for these units as of December 31, 2023, 2022 and 2021, respectively.

The calculation of the weighted average number of common shares outstanding for Basic EPS and Diluted EPS are as follows for the years ended December 31, 2023, 2022 and 2021 (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Numerator:			
Net income	$ 34,342	$ 72,953	$ 111,910
Denominator:			
Basic earnings per share weighted average shares	43,940	50,548	50,348
Dilution due to employee equity awards and warrants	659	96	405
Diluted earnings per share weighted average shares	44,599	50,644	50,753
Basic earnings per share	$ 0.78	$ 1.44	$ 2.22
Diluted earnings per share	$ 0.77	$ 1.44	$ 2.20

Comprehensive Income

Comprehensive income includes charges and credits to stockholders' equity that are not the result of transactions with the Company's shareholders, including changes in unrealized appreciation (or depreciation) on marketable debt securities.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. Marketable securities are reported at fair value based on market quoted prices in the consolidated balance sheets. If quoted prices in active markets are no longer available, the Company has estimated the fair values of these securities utilizing a discounted cash flow analysis. These analyses consider, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction. Certain investments in other companies are reported at fair value based on market quoted prices or using the Black Scholes Option Pricing model in the consolidated balance sheets. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt.

Segment Reporting

GAAP requires disclosures related to components of a company for which separate financial information is available to, and regularly evaluated by, the Company's chief operating decision maker when deciding how to allocate resources and in assessing performance. The Company's two reportable segments consist of (1) the operations of SkyWest Airlines and SWC (collectively, "SkyWest Airlines and SWC") and (2) SkyWest Leasing activities. Information pertaining to the Company's reportable segments is presented in Note 2, *Segment Reporting*.

The Company has two reportable segments: (1) SkyWest Airlines and SWC and (2) SkyWest Leasing.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, "Segment Reporting (ASC Topic 280) – Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU also expands disclosure requirements to enable users of financial statements to better understand the entity's measurement and assessment of segment performance and resource allocation. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (ASC Topic 740) – Improvements to Income Tax Disclosures", which enhances the transparency, effectiveness and comparability of income tax disclosures by requiring consistent categories and greater disaggregation of information related to income tax rate reconciliations and the jurisdictions in which income taxes are paid. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

(2) Segment Reporting

GAAP requires disclosures related to components of a company for which separate financial information is available to, and regularly evaluated by, the Company's chief operating decision maker when deciding how to allocate resources and in assessing performance.

The Company's two reportable segments consist of (1) the operations of SkyWest Airlines and SWC and (2) SkyWest Leasing activities.

The Company's chief operating decision maker analyzes the profitability of operating new aircraft financed through the issuance of debt, including the Company's E175 fleet, separately from the profitability of the Company's capital deployed for ownership and financing of such aircraft. The SkyWest Airlines and SWC segment includes revenue earned under the applicable capacity purchase agreements attributed to operating such aircraft and the respective operating costs, and revenue and operating expenses attributed to other flying or airport services agreements. The SkyWest Leasing segment includes applicable revenue earned under the applicable capacity purchase agreements attributed to the ownership of new aircraft acquired through the issuance of debt and the respective depreciation and interest expense of such aircraft. The SkyWest Leasing segment also includes the activity of leasing regional jet aircraft and spare engines to third parties and other activities. The SkyWest Leasing segment's total assets and capital expenditures include new aircraft acquired through the issuance of debt and assets leased to third parties. Additionally, aircraft removed from SkyWest Airlines' operations and held for sale are included in the SkyWest Leasing segment.

The following represents the Company's segment data for the years ended December 31, 2023, 2022, and 2021 (in thousands).

	Year ended December 31, 2023		
	SkyWest Airlines and SWC	SkyWest Leasing	Consolidated
Operating revenues [1]	$ 2,392,174	$ 543,258	$ 2,935,432
Operating expense	2,566,946	264,417	2,831,363
Depreciation and amortization expense	149,264	233,851	383,115
Interest expense	17,053	113,877	130,930
Segment profit (loss) [2]	(191,825)	164,964	(26,861)
Total assets (as of December 31, 2023)	2,537,834	4,488,459	7,026,293
Capital expenditures (including non-cash)	113,783	150,126	263,909

	Year ended December 31, 2022		
	SkyWest Airlines and SWC	SkyWest Leasing	Consolidated
Operating revenues [1]	$ 2,492,318	$ 512,607	$ 3,004,925
Operating expense	2,525,076	298,687	2,823,763
Depreciation and amortization expense	182,475	212,077	394,552
Interest expense	12,805	114,278	127,083
Segment profit (loss) [2]	(45,563)	99,642	54,079
Total assets (as of December 31, 2022)	2,977,804	4,436,749	7,414,553
Capital expenditures (including non-cash)	82,891	579,426	662,317

	Year ended December 31, 2021		
	SkyWest Airlines and SWC	SkyWest Leasing	Consolidated
Operating revenues [1]	$ 2,192,432	$ 521,059	$ 2,713,491
Operating expense	2,177,524	260,100	2,437,624
Depreciation and amortization expense	210,281	229,917	440,198
Special items - impairment charges	84,592	—	84,592
Interest expense	13,360	109,762	123,122
Segment profit [2]	1,548	151,197	152,745
Total assets (as of December 31, 2021)	2,957,745	4,168,202	7,125,947
Capital expenditures (including non-cash)	128,712	438,325	567,037

[1] Prorate revenue and airport customer service revenue are reflected in the SkyWest Airlines and SWC segment.
[2] Segment profit (loss) is equal to operating income less interest expense.

(3) Long-term Debt

Long-term debt consisted of the following as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Notes payable to banks, due in quarterly installments, plus interest at 2.33% to 5.95% through 2035, secured by aircraft	$ 2,302,578	$ 2,604,058
Notes payable to banks, due in monthly or semi-annual installments, plus interest at 2.68% to 5.94% through 2032, secured by aircraft and engines	527,092	604,613
Notes payable to U.S. Government, interest due quarterly at 1.00% through 2025 and based on SOFR plus 2.0% from 2025 through 2031, unsecured	200,640	200,640
Long-term debt	3,030,310	3,409,311
Current portion of long-term debt	(447,534)	(442,360)
Less long-term portion of unamortized debt issue cost, net	(20,593)	(25,179)
Long-term debt, net of current maturities and debt issue costs	$ 2,562,183	$ 2,941,772
Current portion of long-term debt	$ 447,534	$ 442,360
Less current portion of unamortized debt issue cost, net	(3,665)	(3,858)
Current portion of long-term debt, net of debt issue costs	$ 443,869	$ 438,502

As of December 31, 2023 and 2022, the Company had $3.0 billion and $3.4 billion, respectively, of total long-term debt. The average effective interest rate on the Company's debt was approximately 4.1% and 4.0% at December 31, 2023 and 2022, respectively.

During 2023, the Company took delivery of two new E175 aircraft that the Company financed through $44.7 million of long-term debt. The debt associated with the two E175 aircraft has 12-year terms, is due in quarterly installments, and is secured by the E175 aircraft.

During 2023, the Company executed a promissory note for $25 million. The promissory note has an eight-year term, is due in monthly installments, has a fixed annual interest rates of 5.6% and is secured by spare engines.

The aggregate amounts of principal maturities of long-term debt as of December 31, 2023 were as follows (in thousands):

2024	$	447,534
2025		532,314
2026		510,625
2027		464,280
2028		292,812
Thereafter		782,745
	$	3,030,310

As of December 31, 2023 and 2022, SkyWest Airlines had a $100.0 million line of credit. The line of credit includes minimum liquidity and profitability covenants and is secured by certain assets. As of December 31, 2023 and 2022, SkyWest Airlines had no amounts outstanding under the line of credit facility. However, at December 31, 2023 and 2022, the Company had $29.2 million and $29.9 million, respectively, in letters of credit issued under the facility which reduced the amount available under the facility to $70.8 million and $70.1 million, respectively. The line of credit expires March 25, 2025 and has a variable interest rate of 3.5% plus the one month SOFR rate.

As of December 31, 2023 and 2022, the Company had $49.1 million and $59.2 million, respectively, in letters of credit and surety bonds outstanding with various banks and surety institutions.

The Company's debt agreements are not traded on an active market and are recorded at carrying value on the Company's consolidated balance sheet. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt. Debt is primarily classified as Level 2 within the fair value hierarchy. The carrying value and fair value of the Company's long-term debt as of December 31, 2023 and 2022, were as follows (in thousands):

	December 31, 2023	December 31, 2022
Carrying value	$ 3,030,310	$ 3,409,311
Fair value	$ 2,918,012	$ 3,264,704

(4) Income Taxes

The provision for income taxes includes the following components (in thousands):

	Year ended December 31,		
	2023	2022	2021
Current tax provision (benefit):			
Federal	$ 4,962	$ (7,319)	$ —
State	1,794	1,813	846
	6,756	(5,506)	846
Deferred tax provision (benefit):			
Federal	(678)	21,587	32,510
State	(111)	3,549	5,344
	(789)	25,136	37,854
Provision for income taxes	$ 5,967	$ 19,630	$ 38,700

The following is a reconciliation between a federal income tax rate of 21% and the effective tax rate which is derived by dividing the provision for income taxes by the income before the provision for income taxes (in thousands):

| | Year ended December 31, | | | | | |
	2023		2022		2021	
Computed provision (benefit) for income taxes at the statutory rate	$	8,465	$	19,442	$	31,628
Increase (decrease) in income taxes resulting from:						
State income tax provision, net of federal income tax benefit		2,056		4,295		6,247
Non-deductible expenses		3,578		546		1,007
Valuation allowance changes affecting the provision for income taxes		(1,085)		1,716		—
Excess tax benefits from share-based compensation		939		534		(92)
Change in unrecognized tax benefit		(7,556)		(7,319)		—
Other, net.		(430)		416		(90)
Provision for income taxes	$	5,967	$	19,630	$	38,700

For the year ended December 31, 2023, the Company released a $1.1 million valuation allowance related to certain deferred tax assets associated with state net operating losses with a limited carry forward period. For the year ended December 31, 2022, the Company recorded a $1.7 million valuation allowance against certain deferred tax assets associated with state net operating losses with a limited carry forward period. The decrease in the valuation allowance for 2023 was primarily based on changes in the Company's income tax projections by jurisdiction which increased the amount of deferred tax assets that are anticipated to be utilized prior to the deferred tax assets expiring.

The Company recorded a $0.9 million expense, $0.5 million expense and $0.1 million benefit from share-based compensation in 2023, 2022, and 2021, respectively, relating to ASU 2016-09 which requires excess tax benefits and deficiencies to be recognized in the income tax provision during the period stock options are exercised and stock awards vest.

The Company recorded a $7.6 million and $7.3 million tax benefit for the release of uncertain tax position under ASC Topic 740 for the years ended December 31, 2023 and December 31, 2022, respectively.

The significant components of the Company's net deferred tax assets and liabilities as of December 31, 2023 and 2022, are as follows (in thousands):

| | As of December 31, | | | |
	2023		2022	
Deferred tax assets:				
Accrued benefits	$	28,889	$	29,154
Net operating loss carryforward		130,478		186,517
Aircraft credits		93,189		77,962
Deferred revenue		91,809		35,385
Operating lease liabilities		21,207		39,209
Interest deduction limitation		11,563		26,469
Accrued reserves and other		64,971		49,972
Total deferred tax assets		442,106		444,668
Valuation allowance		(630)		(1,716)
Deferred tax liabilities:				
Accelerated depreciation		(1,108,042)		(1,094,538)
Operating lease right-of-use assets		(21,034)		(35,474)
Total deferred tax liabilities		(1,129,076)		(1,130,012)
Net deferred tax liability	$	(687,600)	$	(687,060)

The Company's deferred tax liabilities were primarily generated through accelerated depreciation, combined with shorter depreciable tax lives, allowed under the IRS tax code for purchased aircraft and support equipment compared to the Company's depreciation policy under GAAP for such assets (see Note 1, "Nature of Operations and Summary of Significant Accounting Policies").

At December 31, 2023 and 2022, the Company had federal net operating losses of approximately $566.3 million and $817.4 million and state net operating losses of approximately $316.2 million and $380.6 million, respectively. The estimated effective tax rate applicable to the federal and state net operating losses at December 31, 2023, was 21.0% and 3.45%, respectively. The Company anticipates that the federal and state net operating losses will start to expire in 2035 and 2024, respectively. The Company has no ongoing federal or state examinations. Federal tax years 2020, 2021 and 2022 are open to examination.

Under ASC Topic 740, the accounting guidance related to uncertainty in tax positions requires that the impact of a tax position be recognized in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2023, 2022, and 2021 is as follows (in thousands):

	Year ended December 31,		
	2023	**2022**	**2021**
Unrecognized tax benefits at the beginning of year	$ 8,210	$ 15,529	$ 14,980
Gross increases - current year tax positions	—	—	—
Gross increases - prior year tax positions	191	343	549
Gross decreases - prior year tax positions	(7,747)	(7,662)	—
Unrecognized tax benefits at end of year	$ 654	$ 8,210	$ 15,529
Interest and penalties in year-end balance	$ —	$ 607	$ 976

For the years ended December 31, 2023, 2022, and 2021, the Company recorded $191,000, $343,000, and $549,000, respectively, of interest expense related to uncertain tax positions not offset by the Company's tax attributes.

(5) Commitments and Contingencies

Self-Insurance

The Company self-insures a portion of its potential losses from claims related to workers' compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using standard industry practices and the Company's actual experience. The Company uses judgment and estimates in determining the ultimate aggregate liabilities for claims incurred in its workers' compensation liability. The Company also used assumptions in determining the workers compensation liability such as an estimation of loss payment and loss reporting development patterns. At December 31, 2023 and 2022, the Company's accrued workers' compensation liability totaled $20.6 million and $21.6 million, respectively, of which $7.3 million and $8.0 million, respectively, was short-term and included in other current liabilities. Actual results could differ from these estimates.

Legal Matters

The Company is subject to certain legal actions which it considers routine to its business activities. As of December 31, 2023, management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters was not likely to have a material adverse effect on the Company's financial position, liquidity or results of operations.

Concentration Risk and Significant Customers

The Company requires no collateral from its major airline partners or customers, but monitors the financial condition of its major airline partners. Under the majority of the Company's code-share agreements, the Company receives weekly payments from its major code-share partners that approximate a significant percentage of the compensation earned for such period. Additionally, the Company provides certain customer service functions at multiple airports for various airlines and the Company maintains a credit loss reserve based upon expected collectability of all accounts receivable. For the years ended December 31, 2023, 2022, and 2021, the Company's contractual relationships with Delta and United combined accounted for approximately 70.9%, 72.5% and 73.5%, respectively of the Company's total revenues.

Employees Under Collective Bargaining Agreements

As of December 31, 2023, the Company had approximately 13,000 employees. Although no SkyWest Airlines employees are represented by a national union, the majority of SkyWest Airline employees are covered by a written, stable and binding collective bargaining agreement under the Railway Labor Act, entered into between SkyWest Airlines and long-established labor associations, such as the SkyWest Airlines Pilot Association ("SAPA").

Aircraft Purchase Commitments

As of December 31, 2023, the Company had a purchase commitment to purchase five new E175 aircraft in 2024, eight new E175 aircraft in 2025 and eight new E175 aircraft in 2026.

Guarantees

In 2022, the Company agreed to guarantee $19.8 million of debt for a 14 CFR Part 135 air carrier. The debt is secured by the Part 135 air carrier's aircraft and engines and has a five-year term. In exchange for providing the guarantee, the Company received 6.5% of the guaranteed amount as consideration, payable in the estimated value of common stock of the Part 135 air carrier. During the year ended December 31, 2023, the Company sold all of its shares of common stock of the Part 135 air carrier and recorded a gain of $0.5 million in "Other income, net" on the Company's consolidated statements of comprehensive income. The balance of the debt under the guarantee was $17.6 million as of December 31, 2023.

In 2023, the Company agreed to guarantee up to $12.0 million of debt for an aviation school. The debt is secured by the school's aircraft and engines and has a five-year term. In exchange for providing the guarantee, the Company receives 2.0% annually of the guaranteed amount as consideration in cash. The balance of the debt under the guarantee was $4.8 million as of December 31, 2023.

The purpose of these guarantees is to help reduce the financing costs of aircraft for the third-parties in an effort to increase the potential number of commercial pilots in the Company's hiring pipeline. The Company also recorded the estimated credit loss associated with the guarantees based on publicly available historical default rates issued by a third party for companies with similar credit ratings, factoring the collateral and guarantee term.

(6) Leases

The Company leases property and equipment under operating leases. For leases with durations longer than 12 months, the Company recorded the related operating lease right-of-use asset and operating lease liability at the present value of lease payments over the term. The Company used its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Aircraft

During the year ended December 31, 2023, the Company acquired 35 CRJ aircraft under early lease buyout arrangements with the lessors for $142.4 million. The aircraft were in the Company's operating fleet when the lease buyouts occurred. As of December 31, 2023, excluding aircraft financed by the Company's major airline partners that the Company operates for them under contract, the Company leased eight aircraft under long-term lease agreements with remaining terms ranging from five to seven years. These eight aircraft are subleased to a third-party.

Airport facilities

The Company has operating leases for facility space including airport terminals, office space, cargo warehouses and maintenance facilities. The Company generally leases this space from government agencies that control the use of the various airports. The remaining lease terms for facility space vary from one month to 33 years. The Company's operating leases with lease rates that are variable based on airport operating costs, use of the facilities or other variable factors are excluded from the Company's right-of-use assets and operating lease liabilities in accordance with accounting guidance.

Leases

As of December 31, 2023, the Company's right-of-use assets were $86.7 million, the Company's current maturities of operating lease liabilities were $19.3 million, and the Company's noncurrent lease liabilities were $67.4 million. During 2023, the Company paid $31.7 million in operating leases reflected as a reduction from operating cash flows.

The table below presents lease related terms and discount rates as of December 31, 2023:

Weighted-average remaining lease term for operating leases	11 years
Weighted-average discount rate for operating leases	6.1%

The Company's lease costs for 2023, 2022 and 2021 included the following components (in thousands):

	For the year ended December 31,		
	2023	2022	2021
Operating lease cost	$ 48,169	$ 97,998	$ 89,891
Variable and short-term lease cost	2,840	1,830	4,468
Sublease income	(5,402)	(7,089)	(6,552)
Total lease cost	$ 45,607	$ 92,739	$ 87,807

As of December 31, 2023, the Company leased aircraft, airport facilities, office space, and other property and equipment under non-cancelable operating leases, which are generally on a long-term, triple-net lease basis pursuant to which the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. The Company expects that, in the normal course of business, such operating leases that expire will be renewed or replaced by other leases.

The following table summarizes future minimum rental payments required under operating leases that had initial or remaining non-cancelable lease terms as of December 31, 2023 (in thousands):

2024	$ 19,924
2025	17,503
2026	13,752
2027	12,554
2028	9,762
Thereafter	55,568
Total future minimum operating lease payments	$ 129,063

(7) Fair Value Measurements

The Company holds certain assets that are required to be measured at fair value in accordance with GAAP. The Company determined fair value of these assets based on the following three levels of inputs:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of the Company's marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

As of December 31, 2023 and 2022, the Company held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2023			
	Total	Level 1	Level 2	Level 3
Marketable Securities				
Bonds and bond funds	$ 677,074	$ —	$ 677,074	$ —
Commercial paper	9,872	—	9,872	—
	686,946	—	686,946	—
Investments in Other Companies	15,402	2,925	—	12,477
Cash and Cash Equivalents	148,277	148,277	—	—
Total Assets Measured at Fair Value	$ 850,625	$ 151,202	$ 686,946	$ 12,477

	Fair Value Measurements as of December 31, 2022			
	Total	Level 1	Level 2	Level 3
Marketable Securities				
Bonds and bond funds	$ 624,254	$ —	$ 624,254	$ —
Commercial paper	319,977	—	319,977	—
	944,231	—	944,231	—
Investments in Other Companies	21,380	7,200	—	14,180
Cash and Cash Equivalents	102,984	102,984	—	—
Total Assets Measured at Fair Value	$ 1,068,595	$ 110,184	$ 944,231	$ 14,180

The Company's "Marketable Securities" classified as Level 2 securities primarily utilize broker quotes in a non-active market for valuation of these securities. See Note 14, "Investments in Other Companies" regarding the Company's investments in other companies.

The Company did not make any significant transfers of securities between Level 1, Level 2 and Level 3 during the year ended December 31, 2023. The Company's policy regarding the recording of transfers between levels is to record any such transfers at the end of the reporting period.

(8) Assets Held for Sale

In 2022, the Company committed to a formal plan to sell 14 CRJ700 aircraft and determined the aircraft met the criteria to be classified as assets held for sale. In connection with the classification of these assets as held for sale, the Company recorded an impairment loss of $51.4 million, which is included in "Other operating expenses" on the Company's consolidated statements of comprehensive income and in the SkyWest Leasing segment for the year ended December 31, 2022.

During 2023, the Company recorded a $2.3 million loss related to changes in the fair value of the 14 aircraft held for sale which is included in "Other operating expenses" on the Company's consolidated statements of comprehensive income and in the SkyWest Leasing segment for the year ended December 31, 2023. The Company presented the $54.3 million of assets held for sale at the lower of their current carrying value or their fair market value less costs to sell and included the amount in "Other current assets" on the Company's consolidated balance sheet. The fair values were based upon observable and unobservable inputs, including a third-party valuation, market trends and condition of the airframes and engines. The assumptions used to determine the fair value of the assets held for sale are subject to inherent uncertainty and could produce a wide range of outcomes which the Company will continue to monitor in future periods as new information becomes available. Prior to the ultimate sale of the assets, subsequent changes in the estimate of the fair value of the assets held for sale will be recorded as a gain or loss with a corresponding adjustment to the assets' carrying value.

(9) Special Items

During 2021, the Company recorded a non-cash impairment charge of $84.6 million to write-down certain CRJ900 aircraft to their estimated fair value. In 2021, the Company evaluated its CRJ900 fleet and related CRJ900 assets for impairment. Pursuant to ASC 360-10, "Impairment and Disposal of Long-Lived Assets," the Company determined that the asset group for the CRJ900 aircraft existed at the major airline partner level. A recoverability test was performed utilizing estimated undiscounted future cash flows for the CRJ900 aircraft pursuant to applicable capacity purchase agreement terms and forecasted cash flow including the estimated value the Company would realize upon disposal of aircraft. This was compared to the carrying value of the related assets resulting in a cash flow deficiency indicating that an impairment existed. The impairment analysis required the Company to perform an assessment of the fair value of its long-lived assets related to the CRJ900 aircraft within the asset groups utilized in the recoverability test. The Company engaged a third party to assist in determining the fair value of these aircraft. These values were estimated based on listed market values or recent third-party market transactions for similar assets, adjusted by the related maintenance status of the fleet. This special item impairment charge is reflected in the SkyWest Airlines operating expenses under Note 2, "Segment Reporting" for the year ended December 31, 2021.

(10) Payroll Support Programs

In 2020 and 2021, the Company entered into three Payroll Support Program Agreements with Treasury that provided certain payroll support relief payments, including the payroll support program established under the Coronavirus Aid, Relief, and Economic Security (CARES) Act ("PSP1"), the payroll support program established under the Consolidated Appropriations Act, 2021 ("PSP2") and the payroll support program established under the American Rescue Plan Act of 2021 ("PSP3"), collectively "Payroll Support Programs". The relief payments were conditioned on the Company's agreement to, among other things, refrain from conducting involuntary employee layoffs or furloughs through September 30, 2021. Other conditions included restrictions on share repurchases and dividends through September 30, 2022, continuing EAS as directed by the U.S. Department of Transportation and certain limitations on executive compensation. The payments received under the payroll support programs included an amount in the form of a payroll grant and an amount in the form of an unsecured 10-year loan. In return, the Company issued to Treasury warrants to purchase shares of the Company's common stock. During the year ended December 31, 2021, the Company recorded $422.7 million of payroll grant proceeds as an offset to operating expenses. No grants were received or recognized during 2022 and 2023.

In 2020, in connection with the CARES Act, the Company entered into the Treasury Loan Agreement with Treasury ("Secured Loan") and borrowed $60.0 million under the agreement and in conjunction therewith, issued warrants to purchase shares of the Company's common stock. During 2021, the Company repaid all amounts outstanding under the secured loan with Treasury, and in connection with such repayment, terminated the Secured Loan.

See Note 11, "Capital Transactions" for further discussion on the warrants issued to Treasury.

(11) Capital Transactions

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock in one or more series without shareholder approval. No shares of preferred stock are presently outstanding. The Company's Board of Directors is authorized, without any further action by the shareholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

Stock Compensation

On May 7, 2019, the Company's shareholders approved the adoption of the SkyWest, Inc. 2019 Long-Term Incentive Plan, which provides for the issuance of up to 4,500,000 shares of common stock to the Company's directors, employees, consultants and advisors (the "2019 Incentive Plan"). The 2019 Incentive Plan provides for awards in the form of options to acquire shares of common stock, stock appreciation rights, restricted stock grants, restricted stock units and performance awards. The 2019 Incentive Plan is subject to a fungible ratio concept, such that the issuance of stock options and stock appreciation rights reduces the number of available shares under the 2019 Incentive Plan on a 1-for-1 basis, and the issuance of other awards reduces the number of available shares under the 2019 Incentive Plan on a 1.65-for-1 basis. The 2019 Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). As of December 31, 2023, the 2019 Incentive Plan had 2.6 million plan shares remaining available for future issuance, based on target for granted and unvested performance share units.

Stock Options

During the years ended December 31, 2023, 2022 and 2021, the Company did not grant any options to purchase shares of common stock to its employees. The Company had no outstanding stock options as of December 31, 2023. The following table summarizes the stock option activity for the years ended December 31, 2023, 2022 and 2021.

	2023				2022		2021	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	6,816	$ 14.78	0.1 years	$ 11.8	16,633	$ 14.62	57,653	$ 14.74
Granted	—	—			—	—	—	—
Exercised	(3,848)	14.78			(9,817)	14.52	(41,020)	14.78
Cancelled	(2,968)	14.78			—	—	—	—
Outstanding at end of year	—	$ —			6,816	$ 14.78	16,633	$ 14.62
Exercisable at December 31, 2023	—	$ —	— years	$ —				
Exercisable at December 31, 2022	6,816	$ 14.78	0.1 years	$ 11.8				

The total intrinsic value of options to acquire shares of the Company's common stock that were exercised was $0.1 million for the years ended December 31, 2023 and 2022, and $1.8 million for the year ended December 31, 2021.

Restricted Stock Units ("RSUs")

During the year ended December 31, 2023, the Company granted 127,348 restricted stock units to certain of the Company's employees under the 2019 Incentive Plan. The restricted stock units granted during the year ended December 31, 2023, have a three-year cliff-vesting period, during which the recipient must remain employed with the Company or its subsidiaries. The weighted average fair value of the restricted stock units at the date of grants made during the year ended December 31, 2023, was $18.77 per share.

71

The following table summarizes the activity of restricted stock units granted to certain Company employees for the years ended December 31, 2023, 2022, and 2021:

	Number of RSUs		Weighted-Average Grant-Date Fair Value
Non-vested RSUs outstanding at December 31, 2020	237,977	$	54.15
Granted.	44,770		44.87
Vested	(69,184)		53.41
Cancelled	(13,390)		52.28
Non-vested RSUs outstanding at December 31, 2021	200,173	$	52.45
Granted.	66,680		32.86
Vested	(86,534)		48.69
Cancelled	(20,297)		44.91
Non-vested RSUs outstanding at December 31, 2022	160,022	$	47.28
Granted.	127,348		18.77
Vested	(65,283)		61.45
Cancelled	(19,175)		28.11
Non-vested RSUs outstanding at December 31, 2023	202,912	$	26.64

Performance Share Units ("PSUs")

During the year ended December 31, 2023, the Compensation Committee granted performance share units, which are performance-based restricted stock units, to certain Company employees. The PSUs have a three-year vesting period, during which the recipient must remain employed with the Company. The number of performance shares awardable from the 2023 grants can range from 0% to 250% of the original amount granted depending on the Company's performance over three one-year measurement periods against the pre-established targets. The Company's compensation expense for performance share units is based upon the projected number of performance share units estimated to be awarded at the conclusion of the performance period. During 2023, the Compensation Committee awarded 40% of the shares related to the performance share grant in 2020 based on the Company's performance for the three years ended December 31, 2022, measured against the pre-established targets for the same period. This resulted in the forfeiture of 35,328 PSUs in 2023 from target related to the 2020 PSU grant. The Compensation Committee will determine the achievement of performance results and corresponding vesting of performance shares for each year's grant in 2021, 2022 and 2023 following the conclusion of the respective performance period. At the end of each performance period, the number of shares awarded can range from 0% to 250% of the original target amount for performance share units granted in 2023, 2022 and 2021.

The following table summarizes the activity of PSUs for the years ended December 31, 2023, 2022 and 2021. The number of PSUs granted in the table reflects target performance for the grant in each respective year. The number of achieved PSUs (at, above, or below target) are reflected in the year the performance is certified by the Board, as indicated in the table:

	Number of PSUs	Weighted-Average Grant-Date Fair Value	
Non-vested PSUs outstanding at December 31, 2020	196,609	$	54.17
Granted.	157,210		44.87
PSUs forfeited from the 2018 grant due to performance	(11,392)		53.41
Vested	(45,644)		53.41
Cancelled	(3,991)		53.30
Non-vested PSUs outstanding at December 31, 2021	292,792	$	49.39
Granted.	225,345		32.73
PSUs forfeited from the 2019 grant due to performance	(45,695)		48.87
Vested	(30,480)		48.87
Cancelled	(13,032)		41.81
Non-vested PSUs outstanding at December 31, 2022	428,930	$	40.96
Granted.	391,810		18.65
PSUs forfeited from the 2020 grant due to performance	(35,328)		61.45
Vested	(23,528)		61.45
Cancelled	(2,154)		48.07
Non-vested PSUs outstanding at December 31, 2023	759,730	$	27.85

During the years ended December 31, 2023, 2022 and 2021, the Company granted fully-vested shares of common stock to the Company's directors in the amounts of 37,534, 24,423 and 21,175 shares, respectively, with a weighted average grant-date fair value of $18.65, $32.86 and $44.87 respectively. During the years ended December 31, 2023, 2022 and 2021, the Company recorded equity-based compensation expense of $17.1 million, $9.2 million and $8.7 million, respectively.

As of December 31, 2023, the Company had $22.1 million of total unrecognized compensation cost related to non-vested restricted stock grants and non-vested performance stock units. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures and estimates of the Company's future performance for unvested performance share units. The Company expects to recognize this cost over a weighted average period of 1.7 years.

Taxes

The Company's treatment of stock option grants of non-qualified options, restricted stock units and performance shares results in the creation of a deferred tax asset, which is a temporary difference, until the time that the option is exercised or the restrictions lapse.

Warrants

In 2020 and 2021, the Company issued to Treasury warrants to purchase shares of the Company's common stock under the Payroll Support Programs and Secured Loan. The warrants have a five-year term from the date of issuance. The weighted average grant-date fair value of these warrants was estimated using the Black-Scholes option pricing model. The Company did not issue any warrants for the years ended December 31, 2023 and 2022.

The following table summarizes the warrants issued under the payroll support programs and secured loan facility:

	Number of Warrants	Exercise Price	Weighted Average Grant-Date Fair Value
PSP1	370,720	$ 28.38	$ 13.57
Secured Loan	211,416	$ 28.38	$ 15.22
PSP2	124,773	$ 40.41	$ 32.52
PSP3	78,317	$ 57.47	$ 22.31
Total	785,226		

(12) Retirement Plans and Employee Stock Purchase Plans

SkyWest Retirement Plan

The Company sponsors the SkyWest, Inc. Employees' Retirement Plan (the "SkyWest Plan"). Subject to certain specified exceptions, all employees of the Company are eligible to participate in the SkyWest Plan. Employees may elect to make contributions to the SkyWest Plan. Generally, the Company matches 100% of such contributions up to levels ranging from 2% to 12% of compensation, based on position and years of service. Eligible employees who are SAPA pilots and SWC captains are eligible for non-elective profit sharing contributions ranging from 0% to 20%, based on position and years of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contributions to the SkyWest Plan were $59.3 million, $45.4 million and $42.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Employee Stock Purchase Plans

In May 2009, the Company's Board of Directors approved the SkyWest, Inc. 2009 Employee Stock Purchase Plan (the "2009 Stock Purchase Plan"). All employees who have completed 90 days of employment with the Company or one of its subsidiaries are eligible to participate in the 2009 Stock Purchase Plan, except employees who own five percent or more of the Company's common stock. The 2009 Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a five percent discount, through payroll deductions. Employees can contribute up to 15% of their base pay, not to exceed $25,000 each calendar year, for the purchase of shares. Shares are purchased semi-annually at a five percent discount based on the end of the period price. Employees can terminate their participation in the 2009 Stock Purchase Plan at any time upon written notice.

The following table summarizes purchases made under the 2009 Employee Stock Purchase Plans during the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,		
	2023	2022	2021
Number of shares purchased	117,350	105,606	63,962
Average price of shares purchased	$ 23.47	$ 26.66	$ 39.70

The 2009 Stock Purchase Plan is a non-compensatory plan under the accounting guidance. Therefore, no compensation expense was recorded for the years ended December 31, 2023, 2022, and 2021.

(13) Stock Repurchase

The Company's Board of Directors adopted stock repurchase programs in both February 2019 and May 2023, which authorize the Company to repurchase shares of the Company's common stock in the public market or in private transactions, from time to time, at prevailing prices. The Company's February 2019 stock repurchase program authorized up to $250.0 million for the repurchase of the Company's common stock. In May 2023, the Company's Board of Directors authorized up to $250.0 million for the repurchase of the Company's common stock, superseding the February 2019 authorization. At December 31, 2023, $90.9 million remained available under the May 2023 authorization.

During the year ended December 31, 2023, the Company repurchased 10.6 million shares of common stock for $289.1 million at a weighted average price per share of $27.30, of which $130.0 million was repurchased under the February 2019 stock repurchase program and $159.1 million was repurchased under the May 2023 stock repurchase program. The Company also recorded $2.9 million of excise tax related to the stock repurchases as Treasury Stock in the Company's Stockholders Equity for the year ended December 31, 2023. The Company did not have any stock repurchases during the years ended December 31, 2022 and 2021.

Additionally, during the years ended December 31, 2023, 2022 and 2021, the Company paid $0.6 million, $1.2 million and $1.6 million, respectively, for a net settlement of the income tax obligation on employee equity awards that vested during the applicable periods.

(14) Investments in Other Companies

Equity Method Investments

During 2019, the Company created a joint venture with Regional One, Inc. ("Regional One") and, as of December 31, 2023, has invested a total of $26.6 million for a 75% ownership interest in Aero Engines, LLC. ("Aero Engines"). The primary purpose of Aero Engines is to lease engines to third parties. Aero Engines requires unanimous approval from the Company and Regional One for all material transactions. Although the Company determined Aero Engines is a variable interest entity, Aero Engines has no primary beneficiary as the voting rights are disproportionate to the ownership rights. Accordingly, the Company accounts for its investment in Aero Engines under the equity method. The Company's exposure in its investment in Aero Engines primarily consists of the Company's portion of income or loss from Aero Engines' engine lease agreements with third parties and the Company's ownership percentage in Aero Engines' engines book value. Aero Engines had no debt outstanding as of December 31, 2023. As of December 31, 2023, the Company's investment balance in Aero Engines was $25.1 million. The Company's investment in Aero Engines has been recorded in "Other Assets" on the Company's consolidated balance sheet. The Company's portion of the income generated by Aero Engines for the year ended December 31, 2023, was $0.2 million, which is recorded in "Other income (loss), net" on the Company's consolidated statements of comprehensive income.

In December 2023, the Company invested $9.9 million for a 9.9% ownership interest in Corporate Flight Management, Inc. d/b/a Contour Airlines ("Contour"), a 14 CFR Part 135 air carrier. The Company holds one of five seats, or 20%, on Contour's board of directors. The Contour arrangement also includes an asset provisioning agreement under which the Company will provide CRJ airframes, engines and rotable parts to Contour. Subsequent to December 31, 2023, the Company increased its investment in Contour to $25.0 million for a 25.0% ownership interest. The Company accounts for its investment in Contour under the equity method where the investment is reported at cost and adjusted each period for the Company's share of Contour's income or loss, recorded on a one quarter lag. Accordingly, no income or loss was recorded associated with the Company's equity investment in Contour during the year ended December 31, 2023. As of December 31, 2023, the Company's investment balance in Contour of $9.9 million was recorded in "Other Assets" on the Company's consolidated balance sheet.

The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable.

Fair Value Method Investment

In 2021, the Company entered into a strategic partnership with Eve UAM ("Eve"), to develop a network of deployment for Eve's eVTOL aircraft. The Company signed a non-binding letter of intent to purchase 100 eVTOL aircraft.

In 2022, the Company acquired 1,000,000 shares of common stock of Eve and a warrant giving the Company the right to acquire 1,500,000 shares of common stock of Eve at an exercise price of $0.01 per share. The Company also received a put option from an Eve shareholder for the 1,000,000 shares of common stock of Eve payable in aircraft parts credits. The intent of the put option is to reduce the Company's investment risk in Eve, and the put option expires in December 2031. The Company is restricted from selling the shares underlying the warrant until May 2025, and the warrant expires in May 2032. The Company acquired the shares of common stock, warrant and put option (collectively the "Eve Investments") for $10.0 million. The Company evaluated the Eve Investments under ASC Topic 321, "Investments – Equity Securities" and ASC Topic 815, "Derivatives and Hedging," and recorded the Eve Investments based on their pro rata share of the consideration paid using the fair value of the Eve Investments on the acquisition date, with subsequent changes in the fair value reported in earnings. During the year ended December 31, 2023, the Company sold 600,411 shares of common stock of Eve, which concurrently forfeited the 600,411 shares subject to the put option from the Eve shareholder.

The shares of common stock of Eve are classified as Level 1 within the fair value hierarchy as Eve stock is actively traded on the New York Stock Exchange, and the value is determined using quoted market prices for the equity security. The warrant and put option are classified as Level 3 within the fair value hierarchy ("Eve Level 3 Investments"), and the Company used the Black Scholes Option Pricing Model to determine the estimated fair market value of the Eve Level 3 Investments, including an expected volatility of 52%, which is a significant unobservable input that was derived from historical volatility of comparable companies.

The table below shows the reconciliation of the Eve Level 3 Investments (in thousands):

Eve Level 3 Investments:

Balance at December 31, 2021	$	—
Purchases		6,551
Unrealized gains		7,629
Balance at December 31, 2022	$	14,180
Purchases		—
Realized loss on forfeiture of put options		(827)
Unrealized loss		(876)
Balance at December 31, 2023	$	12,477

The Company recognized a realized gain of $2.1 million from the sale of the Eve shares, net of the forfeited put options, and unrealized losses of $3.1 million related to the Eve Investments, both were included in "Other income (loss), net" on the Company's consolidated statements of comprehensive income for the year ended December 31, 2023. As of December 31, 2023, the fair value of the Eve Investments was $15.4 million and was recorded in "Other Assets" on the Company's consolidated balance sheet.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of our disclosure controls and procedures, which have been designed to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported accurately and within the time periods specified in the SEC rules and forms. Our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2023, those controls and procedures were effective to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control

During the most recently completed fiscal quarter, we did not make any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on that evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by Ernst & Young LLP ("Ernst & Young"), the independent registered public accounting firm who also has audited our Consolidated Financial Statements included in this Report. Ernst & Young's report on our internal control over financial reporting appears on the following page.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SkyWest, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited SkyWest, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, SkyWest, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)2 and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Salt Lake City, Utah

February 15, 2024

ITEM 9B. OTHER INFORMATION

During the three months and year ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Items 10, 11, 12, 13 and 14 in Part III of this Report are incorporated herein by reference to our definitive proxy statement for our 2024 Annual Meeting of Shareholders scheduled for May 7, 2024. We intend to file our definitive proxy statement with the SEC not later than 120 days after December 31, 2023, pursuant to Regulation 14A of the Exchange Act.

		Headings in Proxy Statement
ITEM 10.	**DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**	"Election of Directors," "Executive Officers," "Corporate Governance," "Meetings and Committees of the Board" and "Delinquent Section 16(a) Reports"
ITEM 11.	**EXECUTIVE COMPENSATION**	"Corporate Governance," "Meetings and Committees of the Board," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," "Director Compensation" and "Director Summary Compensation Table"
ITEM 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**	"Security Ownership of Certain Beneficial Owners" and "Securities Authorized for Issuance Under Equity Compensation Plans"
ITEM 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**	"Certain Relationships and Related Transactions"
ITEM 14.	**PRINCIPAL ACCOUNTANT FEES AND SERVICES**	"Fees Paid to Independent Registered Public Accounting Firm"

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Documents Filed:

1.   Financial Statements: Report of Independent Registered Public Accounting Firm (PCAOB ID: 42), Consolidated Balance Sheets as of December 31, 2023 and 2022, Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021, Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021, Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023, 2022, 2021, and 2020 and Notes to Consolidated Financial Statements.

2.   Financial Statement Schedule. The following consolidated financial statement schedule of our company is included in this Item 15.

- Schedule II—Valuation and qualifying accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

(b)   Exhibits

Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	File Number
3.1	Restated Articles of Incorporation	S-3	November 18, 2005	3.1	333-129831
3.2	Amended and Restated Bylaws	10-K	February 24, 2012	3.2	
4.1	Specimen of Common Stock Certificate	S-3	July 28, 2000	4.1	333-42508
4.2	Warrant Agreement, dated as of April 23, 2020, by and between SkyWest, Inc. and the United States Department of the Treasury	10-Q	August 7, 2020	4.1	
4.3	Form of Warrant (incorporated by reference to Annex B of Exhibit 4.2)	10-Q	August 7, 2020	4.2	
4.4	Warrant Agreement, dated as of September 29, 2020, by and between SkyWest, Inc. and the United States Department of the Treasury	10-Q	November 5, 2020	4.1	
4.5	Form of Warrant (incorporated by reference to Annex B of Exhibit 4.4)	10-Q	November 5, 2020	4.2	
4.6	Warrant Agreement, dated as of January 15, 2021, by and between SkyWest, Inc. and the United States Department of the Treasury	10-K	February 22, 2021	4.6	
4.7	Form of Warrant (incorporated by reference to Annex B of Exhibit 4.6)	10-K	February 22, 2021	4.7	
4.8	Warrant Agreement, dated as of April 23, 2021, by and between SkyWest, Inc. and the United States Department of the Treasury	10-Q	May 6, 2021	4.3	
4.9	Form of Warrant (incorporated by reference to Annex B of Exhibit 4.8)	10-Q	May 6, 2021	4.4	
4.10	Description of Registered Securities	10-K	February 18, 2020	4.2	
*10.1	Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between SkyWest Airlines, Inc. and Delta Air Lines, Inc.	8-K/A	February 21, 2006	1.1	
*10.2	United Express Agreement dated July 31, 2003, between United Air Lines, Inc., and SkyWest Airlines, Inc.	10-Q	November 14, 2003	10.1	
10.3	Lease Agreement dated December 1, 1989 between Salt Lake City Corporation and SkyWest Airlines, Inc.	10-K	March 31, 1992	(1)	
10.4	Master Purchase Agreement dated November 7, 2000 between Bombardier, Inc. and SkyWest Airlines, Inc.	10-Q	February 13, 2001	10.1	
*10.5	Supplement to Master Purchase Agreement dated November 7, 2000 between Bombardier, Inc. and SkyWest Airlines, Inc.	10-Q	November 14, 2003	10.2	
+10.6	SkyWest, Inc. 2002 Deferred Compensation Plan, as amended and restated, effective January 1, 2008	10-K	February 23, 2009	10.12	

Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	File Number
+10.7	First Amendment to the Amended and Restated SkyWest, Inc. 2002 Deferred Compensation Plan	10-K	February 23, 2009	10.12(A)	
+10.8	SkyWest, Inc. 2009 Employee Stock Purchase Plan	10-K	February 23, 2009	10.14	
+10.9	SkyWest, Inc. 2010 Long-Term Incentive Plan	Schedule 14A	March 12, 2010	Appendix A	
+10.10	Form of Restricted Stock Unit Award Agreement	10-K	February 27, 2017	10.11	
+10.11	Form of Performance Share Award Agreement	10-K	February 27, 2017	10.12	
*10.12	Aircraft Purchase Agreement, dated December 7, 2012, between Mitsubishi Aircraft Corporation and SkyWest, Inc.	8-K/A	June 25, 2013	10.1	
*10.13	Letter Agreement dated December 7, 2012, between Mitsubishi Aircraft Corporation and SkyWest, Inc.	8-K/A	June 25, 2013	10.2	
*10.14	Purchase Agreement COM0028-13, between Embraer S.A. and SkyWest Inc. dated February 15, 2013	10-Q/A	November 4, 2013	10.1	
+10.15	SkyWest, Inc. 2019 Long-Term Incentive Plan	Schedule 14A	March 22, 2019	Appendix B	
10.16	Payroll Support Program Agreement, dated of April 23, 2020, by and between SkyWest Airlines, Inc. and the United States Department of the Treasury	10-Q	August 7, 2020	10.1	
10.17	Promissory Note, dated as of April 23, 2020, issued by SkyWest Airlines, Inc. to the United States Department of the Treasury and guaranteed by SkyWest, Inc.	10-Q	August 7, 2020	10.2	
**10.18	Restatement Agreement to the Loan and Guarantee Agreement, dated of October 28, 2020, by and among SkyWest Airlines, Inc., the United States Department of the Treasury and the Bank of New York Mellon	10-Q	November 5, 2020	10.2	
10.19	Amendment to Loan and Guarantee Agreement, dated as of January 15, 2021, by and among SkyWest Airlines, Inc., the United States Department of the Treasury and the Bank of New York Mellon.	10-K	February 22, 2021	10.23	
10.20	Payroll Support Program Extension Agreement, dated as of January 15, 2021, by and between SkyWest Airlines, Inc. and the United States Department of the Treasury	10-K	February 22, 2021	10.24	
10.21	Promissory Note, dated as of January 15, 2021, issued by SkyWest Airlines, Inc. to the United States Department of the Treasury and guaranteed by SkyWest, Inc.	10-K	February 22, 2021	10.25	
10.22	Payroll Support Program 3 Agreement, dated as of April 23, 2021, by and between SkyWest Airlines, Inc. and the United States Department of the Treasury	10-Q	May 6, 2021	10.4	

Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	File Number
10.23	Promissory Note, dated as of April 23, 2021, issued by SkyWest Airlines, Inc. to the United States Department of the Treasury and guaranteed by SkyWest, Inc.	10-Q	May 6, 2021	10.5	
10.24	Form of Indemnification Agreement			Filed herewith	
21.1	Subsidiaries of the Registrant	10-K	February 22, 2021	21.1	
23.1	Consent of Independent Registered Public Accounting Firm			Filed herewith	
31.1	Certification of Chief Executive Officer			Filed herewith	
31.2	Certification of Chief Financial Officer			Filed herewith	
32.1	Certification of Chief Executive Officer			Filed herewith	
32.2	Certification of Chief Financial Officer			Filed herewith	
97	Policy for Recovery of Erroneously Awarded Compensation			Filed herewith	
101	The following financial statements from the SkyWest Inc. Annual Report on Form 10-K for the year ended December 31, 2021, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags			Filed herewith	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)			Filed herewith	

---

*   Certain portions of this exhibit have been omitted pursuant to Rule 24b-2 and are subject to a confidential treatment request.

**   Pursuant to Item 601(a)(5) of Regulation S-K promulgated by the Securities and Exchange Commission, certain exhibits and schedules to this agreement have been omitted. Such exhibits and schedules are described in the referenced agreement. The Company hereby agrees to furnish to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits or schedules.

+   Management compensatory plan or arrangement.

(1)   Exhibit is not available on the SEC's website as it was filed in paper and predates EDGAR.

ITEM 16. FORM 10-K SUMMARY

None.

SKYWEST, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2023, 2022 and 2021
(Dollars in thousands)

Description	Balance at Beginning of Year		Additions Charged to Costs and Expenses		Deductions		Balance at End of Year	
Year Ended December 31, 2023								
Allowance for inventory obsolescence	$	24,206	$	1,883	$	—	$	26,089
Allowance for credit losses		37,385		—		(18,686)		18,699
	$	61,591	$	1,883	$	(18,686)	$	44,788
Year Ended December 31, 2022								
Allowance for inventory obsolescence	$	22,956	$	1,250	$	—	$	24,206
Allowance for credit losses		41,976		—		(4,591)		37,385
	$	64,932	$	1,250	$	(4,591)	$	61,591
Year Ended December 31, 2021								
Allowance for inventory obsolescence	$	19,676	$	3,280	$	—	$	22,956
Allowance for credit losses		46,225		—		(4,249)		41,976
	$	65,901	$	3,280	$	(4,249)	$	64,932

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K for the year ended December 31, 2023, to be signed on its behalf by the undersigned, thereunto duly authorized, on February 15, 2024.

SKYWEST, INC.

By: /s/ ROBERT J. SIMMONS

Robert J. Simmons
Chief Financial Officer

ADDITIONAL SIGNATURES

Pursuant to the requirement of the Securities Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacities	Date
/s/ JERRY C. ATKIN Jerry C. Atkin	Chairman of the Board	February 15, 2024
/s/ RUSSELL A. CHILDS Russell A. Childs	Chief Executive Officer and President (Principal Executive Officer) and Director	February 15, 2024
/s/ ROBERT J. SIMMONS Robert J. Simmons	Chief Financial Officer (Principal Financial Officer)	February 15, 2024
/s/ ERIC J. WOODWARD Eric J. Woodward	Chief Accounting Officer (Principal Accounting Officer)	February 15, 2024
/s/ JAMES L. WELCH James L. Welch	Lead Director	February 15, 2024
/s/ SMITA CONJEEVARAM Smita Conjeevaram	Director	February 15, 2024
/s/ MEREDITH S. MADDEN Meredith S. Madden	Director	February 15, 2024
/s/ RONALD J. MITTELSTAEDT Ronald J. Mittelstaedt	Director	February 15, 2024
/s/ ANDREW C. ROBERTS Andrew C. Roberts	Director	February 15, 2024
/s/ KEITH E. SMITH Keith E. Smith	Director	February 15, 2024

SkyWest, Inc.
444 South River Road　●　St. George, UT 84790

March 26, 2024

Dear Shareholder:

      You are invited to attend the virtual Annual Meeting of Shareholders of SkyWest, Inc. scheduled to be held at 10:00 a.m., Mountain Daylight Time on Tuesday, May 7, 2024. Shareholders can access, participate in, and vote at the virtual Annual Meeting at http://www.virtualshareholdermeeting.com/SKYW2024 by using the 16-digit control number included on the proxy card and the instructions accompanying the proxy materials.

      The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items to be considered and acted upon by shareholders.

      Your vote is very important. Whether you plan to attend the virtual Annual Meeting or not, we urge you to vote your shares as soon as possible. This will ensure representation of your shares at the Annual Meeting if you are unable to virtually attend.

      We are pleased to make these proxy materials available over the Internet, which we believe increases the efficiency and reduces the expense of our annual meeting process. As a result, we are mailing to shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of paper copies of these proxy materials and our 2023 Annual Report. The Notice contains instructions on how to access those documents over the Internet or request that a full set of printed materials be sent to you. The Notice also gives instructions on how to vote your shares.

      We look forward to your attendance at the virtual Annual Meeting.

Sincerely,

Jerry C. Atkin

Jerry C. Atkin
Board Chair

SkyWest, Inc.
444 South River Road ● St. George, UT 84790

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
OF SKYWEST, INC.

Date: Tuesday, May 7, 2024

Time: 10:00 a.m., Mountain Daylight Time (MDT)

Place: http://www.virtualshareholdermeeting.com/SKYW2024

Agenda: At the virtual Annual Meeting, shareholders will be asked to vote on the following proposals:

1. Election of seven directors of SkyWest, Inc. (the "*Company*"), to serve until the next Annual Meeting of the Company's shareholders and until their successors are duly elected and qualified;
2. Advisory vote on the Company's named executive officers compensation;
3. Approval of the SkyWest, Inc. Amended and Restated 2019 Long-Term Incentive Plan;
4. Ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024;
5. The shareholder proposal described in this proxy statement, if properly presented at the Annual Meeting; and
6. Transaction of such other business that may properly come before the Annual Meeting and any adjournment thereof.

Who Can Vote: Shareholders at the close of business on March 7, 2024.

How You Can Vote: Shareholders may vote during the Annual Meeting, or in advance over the Internet, by telephone, or by mail.

By authorization of the Board of Directors,

[signature: Jerry C. Atkin]

Jerry C. Atkin
Board Chair

March 26, 2024

**Proxy Statement for the
Annual Meeting of Shareholders of
SKYWEST, INC.**

To Be Held on Tuesday, May 7, 2024

TABLE OF CONTENTS


PROXY STATEMENT
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
OF

SKYWEST, INC.

TUESDAY, MAY 7, 2024

OVERVIEW


Solicitation

This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card and the Annual Report to Shareholders of SkyWest, Inc. (the "Company" or "SkyWest") are being mailed on or about March 26, 2024. The Board of Directors of the Company (the "Board") is soliciting your proxy to vote your shares at the Annual Meeting of the Company's Shareholders to be held on May 7, 2024 at 10:00 a.m., Mountain Daylight Time (the "Meeting"). The Meeting will be held virtually at http://www.virtualshareholdermeeting.com/SKYW2024. The Board is soliciting your proxy in an effort to give all shareholders of record the opportunity to vote on matters that will be presented at the Meeting. This Proxy Statement provides information to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. You are giving the individuals appointed by the Board as proxies (Russell A. Childs and Robert J. Simmons) the authority to vote your shares in the manner you indicate.

Why did I receive more than one notice?

You may receive multiple notices if you hold your shares in different ways (e.g., joint tenancy, trusts, or custodial accounts) or in multiple accounts. If your shares are held by a broker (i.e., in "street name"), you will receive your notice or other voting information from your broker. In any case, you should vote for each notice you receive.

Voting Information

Who is qualified to vote?

You are qualified to receive notice of and to vote at the Meeting if you owned shares of common stock of SkyWest (the "Common Stock") at the close of business on the record date of Thursday, March 7, 2024.

How many shares of Common Stock may vote at the Meeting?

As of March 7, 2024, there were 40,363,370 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter presented at the Meeting.

What is the difference between a "shareholder of record" and a "street name" holder?

If your shares are registered directly in your name with Zions First National Bank, the Company's transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

How can I vote at the Meeting?

You may vote during the Meeting by virtually attending the Meeting via the Internet at http://www.virtualshareholdermeeting.com/SKYW2024 and following the instructions there. You may also vote in advance over the Internet, or by telephone, or you may request a complete set of traditional proxy materials and vote your proxy by mail. To vote your proxy in advance of the Meeting using the Internet or telephone, see the instructions on the proxy form and have the proxy form available when you access the Internet website or place your telephone call. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the instructions on the card.

How do I attend the virtual Meeting?

Shareholders of record as of March 7, 2024 will be able to attend and participate in the virtual Meeting by accessing http://www.virtualshareholdermeeting.com/SKYW2024 and following the instructions there. To join the Meeting, you will need to have your 16-digit control number which is included on your notice or your proxy card (if you received a printed copy of the proxy materials).

Even if you plan to attend the Meeting, we recommend that you also vote by proxy as described herein so that your vote will be counted if you subsequently decide not to attend the Meeting.

Access to the Audio Webcast of the Meeting. The live audio webcast of the Meeting will begin promptly at 10:00 a.m., Mountain Daylight Time on May 7, 2024. We encourage shareholders to access the meeting website prior to the start time. Online access to the audio webcast will open approximately 15 minutes prior to the start of the virtual Meeting to allow time for you to log in and test the computer audio system.

Log in Procedures. To attend the virtual Meeting, visit http://www.virtualshareholdermeeting.com/SKYW2024 to log in. Shareholders will need their unique 16-digit control number which appears on your notice (printed in the box and marked by the arrow) and the instructions that accompanied the proxy materials. In the event that you do not have a control number, please contact your broker, bank, or other agent as soon as possible and no later than April 23, 2024, so that you can be provided with a control number and gain access to the Meeting.

Technical Assistance. Beginning 15 minutes prior to the start of and during the virtual Meeting, we will have technicians ready to assist shareholders with any technical difficulties they may have accessing or hearing the Meeting. If you encounter any difficulties accessing the virtual Meeting during the check-in or meeting time, please call the technical support number available on the shareholder login site.

How do I submit questions for the Meeting?

If you wish to submit questions for the Meeting, you may do so until 11:59 p.m. Mountain Daylight Time on May 2, 2024, by logging into www.proxyvote.com and entering your control number included on your proxy materials. Once past the login screen, click on "Question for Management," type in your question and click "Submit."

Questions pertinent to meeting matters will be answered during the question and answer period immediately following the formal business portion of the Meeting. In order to give as many shareholders as possible the opportunity to ask questions, each shareholder will be limited to one question. Questions regarding personal matters, such as employment or service-related issues, or other matters not deemed pertinent to meeting matters or otherwise suitable for discussion at the meeting (in the discretion of the presiding officer at the meeting) will not be answered. Any questions suitable for discussion at the meeting that cannot be answered during the Meeting due to time constraints will be addressed after the meeting in the Investor Relations section of our website, *inc.skywest.com*. The questions and answers will be available as soon as practical after the Meeting and will remain available until two weeks after posting.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Proposal 1—**FOR** the election of all seven nominees for director.

Proposal 2—**FOR** the non-binding resolution to approve the compensation of the Company's named executive officers.

Proposal 3—**FOR** the approval of the SkyWest, Inc. amended and restated 2019 Long-Term Incentive Plan.

Proposal 4—**FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024.

Proposal 5—**AGAINST** the shareholder proposal described in this proxy statement.

What are my choices when voting?

Proposal 1—You may cast your vote in favor of up to seven individual director nominees. You may vote for less than seven director nominees if you choose. You may also abstain from voting.

Proposals 2, 3, 4 and 5—You may cast your vote in favor of or against each proposal. You may also abstain from voting.

How will my shares be voted if I do not specify how they should be voted?

If you execute the enclosed proxy card without indicating how you want your shares to be voted, the proxies appointed by the Board will vote as recommended by the Board and described previously in this section.

Similarly, shares represented by proxies that reflect a "broker non-vote" will be counted for purposes of determining whether a quorum exists. A broker non-vote occurs when a broker, bank or other financial institution holding shares in street name for a beneficial owner has not received instructions from the beneficial owner and does not have discretionary authority to vote the shares for a particular proposal. Under the rules of various national and regional securities exchanges, the organization that holds your shares in street name has discretionary authority to vote only on routine matters and cannot vote on non-routine matters. The only proposal at the meeting that is considered a routine matter under applicable rules is the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024. Therefore, unless you provide voting instructions to the broker, bank or other financial institution holding shares on your behalf, they will not have discretionary authority to vote your shares on any of the other proposals described in this proxy statement. Please vote your proxy or provide voting instructions to the broker, bank or other financial institution holding your shares so your vote on the other proposals will be counted.

What is the quorum requirement for the Meeting?

Under Utah law and the Company's Amended and Restated Bylaws, the holders of a majority of the votes entitled to be cast on the matter constitutes a quorum. Therefore, the holders of a majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, present in person or represented by proxy, constitute a quorum for the transaction of business at the Meeting. If you submit a properly executed proxy via the Internet or by telephone or mail, regardless of whether you abstain from voting on one or more matters, your shares will be counted as present at the Meeting for the purpose of determining a quorum. Broker non-votes will also be counted as present for the purpose of determining the presence of a quorum at the Meeting. The inspectors of election will determine whether a quorum is present and will tabulate the votes cast at the Meeting.

What vote will be required to approve each proposal?

Proposal 1 provides that, assuming a quorum is present at the Meeting, the seven director nominees who receive a majority of the votes cast with respect to his or her election will be elected as directors of the Company. This means that the number of shares voted "for" the election of a director must exceed the number of shares voted "against" the election of that director.

Proposals 2, 3, 4 and 5 will be approved if, assuming a quorum is present at the Meeting, the number of votes cast, in person or by proxy, in favor of a particular proposal exceeds the number of votes cast in opposition to the proposal. Proposal 2 is an advisory vote only, and has no binding effect on the Board or the Company.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes will be deemed as "present" at the Meeting and will be counted for quorum purposes only. Abstentions and broker non-votes, if any, will not count as a vote cast as to any director nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast. For purposes of the votes on Proposals No. 2, No. 3, No. 4 and No. 5 abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the votes on such proposals.

Can I change my vote?

You may revoke your proxy before the time of voting at the Meeting in any of the following ways:

- by mailing a revised proxy card to the Chief Financial Officer of the Company;

- by changing your vote on the Internet website;

- by using the telephone voting procedures; or

- by attending the Meeting virtually and voting during the Meeting.

Who will count the votes?

Representatives from Zions First National Bank, the Company's transfer agent, or other individuals designated by the Board, will count the votes and serve as inspectors of election. The Company anticipates using a third-party service, Broadridge Financial Solutions, Inc., to facilitate the voting process. The inspectors of election will be present at the Meeting.

Will there be a list of shareholders entitled to vote at the Meeting?

Yes, the Company will make a shareholders' list as of the close of business on March 7, 2024 available for inspection upon request at the Company's principal office at 444 South River Road, St. George, Utah 84790, beginning two business days after the date of this Proxy Statement continuing through the Meeting and any meeting adjournments thereof. Such list will also be available during the Meeting on the online portal.

Who is soliciting these proxies and who will pay the cost of this proxy solicitation?

The Company will pay the costs of soliciting proxies. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of the Common Stock. The solicitation of proxies may be supplemented by telephone, facsimile, Internet and personal solicitation by directors, officers and other employees of the Company, but no additional compensation will be paid to such individuals. The Company has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a base fee of approximately $30,000, plus out-of-pocket expenses.

How are proxy materials being delivered?

The Company is pleased to take advantage of Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the Internet. As a result, the Company is mailing to most of its shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this Proxy Statement and the Company's 2023 Annual Report to Shareholders. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of the Company's proxy materials, including this Proxy Statement, the 2023 Annual Report to Shareholders and a form of proxy card or voting instruction card. All shareholders who do not receive a Notice will receive a paper copy of the proxy materials by mail. The Company believes this process will allow it to provide its shareholders with the information they need in a more efficient manner, while reducing the environmental impact and lowering the costs of printing and distributing these proxy materials.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board currently consists of eight directors. All directors serve a one-year term and are subject to re-election each year. Jerry C. Atkin and Andrew C. Roberts are not standing for re-election at the Meeting. The Board has nominated Derek J. Leathers to stand for election as an independent director at the Meeting. As a result, the Company proposes to elect six of the eight current directors and one new director, in each case, to hold office until the 2025 Annual Meeting of Shareholders and until their successors have been elected and have qualified. The seven nominees for election at the Meeting are listed below.

- Russell A. Childs

- Smita Conjeevaram

- Derek J. Leathers

- Meredith S. Madden

- Ronald J. Mittelstaedt

- Keith E. Smith

- James L. Welch, Incoming Chair

All of the nominees (other than Mr. Leathers) are currently serving as a director of the Company, and all of the nominees have consented to be named as a nominee. Shareholders voting in person or by proxy at the virtual Meeting may only vote for seven nominees. If, prior to the Meeting, any of the nominees becomes unable to serve as a director, the Board may designate a substitute nominee. In that event, the persons named as proxies intend to vote for the substitute nominee designated by the Board.

The Board and the Nominating and Corporate Governance Committee believe that each of the following nominees possesses the experience and qualifications that directors of the Company should possess, as described in detail below, and that the experience and qualifications of each nominee compliments the experience and qualifications of the other nominees. The experience and qualifications of each nominee, including information regarding the specific experience, qualifications, attributes and skills that led the Board and its Nominating and Corporate Governance Committee to conclude that he or she should serve as a director of the Company at the present time, in light of the Company's business and structure, are set forth on the following pages.

Voting

Assuming a quorum is present at the Meeting, the seven director nominees who receive a majority of the votes cast with respect to his or her election will be elected as directors of the Company. This means that the number of shares voted "for" the election of a director must exceed the number of shares voted "against" the election of that director.

The Board Recommends That Shareholders Vote *FOR* All Seven Director Nominees.

Russell A. Childs

Age: 56   **Director Since:** 2016   **Committees:** None

Principal Occupation: Chief Executive Officer ("CEO") and President of the Company and its subsidiaries

Experience: Mr. Childs was named CEO of the Company effective January 1, 2016, and has served as President of the Company since 2014. He is responsible for the holding company's operating entities and all commercial activities. He joined the Company in 2001 and became Vice President – Controller later that year. He served as the President and Chief Operating Officer of SkyWest Airlines, Inc. ("SkyWest Airlines") from 2007 to 2014. Mr. Childs earned his bachelor's degree in Economics and master's degree in Accounting from Brigham Young University. Prior to joining the Company, Mr. Childs was a certified public accountant employed by a public accounting firm.

The Board nominated Mr. Childs, in part, because it recognizes Mr. Childs' critical role in delivering value to all Company stakeholders, as well as noting the importance of the Company's CEO serving on the Board, as he is the one closest to the Company's day-to-day operations and is able to communicate the Board's expectations, advice and encouragement to the Company's nearly 14,000 employees.

Other Directorships: Mr. Childs currently serves as Deputy Chair of the Federal Reserve Bank of San Francisco, the Intermountain Health Desert Region Board Vice Chair, the Chair of the Regional Airline Association, and the Chair of the NextGen Advisory Committee of the Federal Aviation Administration (FAA).

Smita Conjeevaram

Age: 63   **Director Since:** 2021   **Committees:** Member of the Audit Committee; Member of the Compensation Committee; Member of the Nominating & Corporate Governance Committee

Principal Occupation: Retired CFO of the Fortress Investment Group's Credit Hedge Funds

Experience: Ms. Conjeevaram holds over 25 years in finance and nearly a decade of experience at two of the Big 4 worldwide accounting firms, including PricewaterhouseCoopers LLP. In her most recent operational role, Ms. Conjeevaram served as Deputy CFO of Fortress Investment Group's Credit Funds and CFO of the Fortress Investment Group's Credit Hedge Funds.

The Board nominated Ms. Conjeevaram, in part, because of her refined global business and financial expertise, as well as her experience in growth management.

Other Directorships: Ms. Conjeevaram currently serves as a director of SS&C Technologies, Inc. (SSNC), McGrath Rentcorp (MGRC), and WisdomTree Investments, Inc. (WETF). At SSNC she is the Audit Committee Chair, at MGRC she is a member of the Audit Committee and Chair of the Nominating and Governance committee and at WETF she is the Chair of the Compensation Committee and is a member of the Nominating and Governance Committee.

Derek J. Leathers

Age: 54　　　**Director Since:** N/A　　　**Committees:** N/A

Principal Occupation: Chairman and Chief Executive Officer of Werner Enterprises, Inc. ("Werner")

Experience: Mr. Leathers has over 30 years of experience in the transportation and logistics industry, and 25 of those years have been at Werner. Throughout his tenure at Werner, Mr. Leathers has held integral executive management roles leading multiple organizational service offerings, including the establishment and development of Werner's Mexico cross-border operations, oversight for the asset operating group and leading the launch of Werner Global Logistics, which encompassed transportation management and freight movement within intermodal, ocean, air and brokerage.

Mr. Leathers holds an economics degree from Princeton University.

The Board nominated Mr. Leathers, in part, due to his experience as Chairman and Chief Executive Officer of a public company and his 30 years of experience in the transportation sector, including extensive experience working with labor.

Other Directorships: Mr. Leathers currently serves as the Chairman of Werner, as the Chairman of the American Transportation Research Institute, is on the Executive Committee for the American Trucking Associations, is on the Executive Board of the Omaha Chamber of Commerce, is on the Executive Committee for United Way of the Midlands and is a Board of Trustee for Creighton University. Mr. Leathers is also the Founder and National Director of PlaySmart, a non-profit organization that helps youth realize their academic and life potential through sports.

Meredith S. Madden

Age: 50　　　**Director Since:** 2015　　　**Committees:** Member of the Audit Committee; Member of the Compensation Committee; Member of the Safety & Compliance Committee

Principal Occupation: Chief Executive Officer

Experience: Ms. Madden was appointed CEO of NORDAM in 2011. Headquartered in Tulsa, Oklahoma, NORDAM is one of the world's premier family-owned aerospace providers of composite structures and engineered solutions, employing nearly 2,500 stakeholders across multiple facilities in North America, Europe and Asia Pacific.

Ms. Madden joined NORDAM in 1999, and progressed through a series of roles in operations, sales, and strategic market planning; vice president of Global Sales and Marketing; vice president of the Repair Group; chief operating officer, overseeing all repair and manufacturing operations in the United States, Europe and Asia; and president of NORDAM. Prior to her NORDAM career, she was a senior consultant on mergers and acquisitions, corporate recovery services and financial advisory in global finance.

Ms. Madden holds an MBA from the University of Chicago, and a Bachelor of Science in business administration and finance from the University of Notre Dame.

The Board nominated Ms. Madden, in part, because of her expertise and strategic insights related to aircraft maintenance vendor planning. Additionally, Ms. Madden has extensive expertise working with international maintenance service providers**.**

Other Directorships: Ms. Madden currently serves on the board of The NORDAM Group LLC, Tempur Sealy International, Inc. (NYSE: TPX) and is an Emeritus Member of the Board of the Smithsonian National Air and Space Museum.

Ronald J. Mittelstaedt

Age: 60   **Director Since:** 2013   **Committees:** Chair of the Compensation Committee; Member of the Nominating & Corporate Governance Committee; Member of the Safety & Compliance Committee

Principal Occupation: President and Chief Executive Officer, Director, Waste Connections, Inc. ("Waste Connections")

Experience: Mr. Mittelstaedt has served as the President and Chief Executive Officer of Waste Connections since April 2023, a company he founded in 1997. From July 2019 to April 2023, he served as Executive Chairman. He previously served as its Chair and CEO from its formation in 1997 to July 2019. He has also served as a director of Waste Connections since 1997. Under Mr. Mittelstaedt's leadership, Waste Connections has become the third largest company in the North American solid waste and recycling industry, employing more than 23,000 people nationwide, and is traded on the New York Stock Exchange and Toronto Stock Exchange. Mr. Mittelstaedt is an independent director for Pye-Barker, Inc., the largest commercial fire suppression install and maintenance company in the United States. Mr. Mittelstaedt also established the RDM Positive Impact Foundation in 2004 to improve the lives of underprivileged and at-risk children. Prior to his career in waste management, he spent three years in the air freight industry. Mr. Mittelstaedt holds a bachelor's degree in Business Economics from the University of California – Santa Barbara.

The Board nominated Mr. Mittelstaedt, in part, because of his expertise in making large capital equipment decisions, extensive experience working with diverse employee and other groups in various geographic regions and a history of developing an organizational culture of strong work ethics. Mr. Mittelstaedt also contributes to the Board his insight as an experienced CEO of a publicly traded company, which the Board has found valuable in its deliberations.

Other Directorships: Mr. Mittelstaedt currently serves on the board of Waste Connections and serves as an independent director of Pye-Barker.

Keith E. Smith

Age: 63   **Director Since:** 2013   **Committees:** Chair of the Audit Committee; Member of the Compensation Committee; Member of the Nominating & Corporate Governance Committee

Principal Occupation: President and CEO of Boyd Gaming Corporation ("Boyd Gaming")

Experience: Mr. Smith is President, CEO and a director of Boyd Gaming, one of the nation's leading casino entertainment companies, with 29 operations in 11 states and more than 15,000 employees. Mr. Smith is an industry veteran with more than 35 years of gaming experience. He joined Boyd Gaming in 1990 and held various executive positions before being promoted to Chief Operating Officer in 2001. In 2005, Mr. Smith was named President and elected as a director of Boyd Gaming and in 2008 he assumed the role of CEO. The common stock of Boyd Gaming is traded on the New York Stock Exchange.

Mr. Smith holds a bachelor's degree in Accounting from Arizona State University. He served as Chair of the Los Angeles Branch of the Federal Reserve Bank of San Francisco from 2012 to 2014. He served as Chair of the American Gaming Association and the Nevada Resort Association. He served as Vice Chair of the Las Vegas Convention and Visitors Authority from 2005 to 2011.

The Board nominated Mr. Smith, in part, due to his diverse experience in investing in financing, and managing capital assets and real properties in various geographic regions. Mr. Smith also has extensive experience in leading and directing a large group of diverse employees. Mr. Smith's accounting training and experience and his service as Chair of the Los Angeles Branch of the Federal Reserve Bank of San Francisco also enable him to provide valuable service as the Chair of the Audit Committee and to the Compensation Committee and Nominating and Corporate Governance Committee.

Other Directorships: Mr. Smith currently serves as a director of Boyd Gaming.

James L. Welch

Age: 69   **Director Since:** 2007   **Committees:** Lead Independent Director; Chair of the Nominating & Corporate Governance Committee; Member of the Audit Committee; Member of the Safety & Compliance Committee

Principal Occupation: Retired CEO of YRC Worldwide Inc. ("YRC Worldwide")

Experience: From July 2011 until his retirement in July 2018, Mr. Welch served as the CEO of YRC Worldwide, a provider of global, national and regional ground transportation services. From 2008 to July 2011, Mr. Welch served as the President and CEO of Dynamex, Inc., a provider of same-day transportation and logistics services in the United States and Canada. During 2007 and 2008, he served as Interim CEO of JHT Holdings, a holding company of multiple enterprises engaged in automotive transport and management services. From 2000 to 2007, Mr. Welch served as the President and CEO of Yellow Transportation, an international transportation services provider.

Mr. Welch holds a Bachelor of Science degree from West Texas A&M and received the Distinguished Alumni Award in 2014.

The Board nominated Mr. Welch, in part, due to his over 40 years of public company senior executive experience in the transportation sector, including extensive experience working with labor. Mr. Welch also contributes to the Board valuable practical experience in the operation of large enterprises.

Other Directorships: Mr. Welch currently also serves on the Boards of Schneider National and Stericycle.

EXECUTIVE OFFICERS

In addition to Russell A. Childs, the CEO and President of the Company, whose biographical information is set forth above, the following individuals serve as executive officers of the Company or its operating subsidiaries as of March 15, 2024.

Robert J. Simmons

Age: 61   **Title:** Chief Financial Officer

Mr. Simmons is the Chief Financial Officer of the Company and its operating subsidiary, SkyWest Airlines. He is responsible for the areas of information technology, human resources, risk management and benefits, finance, accounting, treasury and investor relations for the Company and its subsidiaries.

From 2009 until his appointment as SkyWest's Chief Financial Officer in March 2015, Mr. Simmons served as a Partner with Bendigo Partners, LLC. ("Bendigo Partners"), a privately held firm focused on technology-based financial services as private equity investors and operational consultants. In his role with Bendigo Partners, he was responsible for portfolio management. He previously served as Chief Financial Officer as well as Corporate Treasurer for E*TRADE Financial Corporation. He has more than 30 years of finance and treasury experience in various leadership positions at companies including Oracle, Iomega, and Bank of America.

Mr. Simmons holds a master's degree in business administration, with an emphasis in finance from the Kellogg Graduate School of Management at Northwestern University, and graduated magna cum laude with a bachelor's degree in international business from Brigham Young University.

Wade J. Steel

Age: 48   **Title:** Chief Commercial Officer

Mr. Steel is the Chief Commercial Officer of the Company and its operating subsidiary, SkyWest Airlines. He is responsible for the Company's contractual relationships with American Airlines, Inc. ("American"), Delta Air Lines, Inc. ("Delta"), United Airlines, Inc. ("United") and Alaska Airlines, Inc. ("Alaska"), development of new business opportunities with network airlines, financial planning, fleet management and maintenance. He also plays a vital role in the strategic planning and development opportunities of the Company.

Mr. Steel was initially employed with the Company in March 2007 as Director of Financial Planning and Analysis and was appointed to serve as Vice President – Controller for SkyWest Airlines in 2011. From May 2014 until his appointment as Chief Commercial Officer of the Company in March 2015, he served as the Executive Vice President and acting Chief Financial Officer of the Company, with responsibility for the areas of finance, treasury, investor relations and information technology for the Company and its subsidiaries. Prior to joining the Company, Mr. Steel was employed by a public accounting firm.

Mr. Steel holds bachelor's and master's degrees in accounting from Brigham Young University and is a member of the American Institute of Certified Public Accountants. He sits on the board of Contour and Saint George Regional Hospital.

Eric J. Woodward

Age: 52   **Title:** Chief Accounting Officer

Mr. Woodward is the Chief Accounting Officer of the Company and its operating subsidiary, SkyWest Airlines. He is responsible for the oversight of the Company's financial accounting practices, internal controls and reporting to the Securities and Exchange Commission.

Mr. Woodward was employed in various other capacities with the Company from April 2004 until April 2007 and served as the Company's Vice President – Controller from April 2007 until May 2011, when he was appointed to serve as Chief Accounting Officer of the Company. He is a certified public accountant and was employed by a public accounting firm prior to joining the Company.

Mr. Woodward holds a bachelor's and master's degree in accounting from the University of Utah, and is a member of the American Institute of Certified Public Accountants and Utah Association of Certified Public Accountants.

Greg S. Wooley

Age: 58   **Title:** Executive Vice President Operations

Mr. Wooley is the Executive Vice President Operations of SkyWest Airlines. He is responsible for oversight of all aspects of SkyWest Airlines' operations, including safety, flight operations, operations control center, inflight, airport operations and customer service. He also oversees SkyWest Airline's operational relationships with American, Delta, United and Alaska.

Mr. Wooley was initially employed with the Company in September 2019 as Vice President – Airport Operations until his appointment to serve as Executive Vice President Operations of SkyWest Airlines in October 2020. Prior to joining SkyWest Airlines, Mr. Wooley held various leadership positions at ExpressJet Airlines, including Vice President – Flight Operations since 2016. He has more than 26 years of aviation experience in leadership positions in airport services, in-flight and maintenance training and standards, as well as, overseeing flight operations and regulatory compliance. His years of experience make him uniquely suited for this role and have provided him with immense knowledge of the day-to-day operations of an airline.

Mr. Wooley holds a degree in aviation management.


CORPORATE GOVERNANCE


Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines and periodically reviews and ratifies those guidelines, including most recently on February 6, 2024. The Corporate Governance Guidelines can be accessed at the Company's website, *inc.skywest.com.* Please note, however, that the information contained on the Company's website is not incorporated by reference in, or considered part of, this proxy statement.

The Corporate Governance Guidelines supplement the Company's Amended and Restated Bylaws and the charters of the Board's committees. Excerpts from the principal sections of the Company's Corporate Governance Guidelines are noted below.

Director Independence

At a minimum, the Board will have a majority of directors who meet the criteria for independence as required by The Nasdaq Global Select Market.

Director Qualifications

Criteria for Membership

The Company's Nominating and Corporate Governance Committee is responsible for annually reviewing with the Board the desired skills and characteristics of directors, as well as the composition of the Board as a whole.

Terms and Limitations

All directors currently stand for election each year. The Board does not believe it should establish a limit on the number of times that a director may stand for election.

Retirement

Directors are required to submit their resignation from the Board when their term expires upon reaching the age of 75 years old. The Board will accept the resignation unless the Nominating and Corporate Governance Committee recommends otherwise, considering industry expertise and a continuation of value the Board anticipates such Director will provide to the Company. Directors generally will not be nominated for election following their 75th birthday. Jerry C. Atkin is not standing for re-election at the Meeting, after the Board accepted Mr. Atkin's offer to retire as a director and Board Chair, effective as of the date of the Meeting, submitted pursuant to this provision of the Company's Corporate Governance Guidelines after Mr. Atkin reached the age of 75.

Ownership of Company Stock

Directors are required to own shares of Common Stock having a value equal to at least five times the cash component of their annual base compensation.

Director Responsibilities

General Responsibilities

The basic responsibility of directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders.

Oversight of Management

The Board is responsible for encouraging the Company's management to effectively implement policies and strategies developed by the Board, and to provide dynamic leadership of the Company.

Board Meetings and Materials

Frequency of Meetings

The Board has four regularly scheduled meetings per year. As determined necessary by the Board and in order to address the Company's needs, special meetings of the Board, including telephonic meetings, are convened from time to time.

Meeting Responsibilities

Absent extraordinary circumstances, directors of the Company should attend all Board meetings, meetings of the committee(s) on which they serve and shareholder meetings. The Board Chair is responsible for establishing the agenda for each Board meeting. Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.

Executive Sessions of Independent Directors

The Company's independent directors meet in executive session regularly, generally quarterly. The independent directors may either choose one director annually to serve as the Lead Independent Director and to preside at all executive sessions or establish a procedure by which a Lead Independent Director will be selected. The independent directors of the Company chose Mr. James L. Welch to serve as the Lead Independent Director.

Director Compensation

The form and amount of director compensation is determined by the Board based on general principles established on the Nominating and Corporate Governance Committee's recommendation. These principles are in accordance with the policies and principles set forth in the Nominating and Corporate Governance Committee's charter and are intended to be consistent with rules established by The Nasdaq Global Select Market, including those relating to director independence and to compensation of Audit Committee members.

CEO Evaluation and Management Succession

The Nominating and Corporate Governance Committee conducts an annual review to assess the performance of the Company's CEO. The Nominating and Corporate Governance Committee communicates the results of its review to the other directors in a meeting that is not attended by the CEO. The directors of the Company, excluding the CEO, review the Nominating and Corporate Governance Committee's report to assess the CEO's leadership in the long and short term, as well as the Company's long-term succession plans.

Annual Evaluations

The Board conducts an annual evaluation to determine if the Board and its committees are functioning effectively. The Nominating and Corporate Governance Committee solicits comments from all of the Company's directors and reports annually to the Board with an assessment of the Board's performance. Each of the Board's standing committees conducts an annual evaluation to assess the performance of the applicable committee.

Review and Access to Guidelines

The Nominating and Corporate Governance Committee reviews the Company's Corporate Governance Guidelines at least annually, then, as it deems appropriate, recommends amendments to the Board.

Board Tenure and Experience

The Board recognizes that its current members have served on the Board for various tenures, with the shortest tenure of the current Board members being three years and other directors having served for more than 10 years. Additionally, Mr. Leathers, who does not currently serve as a director, has been nominated to stand for election at the Meeting. Our Board believes that the Board represents a balance of industry, technical and financial experiences, which provide effective guidance and oversight to management. Our governance policies reflect our belief that directors should not be subject to term limits. While term limits could facilitate fresh viewpoints and ideas, we believe they are offset by the disadvantage of causing the loss of directors who over a period of time have developed insight into our strategies, operations, and risks and continue to provide valuable contributions to board deliberations.

Accordingly, while director tenure is taken into consideration when making nomination decisions, the Board believes that imposing mandatory limits on director tenure would unnecessarily deprive it of the valuable contributions of its most experienced members. Nonetheless, the Board strives to add new directors to infuse new ideas and fresh perspectives in the boardroom. In the past ten years, four new directors have joined the Board, and Mr. Leathers has been nominated to stand for election at the Meeting. Additionally, Mr. Atkin is not standing for re-election at the Meeting, after the Board accepted Mr. Atkin's offer to retire as a director and Board Chair, effective as of the date of the Meeting, submitted pursuant to the Company's Corporate Governance Guidelines after Mr. Atkin reached the age of 75.

Board Diversity

The Board considers board diversity broadly, not merely with regard to race, gender, or national origin, but also with regard to general background, geographical location, differences of viewpoint, experience, education, skills and other qualities or attributes that contribute to Board diversity. The Board believes that ethnic, gender and cultural diversity among its members provides value and is important. In considering a potential new candidate, the Board considers whether the candidate would increase the Board's ethnic, gender or cultural diversity. The consideration of diversity permeates all discussions of the Nominating and Corporate Governance Committee. Additionally, on an annual basis, as part of the Board's self-evaluation process, the Board assesses whether the mix and diversity of board members is appropriate.

The following Board Diversity Matrix presents our Board diversity statistics in accordance with Nasdaq Rule 5606, as self-disclosed by our directors.

Board Diversity Matrix (As of March 26, 2024)		
Total Number of Directors Standing for Election	7	
	Female	Male
Part I: Gender Identity		
Directors	2	5
Part II: Demographic Background		
Asian	1	0
White	1	5

Board Leadership Structure and Director Independence

The Board does not have a formal policy as to whether the roles of Board Chair and CEO should be combined or separated. From 1991 until January 2016, Jerry C. Atkin served as both Board Chair and CEO of the Company. In January 2016, the Board appointed Russell A. Childs to serve as the CEO of the Company, while Mr. Atkin retained his role as Board Chair, which resulted in the separation of the roles of Board Chair and CEO. The responsibility of the CEO is to oversee the day-to-day execution of the Company's business strategy. The Board Chair is responsible for effectively leading the Board in providing oversight and direction to the Company's management. This separation of the roles of Board Chair and CEO allows for greater oversight of the Company by the Board. Currently, Mr. Atkin serves as Board Chair and Mr. Childs serves as the CEO. Mr. Atkin is not standing for re-election at the Meeting, and following the Meeting, the Board has determined that Mr. Welch will succeed Mr. Atkin as Board Chair. The Board believes that such separation allows Mr. Childs to focus his time and energy on managing the Company's business on a day-to-day basis, while having the Board Chair devote his time and attention to matters of Board oversight. Accordingly, the Board has determined that the Company's Board leadership structure is the most appropriate at this time, given the specific characteristics and circumstances of the Company.

The Company is committed to independent Board oversight. Pursuant to the Company's Corporate Governance Guidelines, all of the Company's directors (other than Messrs. Atkin and Childs) and director nominees (other than Mr. Childs), meet the standards of independence applicable to the Company. The Board has designated James L. Welch as Lead Independent Director. The Lead Independent Director is empowered to prepare agendas for and conduct meetings of the non-management directors, communicate with the Board Chair, disseminate information to the Board, and raise issues with management on behalf of the independent directors when appropriate. However, because Mr. Welch, who is an independent director, will serve as Board Chair following the Meeting, the Board therefore will no longer have a director with the title of Lead Independent Director following the Meeting. The Board's independent oversight function is enhanced by the fact that the Audit, Compensation, Nominating and Corporate Governance and Safety and Compliance Committees are comprised entirely of independent directors.

The Board believes no single leadership model is right for all companies at all times. The Board recognizes that, depending on the circumstances, other leadership models may be appropriate. The independent directors and the Nominating and Corporate Governance Committee regularly review the Company's leadership structure and, depending on the Company's needs and the available resources, the Board may modify the Company's existing leadership structure.

Communications with the Board

Shareholders and other interested parties may communicate with one or more directors or the non-management directors as a group in writing by regular mail. The following address may be used by those who wish to send such communications by regular mail:

Board of Directors or Name of Individual Director(s)
c/o Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

Code of Ethics

The Company has adopted a Code of Ethics for Directors and Senior Executive Officers (the *"Code of Ethics"*), which is available on the Company's website, *inc.skywest.com*. The Code of Ethics includes the following principles related to the Company's directors and executive officers:

- Act ethically with honesty and integrity;

- Promote full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and other public communications;

- Comply in all material respects with laws, rules and regulations of governments and their agencies;

- Comply in all material respects with the listing standards of the stock exchange where the shares of Common Stock are traded;

- Respect the confidentiality of information acquired in the course of performing work for the Company, except when authorized or otherwise legally obligated to disclose the information;

- Do not use confidential information of the Company for personal advantage or for the benefit of acquaintances, friends or relatives; and

- In order to avoid the appearance that any Company employee is trading on inside information, not engage in speculative trading such as short sales or trade in puts, calls, or other options on the Company's or its affiliates' stock, and not purchase or use, directly or indirectly, financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities.

A copy of the Code of Ethics is posted to the Company's website at *inc.skywest.com*. Copies of the Code of Ethics will be provided to any shareholder upon written request to Robert J. Simmons, Chief Financial Officer of the Company, 444 South River Road, St. George, Utah 84790, Telephone: (435) 634-3200. The Company will promptly disclose any waivers of, or amendments to, certain provisions of the Code of Ethics on its website.

Policies Against Hedging and Pledging of Company Stock

Pursuant to the Company's Code of Ethics, in order to avoid the appearance that any Company employee is trading on inside information, Company officers and directors are prohibited from engaging in speculative trading such as short sales or trading in puts, calls, or other options on our stock or the stock of our affiliates, and are likewise prohibited from purchasing or using, directly or indirectly, financial instruments that are designed to hedge or offset any decrease in the market value of our securities.

In addition, the Company's insider trading policy expressly prohibits all directors, officers and employees from purchasing or using, directly or indirectly, financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities. Pledging the Company's securities as collateral to secure loans is also prohibited.

Risk Oversight

The Board and its committees are involved in overseeing risk associated with the Company and its operations. The Board and the Audit Committee monitor the Company's credit risk, liquidity risk, regulatory risk, operational risk and enterprise risk by regular reviews with management and internal and external auditors and other advisors. In its periodic meetings with the internal auditors and the Company's independent accountants, the Audit Committee discusses the scope and plan for the internal audit and includes management in its review of accounting and financial controls, assessment of business risks, legal and ethical compliance programs and related-party transactions. The Board and the Nominating and Corporate Governance Committee monitor the Company's governance and succession risk by regular review with management and outside advisors. The Board and the Compensation Committee monitor CEO succession and the Company's compensation policies and related risks by regular reviews with management and the Compensation Committee's outside advisors. The Board and the Safety and Compliance Committee monitor management's administration of airline flight operations safety and compliance with safety regulations. The Board also oversees the Company's risk management strategy related to environmental and social issues, including with respect to matters such as climate change.

Whistleblower Hotline

The Company has established a whistleblower hotline that enables employees, customers, suppliers and shareholders of the Company and its subsidiaries, as well as other interested parties, to submit confidential and anonymous reports of suspected or actual violations of the Code of Ethics.

Environmental, Social, Governance ("ESG")

ESG Governance and Oversight

The full SkyWest Board maintains responsibility for the oversight of climate risk and strategy. The Board reviews and evaluates the executive management team's climate risk assessment and strategy at least annually, and developing ESG matters quarterly. In addition, the Safety & Compliance committee maintains oversight over applicable climate-related operational risk and receives safety briefings semi-annually. Board direction and feedback is used by executive management in evaluating risk and establishing strategies.

For more information about our efforts in these areas, please refer to our 2024 ESG Report, which we intend to publish and make available on the Investor Relations section of our website during the first half of 2024.

Environmental Strategy

As the largest regional airline in the United States, we are committed to operating in an environmentally responsible manner; complying with all environmental laws and regulations; using natural resources efficiently; preventing pollution, where possible, and if not possible, then establishing mitigation programs to minimize environmental impact; engaging with external stakeholders to discuss commercially viable solutions to reduce emissions; and collaborating with our major airline partners in their decarbonization goals. In 2023, we continued to enhance our climate risk evaluation, assessment, and disclosures under the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD) frameworks and reporting standards, including setting ESG goals and targets and integrating scenario analysis into our TCFD disclosure. We also continued to invest in our fleet, by adding new, larger regional jets that have a more efficient carbon footprint per Available Seat Mile (ASM) than our older 50-seat jet fleet.

Social Strategy

We are a dedicated people-first organization, providing various avenues to enhance the quality of life for our customers, employees, and communities. We know that if we take good care of our employees, they will take good care of our customers, which will result in value returned to our shareholders. SkyWest employs a workforce with a wide array of backgrounds, work styles, and talents. Recognizing, appreciating, and incorporating these unique qualities and contributions is critical to our success. Operating this way stimulates creative solutions and innovation, helps us attract top talent, and supports our mission to be the employer, investor, and partner of choice. SkyWest has supported diverse workgroups irrespective of race, religion, gender, national origin, disability, sexual orientation, or similar classifications, and believes that all people, regardless of their background, should have an opportunity to achieve their career aspirations. SkyWest benefits in many ways from our commitment to diversity and inclusion, including attracting top talent, encouraging creativity, and providing exceptional service for our passengers. We seek to reflect diversity and inclusion in our culture, practices, and relationships inside and outside the company. We continue building on those foundations through a number of efforts across every spectrum of the employee experience, including hiring, training, employee recognition, and career growth and development.

MEETINGS AND COMMITTEES OF THE BOARD

The Board

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and shareholders' meetings. The Board met four times during 2023. All directors attended at least 75% of the aggregate number of meetings of the Board and of the committees on which he or she served during the year ended December 31, 2023, as well as the Company's Annual Meeting of Shareholders held on May 2, 2023.

Committees of the Board

The Board has four standing committees to facilitate and assist the Board in the execution of its responsibilities: (1) Audit, (2) Compensation, (3) Nominating and Corporate Governance and (4) Safety and Compliance. The Board may, from time to time, establish or maintain additional committees as the Board deems necessary or appropriate. All the standing committees are comprised solely of non-employee, independent directors under the rules of the Securities and Exchange Commission and The Nasdaq Global Select Market listing standards. Each committee acts under a written charter setting forth its responsibilities and duties. Charters for each committee are available on the Company's website, *inc.skywest.com*, and are also available in print, free of charge, upon request. Requests for a printed copy of any committee charter should be submitted to Eric J. Woodward, Chief Accounting Officer of the Company, at 444 South River Road, St. George, Utah 84790.

The table below shows the current membership for each of the standing Board committees:

Audit	Compensation	Nominating & Corporate Governance	Safety and Compliance
Keith E. Smith*	Ronald J. Mittelstaedt*	James L. Welch*	Andrew C. Roberts* **
Smita Conjeevaram	Smita Conjeevaram	Smita Conjeevaram	Meredith S. Madden
Andrew C. Roberts **	Meredith S. Madden	Ronald J. Mittelstaedt	Ronald J. Mittelstaedt
Meredith S. Madden	Andrew Roberts **	Keith E. Smith	James L. Welch
James L. Welch	Keith E. Smith		

* Committee Chair
** Not standing for re-election

Audit Committee

The Audit Committee met eight times during the year ended December 31, 2023. The Board has determined that Mr. Keith E. Smith, Chair of the Audit Committee, is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee's responsibilities, which are discussed in further detail in its charter, include the responsibility to:

- Establish and implement policies and procedures for review and approval of the appointment, compensation and termination of the independent registered public accounting firm;

- Review and discuss with management and the independent registered public accounting firm the audited financial statements of the Company and the Company's financial disclosure practices;

- Pre-approve all audit and permissible non-audit fees;

- Provide oversight of the Company's internal auditors;

- Hold meetings and executive sessions periodically with the Company's independent registered public accounting firm, the Company's internal auditors and management to review and monitor the adequacy and effectiveness of the Company's financial reporting, internal controls and risk assessment and compliance with Company policies;

- Review the Company's consolidated financial statements and related disclosures;

- Review with management and the Company's independent registered public accounting firm and approve disclosure controls and procedures and accounting principles and practices; and

- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Audit Committee's processes and procedures is addressed below under the heading "Report of the Audit Committee."

Compensation Committee

The Compensation Committee met four times during the year ended December 31, 2023. The Compensation Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- In consultation with the Company's senior management, establish the Company's general compensation philosophy and oversee the development and implementation of the Company's compensation programs;

- Recommend to the Board the base salary, incentive compensation and any other compensation for the Company's CEO and review and approve the CEO's recommendations for the compensation of all other officers of the Company;

- Administer the Company's incentive and stock-based compensation plans, and discharge the duties imposed on the Compensation Committee by the terms of those plans;

- Review and approve any severance or termination payments proposed to be made to any current or former officer of the Company;

- Prepare and issue the report of the Compensation Committee required by the rules of the Securities and Exchange Commission; and

- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation are addressed below under the Heading "Compensation Discussion and Analysis." The report of the Compensation Committee is set forth on page 42 of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

Ronald J. Mittelstaedt, Smita Conjeevaram, Meredith S. Madden, Andrew Roberts and Keith E. Smith served as members of the Compensation Committee during the year ended December 31, 2023. None of the individuals who served on the Compensation Committee during the year ended December 31, 2023 was an officer or employee of the Company in 2023 or any time prior thereto. None of the members of the Compensation Committee during the year ended December 31, 2023, had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K promulgated under the Exchange Act. None of the executive officers of the Company served as a member of the Compensation Committee or of any similar committee of any other company whose executive officer(s) served as a director of the Company.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee met four times during the year ended December 31, 2023. The Nominating and Corporate Governance Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- Develop qualifications and criteria for selecting and evaluating directors and nominees;

- Consider and propose director nominees;

- Make recommendations to the Board regarding Board compensation;

- Make recommendations to the Board regarding Board committee memberships;

- Develop and recommend to the Board corporate governance guidelines;

- Facilitate an annual assessment of the performance of the Board and each of its standing committees;

- Consider the independence of each director and nominee for director; and

- Perform other functions or duties deemed appropriate by the Board.

Nomination Process

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder recommendations for candidates to serve as directors of the Company on the same basis as recommendations received from any other source. In evaluating those recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria described below. Any shareholder wishing to recommend a candidate for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing indicating the candidate's qualifications and other relevant biographical information and provide confirmation of the candidate's consent to serve as a director. This information should be addressed to the Board Chair, 444 South River Road, St. George, Utah 84790.

As contemplated by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board at least annually. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating and Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Nominating and Corporate Governance Committee's perceptions about future issues and needs. Among the factors the Nominating and Corporate Governance Committee considers, which are outlined in the Corporate Governance Guidelines, are independence, diversity, age, skills, integrity and moral responsibility, policy-making experience, ability to work constructively with the Company's management and directors, capacity to evaluate strategy and reach sound conclusions, availability of time and awareness of the social, political and economic environment.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through various means, including current directors, professional search firms, shareholder recommendations or other referrals. Candidates are evaluated at meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. All director nominee recommendations which are properly submitted to the Nominating and Corporate Governance Committee are aggregated and considered by the Nominating and Corporate Governance Committee at a meeting prior to the issuance of the proxy statement for the next annual meeting of shareholders. Any materials provided by a shareholder in connection with the recommendation of a director candidate are forwarded to the Nominating and Corporate Governance Committee, which considers the recommended candidate in light of the director qualifications discussed above. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms, if applicable, or other parties in connection with a candidate who is not proposed by a shareholder. In evaluating such recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board. The Nominating and Corporate Governance Committee has, on occasion, engaged professional search firms to assist in identifying qualified candidates for Board service. When such firms have been engaged, the Nominating and Corporate Governance Committee has utilized their services principally for the purpose of identifying and screening potential candidates and conducting background research; however, the members of the Nominating and Corporate Governance Committee, as well as other directors of the Company, have conducted interviews with prospective candidates and have performed other functions in completing the nomination process.

Safety and Compliance Committee

The Safety and Compliance Committee met twice during the year ended December 31, 2023. The responsibilities of the Safety and Compliance Committee, which are discussed in detail in its charter, include the responsibility to:

- Review and make recommendations to the Board addressing airline flight operations, safety and compliance with safety regulations;

- Periodically review with the Company's management, and such advisors as the Safety and Compliance Committee deems appropriate, aspects of flight operations, safety and compliance with safety regulations; and

- Monitor and provide input with respect to management's efforts to create and maintain a safety culture within the Company's operations.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis provides information regarding the Company's executive compensation objectives, principles, practices and decisions as they relate to the following named executive officers of the Company (the "Named Executives") for 2023:

- Russell A. Childs, CEO and President of the Company and its operating subsidiary, SkyWest Airlines (the "Chief Executive");

- Robert J. Simmons, Chief Financial Officer of the Company and its operating subsidiary, SkyWest Airlines;

- Wade J. Steel, Chief Commercial Officer of the Company and its operating subsidiary, SkyWest Airlines;

- Greg S. Wooley, Executive Vice President Operations of SkyWest Airlines; and

- Eric J. Woodward, Chief Accounting Officer of the Company and its operating subsidiary, SkyWest Airlines.

This compensation discussion and analysis provides narrative perspective to the tables and disclosure in the tables following this section.

Current Year Performance

During 2023, the Company strategically deployed its capital and other resources through several initiatives to improve stakeholder value and position the Company for long-term profitability and cash generation, including the following:

- Reduced the Company's total debt by $374.2 million during 2023, from $3.4 billion at December 31, 2022 to $3.0 billion as of December 31, 2023, or by 11.1%. The Company's outstanding debt, net of cash, was $2.2 billion as of December 31, 2023, compared to $2.5 billion as of December 31, 2019, pre-COVID.

- Used $289.1 million to repurchase 10.6 million shares of stock at an average price of $27.30 per share. The Company's share repurchase activity during 2023 resulted in the repurchase of 20.9% of the Company's December 31, 2022 outstanding shares.

- Used $142.2 million to acquire 35 CRJ aircraft under an early lease buyout agreement. Under this buyout agreement, the Company avoided future lease payments of $90 million, avoided future lease return condition expenses and the Company retained the CRJ aircraft and related engines for future use. The buyout provides the Company with future fleet flexibility as it evaluates flying contract extension opportunities for these aircraft with the Company's major airline partners.

- Secured an agreement with United Airlines to place 19 new E175 aircraft under contract, with deliveries scheduled from late 2024 through 2026. As a result of this order, the Company anticipates it will be operating a total of 258 E175 aircraft by the end of 2026.

- The Company's wholly-owned subsidiary, SkyWest Charter, LLC ("SWC"), operated its first revenue charter flight. The Company intends to expand SWC operations in 2024 by offering public charter service to underserved communities in the United States using CRJ200 aircraft in a 30-seat configuration.

- As a result of higher domestic passenger demand in 2022 and 2023, the regional airline industry, including SkyWest, experienced accelerated levels of captain and first officer attrition to major airline carriers, air freight carriers and low-cost airlines. In September 2022, the Company increased the pay for its pilots in efforts to stabilize its attrition rates. During the fourth quarter of 2022 and in first quarter of 2023, the Company reached an agreement with all four of its major airline partners to help offset higher crew costs.

- Continued investing in our operating systems and training programs that contributed to SkyWest achieving a high degree of operational excellence with 300 days of 100% adjusted completion rate for scheduled flights during 2023, up from 186 days during 2022. Adjusted completion excludes weather and ATC cancellations.

- Despite operating reduced flight schedules below normal levels due to pilot attrition, the Company generated $736.3 million of cash flow from operations during the 2023 year, up from $480.4 million in 2022. The Company ended 2023 with $835.2 million in cash and marketable securities, down from $1,048.2 million as of December 31, 2022, notwithstanding using $447.6 million in principal debt payments, $289.1 million for stock repurchases and $142.2 million under an early lease buyout agreement.

Although the Company's block hour production recovery challenge is expected to continue into 2024 due to the time required to upgrade captains, the Company is hopeful it will see progress and its 2024 block hour production will exceed its 2023 production. The Board believes the Company's accomplishments in 2023 and continued efforts in 2024 will position the Company for improved financial performance in 2024 and future years.

Compensation Objectives and Principles

The overall objective of the Company's executive compensation programs is to create long-term value for the Company's shareholders by attracting and retaining talented executives that effectively manage the Company in a manner that is consistent with the long-term interest of shareholders.

Accordingly, the executive compensation program incorporates the following principles:

- The overall compensation package should encourage long-term focus and shareholder value creation;

- A significant amount of total compensation should be incentive-based, and should correlate rewards with the Company's financial performance, as well as the achievement of operational objectives;

- Compensation should be competitive with other airlines in order to attract and retain talented executives;

- Compensation should be based upon individual responsibility, leadership ability and experience; and

- Compensation should not encourage the taking of undue risk that could cause material harm to the Company.

CARES Act Limitations on Compensation

During 2020 and 2021, the Company entered into Payroll Support Program ("PSP") Agreements with Treasury that provided SkyWest certain payroll support relief payments. Under the terms of the PSP Agreements, SkyWest became subject to various restrictions and obligations, including certain limitations on executive compensation, and a restriction from stock repurchases and payment of dividends ("CARES Act Limitations"). On September 30, 2022, SkyWest was no longer restricted from repurchasing its common stock or paying dividends and on April 2, 2023, SkyWest was no longer subject to executive compensation limitations under the PSP Agreements.

Accordingly, in May 2023, SkyWest provided all employees whose compensation was previously limited by the CARES Act, including the Named Executive Officers, with new opportunities to earn compensation that approximated the compensation that was capped while under the PSP Agreements. This is described further in the section below titled 2023 Performance Awards.

The Compensation Setting Process

Role of the Compensation Committee. The Compensation Committee has responsibility for establishing and monitoring the executive compensation programs and for making decisions regarding executive compensation. The Chief Executive regularly attends the Compensation Committee meetings, and the Compensation Committee also meets regularly in executive sessions. The Chief Executive is not present for deliberations by the Compensation Committee regarding his compensation. The Compensation Committee recommends the Chief Executive's compensation to the Board, which then reviews and approves the Compensation Committee's recommendation, unless the Compensation Committee is required to approve such compensation under applicable law. The Compensation Committee also considers the recommendations of the Chief Executive with respect to compensation of the other Named Executives, and after reviewing such recommendations, determines their compensation. The Compensation Committee also monitors, administers and approves awards under the various incentive compensation plans for all levels within the Company, including awards under the Company's annual cash incentive plan and 2019 Long-Term Incentive Plan (the "2019 Plan"). As permitted by the 2019 Plan, the Compensation Committee has delegated its authority to the Chief Executive to approve interim awards under the 2019 Plan to non-executives on a limited basis between meetings of the Compensation Committee.

Role of Consultants. During 2023, the Company and the Compensation Committee received advice from Frederic W. Cook & Co., Inc. ("F.W. Cook") with respect to executive and non-employee director compensation. The Company and the Compensation Committee retained F.W. Cook and after conducting an evaluation using the factors established by the Securities and Exchange Commission and The Nasdaq Global Select Market, the Compensation Committee determined that F.W. Cook is independent and that there is no conflict of interest resulting from the engagement of F.W. Cook during 2023. The Compensation Committee has sole authority to retain and dismiss external compensation consultants.

Industry Compensation Data. The Compensation Committee evaluates data regarding the executive compensation programs of other air carriers, as well as other transportation and logistics companies, in order to determine the competitiveness of the Company's executive compensation programs. The Compensation Committee most recently performed such a review in August 2023 (the most recent peer group review prior to such date having occurred in November 2019, prior to the pandemic), which included a review of the executive compensation levels and practices at peer companies where SkyWest is near the median in enterprise value and market capitalization. The 2023 review was not used to set 2023 compensation levels, which are generally set in the first quarter of each year based on the prior year's analysis. The executive compensation program for 2023 also included a supplemental one-time cycle of compensation changes and short-term and long-term performance award opportunities to allow the Named Executives the opportunity to earn additional compensation that approximates the compensation that was capped as a result of the

CARES Act Limitations. The 2023 compensation review generally validated the 2023 executive compensation decisions by the Compensation Committee and was used to guide the Compensation Committee in setting 2024 executive compensation decisions. No additional supplemental awards will be granted during 2024 in recognition of compensation capped by the CARES Act Limitations.

The peer group companies used in the August 2023 review for purposes of validating 2023 compensation levels and for setting 2024 executive compensation include Air Transport Services Group, Inc., Alaska Air Group, Inc., Allegiant Travel Company, ArcBest Corporation, Atlas Air Worldwide Holdings, Inc., Daseke, Inc., Forward Air Corporation, Frontier Group Holdings, Inc., Hawaiian Holdings, Inc., Hub Group, Inc., JetBlue Airways Corporation, Kirby Corporation, Knight-Swift Transportation Holdings, Inc., Landstar System, Inc., Matson, Inc., Saia, Inc., Schneider National, Inc., Spirit Airlines, Inc., Werner Enterprises, Inc. and Yellow Corporation.

Compensation Determination. The Compensation Committee relies on its judgment in making compensation decisions in addition to reviewing relevant information and results. When setting total compensation for each of the Named Executives, the Compensation Committee reviews information showing the Named Executive's current compensation, including base pay, annual cash incentive objectives, long-term, equity-based compensation objectives, and deferred compensation retirement funding. The executive compensation procedures and the Compensation Committee assessment process takes into account this individual information, as well as the industry compensation data described above, company performance, the results of the most recent say-on-pay vote, performance expected in the current and upcoming years and, for 2023, prior caps on compensation due to the CARES Act Limitations, as well as such other factors as the Compensation Committee determines are appropriate. The Compensation Committee has the sole discretion to award compensation and make adjustments to awards based on its review of relevant information and other unusual or non-recurring items.

The Company does not target specific pay levels and uses the peer company market data for context. The Company's directors rely upon their judgment in making compensation decisions, after reviewing the factors described above. Competitive compensation paid by other companies is one of the many factors that the Company considers in assessing the reasonableness of compensation and the Company does not attempt to maintain a certain target percentile within a peer group. The Committee generally stives to maintain annual total direct compensation opportunities below the median of similar positions in the peer group. However, the compensation program included one-time supplemental short-term and long-term performance cash opportunities granted in May 2023 (the "2023 Cash Performance Awards") that were intended to allow our Named Executives to earn a portion of the compensation that had been capped while the Company was subject to the CARES Act Limitations between 2020 and 2023. As a result, while 2023 compensation for the Named Executive appears higher than 2022, the Named Executives' compensation for 2023 without regard to these 2023 Cash Performance Awards remained below the median of the peer group as validated by the F.W. Cook compensation study in August 2023. Target total direct compensation in 2024 has also been set according to the below-median target philosophy historically maintained by the Company and is expected to be lower than 2023 total compensation as disclosed in accordance with the methodology set forth in the Summary Compensation Table.

The Company strives to achieve the optimal appropriate mix of long-term equity incentive awards and cash payments to achieve its objectives. The Company's mix of compensation elements is designed to reward recent results, align compensation with shareholder interests and fairly compensate executives through a combination of cash and equity incentive awards.

Compensation Committee Consideration of Shareholder Advisory Vote. At the Company's Annual Meeting of Shareholders held in May 2023, the Company submitted the compensation of its named executive officers to the Company's shareholders in a non-binding vote. The Company's executive compensation program received the support of more than 98% of votes cast. The Compensation Committee considered the results of the 2023 vote and views the outcome as evidence of positive shareholder support of its executive compensation decisions and policies.

The Compensation Committee continued to review and refine the Company's executive compensation program during 2023 in an effort to align the compensation of the Named Executives with financial and stock price performance. The Compensation Committee will continue to review comparable company information and future shareholder voting results, including the voting results with respect to "Proposal 2—Advisory Vote on Named Executive Compensation" described in this Proxy Statement, and determine whether to make any changes to the Company's executive compensation program in light of such data and voting results.

Elements of Compensation

The Company's executive compensation objectives and principles are implemented through the use of the following principal elements of compensation, each discussed more fully below:

- Salary

- Annual Cash Incentive

- Long-Term Incentive Awards

- 2023 Cash Performance Awards (as described below)

- Retirement and Other Benefits

The compensation components for each Named Executive for 2023 are more fully described in the following paragraphs.

Salary. Salary is provided with the objective of paying for the underlying role and responsibility associated with the Named Executive's position, which the Compensation Committee believes allows the Company to attract and retain qualified executives. The Named Executives' salaries are set at levels that the Compensation Committee believes are generally competitive with the compensation paid to officers in similar positions at other airlines. Salary adjustments are considered annually and influenced by growth of the Company's operations, individual performance, changes in responsibility, changes in cost of living, and other factors. In April 2023, the CARES Act Limitations on compensation as described above ended and the Named Executives' salaries were adjusted in May 2023 for the first time since February 2019 (except for Mr. Wooley's salary increase in 2021). Mr. Childs was provided a $75,000 increase to his base salary for 2023 over his respective 2022 base salary. Mr. Simmons was provided a $55,000 increase to his base salary for 2023 over his respective 2022 base salary. Mr. Steel was provided a $65,000 increase to his base salary for 2023 over his respective 2022 base salary. Mr. Wooley was provided a $40,000 increase to his base salary in 2023 over his respective 2022 base salary. Mr. Woodward was provided a $39,000 increase to his base salary for 2023 over his respective 2022 base salary. The base salaries actually paid to the Named Executives for 2023 are set forth in the table below and in the Summary Compensation Table immediately following this section and reflect the combined rate of salary prior to and after the May 2023 adjustments. The salaries of all Named Executives in 2023 remained below the median salary level of similar positions in our peer group, including after the May 2023 adjustments, with the CEO's salary below the 25th percentile.

| | 2023 Salary Rate | | | Blended | |
	Prior to May		After May		2023 Salary
Russell A. Childs . . .	$	500,000	$	575,000	$ 546,875
Robert J. Simmons . .	$	345,000	$	400,000	$ 379,375
Wade J. Steel.	$	335,000	$	400,000	$ 375,625
Greg S. Wooley.	$	210,000	$	250,000	$ 235,000
Eric J. Woodward . . .	$	211,000	$	250,000	$ 235,375

Annual Cash Incentive. In an effort to encourage achievement of the Company's objectives, an annual performance-based cash incentive plan is maintained for the Named Executives. The combination of salary and annual cash incentives is intended to result in a cash compensation package for each Named Executive that, when performance objectives are met, falls within market standards as determined by the Compensation Committee. Prior to taking into consideration the 2023 Cash Performance Awards described below, the 2023 review of the peer group company data showed that the 2023 target annual cash opportunities from salary and the annual cash bonus program for Named Executives were below the median of the peers and the other regional and major air carriers in the Company's peer group. The 2023 Cash Performance Awards were provided in May 2023 to provide the Named Executives with the opportunity to earn compensation substantially equivalent to the amounts by which the Named Executives' compensation had been capped while the Company was subject to the CARES Act Limitations between 2020 and 2023. These 2023 Cash Performance Awards are not viewed as a regular ongoing part of the executive compensation program and new opportunities to compensate the Named Executives for the CARES Act Limitations on their compensation are not being provided in 2024.

The purpose of the annual cash incentive program is to reward the Named Executives with an annual cash incentive in an amount that correlates (i) in part, to one or more financial objectives achieved for the year; and (ii) in part, to the achievement of one or more specific operational objectives during the year. The 2023 target annual cash incentive opportunity was 110% of salary for Mr. Childs, 80% of salary for Messrs. Simmons, Steel, and Wooley, and 60% of salary for Mr. Woodward, and their potential annual cash incentive opportunity was allocated by the Compensation Committee for the Named Executives between the applicable financial and operational objectives. The differing percentages for the Named Executives are due to differing entity level responsibilities.

2023 Corporate Performance Objectives. For 2023 annual incentive purposes, the Compensation Committee determined that adjusted pre-tax earnings would be the financial objective and that controllable completion and controllable on-time departures would be the operational objectives. These are viewed as value drivers for shareholders that are also in the control of the executive team through their financial and operating decisions and leadership. In the case of Messrs. Childs, Simmons, Steel, Wooley and Woodward, the applicable pre-tax earnings objective, controllable completion objective and controllable on-time departure objective were based on the pre-tax earnings and controllable completion of the entire Company.

- *2023 Financial Objective.* In setting the 2023 adjusted pre-tax earnings objective, the Compensation Committee considered both the planned 2023 budget, as well as the level of adjusted pre-tax earnings that would reflect strong performance and generate shareholder value. The adjusted pre-tax earnings objective for 2023 reflected the Company's projected block hour decrease of 19% in 2023 compared to 2022, driven by elevated pilot attrition in the fourth quarter of 2022 and in the month of January 2023. Additionally, the targets for 2023 contemplated expected pay increases for several SkyWest employee workgroups including flight attendants and mechanics. The Company's adjusted pre-tax earnings objectives were less than the Company's adjusted pre-tax earnings achieved in 2022 primarily due to the anticipated production inefficiencies that would negatively impact the Company's margin in 2023 caused by a shortage of regional airline captains, combined with the expected increases in labor costs intended to reduce employee attrition.

- *2023 Operational Objectives.* A portion of the Named Executives' annual cash incentives is based on achievement of operating objectives established at the start of the year. The Compensation Committee believes the use of operating objectives allows for consideration of operating execution and achievements that may not be reflected by corporate financial performance. For 2023, the Compensation Committee determined that the operational objectives would be tied to both controllable completion and controllable on-time departures. Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. Controllable on-time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather.

The Compensation Committee established threshold, target and maximum objectives for each of the financial and operational objectives. At threshold performance achievement, the Named Executives were able to earn 50% of their target annual incentive, while the maximum performance allowed by the Named Executives to earn 200% of their target annual incentive.

At year-end, the Compensation Committee reviewed the adjusted pre-tax earnings and operating performance for the year and determined the extent to which the applicable objectives were met. The actual amount of the cash incentive payment for each Named Executive is determined by the Compensation Committee based on the Company's and/or SkyWest Airlines' achievement of the foregoing objectives and the actual cash incentives paid for 2023 were based on the pre-established 2023 cash incentive formula.

The table below includes the "threshold," "target" and "maximum" objectives assigned by the Compensation Committee for the corporate performance measures for 2023 and the 2023 performance relative to those objectives for the Named Executives (dollars in millions).

| | 2023 Annual Cash Incentive Objectives | | | | Interpolated | | Weighted |
	Threshold	Target	Maximum	Achieved	Payout	Weight	Payout
SkyWest, Inc.							
Adjusted Pre-Tax Earnings ($ millions) (1)	$ —	$ 52	$ 122	$ 282.8	200.0 %	65.0 %	130.0 %
Operating Objective – Controllable Completion (2)	99.5 %	99.7 %	99.8 %	99.9 %	200.0 %	20.0 %	40.0 %
Operating Objective – Controllable On-time Departures (3)	82.0 %	85.0 %	88.0 %	89.4 %	200.0 %	5.0 %	10.0 %
ESG Initiatives (4).	Qualitative Assessment by the Board			(4)	150.0 %	10.0 %	15.0 %
Total Annual Cash Incentive Results (% of Target)							195.0 %

(1) The Company achieved GAAP pre-tax earnings of $40 million in 2023. For purposes of the 2023 annual incentive plan payouts, the Company's GAAP pre-tax earnings for 2023 were adjusted for revenue deferred during 2023 and a decrease in unbilled revenue during 2023. See Appendix A to this proxy statement on page 90 for a reconciliation of the Company's adjusted pre-tax earnings to the most directly comparable financial measure prepared in accordance with GAAP.

(2) Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather.

(3) Controllable on-time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather.

(4) The ESG incentive metric is intended to measure the Company's progress in meeting its objectives related to its environmental, social, and governance initiatives for 2023, with potential achievement up to 200% at the maximum achievement level. The Board determined the Company achieved the mid-point between target and maximum based

on the Company's progress in 2023 towards increasing its percentage of electric ground equipment deployed at airports SkyWest provides ramp services, and additional climate risk assessment and disclosures recommended under the TCFD and SASB frameworks.

If the achieved results relative to a performance objective were between two achievement levels, "threshold," "target" and "maximum", the earned achievement was determined by linear interpolation between the applicable achievement levels.

The corresponding annual cash incentive payments earned for each Named Executive based on performance during the year ended December 31, 2023, are set forth below, and were based on the Named Executive's salary as of December 31, 2023.

	Target Annual Cash Incentive (% of Salary)	Target Annual Cash Incentive ($)	Total Annual Cash Incentive Results (% of Target)	Total Annual Cash Incentive (Based on Results) ($)
Russell A. Childs.	110.0 %	$ 632,500	195.0 %	$ 1,233,375
Robert J. Simmons.	80.0 %	$ 320,000	195.0 %	$ 624,000
Wade J. Steel.	80.0 %	$ 320,000	195.0 %	$ 624,000
Greg S. Wooley.	80.0 %	$ 200,000	195.0 %	$ 390,000
Eric J. Woodward	60.0 %	$ 150,000	195.0 %	$ 292,500

Amount of 2023 Performance-Based Annual Cash Incentives. The total annual performance-based cash incentive amounts earned by the Named Executives for 2022 are included in the amounts shown in the Summary Compensation Table below under the caption heading "Non-Equity Incentive Plan Compensation."

Long-Term Incentive Awards. The Company generally grants long-term incentive awards, in the form of restricted stock units and/or performance shares, to the Named Executives annually. The Named Executives were granted performance shares in 2023, 2022 and 2021 and were not granted restricted stock units. Long-term incentive awards are made to encourage the Named Executives to continue their engagement with the Company throughout the vesting periods of the awards and to align management and shareholder interests. In making awards to the Named Executives, the grant size and the appropriate mix of equity-based awards are considered. The Compensation Committee generally grants long-term incentive awards at its first meeting of each year. Long-term incentive awards generally vest only if the Named Executive remains employed by the Company for three years from the date of grant. The three-year cliff-vesting schedule is to assist with retaining Named Executives and to encourage the Named Executives to focus on the Company's long-term performance. Equity incentive awards granted during 2023 accelerate vesting under certain circumstances, as described in the section Potential Payments upon Termination or Change in Control.

2023 Performance Share Awards. Equity awards are designed to ensure that a material portion of each Named Executive's compensation is based on continuing long-term service and correlated to the creation of shareholder value. Each Named Executive's 2023 long-term incentive award was in the form of performance shares and the Company did not grant any time-vested equity compensation awards. The purpose of the 2023 performance share awards is to reward achievement of the Company's annual financial plan, which the Company believes will also support shareholder value achievement.

For 2023, the total annual targeted long-term incentive grant value was $2,300,000 for Mr. Childs, $800,000 for Mr. Simmons, $800,000 for Mr. Steel, $473,000 for Mr. Wooley and $275,000 for Mr. Woodward. This target long-term incentive value was granted exclusively in the form of performance shares. The target values of 2023 performance share awards were set so that they were equal to 2022 target long-term incentive award values due to the CARES Act Limitations and these levels were validated as being below the median of the peer data reviewed by the Compensation Committee for all Named Executive positions in August 2023.

The 2023 performance share awards were made pursuant to the Company's 2019 Plan, as shown in greater detail below and in the table labeled "Grants of Plan Based Awards."

The following table summarizes the 2023 performance share awards granted to the Named Executives.

	Performance Share Awards "Target" Performance Shares (1)(2)
Russell A. Childs	123,324
Robert J. Simmons	42,895
Wade J. Steel.	42,895
Greg S. Wooley.	25,362
Eric J. Woodward	14,745

(1) Number of performance shares if 100% of target is achieved, although the threshold earnout is 50% of target and the maximum earnout is 250% of target.

(2) The "target" value at grant was converted into a "target" number of performance shares based on the share price on the grant date of $18.65. Please see the Summary Compensation Table below for the aggregate grant-date fair value of these awards, computed in accordance with ASC Topic 718.

The corporate objectives for the 2023 performance share awards for each Named Executive were based on Company-wide performance, with no subsidiary-level objectives, in order to encourage a collective focus on the creation of long-term value for the Company's shareholders. Under the 2023 performance share awards, the Company's performance against established performance metrics will be measured against objectives established for each of 2023, 2024 and 2025, with the resulting number of "earned" shares eligible to vest on December 31, 2025, subject to continued employment through that date. The 2023 performance share award performance metrics are based on free cash flow, adjusted operating income before depreciation and amortization ("adjusted EBITDA"), controllable completion, and controllable on-time departures for each of the performance years. For purposes of the 2023 performance share awards, free cash flow was defined as the Company's adjusted EBITDA less non-aircraft capital expenditures. Until the vesting date, the shares underlying the 2023 performance share awards are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest. (Adjusted EBITDA and free cash flow are non-GAAP measures. See Appendix A to this proxy statement on page 90 for a reconciliation of adjusted EBITDA and free cash flow to the most directly comparable financial measure prepared in accordance with GAAP.)

The Compensation Committee's philosophy for setting performance share targets is to set target awards that reflect reasonable operating and financial performance considering industry conditions, and maximum targets that will be difficult for the Named Executives to achieve on a consistent basis. For the 2023 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the four corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares are allocated 33% to each year, and then for each years' performance, 40% to the free cash flow objective, 30% to the adjusted EBITDA objective, 20% to the controllable completion objective and 10% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by a weighted interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). The Compensation Committee will evaluate and certify the final performance results for purposes of the 2023 performance share awards following the end of the three-year period. In determining the degree to which the corporate objectives have been attained, the Company's performance will be adjusted for unusual or non-recurring items.

As a result of 2023 performance relative to the objectives, in February 2024, the Compensation Committee determined that the overall achievement percentage for the 2023 performance period of the 2023 performance share awards was 250%, which percentage achievement will be included in the final determination of the vesting of these performance share awards following the end of the three-year performance period (see Appendix A to this proxy statement on page 90 for a reconciliation of certain 2023 non-GAAP financial measures used to calculate the achievement levels described below for the most directly comparable financial measures prepared in accordance with GAAP, including adjusted EBITDA and free cash flow):

2023 Performance Period	Threshold		Target		Maximum		Achieved Performance	
Free Cash Flow (1)	$	245	$	295	$	345	$	529
Adjusted EBITDA (2)	$	496	$	546	$	596	$	732
Controllable Completion (3)		99.6 %		99.7 %		99.8 %		99.9 %
Controllable On-Time Departures (4)		82.0 %		85.0 %		88.0 %		89.4 %

(1) Free cash flow means the Company's adjusted EBITDA less non-aircraft capital expenditures. The free cash flow metric had a 40% weight for 2023. See Appendix A to this proxy statement on page 90 for a reconciliation of the Company's free cash flow to the most directly comparable financial measure prepared in accordance with GAAP.

(2) EBITDA was adjusted in 2023 for the non-cash impairment charge and deferred revenue on fixed cash payments received under capacity purchase agreements that was excluded from the goal targets. The adjusted EBITDA metric had a 30% weight for 2023. See Appendix A to this proxy statement on page 90 for a reconciliation of the Company's adjusted EBITDA to the most directly comparable financial measure prepared in accordance with GAAP.

(3) Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. The controllable completion metric had a 20% weight for 2023.

(4) Controllable on-time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather. The controllable on-time departures metric had a 10% weight for 2023.

Performance Share Awards Granted in 2021.   For purposes of the performance share awards granted in 2021, which were eligible to vest based on corporate performance during 2021 and 2022 and continued employment through December 31, 2023, the Compensation Committee set performance share objectives based on adjusted EBITDA per share, return on invested capital, and average controllable completion for each of the performance years. For purposes of the 2021 performance share awards, return on invested capital for any calendar year was defined as the Company's adjusted operating income for such year divided by the Company's average invested capital for such calendar year. The performance shares vest and are settled in shares of Common Stock upon completion of the three-year period (subject to the Named Executive's continued employment through the last day of the period), based on the level of adjusted EBITDA per share, adjusted return on invested capital and controllable completion actually attained in aggregate over the 2021 and 2022 calendar years.

For the 2021 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares were allocated 50% to each of the 2021 and 2022 years, and then for each years' performance, 40% to the adjusted EBITDA per share objective, 40% to the average return on invested capital objective and 20% to the average controllable completion in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings was assigned by the Compensation Committee and could be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s).

The 2021 performance share awards were earned at 150% of target at the end of 2023 based on the original formula and goals. In February 2024, the Compensation Committee determined the Company's achievement relative to the objectives previously established for the 2021 performance share awards as follows (see Appendix A to this proxy statement on page 90 for a reconciliation of certain 2022 and 2021 non-GAAP financial measures used to calculate the achievement levels described below for the most directly comparable financial measures prepared in accordance with GAAP):

2021 Performance Period	Threshold	Target	Maximum	Achieved Performance
Adjusted EBITDA per Share (1)	$ 11.36	$ 11.94	$ 12.52	$ 15.48
Average Return on Invested Capital (2).	10.5 %	11.0 %	11.5 %	14.2 %
Controllable Completion (3)	99.6 %	99.8 %	99.9 %	99.9 %
2022 Performance Period				
Adjusted EBITDA per Share (1)	$ 14.48	$ 15.06	$ 15.64	$ 12.96
Average Return on Invested Capital (2).	13.9 %	14.4 %	14.9 %	11.3 %
Controllable Completion (3)	99.6 %	99.8 %	99.9 %	99.9 %

(1) EBITDA per share was adjusted in 2021 for the non-cash impairment charge and adjusted in 2022 for the non-cash impairment charge and deferred revenue on fixed cash payments received under capacity purchase agreements. The adjusted EBITDA per share metric had a 40% weight on the 2021 performance share awards. See Appendix A to this proxy statement on page 90 for a reconciliation of the Company's free cash flow to the most directly comparable financial measure prepared in accordance with GAAP.

(2) Represents the average return on invested capital for 2021 and 2022 using adjusted operating income in 2021 for the non-cash impairment charge and deferred revenue on fixed cash payments received under capacity purchase agreements and adjusted operating income in 2022 for the non-cash impairment charge and deferred revenue on fixed cash payments received under capacity purchase agreements. For purposes of the 2021 performance share awards, return on invested capital for any calendar year was defined as the Company's adjusted operating income for such year divided by the Company's average invested capital for such calendar year. The average return on invested capital metric had a 40% weight on the 2021 performance share awards.

(3) Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. The controllable completion metric had a 20% weight on the 2021 performance share awards.

As a result of the foregoing, in February 2024, the Named Executives vested in 150% of the target number of performance shares relative to the 2021 performance share awards as follows: Mr. Childs, 76,889 shares; Mr. Simmons, 26,744 shares; Mr. Steel, 26,744 shares; Mr. Wooley, 15,813 shares; and Mr. Woodward, 9,194 shares.

Performance Share Awards Granted in 2022. For purposes of the performance share awards granted in 2022, which are eligible to vest based on corporate performance during 2022, 2023 and 2024 and continued employment through December 31, 2024, the Compensation Committee set performance share objectives based on adjusted EBITDA, controllable completion, and controllable on-time departures for each of the performance years.

For the 2022 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares are allocated 33.3% to each year, and then for each years' performance, 34% to the adjusted EBITDA objective, 33% to the controllable completion objective and 33% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by a weighted interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s).

As a result of 2022 and 2023 performance relative to the objectives, in February 2024, the Compensation Committee determined that the overall achievement percentage for the 2022 and 2023 performance period of the 2022 performance shares was 250%, which percentage achievement will be included in the final determination of the vesting of these performance share awards following the end of the three-year performance period:

2022 Performance Period	Threshold	Target	Maximum	Achieved Performance
Adjusted EBITDA (1)	$ 480	$ 510	$ 540	$ 656
Controllable Completion (2)	99.6 %	99.7 %	99.8 %	99.9 %
Controllable On-Time Departures (3)	82.0 %	85.0 %	88.0 %	88.2 %
2023 Performance Period				
Adjusted EBITDA (1)	$ 510	$ 540	$ 570	$ 732
Controllable Completion (2)	99.6 %	99.7 %	99.8 %	99.9 %
Controllable On-Time Departures (3)	82.0 %	85.0 %	88.0 %	89.4 %

(1) EBITDA was adjusted in 2022 and 2023 for the non-cash impairment charge and deferred revenue on fixed cash payments received under capacity purchase agreements. The adjusted EBITDA metric had a 34% weight for 2022 and 2023. See Appendix A to this proxy statement on page 90 for a reconciliation of the Company's adjusted EBITDA to the most directly comparable financial measure prepared in accordance with GAAP.

(2) Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. The controllable completion metric had a 33% weight for 2022 and 2023.

(3) Controllable on-time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather. The controllable on-time departures metric had a 33% weight for 2022 and 2023.

Long-Term Incentive Awards for 2024. For 2024, the Compensation Committee determined to allocate the grant of the long-term incentive awards to the Named Executives in the form of restricted stock units and performance shares. The long-term incentive performance metrics applicable to the performance shares granted in 2024 will be based on a free cash flow metric, an adjusted EBITDA metric, controllable completion rate and a controllable on-time departure rate and will be based on three one-year measurement periods. Under the 2024 awards, the Company's performance against these performance metrics will be measured against objectives established for each 2024, 2025, and 2026, with the resulting number of "earned" shares eligible to vest on December 31, 2026, subject to continued employment through that date. The 2024 long-term incentive awards will be eligible for accelerated vesting on terms substantially similar to the 2023 performance share awards, as described above. No one-time supplemental awards of performance cash or equity awards have been granted to the Named Executives in 2024.

2023 One-Time Supplemental Cash Performance Awards. Following the lapse of the CARES Act Limitations on April 1, 2023, the Board granted one-time supplemental performance-based cash awards to the Named Executives to provide additional operational improvement incentives focused on the execution of a short-term and long-term plan based on a recovery in block hours flown (the "2023 Cash Performance Awards") intended to allow our Named Executives to earn a portion of the compensation that had been capped while the Company was subject to the CARES Act Limitations between 2020 and 2023. SkyWest and the airline industry generally experienced pilot attrition in 2022 and 2023, with pilot availability constraining SkyWest's ability to return to pre-COVID scheduled flight levels. The 2023 Cash Performance Awards underscore the Board's objective for the Named Executives to restore scheduled block hour production in a manner that provides short-term and long-term value for SkyWest shareholders. The 2023 Cash Performance Awards included (i) a short-term performance cash incentive, subject to the completion of certain production recovery metrics and share repurchase objectives, and (ii) a long-term performance cash incentive, subject to achievement of performance goals aligned with the Company's 2023 long-term incentive awards. The 2023 Cash Performance Awards were made pursuant to the Company's 2019 Plan.

Short-Term Cash Performance Incentive. In May 2023, a one-time, supplemental short-term performance cash incentive (the "2023 Short-Term Cash Performance Award") was awarded to the Named Executives, subject to the achievement of three performance goals to be completed during 2023 following the approval date: (i) a net increase in captains for one calendar month (number of captain upgrades less captain attrition), (ii) operation of the first revenue flight for SWC, and (iii) a minimum of $30 million of share repurchases. The 2023 Short-Term Cash Performance Award was generally designed to allow Named Executives the opportunity to earn approximately one-half of the compensation that would otherwise have been paid to them during the period that the CARES Act Limitations were in effect had their compensation not been capped under such limitations. By tying the 2023 Short-Term Cash Performance Award to new performance objectives critical to the Company's 2023 performance, these amounts were subject to the Named Executive's achievement of further operating and stock price performance.

Upon achievement of all three goals, the 2023 Short-Term Cash Performance Award would be paid immediately to each of the Named Executives other than the CEO. For the CEO, in order to encourage additional stock price achievement and to create an additional retention incentive, upon achievement of all three goals, 33% of the 2023 Short-Term Cash Performance Award would be paid out immediately, 33% would be paid out during the fourth quarter of 2023, subject to achievement of a minimum SkyWest closing stock price target of $30.00 per share during the fourth quarter of 2023, and the final 33% will be paid in May 2024, subject to the CEO's continued employment with the Company through the payment date. By December 31, 2023, all three goals, including the minimum stock price goal for the CEO, had been achieved.

The following table summarizes the 2023 Short-Term Cash Performance Award amounts earned by the Named Executives based on 2023 performance and the amounts paid to the Named Executives during 2023. The Company will pay the CEO the final tranche of his 2023 Short-Term Cash Award of $500,000 in May 2024, subject to his continued employment with the Company through the payment date.

	2023 Short-Term Cash Performance Award Target	2023 Short-Term Cash Performance Award Achieved	2023 Short-Term Cash Performance Award Paid in 2023	Amount to be Paid in May 2024 (Subject to Continued Employment)
Russell A. Childs	$ 1,500,000	$ 1,500,000	$ 1,000,000	$ 500,000
Robert J. Simmons	$ 500,000	$ 500,000	$ 500,000	$ —
Wade J. Steel	$ 500,000	$ 500,000	$ 500,000	$ —
Greg S. Wooley	$ 250,000	$ 250,000	$ 250,000	$ —
Eric J. Woodward.	$ 250,000	$ 250,000	$ 250,000	$ —

Long-Term Cash Performance Incentive. In May 2023, an additional one-time, supplemental long-term performance cash incentive (the "2023 Long-Term Cash Performance Award") was awarded to the Named Executives in order to incentivize the Named Executives to execute the block hour production recovery plan and align the Named Executives with shareholder interests over multiple years. Under the terms of the Long-Term Cash Performance Awards, the Company's performance towards established performance metrics will be measured against the same objectives established for each of 2023, 2024 and 2025 used in the 2023 performance share awards to the Named Executives, as described above under the heading Long-Term Incentive Awards. The Long-Term Cash Performance Awards provide the Named Executives with the opportunity to earn the other one-half of the compensation that would otherwise have been paid to them during the period that the CARES Act Limitations were in effect had their compensation not been capped under such limitations. By tying the 2023 Long-Term Cash Performance Awards to new performance objectives critical to the Company's three-year performance, these amounts are subject to the Named Executive's achievement of further operating and financial performance.

One-third of the Long-Term Cash Performance Award is eligible to be earned based on performance relative to the 2023 goals, one-third of the Long-Term Cash Performance Award target is eligible to be earned based on performance relative to the 2024 goals and one-third of the Long-Term Cash Performance Award target is eligible to be earned based on performance relative to the 2025 goals. The Long-Term Cash Performance Awards vest and become payable as to one-third of the award annually over the three-year period as the performance for each year is determined by the Compensation Committee, subject to continued employment through the anniversary of the grant date following completion of the applicable annual performance period. The annual payment structure of the Long-Term Cash Performance Awards, which differs than the three-year cliff vesting of the 2023 performance share awards, was determined to be appropriate given the Long-Term Cash Performance Awards are intended to provide the Named Executive Officers with a performance-based opportunity to earn compensation that would otherwise have been paid to them during the period that the CARES Act Limitations were in effect had their compensation not been capped under such limitations. If performance is below the threshold level for one or more of the objectives, no cash amount will be earned with respect to such objective(s). The following table summarizes the 2023 Long-Term Cash Performance Awards granted to the Named Executives during the year ended December 31, 2023.

	2023 Long-Term Cash Award at Target (1)
Russell A. Childs	$ 1,500,000
Robert J. Simmons	$ 500,000
Wade J. Steel	$ 500,000
Greg S. Wooley	$ 250,000
Eric J. Woodward.	$ 250,000

(1) Represents the total target value of the 2023 Long-Term Cash Performance Award if 100% of target is achieved in each of 2023, 2024 and 2025, although the threshold earnout is 50% of target and the maximum earnout is 250% of target. One-third of the award is eligible to be earned for each calendar year.

The portion of the 2023 Long-Term Cash Performance Awards tied to 2023 performance will be paid in May 2024 at 250% of target based on the original formula and goals applicable to such awards, subject to continued employment through that date. In February 2024, the Compensation Committee determined the Company's achievement relative to the objectives previously established for 2023 for the 2023 Long-Term Cash Performance Awards as described above under Long-Term Incentive Awards.

As a result of the foregoing, in February 2024, the Named Executives became eligible to receive payment for portion of the 2023 Long-Term Cash Performance Awards eligible to be earned based on 2023 performance at 250% of target and will be paid the following cash amounts in May 2024, subject to employment through the date of payment: Mr. Childs, $1,250,000; Mr. Simmons, $416,667; Mr. Steel, $416,667; Mr. Wooley, $208,333; and Mr. Woodward, $208,333.

No Employment and Severance Agreements

The Named Executives do not have employment, severance or change-in-control agreements, although the vesting of long-term equity incentive awards may accelerate under certain circumstances, as described below under "Elements of Compensation – Long-Term Incentive Awards." The Named Executives serve at the will of the Board, which enables the Board to terminate the employment of any Named Executive with discretion as to the terms of any severance. This is consistent with the Company's performance-based employment and compensation philosophy.

Acceleration of Long-Term Incentive Awards. With respect to long-term incentive awards granted to the Named Executives, such awards will vest on an accelerated basis under certain circumstances.

Specifically, restricted stock unit awards granted to the Named Executives will vest on an accelerated basis (i) in the event of the Named Executive's involuntary termination without cause or resignation for good reason, or (ii) in the event of the Named Executive's death.

Performance share awards granted to the Named Executives will vest on an accelerated basis upon certain terminations of employment. In the event of the Named Executive's death prior to a change in control, the Named Executive will vest in a number of performance shares determined as follows: (i) for any annual performance period that has ended prior to the date of death, the number of performance shares earned for such performance period will vest on the date of death (or, if later the applicable certification date of performance for such performance period); plus (ii) for any annual performance period that has not yet commenced or is incomplete as of the date of death, 33% of the "target" number of performance shares subject to the award will vest on the date of death; plus (iii) for any annual performance period that has not yet commenced or is incomplete as of the date of death, the Named Executive's estate will remain eligible to vest in any in such number of additional performance shares as ultimately vest based on the Company's actual performance relative to the corporate performance objectives under such award at the end of the applicable annual performance period (or, if earlier, a change in control of the Company), which vesting will occur on the applicable certification date of performance for such performance period.

In the event of the Named Executive's involuntary termination without cause or resignation for good reason, in each case prior to a change in control, the Named Executive will vest or remain eligible to vest in such number of performance shares as ultimately vest based on the Company's actual performance relative to the corporate performance objectives under such award at the end of each applicable annual performance period (or, if earlier, a change in control of the Company), which vesting will occur on the later of the date of termination and the applicable certification date for such performance period, and be prorated for the portion of the three-year period covered by such awards that has elapsed prior to the date of termination.

For purposes of the performance shares, in the event of a change in control of the Company, the performance shares will be converted into a number of "vesting eligible shares" determined as follows: (i) for any annual performance period that has commenced but has not ended as of the date of the change in control, the greater of (a) 33% of the "target" number of performance shares subject to the award, or (b) the number of performance shares that would vest if performance had been measured against the corporate performance objectives as of the date of the change in control; plus (ii) for any annual performance period that has ended prior to the date of the change in control, the vesting eligible shares as determined for such completed annual performance period; plus (iii) for any annual performance period that has not yet commenced as of the date of the change in control, 33% of the "target" number of performance shares subject to the award. Such vesting eligible shares will vest on the last day of the third calendar year in the three-year performance period applicable to such award, subject to the Named Executive's continued employment or service through such date; provided that, in the event of the Named Executive's death, involuntary termination without cause or resignation for good reason, in each case following a change in control, any vesting eligible shares will vest upon the date of such termination.

Acceleration of 2023 Long-Term Cash Performance Awards.

The 2023 Long-Term Cash Performance Awards granted to the Named Executives will vest on an accelerated basis upon certain terminations of employment. In the event of the Named Executive's death prior to a change in control, the Named Executive will be eligible to be paid such portion of the award determined as follows: (i) for any annual performance period that has ended prior to the date of death for which a payment has not yet been made to the Named Executive, the cash amount earned for such performance period will be paid on the date of death (or, if later the applicable certification date of performance for such performance period); plus (ii) for any annual performance period that has not yet commenced or is incomplete as of the date of death, 33% of the "target" cash award eligible to vest during such annual performance period will be paid upon the Named Executive's death; plus (iii) for any annual performance period that has not yet commenced or is incomplete as of the date of death, the Named Executive's estate will remain eligible to vest in any additional portion of the cash award that is ultimately earned based on the Company's actual performance relative to the corporate performance objectives under such award at the end of the applicable annual performance period (or, if earlier, a change in control of the Company), which payment will occur on the applicable certification date of performance for such performance period.

In the event of the Named Executive's involuntary termination without cause or resignation for good reason, in each case prior to a change in control, the Named Executive will vest or remain eligible to vest in such portion of the award as is ultimately earned based on the Company's actual performance relative to the corporate performance objectives under such award at the end of each applicable annual performance period (or, if earlier, a change in control of the Company), which vesting will occur on the later of the date of termination and the applicable certification date for such performance period, and be prorated for the portion of the three-year period covered by such awards that has elapsed prior to the date of termination.

For purposes of the 2023 Long-Term Cash Performance Awards, in the event of a change in control of the Company, the award will be converted into a fixed cash award (the "vesting eligible cash") determined as follows: (i) for any annual performance period that has commenced but has not ended as of the date of the change in control, the greater of (a) 33% of the "target" cash award eligible to vest during such annual performance period, or (b) the amount of cash that would have been earned if performance had been measured against the corporate performance objectives as of the date of the change in control; plus (ii) for any annual performance period that has ended prior to the date of the change in control for which payment has not yet been made to the Named Executive, the cash award earned for such completed annual performance period; plus (iii) for any annual performance period that has not yet commenced as of the date of the change in control, 33% of the "target" cash award eligible to vest during such annual performance period. Such vesting eligible cash will vest in substantially equal installments on the remaining anniversaries of the grant date through and including May 2026, subject to the Named Executive's continued employment or service through such date; provided that, in the event of the Named Executive's death, involuntary termination without cause or resignation for good reason, in each case following a change in control, any vesting eligible cash will be paid upon the date of such termination.

Retirement and Other Benefits

The Company and SkyWest Airlines sponsor a 401(k) retirement plan for their eligible employees, including the Named Executives. The 401(k) retirement plan is a broad based, tax-qualified retirement plan under which eligible employees, including the Named Executives, may make annual pre-tax salary reduction contributions subject to the various limits imposed under the Internal Revenue Code of 1986, as amended (the "*Code*"). The sponsoring employer makes matching contributions under the plan on behalf of eligible participants; however, the right of Named Executives and other officers to such matching contributions is limited. The Compensation Committee believes that maintaining the 401(k) retirement plan and providing a means to save for retirement is an essential part of a competitive compensation package necessary to attract and retain talented executives.

The Company also maintains the SkyWest, Inc. 2002 Deferred Compensation Plan, a non-qualified deferred compensation plan for the benefit of officers and other highly compensated employees (the "*Deferred Compensation Plan*"). All of the Named Executives participate in the Deferred Compensation Plan. Under the Deferred Compensation Plan, the employer credits each Named Executive's account with a discretionary employer contribution equal to 15% of salary and annual cash incentive. These amounts are included in the Summary Compensation Table under the column "All Other Compensation". Additional information on the Deferred Compensation Plan is found in the section "Non-Qualified Deferred Compensation for 2023" below. The purpose of the Deferred Compensation Plan is to attract and retain executive talent by assisting with building retirement assets over the course of their career with the Company.

The Deferred Compensation Plan also permits eligible executives, including the Named Executives, to elect in advance of each calendar year to defer up to 100% of their cash salary and annual cash incentive compensation for the year. Only Mr. Simmons elected to defer any portion of his salary or annual cash incentive for 2023.

The Company and its subsidiaries do not maintain any defined benefit pension plans for the Named Executives.

Other Benefits

In addition to the benefits described above, the Company provides certain other benefits to the Named Executives that the Compensation Committee believes are generally consistent with the benefits provided to senior executives of other airlines. The Compensation Committee believes that those benefits, which are detailed in the footnotes to the Summary Compensation Table applicable to the heading "All Other Compensation" below, are reasonable, competitive and consistent with overall executive compensation objectives. Those benefits consist primarily of employer-paid premiums on health, dental and eye insurance, a personal automobile allowance, and use of Company-owned recreational equipment.

The Company and its subsidiaries also maintain a non-discriminatory, broad based program under which all full-time employees and their dependents, including the Named Executives and their dependents, may fly without charge on a space available basis on regularly scheduled flights of aircraft operated by the Company's operating airline subsidiary.

The Company has not agreed to provide its Named Executives with any gross-up or reimbursement for taxes.

Compensation Recovery Policy

In 2023, we adopted a compensation recovery policy in compliance with the Securities Exchange Act of 1934, as amended, and the corresponding Nasdaq Stock Market listing standards, which provides for the recovery of any excess incentive-based compensation from current and former executive officers in the event of an accounting restatement.

Under our 2019 Plan, in the event of an accounting restatement, awards under the 2019 Plan, including time-based and performance-based awards granted to the Named Executives, will be subject to recovery by the Company in a manner determined by the Compensation Committee.

Share Ownership Guidelines

The Company maintains ownership guidelines for the Named Executives to encourage the alignment of their interests with the long-term interests of the Company's shareholders. Each Named Executive is required to maintain a minimum ownership interest in the Company. The guideline ownership level is a number of shares of Common Stock having a value equal to a multiple of the annual base salary for each Named Executive. The Chief Executive's guideline ownership level is five times salary while the remaining Named Executives' guideline ownership level is three times salary.

The guidelines also include an expectation that the Named Executives will hold 50% of their net after-tax profit shares after vesting or option exercise if the applicable guideline ownership level has not yet been met. The Named Executives are limited in their ability to sell shares under long term incentive awards until their applicable guideline ownership level is reached. Each Named Executive met the ownership guidelines at December 31, 2023, except for Mr. Wooley who joined SkyWest Airlines in 2019 and is making progress toward meeting the ownership guidelines. The holdings of the Named Executives are summarized in the table entitled "Security Ownership of Certain Beneficial Owners" below.

Deductibility of Executive Compensation

Section 162(m) of the Code imposes a $1 million annual limit on the amount that a publicly traded company may deduct for compensation paid to certain of the company's executive officers. The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code, and has reserved, and continues to reserve, the right to approve compensation that may not be deductible under Code Section 162(m) in order to ensure competitive levels of total compensation for the Company's executive officers.

Effect of Compensation on Risk

The Compensation Committee believes the Company's compensation policies and practices are designed to create appropriate and meaningful incentives for the Company's employees without encouraging excessive or inappropriate risk taking. Among other factors, the Compensation Committee considered the following:

- The Company's compensation policies and practices are designed to include a significant level of long-term compensation, which discourages short-term risk taking;

- The base salaries and target cash incentive opportunities the Company provides to its employees are generally consistent with salaries paid for comparable positions in the Company's industry, and provide the Company's employees with steady income while reducing the incentive for employees to take risks in pursuit of short-term benefits;

- The Company's cash incentive and performance equity incentive compensation is capped at levels established by the Compensation Committee, consistent with peer data, and at which the Compensation Committee believes reduces the incentive for excessive risk-taking;

- The Company has established internal controls and adopted codes of ethics and business conduct, which are designed to reinforce the balanced compensation objectives established by the Compensation Committee;

- The Company has adopted equity ownership guidelines for its executive officers, which the Compensation Committee believes discourages excessive risk-taking; and

- There is a policy against hedging stock and against pledging stock or using it as collateral.

Based on the review outlined above, the Company has concluded that the risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the foregoing compensation discussion and analysis and discussed with the Company's management the information set forth herein. Based on such review and discussions with management, the Compensation Committee recommended to the Board that the foregoing compensation discussion and analysis be included in this proxy statement.

The Compensation Committee

Ronald J. Mittelstaedt, Chair
Smita Conjeevaram
Meredith S. Madden
Andrew Roberts
Keith E. Smith

The information contained in this Compensation Committee Report shall not be deemed to be "soliciting material," to be "filed" with the Securities and Exchange Commission or be subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing of SkyWest, Inc., except to the extent that SkyWest, Inc. specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the Named Executives for the years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards		Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
				Restricted Stock Units ($)(2)	Performance Shares ($)(2)				
Russell A. Childs	2023	$ 546,875	$ —	$ —	$ 2,300,000	$ —	$ 2,233,375	$ 467,213 (5)	$ 5,547,463
CEO & President.	2022	$ 500,000	$ —	$ —	$ 2,300,000	$ —	$ 340,000	$ 153,971	$ 3,293,971
	2021	$ 500,000	$ —	$ —	$ 2,300,000	$ —	$ 285,000	$ 173,862	$ 3,258,862
Robert J. Simmons	2023	$ 379,375	$ —	$ —	$ 800,000	$ —	$ 1,124,000	$ 275,199 (6)	$ 2,578,574
Chief Financial Officer.	2022	$ 345,000	$ —	$ —	$ 800,000	$ —	$ 310,000	$ 133,482	$ 1,588,482
	2021	$ 345,000	$ —	$ —	$ 800,000	$ —	$ 320,000	$ 133,362	$ 1,598,362
Wade J. Steel.	2023	$ 375,625	$ —	$ —	$ 800,000	$ —	$ 1,124,000	$ 251,095 (7)	$ 2,550,720
Chief Commercial Officer	2022	$ 335,000	$ —	$ —	$ 800,000	$ —	$ 300,000	$ 129,352	$ 1,564,352
	2022	$ 335,000	$ —	$ —	$ 800,000	$ —	$ 312,000	$ 123,922	$ 1,570,922
Greg S. Wooley	2023	$ 235,000	$ —	$ —	$ 473,000	$ —	$ 640,000	$ 139,581 (8)	$ 1,487,581
Executive Vice President Operations	2022	$ 210,000	$ _	$ _	$ 473,000	$ _	$ 195,000	$ 79,858	$ 957,858
	2021	$ 210,000	$ —	$ —	$ 473,000	$ —	$ 195,000	$ 68,398	$ 946,398
Eric J. Woodward	2023	$ 235,375	$ —	$ —	$ 275,000	$ —	$ 542,500	$ 137,639 (9)	$ 1,190,514
Chief Accounting Officer	2022	$ 211,000	$ —	$ —	$ 275,000	$ —	$ 126,600	$ 78,068	$ 690,668
	2021	$ 211,000	$ —	$ —	$ 275,000	$ —	$ 126,600	$ 69,701	$ 682,301

(1) No discretionary bonuses were awarded to the Named Executives in 2021, 2022 or 2023.

(2) These columns show the grant date fair value of stock awards granted during the applicable fiscal year as computed under ASC Topic 718 (excluding estimates for forfeitures in case of awards with service-based vesting). With respect to the performance share awards, the grant date fair value is reported based on the probable outcome of the performance conditions as of the grant date. The maximum potential value of the performance share awards, assuming the highest level of performance achievement, is as follows: Mr. Childs, $5,750,000 (2021), 5,750,000 (2022), $5,750,000 (2023); Mr. Simmons, $2,000,000 (2021), 2,000,000 (2022), $2,000,000 (2023); Mr. Steel, $2,000,000 (2021), 2,000,000 (2022), $2,000,000 (2023); Mr. Wooley, $1,182,500 (2021), $1,182,500 (2022) $1,182,500 (2023); and Mr. Woodward, $687,500 (2021), $687,500 (2022), $687,500 (2023). These amounts do not reflect the extent to which the Named Executive realized or will realize an actual financial benefit from the awards. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2023, which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(3) The amounts in this column reflect the annual cash incentive amounts earned in the year indicated based on performance in that year and paid in the subsequent year, and the 2023 Short-Term Cash Performance Award amounts paid in the year indicated. As described in the section entitled "Compensation Discussion and Analysis" above, these performance cash incentives payable to the Named Executives are calculated based upon the financial and operational performance of the Company or its subsidiaries. The threshold, target and maximum amount of each Named Executive's annual performance cash incentive opportunities for 2023 and the target amount of each Named Executive's 2023 Short-Term Cash Performance Award is reported in the "Grants of Plan-Based Awards for 2023"

table below. The annual cash incentive earned in 2023 and paid in 2024 to each Named Executive and reflected in the table above are as follows: Mr. Childs, $1,233,375; Mr. Simmons, $624,000; Mr. Steel, $624,000; Mr. Wooley, $390,000; and Mr. Woodward, $292,500. Additionally, the 2023 Short-Term Cash Performance Award amounts paid to the Named Executives during 2023 and reflected in the table above are as follows: Mr. Childs, $1,000,000; Mr. Simmons, $500,000; Mr. Steel, $500,000; Mr. Wooley, $250,000; and Mr. Woodward, $250,000.

(4) All other compensation for each Named Executive (as described in footnotes 5 through 9 below) increased in 2023 as compared to previous years due to the lapse of the CARES Act Limitations on April 1, 2023. As a result of the lapse of the CARES Act Limitations, (i) deferred compensation contributions made by the Company, which are calculated based on the applicable Named Executive's Non-Equity Incentive Plan Compensation, increased in 2023 due to the Named Executives' increased Non-Equity Incentive Plan Compensation following such lapse; and (ii) the Company was permitted to distribute excess user time hours, a paid-time off benefit, to its employees, including the Named Executives upon request from the employees. These higher amounts are not expected to continue in 2024.

(5) All other compensation for Mr. Childs for 2023 included $303,875 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2023 and $128,269 payout of excess user time. The remaining other compensation relates to employer-paid health insurance premiums, a personal vehicle lease and personal use of the Company's recreational equipment.

(6) All other compensation for Mr. Simmons for 2023 included $187,995 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2023 and $53,271 payout of excess user time. The remaining other compensation relates to employer-paid health insurance premiums, a personal vehicle lease and personal use of the Company's recreational equipment.

(7) All other compensation for Mr. Steel for 2023 included $177,918 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2023 and $40,769 payout of excess user time. The remaining other compensation relates to employer-paid health insurance premiums, a personal vehicle lease and personal use of the Company's recreational equipment.

(8) All other compensation for Mr. Wooley for 2023 included $105,918 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2023 and $15,625 payout of excess user time. The remaining other compensation relates to employer-paid health insurance premiums and personal use of the Company's recreational equipment.

(9) All other compensation for Mr. Woodward for 2023 included $96,639 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2023 and $21,635 payout of excess user time. The remaining other compensation relates to employer-paid health insurance premiums and personal use of the Company's recreational equipment.

Grants of Plan-Based Awards For 2023

The following table provides information about non-equity based and equity-based plan awards granted to the Named Executives for the year ended December 31, 2023:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards(4)			All Other Stock Awards Number of Units (#)	All Other Stock Awards Number of Options (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Russell A. Childs	7-Feb-2023(1)	$ 316,250	$ 632,500	$ 1,265,000							
	2-May-2023(2)	$ —	$ 1,500,000	$ 1,500,000							
	2-May-2023(3)	$ 750,000	$ 1,500,000	$ 3,750,000							
	7-Feb-2023(4)				61,662	123,324	308,310				$ 2,300,000
Robert J. Simmons . .	7-Feb-2023(1)	$ 160,000	$ 320,000	$ 640,000							
	2-May-2023(2)	$ —	$ 500,000	$ 500,000							
	2-May-2023(3)	$ 250,000	$ 500,000	$ 1,250,000							
	7-Feb-2023(4)				21,448	42,895	107,238				$ 800,000
Wade J. Steel.	7-Feb-2023(1)	$ 160,000	$ 320,000	$ 640,000							
	2-May-2023(2)	$ —	$ 500,000	$ 500,000							
	2-May-2023(3)	$ 250,000	$ 500,000	$ 1,250,000							
	7-Feb-2023(4)				21,448	42,895	107,238				$ 800,000
Greg S. Wooley	7-Feb-2023(1)	$ 100,000	$ 200,000	$ 400,000							
	2-May-2023(2)	$ —	$ 250,000	$ 250,000							
	2-May-2023(3)	$ 125,000	$ 250,000	$ 625,000							
	7-Feb-2023(4)				12,681	25,362	63,405				$ 473,000
Eric J. Woodward . . .	7-Feb-2023(1)	$ 75,000	$ 150,000	$ 300,000							
	2-May-2023(2)	$ —	$ 250,000	$ 250,000							
	2-May-2023(3)	$ 125,000	$ 250,000	$ 625,000							
	7-Feb-2023(4)				7,373	14,745	36,863				$ 275,000

(1) Amounts reflect the threshold, target and maximum amount of each Named Executive's annual cash incentive opportunity for 2023. As described in the section entitled "Compensation Discussion and Analysis" above, the annual cash incentives payable to the Named Executives are calculated based upon the financial, operational, and ESG performance of the Company or its subsidiaries.

(2) Amounts reflect the target amount of each Named Executive's the 2023 Short-Term Cash Performance Award. As described in the section entitled "Compensation Discussion and Analysis" above, the 2023 Short-Term Cash Performance Awards were earned based upon the financial and operational performance of the Company or its subsidiaries during 2023 and, other than with respect to one-third of the award payable to our Chief Executive Officer, were paid during 2023 and are reflected in the Summary Compensation Table. The remaining one-third of the award to our Chief Executive Officer will be paid in May 2024, subject to his continued employment through the date of payment.

(3) Amounts reflect the threshold, target and maximum amount of each Named Executive's 2023 Long-Term Cash Performance Award. As described in the section entitled "Compensation Discussion and Analysis" above and footnote (5) below, the 2023 Long-Term Cash Performance Awards are payable to the Named Executives are calculated based upon the same financial and operational performance of the Company or its subsidiaries as are applicable under the 2023 performance share awards.

(4) Represents the 2023 performance share awards. Under the 2023 performance share awards, the Company's performance against established performance metrics will be measured against objectives established for each of 2023, 2024 and 2025, with the resulting number of "earned" shares eligible to vest on December 31, 2025, subject to continued employment through that date. The Compensation Committee determined that the corporate objectives for purposes of such awards would be free cash flow, adjusted EBITDA, controllable completion, and controllable on-time departures for each of the performance years. For the 2023 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the four corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the actual results varied from the target levels of performance. The performance shares are allocated 33.3% to each performance measurement year (2023, 2024 and 2025), and then for each years' performance, 40% to free cash flow, 30% to the adjusted EBITDA objective, 20% to the controllable completion objective and 10% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). Until the vesting date, the shares underlying the performance shares are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest.

(5) This column shows the grant date fair value of the stock awards granted as computed under ASC Topic 718 (excluding estimates for forfeitures in case of awards with service-based vesting). With respect to the performance share awards, the grant date fair value is reported based on the probable outcome of the performance conditions as of the grant date. These amounts do not reflect the extent to which the Named Executive realized or will realize an actual financial benefit from the awards. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2023 which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Outstanding Equity Awards at Year-End

The following table provides information on the holdings of restricted stock units and performance shares by the Named Executives as of December 31, 2023. The Named Executives did not hold stock options as of December 31, 2023.

		Stock Awards		
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (6)($)	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Shares, Units or Other Rights That Have Not Vested (6)($)
Russell A. Childs.	76,889 (1)	$ 4,013,606		
	117,015 (2)	6,108,183	23,402 (2)	$ 1,221,584
	102,770 (3)	5,364,594	82,216 (3)	$ 4,291,675
Robert J. Simmons	26,744 (1)	$ 1,396,037		
	40,700 (2)	2,124,540	8,140 (2)	$ 424,908
	35,745 (3)	1,865,889	28,597 (3)	$ 1,492,763
Wade J. Steel	26,744 (1)	$ 1,396,037		
	40,700 (2)	2,124,540	8,140 (2)	$ 424,908
	35,745 (3)	1,865,889	28,597 (3)	$ 1,492,763
Greg S. Wooley	15,813 (1)	$ 825,439		
	24,065 (2)	1,256,193	4,812 (2)	$ 251,186
	21,135 (3)	1,103,247	16,908 (3)	$ 882,598
Eric J. Woodward	9,194 (1)	$ 479,927		
	13,990 (2)	730,278	2,798 (2)	$ 146,056
	12,288 (3)	641,434	9,830 (3)	$ 513,126

(1) Represents the 2021 performance share awards. Under the 2021 performance share awards, the Company's performance against established performance metrics was measured against objectives established for each of 2021 and 2022, with the resulting number of "earned" shares eligible to vest on December 31, 2023, subject to continued employment through that date. The corporate objectives for purposes of such awards were adjusted EBITDA per share, return on invested capital and controllable completion measured over two one-year performance periods. For the 2021 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares were allocated 50% to each performance measurement year, and then for each years' performance, 40% to the adjusted EBITDA per share objective, 40% to the average return on invested capital objective and 20% to the average controllable completion in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee was eligible to be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance was below the threshold level for one or more of the objectives, no performance shares will be eligible to be earned with respect to such objective(s). The actual number of shares of our common stock issued to our Named Executives following the conclusion of a performance period was based on our performance relative to the corporate performance objectives for that performance period. In February 2024, the Compensation Committee determined that the Company had achieved a 150% performance level for these awards, and such awards vested at 150% of target levels on February 10, 2024. In addition, these awards are reported in the "Number of Shares or Units of Stock" column because, as of December 31, 2023, the applicable performance objectives had been met and the vesting of the awards was subject only to the Compensation Committee's certification of such results.

(2) Represents the 2022 performance share awards. Under the 2022 performance share awards, the Company's performance against established performance metrics will be measured against objectives established for each of 2022, 2023 and 2024, with the resulting number of "earned" shares eligible to vest on December 31, 2024, subject

to continued employment through that date. The Compensation Committee determined that the corporate objectives for purposes of such awards would be adjusted EBITDA, controllable completion, and controllable on-time departures for each of the performance years. For the 2022 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the actual results varied from the target levels of performance. The performance shares are allocated 33.3% to each performance measurement year, and then for each years' performance, 34% to the adjusted EBITDA objective, 33% to the controllable completion objective and 33% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). Until the vesting date, the shares underlying the performance shares are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest.

In February 2024, the Compensation Committee determined that the Company had achieved a 250% performance level for the portion of these awards eligible to vest based on 2022 performance and a 250% performance level for the portion of these awards eligible to vest based on 2023 performance, which awards remain subject to vesting based on the Named Executives' continued employment through December 31, 2024. The portion of these awards that was earned based on 2022 and 2023 performance is reported in the "Number of Shares or Units of Stock" column because, as of December 31, 2023, the applicable performance objectives had been met for such portion of the award and the vesting of the awards remained subject only to the Compensation Committee's certification of such results and continued employment through December 31, 2024. For the portion of these awards tied to 2024 performance, the Company has reported the number and market value of the performance shares subject to these portions of the awards based on target performance in the "Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested" column.

(3) Represents the 2023 performance share awards. Under the 2023 performance share awards, the Company's performance against established performance metrics will be measured against objectives established for each of 2023, 2024 and 2025, with the resulting number of "earned" shares eligible to vest on December 31, 2025, subject to continued employment through that date. The Compensation Committee determined that the corporate objectives for purposes of such awards would be free cash flow, adjusted EBITDA, controllable completion, and controllable on-time departures for each of the performance years. For the 2023 performance share awards, the Compensation Committee established threshold, target and maximum performance levels for each of the four corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the actual results varied from the target levels of performance. The performance shares are allocated 33.3% to each performance measurement year, and then for each years' performance, 40% to the free cash flow objective, 30% to the adjusted EBITDA objective, 20% to the controllable completion objective and 10% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). Until the vesting date, the shares underlying the performance shares are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest.

In February 2024, the Compensation Committee determined that the Company had achieved a 250% performance level for the portion of these awards eligible to vest based on 2023 performance, which awards remain subject to vesting based on the Named Executives' continued employment through December 31, 2025. The portion of these awards that was earned based on 2023 performance is reported in the "Number of Shares or Units of Stock" column because, as of December 31, 2023, the applicable performance objectives had been met for such portion of the award and the vesting of the awards remained subject only to the Compensation Committee's certification of such results and continued employment through December 31, 2025. For the portion of these awards tied to 2024 and 2025 performance, the Company has reported the number and market value of the performance shares subject to these portions of the awards based on target performance in the "Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested" column.

(4) Based on market closing price per share of our common stock of $52.20 on December 29, 2023, the last trading day of 2023.

Option Exercises and Stock Vested

Stock options exercised, restricted stock units and performance shares that vested for the Named Executives during the year ended December 31, 2023 are outlined below.

| | Options Awards | | Stock Awards (1) | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name				
Russell A. Childs	—	$ —	23,954	$ 444,945
Robert J. Simmons.	—	$ —	8,331	$ 154,748
Wade J. Steel	—	$ —	8,331	$ 154,748
Greg S. Wooley	—	$ —	2,291	$ 42,555
Eric J. Woodward	—	$ —	3,020	$ 56,096

(1) Includes both restricted stock units and performance shares that vested during the year ended December 31, 2023.

Non-Qualified Deferred Compensation for 2023

Pursuant to the SkyWest Deferred Compensation Plan, covered Named Executives may elect prior to the beginning of each calendar year to defer the receipt of base salary and annual performance cash incentives earned for the ensuing calendar year. Amounts deferred are credited to an unfunded liability account maintained by the Company on behalf of the applicable Named Executive, which account is deemed invested in and earns a rate of return based upon certain notational, self-directed investment options offered under the applicable plan.

Each Named Executive's account under the SkyWest Deferred Compensation Plan is also credited with a discretionary employer contribution monthly, whether or not the Named Executive contributes. For 2023 that discretionary employer contribution was 15% of the Named Executive's salary, annual cash incentive and short-term performance cash incentive. Participant account balances under the SkyWest Deferred Compensation Plan are fully vested and will be paid by the Company to each Named Executive upon retirement or separation from employment, or on other specified dates, in a lump sum form or in installments according to a schedule elected in advance by the Named Executive.

The following table provides information regarding the SkyWest Deferred Compensation Plan for the year ended December 31, 2023:

Name	Executive Contributions in Last Year ($)(1)	Registrant Contributions in Last Year ($)(2)	Aggregate Earnings in Last Year ($)(3)	Aggregate Withdrawals/ Distributions in Last Year ($)	Aggregate Balance at Last Year End ($)(4)
Russell A. Childs	$ —	$ 303,875	$ 323,629	$ —	$ 3,348,978
Robert J. Simmons	$ 3,937	$ 187,995	$ 109,178	$ —	$ 1,470,982
Wade J. Steel	$ —	$ 177,918	$ 195,820	$ —	$ 1,835,987
Greg S. Wooley	$ —	$ 105,918	$ 10,681	$ —	$ 272,125
Eric J. Woodward	$ —	$ 96,639	$ 106,230	$ —	$ 1,158,975

(1) The amount in this column represents deferral of base salary for 2023 and annual performance cash incentives earned for the ensuing calendar year, which deferred amounts are reported in the Summary Compensation Table above.

(2) The amounts in this column reflect the amounts of employer contributions credited under the applicable deferred compensation plan for 2023 at the rate of 15% of each Executive's 2023 base salary, annual cash incentive and short-term performance cash incentive which was paid in 2023. The amounts reported in this column are also included in the amounts reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(3) The amounts in this column reflect the notational earnings during 2023 credited to each Executive's account under the SkyWest Deferred Compensation Plan. These amounts are not reported in the Summary Compensation Table because they are based on market rates determined by reference to mutual funds that are available to participants in the SkyWest 401(k) Plan or otherwise broadly available.

(4) All Named Executive and Company contributions in prior years to the SkyWest Deferred Compensation Plan have been reported in the Summary Compensation Tables in the company's previously filed proxy statements, to the extent that an executive was a named executive officer in that fiscal year. These amounts are as follows: Mr. Childs, $303,875 (2023), $119,309 (2022), and $138,548 (2021); Mr. Simmons, $187,995 (2023), $101,309 (2022), and $158,335 (2021); Mr. Steel, $177,918 (2023), $98,585 (2022), and $92,654 (2021); Mr. Wooley, $105,918 (2023), $62,285 (2022), and $50,508 (2021); and Mr. Woodward, $96,639 (2023), $53,112 (2022), and $50,468 (2021).

At the election of the executive, deferred amounts are invested in a selection of third-party investment funds and each executive receives the rates of return under those funds on such deferred amounts.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain payments or benefits that would be payable under the existing plans and programs of the Company and its subsidiaries if a Named Executive's employment had terminated on December 31, 2023, or the Company had undergone a change in control on December 31, 2023. These benefits are in addition to benefits generally available to all salaried employees of the Company in connection with a termination of employment, such as distributions from the 401(k) plan and accrued vacation pay. Except as noted below, the Named Executives do not have any other severance benefits, severance agreements or change in control agreements. As discussed above in the Compensation Discussion and Analysis under "Long-Term Incentive Awards" and "One-Time Supplemental 2023 Long-Term Cash Awards," each of these awards vest on an accelerated basis under certain circumstances, but there is no single trigger accelerated vesting of such awards upon a change in control.

The following table shows for each Named Executive the intrinsic value of his unvested performance shares and his unvested 2023 Cash Performance Award, as of December 31, 2023, the vesting or settlement of which would have been accelerated had a change in control of the Company occurred on that date and/or a termination under one of the circumstances identified below had occurred on that date, calculated in the case of performance shares, by multiplying the number of underlying shares by the closing price of the Common Stock on December 29, 2023, the last trading day of 2023 ($52.20 per share).

Name	Change in Control	Involuntary Termination Following a Change in Control or Death	Involuntary Termination Prior to a Change in Control
Russell A. Childs			
Performance Share Acceleration (1).	$ 4,013,606	$ 20,999,642	$ 15,486,383
2023 Cash Performance Award Acceleration (2)	$ —	$ 2,250,000	$ 1,250,000
Robert J. Simmons			
Performance Share Acceleration (1).	$ 1,396,037	$ 7,304,137	$ 5,386,466
2023 Cash Performance Award Acceleration (2)	$ —	$ 750,000	$ 416,667
Wade J. Steel			
Performance Share Acceleration (1).	$ 1,396,037	$ 7,304,137	$ 5,386,466
2023 Cash Performance Award Acceleration (2)	$ —	$ 750,000	$ 416,667
Greg S. Wooley			
Performance Share Acceleration (1).	$ 825,439	$ 4,318,663	$ 3,184,879
2023 Cash Performance Award Acceleration (2)	$ —	$ 375,000	$ 208,333
Eric J. Woodward			
Performance Share Acceleration (1).	$ 479,927	$ 2,510,820	$ 1,851,638
2023 Cash Performance Award Acceleration (2)	$ —	$ 375,000	$ 208,333

(1) Reflects the value of the portion of the performance shares granted in 2022 and 2023 that would vest in each of the three enumerated scenarios (with the values reflected based on actual performance achievement for any completed annual performance periods and at "target" performance levels for any annual performance period that had not yet commenced at December 31, 2023). While 2021 performance shares were no longer subject to performance or service conditions at December 31, 2023, they are included in this table as the settlement of such performance shares would have accelerated (as compared to the regular settlement date in February 2024 upon Compensation Committee certification of final performance results) upon the occurrence of a change in control. The value of these 2021 performance shares are reflected in the other two columns, but no acceleration of the settlement of such awards would occur under a termination under those circumstances (and such awards would vest in February 2024 upon Compensation Committee certification of final performance results).

(2) Reflects the portion of the 2023 Long-Term Cash Performance Awards granted in 2023 that would be earned and paid in each of the three enumerated scenarios (with the values reflected based on actual performance achievement for any completed annual performance periods and at "target" performance levels for any annual performance period that had not yet commenced at December 31, 2023).

Deferred Compensation. If the employment of a Named Executive were terminated on December 31, 2023, the Named Executive would have become entitled to receive the balance in his account under the applicable deferred compensation plan. Distribution would be made in the form of a lump sum or in installments, and in accordance with the distributions schedule elected by the Named Executive under the applicable plan. The 2023 year-end account balances under those plans are shown in the applicable Non-Qualified Deferred Compensation Tables included herein. A Named Executive's account balance would continue to be credited with notational investment earnings or losses through the date of actual distribution.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the relationship of the annual total compensation of our employees and the annual total compensation of Russell A. Childs, our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner that is intended to be consistent with Item 402(u) of Regulation S-K.

For 2023, our last completed fiscal year:

- the median of the annual total compensation of all employees of the Company (other than the CEO) was $47,860; and

- the annual total compensation of the CEO, as reported in the Summary Compensation Table included elsewhere in this Proxy Statement, was $5,547,463.

Based on this information, for 2023, the ratio of the annual total compensation of Mr. Childs, the CEO, to the median of the total compensation of all employees of the Company, was 116 to 1.

Determining the Median Employee. The Company determined that, as of December 31, 2023, the employee population consisted of approximately 13,000 individuals. The employee workforce consists of full and part time employees. For purposes of measuring the compensation of the employees, the Company selected total annual cash compensation for 2023 as the most appropriate measure of compensation, which was consistently applied to all the employees included in the calculation. With respect to the total annual compensation of the "median employee," the Company identified and calculated the elements of such employee's compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in the annual total compensation reflected above.

Pay Versus Performance

Pay Versus Performance Table

The table below summarizes the total compensation, compensation actually paid, and other metrics used to evaluate the Named Executives' compensation to the Company's performance.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to (Lost by) CEO ($)	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)	Net Income (Loss) ($)	Adjusted EBITDA ($)
2023	$ 5,547,463	$ 20,110,631	$ 1,951,847	$ 5,667,806	$ 81.05	$ 168.12	$ 34,342	$ 731,965
2022	$ 3,293,971	$ (917,779)	$ 1,200,340	$ 150,606	$ 25.63	$ 140.02	$ 72,953	$ 656,419
2021	$ 3,258,862	$ 5,158,789	$ 1,199,495	$ 1,698,313	$ 61.02	$ 165.47	$ 111,910	$ 785,421
2020	$ 3,353,359	$ (204,845)	$ 1,074,101	$ 219,131	$ 62.59	$ 130.86	$ (8,515)	$ 694,489

(b) The amounts in this column represents the total compensation of our chief executive officer ("CEO"), Russell A. Childs, for each of the fiscal years ended December 31, 2020, 2021, 2022 and 2023, as reported in the Summary Compensation Table included in the Executive Compensation section of this Proxy Statement. Mr. Childs was our principal executive officer for each of these years.

(c) The amounts in this column represents the total compensation actually paid to (lost by) the CEO for the years indicated, adjusting the total compensation from column (b) by the amounts in the "Adjustments" table below.

(d) The amounts in this column represents the average total compensation of our Named Executives, excluding the CEO (the "Non-CEO NEOs"), Robert J. Simmons, Wade J. Steel, Greg S. Wooley and Eric J. Woodward, for each of the fiscal years ended December 31, 2020, 2021, 2022 and 2023, as reported in the Summary Compensation Table of the proxy statement filed in the applicable year.

(e) The amounts in this column represents the average total compensation actually paid to the Non-CEO NEOs for the years indicated, adjusting the total compensation from column (d) by the amounts in the "Adjustments" table below.

(f) The total shareholder return shows the cumulative total shareholder return on our common stock through the last day of each fiscal year reflected in the table above, assuming an initial investment of $100.00 on December 31, 2019, with dividends reinvested.

(g) The peer group total shareholder return shows the cumulative total shareholder return of the Nasdaq Stock Market Transportation Index through the last day of each fiscal year reflected in the table above, assuming an initial investment of $100.00 on December 31, 2019, with dividends reinvested.

(h) The amounts in this column represent the Company's net income (loss) for the indicated years as reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(i) Although we use numerous financial performance measures for the purpose of evaluating Company performance for the compensation of the Named Executives, we have determined that adjusted EBITDA is the financial performance measure that, in our assessment, represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link Company performance and Named Executive compensation for the most recently completed fiscal year. The amounts in this column represent the Company's adjusted EBITDA for the indicated years. (Adjusted EBTIDA is a non-GAAP measure. See Appendix A to this proxy statement on page 90 for a reconciliation of adjusted EBITDA for each of the fiscal years ending December 31, 2020, 2021, 2022 and 2023 to the most directly comparable financial measure for each such year prepared in accordance with GAAP.)

Relationship between Compensation Actually Paid and Performance

The graphs below compare the compensation actually paid to our CEO and the average of the compensation actually paid to our Non-CEO NEOs, with (i) our cumulative total shareholder return, (ii) our peer group total shareholder return, (iii) our net income, and (iv) our adjusted EBITDA, in each case, for the fiscal years ended December 31, 2020, 2021, 2022 and 2023.

Relationship between Compensation Actually Paid and Total Shareholder Return



Relationship between Compensation Actually Paid and Net Income



Relationship between Compensation Actually Paid and Adjusted EBITDA



Adjustments from Total Compensation to Compensation Actually Paid

The amounts reported in the "Compensation Actually Paid to CEO" and "Average Compensation Actually Paid to Non-CEO NEOs" columns do not reflect the actual compensation paid to or realized by our CEO or our Non-CEO NEOs during each applicable year. The calculation of compensation actually paid for purposes of this table includes point-in-time fair values of stock awards and these values will fluctuate based on our stock price, various accounting valuation assumptions and projected performance related to our performance awards. See the Summary Compensation Table for certain other compensation of our CEO and our Non-CEO NEOs for each applicable fiscal year and the Option Exercises and Stock Vested table for the value realized by each of them upon the vesting of stock awards during 2023.

The table below summarizes the adjustments made to the total compensation as reported in the Summary Compensation Table included in the Executive Compensation section of this Proxy Statement to determine the total actual compensation paid to the CEO and average Non-CEO NEOs for the years indicated as reported in the table above.

	2023	
Adjustments To Total Compensation	**CEO**	**Average Non-CEO NEOs**
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for year indicated	$ (2,300,000)	$ (587,000)
Increase based on ASC 718 Fair Value of awards granted during year indicated that remain unvested as of the end of the indicated year (1).	9,656,269	2,464,434
Increase for awards granted during prior year(s) that were outstanding and unvested as of end of the indicated year, determined based on change in ASC 718 Fair Value from the end of the prior year to the end of the indicated year (1).	4,431,880	1,131,074
Increase for awards granted during a prior year that vested during the indicated year, determined based on change in ASC 718 Fair Value from the end of the prior year to the vesting date (2)	2,775,019	707,451
Total adjustments	$ 14,563,168	$ 3,715,959

(1) The fair value of the unvested performance share awards at the end of each fiscal year reflected in the table above is determined using the Company's estimated achievement of the performance objectives at the end of the indicated year. The Company's assumption for the each of the performance share grants in the year indicated is shown in the table below.

	Performance Period			
Performance Share Performance Assumptions	**2022**	**2023**	**2024**	**2025**
2023 Performance Share Grant	—	250%	100%	100%
2022 Performance Share Grant	250%	250%	100%	—

(2) The fair value of the vested awards is determined by multiplying the number of shares vested by the share price on the date of vesting.

Financial Performance Measures

The Company considers the financial performance measures in the table below to be the most important financial performance measures used to link compensation actually paid to the Named Executives to company performance during for 2023.

Financial Performance Measures
Adjusted EBITDA
Free Cash Flow
Adjusted Pre-Tax Earnings

Each of these financial performance measures is a non-GAAP measure. Adjusted EBITDA is the Company's operating income under GAAP, excluding: depreciation expense, the impact of the recognition or reversal of deferred revenue and unbilled revenue, non-cash impairment charges, early lease termination charges and other special, non-recurring items. Free cash flow is defined as adjusted EBIDTA less non-aircraft capital expenditures. Adjusted pre-tax earnings (loss) is GAAP pre-tax earnings excluding the impact of the recognition or reversal of deferred revenue and unbilled revenue, non-cash impairment charges and other unusual non-recurring items. See Appendix A to this proxy statement on page 90 for a reconciliation of the Company's adjusted EBITDA, adjusted pre-tax earnings and free cash flow to the most directly comparable financial measure prepared in accordance with GAAP.

For additional details regarding our most important financial performance measures, please see the sections titled "Annual Cash Incentive" and "Long-Term Incentive Awards" in our Compensation Discussion and Analysis elsewhere in this Proxy Statement.

DIRECTOR COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company of its directors.

Cash Compensation Paid to Directors

For the year ended December 31, 2023, all directors who were not employees of the Company received an annual cash retainer of $100,000. The Chair of the Audit Committee was paid an annual fee of $20,000, the Chair of the Compensation Committee was paid an annual fee of $15,000, the Chair of Nominating and Corporate Governance Committee was paid an annual fee of $10,000, the Chair of the Safety and Compliance Committee was paid an annual fee of $10,000 and the Lead Independent Director was paid an annual fee of $20,000. The members of the Audit Committee were paid an annual fee of $4,000. The Board Chair was paid an annual fee of $100,000. Russell A. Childs, who is a director and an employee of the Company, received no compensation for his service on the Board.

Stock Awards

Each non-employee director receives a stock award annually, the value of which is determined annually by the Board. On February 15, 2023, each of the non-employee directors received an award of 5,362 vested shares of Common Stock, representing approximately $100,000 of value based on the stock price as of the date of such award. The Company did not grant stock options to its non-employee directors in 2023.

Share Ownership Guidelines

The Company maintains ownership guidelines for the directors to encourage the alignment of their interests with the long-term interests of the Company's shareholders. Each director is required to maintain a minimum ownership interest in the Company. The guideline ownership level is a number of shares of Common Stock having a value equal to at least five times the cash component of the annual base compensation for each director. Each director met the ownership guidelines at December 31, 2023. The holdings of the directors are summarized in the table entitled "Security Ownership of Certain Beneficial Owners" below.

DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid by the Company to its non-employee directors for the year ended December 31, 2023.

	(b)	(c)	(d)	(e)	(f)	(g)
(a)				Change in Pension Value and Deferred Compensation	All Other	
Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)	Earnings ($)	Compensation ($)	Total ($)
Jerry C. Atkin	$ 200,000	$ 100,000	—	—	—	$ 300,000
Smita Conjeevaram	$ 104,000	$ 100,000	—	—	—	$ 204,000
Meredith S. Madden	$ 104,000	$ 100,000	—	—	—	$ 204,000
Ronald J. Mittelstaedt	$ 115,000	$ 100,000	—	—	—	$ 215,000
Andrew C. Roberts	$ 114,000	$ 100,000	—	—	—	$ 214,000
Keith E. Smith	$ 120,000	$ 100,000	—	—	—	$ 220,000
James L. Welch	$ 134,000	$ 100,000	—	—	—	$ 234,000

(1) Russell A. Childs, the CEO, President and a director of the Company, is not included in the foregoing table as he was an employee of the Company during 2023 and received no financial remuneration for his service as a director.

(2) Represents the aggregate grant date fair market values of awards as computed under ASC Topic 718. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2023, which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. All such shares of our common stock are fully vested and none of our non-employee directors holds, or as of December 31, 2023 held any unvested shares or other equity awards.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Parties

Since the beginning of the year ended December 31, 2023 through the date of this Proxy Statement, the Company did not have any transactions with related parties that required disclosure.

Review and Approval of Transactions with Related Parties

The Company believes that transactions between the Company and its directors and executive officers, or between the Company and persons related to directors and executive officers of the Company, present a heightened risk of creating or appearing to create a conflict of interest. Accordingly, the Company has adopted a policy regarding related-party transactions that has been approved by the Board and incorporated into the Charter of the Audit Committee. The policy provides that the Audit Committee will review all transactions between the Company and related persons (as defined in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission) for potential conflicts of interest. Under the Company's policy, all transactions between the Company and related persons are required to be submitted to the Audit Committee for approval prior to the Company's entry or participation in such transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Security Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of the Common Stock as of March 7, 2024, for each director and nominee for director, each Named Executive, and by all directors (including nominees) and executive officers of the Company as a group. In computing the number and percentage of shares beneficially owned by each person, the table includes any shares that the beneficial owner has the right to acquire within 60 days of March 7, 2024.

Name	Number of Shares of Common Stock Beneficially Owned	Beneficial Ownership Percentage (1)
Russell A. Childs	197,000	(2)
Robert J. Simmons	72,964	(2)
Wade J. Steel	61,480	(2)
Greg S. Wooley	17,885	(2)
Eric J. Woodward	28,350	(2)
Jerry C. Atkin	443,964	1.1 %
Smita Conjeevaram	10,644	(2)
Derek J. Leathers	—	—
Meredith S. Madden	28,832	(2)
Ronald J. Mittelstaedt	36,283	(2)
Andrew C. Roberts	27,253	(2)
Keith E. Smith	36,283	(2)
James L. Welch	58,067	(2)
All officers and directors (including nominees) as a group (13 persons)	1,019,005	2.5 %

(1) Based on 40,363,370 shares outstanding as of March 7, 2024.

(2) Less than one percent of the total shares outstanding as of March 7, 2024.

Security Ownership of Other Beneficial Owners

As of March 7, 2024, the Company's records and other information available from outside sources indicated that the following shareholders were beneficial owners of more than five percent of the outstanding shares of Common Stock. The information following is as reported in filings with the Securities and Exchange Commission. The Company is not aware of any other beneficial owner of more than five percent of the Common Stock.

Name	Amount of Beneficial Ownership Common Stock	
	Shares	Percent of Class
BlackRock, Inc. .... 50 Hudson Yards New York, NY 10001	6,522,531 (1)	16.2 %
The Vanguard Group .... 100 Vanguard Blvd Malvern, PA 19355	4,912,802 (2)	12.2 %
Dimensional Fund Advisors LP .... 6300 Bee Cave Road, Building One Austin, TX 78746	3,448,284 (3)	8.5 %

(1) Based on a Schedule 13G/A filed on January 22, 2024 by BlackRock, Inc., which stated therein that it has sole voting power over 6,440,277 shares and sole dispositive power over 6,522,531 shares.

(2) Based on a Schedule 13G/A filed on February 13, 2024 by The Vanguard Group, Inc., which stated therein that it has shared voting power over 35,742 shares, sole dispositive power over 4,854,945 shares and shared dispositive power over 57,857 shares.

(3) Based on a Schedule 13G/A filed on February 9, 2024 by Dimensional Fund Advisors LP, which stated therein that it has sole voting power over 3,400,309 shares and sole dispositive power over 3,448,284 shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information regarding the Company's equity compensation plans as of December 31, 2023.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders (1)	962,642	$ — (2)	2,855,806 (3)

(1) Consists of the Company's SkyWest Inc. 2019 Long-Term Incentive Plan and the Employee Stock Purchase Plan. Performance awards are included at "target" levels.

(2) Represents the weighted average exercise price of the outstanding stock options. As of December 31, 2023, there were no outstanding stock options.

(3) Includes 288,210 shares remaining available for future issuance under the Employee Stock Purchase Plan, of which 29,154 were eligible to be purchased during the purchase period in effect on December 31, 2023.

PROPOSAL 2
ADVISORY VOTE ON NAMED EXECUTIVE COMPENSATION

Background

Section 14A of the Exchange Act, which was enacted pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act, requires that the Company provide its shareholders with the opportunity to vote on an advisory (non-binding) resolution to approve the compensation of the Named Executives (referred to as a "Say-on-Pay" proposal) as disclosed in this Proxy Statement.

Accordingly, the following resolution will be submitted to the Company's shareholders for approval at the Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executives, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2023 Executive Compensation table and the other related tables and disclosure."

As described in detail under the heading "Compensation Discussion and Analysis," the Board believes the Company's compensation of the Named Executives achieves the primary goals of (i) attracting and retaining experienced, well-qualified executives capable of implementing the Company's strategic and operational objectives, (ii) aligning management compensation with the creation of shareholder value on an annual and long term basis, and (iii) linking a substantial portion of the Named Executives' compensation with long term Company performance and the achievement of pre-determined goals, while at the same time avoiding the encouragement of unnecessary or excessive risk taking. The Board encourages you to review in detail the Compensation Discussion and Analysis beginning on page 23 of this Proxy Statement and the executive compensation tables beginning on page 43 of this Proxy Statement. In light of the information set forth in such sections of this Proxy Statement, the Board believes the compensation of the Named Executives for the fiscal year ended December 31, 2023, was fair and reasonable and that the Company's compensation programs and practices are in the best interests of the Company and its shareholders.

The vote on this Say-on-Pay resolution is not intended to address any specific element of compensation; rather, the vote relates to all aspects of the compensation of the Named Executives, as described in this Proxy Statement. While this vote is only advisory in nature, which means that the vote is not binding on the Company, the Board and the Compensation Committee (which is composed solely of independent directors), value the opinion of the Company's shareholders and will consider the outcome of the vote when addressing future compensation arrangements.

Voting

Assuming a quorum is present at the Meeting, approval of Proposal 2 (on a non-binding, advisory basis) requires that the number of votes cast at the Meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast in opposition to the proposal.

The Board Recommends that Shareholders Vote *FOR* Approval of the Compensation of the Named Executives, as disclosed in this Proxy Statement.

PROPOSAL 3
AMENDMENT AND RESTATEMENT OF THE SKYWEST, INC. 2019 LONG-TERM INCENTIVE PLAN

Introduction

We are requesting that our shareholders approve the amendment and restatement of our existing SkyWest, Inc. 2019 Long-Term Incentive Plan (the "Existing Plan"). In this proxy statement, we refer to the proposed amended and restated SkyWest, Inc. 2019 Long-Term Incentive Plan as the "Restated Plan." In February 2024, our Board approved the Restated Plan, subject to shareholder approval. The Restated Plan will be effective as of the date on which our shareholders approve the Restated Plan (the "Restatement Effective Date"). If the Restated Plan is not approved by our shareholders, the Restated Plan will not become effective, the Existing Plan will continue in full force and effect, and we may continue to grant awards under the Existing Plan, subject to its terms, conditions and limitations, using the shares available for issuance thereunder.

Employees and consultants of the Company and its subsidiaries and members of our board of directors will be eligible to receive awards under the Restated Plan, including incentive stock options ("ISOs"), non-qualified stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, other share-based awards, including grants of unrestricted stock, and performance awards, including annual and long-term cash performance awards.

A description of the material terms of the Restated Plan are summarized below. The key differences between the terms of the Existing Plan and the Restated Plan are as follows:

- *Shares Available for Issuance.* We are asking our shareholders to approve an increase of 1,298,000 in the number of shares available for issuance under the Restated Plan over the existing share reserve under the Existing Plan. As of December 31, 2023, there were 2,600,000 shares available for future grants under the Existing Plan (with performance awards counted assuming "target" performance). Assuming shareholder approval, and subject to adjustments for changes in capitalization and the Restated Plan's share counting provisions, as of the Restatement Effective Date, there will be 3,898,000 shares available for future awards, less any grants made under the Existing Plan after December 31, 2023 and prior to the Restatement Effective Date (with any "Full Value Awards" counted as 1.65 shares for every one share actually granted, as described below).

  For purposes of calculating the shares that remain available for issuance under the Restated Plan, grants of options and SARs will be counted as the grant of one share for each one share actually granted, as described above. However, to protect shareholders from the potentially greater dilutive effect of awards other than an option or SAR (or other award subject to an exercise price, strike price or similar concept) (a "Full Value Award"), all grants of Full Value Awards will be deducted from the Restated Plan's share reserve as 1.65 shares for every one share actually granted.

  The proposed increase in shares available for issuance under the Restated Plan (over the existing share reserve under the Existing Plan) has been reviewed and approved by our Board. In the process, the Board determined that the existing number of shares available for issuance under the Existing Plan was insufficient to meet our ongoing needs to provide long-term incentive grants on an ongoing and regular basis to motivate, reward and retain key employees who create shareholder value. The increase in shares has been necessitated by the hiring of new employees, and by granting additional stock awards to current employees as long-term incentives. The increase will enable us to continue our policy of equity ownership by employees and directors as an incentive to contribute to our continued success.

- *Incentive Stock Option Limit.* Under the Restated Plan, no more than 10,000,000 shares may be issued upon the exercise of incentive stock options, or ISOs, subject to adjustment for changes in our capitalization and certain corporate transactions, as described below.

- *Minimum Vesting Period.* The Restated Plan contains a minimum vesting period which provides that no award agreement will provide for vesting of the award thereunder earlier than one year after the applicable grant date; provided, however, that the minimum vesting restrictions will not apply to (1) awards granted after the effective date of the Restated Plan that cover, in the aggregate, no more than 5% of the shares of Common Stock authorized for grant under the Restated Plan, (2) awards delivered in lieu of fully-vested cash-based awards under the Restated Plan (or other fully-vested cash awards or payments), and (3) any awards to non-employee directors for which the vesting period runs from the date of one annual meeting of our stockholders to the next annual meeting of our stockholders (so long as such period is at least 50 weeks).

- *Claw-back Provisions.* Under the Restated Plan, in the event of an accounting restatement, the plan administrator may in its sole discretion require a participant to repay or forfeit that portion of time- and/or performance-based awards that were granted, earned or vested during the Company's three immediately preceding completed fiscal years that the Committee determines was in excess of the amount that would have been granted, earned or vested during such period based on the restated results. Additionally, all awards will be subject to the provisions of any claw-back policy implemented by the Company as and to the extent set forth in such claw-back policy or the applicable award agreement.

- *Treatment of Awards Upon Non-Assumption in a Change in Control.* Under the Restated Plan, in the event of a change in control, unless such awards are assumed or substituted or unless otherwise determined by the administrator and specified in the award agreement, all then-outstanding awards will become fully exercisable and vested upon the change in control, with all applicable performance goals or other vesting criteria deemed achieved as follows: (i) for any performance period that has not yet commenced as of the date of the change in control, at 100% of target levels; (ii) for any performance period that has commenced but has not yet ended as of the date of the change in control, at the greater of (1) 100% of target levels or (2) actual performance relative to the target levels as measured as of the date of the change in control (if measurable), and (iii) for any performance period that has ended prior to the date of the change in control, at actual performance relative to the target levels as measured as of the end of the performance period, and, in any case, all other terms and conditions deemed met.

- *Other Updates.* The Restated Plan contains other minor, technical, and administrative updates.

In general, shareholder approval of the Restated Plan is necessary in order for us to (1) meet the shareholder approval requirements of the principal securities market on which shares of our Common Stock are traded, and (2) grant stock options that qualify as ISOs as defined under Section 422 of the Internal Revenue Code (the "Code").

**The Board of Directors Recommends that Shareholders
Vote *FOR* the Approval of the Amendment and Restatement of the SkyWest, Inc. 2019 Long-Term Incentive Plan**

Key Features of the Restated Plan

The Company has long had an ownership culture in which its officers, managers and other key employees are granted stock options and other equity-based awards to align their interests with those of shareholders. The Board believes the ownership culture at the Company motivates the achievement of superior performance, and also plays an essential role in retaining top talent. The Restated Plan would permit the Company to continue to use equity-based awards as an integral part of its compensation program.

The Restated Plan reflects a broad range of compensation and governance best practices, with some of the key features of the Restated Plan as follows:

- *No Increase to Shares Available for Issuance without Shareholder Approval*. Without shareholder approval, the total number of shares of Common Stock that may be issued under the Restated Plan cannot be increased (other than adjustments in connection with certain corporate reorganizations and other events).

- *No Automatic Vesting for Awards*. The Restated Plan does not have automatic accelerated vesting provisions for awards in connection with a change in control (other than in connection with the non-assumption of awards or certain qualifying terminations of service following such change in control).

- *Minimum Vesting Provision.* The Restated Plan imposes a minimum one-year vesting requirement on all equity awards, with limited exceptions.

- *No Repricing of Awards*. Other than pursuant to the provisions of the Restated Plan described below under the headings "*Adjustments*" and "*Corporate Transactions*," the plan administrator may not without the approval of the Company's shareholders (1) lower the exercise price of an option or SAR after it is granted or (2) cancel an option or SAR when the exercise price exceeds the fair market value of the underlying shares in exchange for cash or another award.

- *Limitations on Dividend Payments on Unvested Awards*. Dividends and dividend equivalents may not be paid on awards subject to vesting conditions unless and until such vesting conditions are met. Dividend equivalents may not be paid on stock options or SARs.

- *Limitations on Grants to Directors*. The sum of cash compensation, or other compensation, and the value of awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year of the Company may not exceed $500,000 (increased to $750,000 with respect to any non-employee director serving as Chairman of the Board or Lead Independent Director or in the fiscal year of a non-employee director's initial service as a non-employee director). The Board may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Board may determine in its discretion, *provided* that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

- *No In-the-Money Option or Stock Appreciation Right Grants; Limit on Term of Options and Stock Appreciation Rights of Seven Years*. The Restated Plan prohibits the grant of options or SARs with an exercise or base price less than 100% of the fair market value of our Common Stock on the date of grant. The maximum permitted term of any stock option or SAR under the Restated Plan is seven years from the date of grant.

- *Reasonable Limit on Full Value Awards*. For purposes of calculating the shares that remain available for issuance under the Restated Plan, grants of options and SARs will be counted as the grant of one share for each one share actually granted, as described above. However, to protect our shareholders from the potentially greater dilutive effect of Full Value Awards, all grants of Full Value Awards will be counted against the Restated Plan's share reserve as 1.65 shares for each share subject to such awards.

- *Reasonable Share Counting Provisions*. Generally, when awards granted under the Restated Plan are forfeited, expire or are settled in cash, the shares reserved for those awards will again be available for future awards in an amount corresponding to the reduction in the share reserve previously made with respect to such awards. However, the following shares will not be added to the share reserve under the Restated Plan: (1) shares of Common Stock that are delivered by the participant or withheld by us as payment of the exercise price in connection with the exercise of an option granted under the Restated Plan or payment of the tax withholding obligation in connection with any award granted under the Restated Plan; (2) shares subject to a SAR granted under the Restated Plan that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options granted under the Restated Plan.

- *Independent Administration*. The Compensation Committee of our Board, which consists of two or more non-employee directors, generally will administer the Restated Plan if it is approved by shareholders. The full Board will administer the Restated Plan with respect to awards granted to members of the Board. The Compensation Committee may delegate certain of its duties and authorities to a committee of one or more directors or officers of the Company for awards to certain individuals, within specific guidelines and limitations. However, no delegation of authority is permitted with respect to awards made to individuals who (1) are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (2) are officers or directors of the Company who have been delegated authority to grant or amend awards under the Restated Plan.

Equity Incentive Awards Are Critical to Long-Term Shareholder Value Creation

Our Existing Plan is the only equity plan pursuant to which we may grant equity awards to our directors, employees and consultants (other than our Employee Stock Purchase Plan (our "ESPP")), and we believe that the adoption of the Restated Plan is essential to our success. Equity awards are intended to motivate high levels of performance, align the interests of our directors, employees and consultants with those of our shareholders by giving directors, employees and consultants the perspective of an owner with an equity stake in our company and providing a means of recognizing their contributions to the success of our company. Our Board and management believe that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the highly qualified employees who help our company meet its goals. As of December 31, 2023, 252 of our 13,121 employees had received grants of equity awards, all seven of our non-employee directors had received grants of equity awards, and none of our consultants had received grants of equity awards.

The table below presents information about the number of shares that were subject to outstanding equity awards under our existing equity plans and the shares remaining available for issuance under the Existing Plan and the ESPP, each as of December 31, 2023, and the proposed increase to the number of shares authorized for issuance under the Restated Plan. As of December 31, 2023, the Existing Plan and the ESPP are the only equity plans under which we have outstanding equity awards or under which we have shares available for grant.

	Number of Shares	As a % of Shares Outstanding [1]	Dollar Value [2]
Options outstanding under the Existing Plan.	—	— %	$ —
Time-based restricted stock units outstanding under the Existing Plan	202,912	0.50 %	$ 10,592,006
Performance-based restricted stock units outstanding under the Existing Plan[3].	759,730	1.89 %	$ 39,657,906
Shares available for grant under the Existing Plan[4]	2,600,000	6.46 %	$ 135,720,000
Proposed increase to the existing shares available for grant under the Existing Plan pursuant to the Restated Plan.	1,298,000	3.23 %	$ 67,755,600
Employee Stock Purchase Plan			
Shares available for grant under the Employee Stock Purchase Plan	288,210	0.72 %	$ 15,044,562

(1) Based on 40,225,025 shares of our Common Stock outstanding as of December 31, 2023.

(2) Based on the closing price of our Common Stock on December 29, 2023, of $52.20 per share.

(3) Performance awards are included at "target" levels.

(4) Shares remaining available for issuance under the Existing Plan calculated assuming performance awards are counted against the share reserve at "target" levels.

In determining whether to approve the Restated Plan, our Board considered the input of Frederic W. Cook & Co. ("FW Cook"), the Compensation Committee's independent compensation consultant, and the following:

- In determining the size of the share reserve under the Restated Plan, our Board considered the number of equity awards granted by our company during the past three calendar years. In fiscal years 2021, 2022 and 2023, equity awards representing a total of approximately 111,589 shares, 121,583 shares, and 188,410 shares, respectively, were awarded under the Existing Plan, for an annual equity burn rate of 0.22%, 0.24% and 0.43%, respectively (with performance awards counted assuming "target" performance for this purpose). This level of equity awards represents a 3-year average burn rate of 0.30% of common shares outstanding. Equity burn rate is calculated by dividing the number of shares subject to equity awards awarded during the fiscal year by the basic weighted average number of common shares outstanding during the same fiscal year.

- In fiscal years 2021, 2022 and 2023, the number of stock options and time-vesting restricted stock units granted and the number of performance-based restricted stock units earned, was as follows:

	2021	2022	2023
Stock Options/SARs granted	—	—	—
Time-based RSUs granted	44,770	66,680	127,348
Fully-vested shares granted	21,175	24,423	37,534
Performance-based RSUs earned	45,644	30,480	23,528
Total shares utilized	111,589	121,583	188,410
Basic weighted average common shares outstanding	50,348,000	50,548,000	43,940,000

- We expect the proposed aggregate share reserve under the Restated Plan to provide us with enough shares for awards for at least two years, assuming we continue to grant awards consistent with our current practices and historical usage, as reflected in our historical burn rate, and further dependent on the price of our shares and hiring activity during the next few years, forfeitures of outstanding awards, and noting that future circumstances may require us to change our current equity grant practices. We cannot predict our future equity grant practices, the future price of our shares or future hiring activity with any degree of certainty at this time, and the share reserve under the Restated Plan could last for a shorter or longer time.

In fiscal years 2021, 2022 and 2023, the end of year overhang rate was approximately 8.52%, 6.68% and 8.86%, respectively. If the Restated Plan had been approved as of December 31, 2023, our overhang would have been approximately 12.08% (excluding the 288,210 shares that were available for issuance under the ESPP as of December 31, 2023). If the shares available for issuance under the ESPP are included, we expect our overhang at the end of fiscal year 2024 will be approximately 8.31%. Overhang is calculated by dividing (1) the sum of the number of shares subject to equity awards outstanding at the end of the fiscal year plus shares remaining available for issuance for future awards, excluding the shares that were available for issuance under the ESPP, at the end of the fiscal year by (2) the number of common shares outstanding at the end of the fiscal year.

In light of the factors described above, and the fact that the ability to continue to grant equity compensation is vital to our ability to continue to attract and retain employees in the extremely competitive labor markets in which we compete, our Board of Directors has determined that the size of the share reserve under the Restated Plan is reasonable and appropriate at this time.

Summary of the Restated Plan

The following summary of the material features of the Restated Plan is subject to the full text of the Restated Plan that is contained in Appendix A to this Proxy Statement.

Shares Subject to Plan. The Restated Equity Plan authorizes an increase of 1,298,000 in the number of shares available for issuance under the Restated Plan over the existing share reserve under the Existing Plan. Accordingly, subject to adjustment for changes in capitalization and the Restated Plan's share counting provisions, such number of Shares will be authorized for grant under the Restated Plan as is equal to (1) the sum of 5,465,525 shares (representing the sum of 4,167,525 shares authorized for issuance under the Existing Plan as of the original effective date, plus 1,298,000 newly authorized shares approved by the Company's stockholders on the Restatement Effective Date), plus (2) any shares covered by awards granted under the Company's 2010 Long-Term Incentive Plan that again became available for grant pursuant to Existing Plan's share counting provisions prior to the Restatement Effective Date. As of December 31, 2023, awards covering a total of 962,642 shares were subject to outstanding awards under the Existing Plan (with performance awards counted assuming "target" performance). Therefore, for the avoidance of doubt, the shares authorized for issuance under the Restated Plan as described above includes shares subject to awards granted under the Existing Plan and settled in prior years and is not a reflection of availability for new, future awards following the effective date of the Restated Plan.

Subject to adjustment for changes in capitalization and the Restated Plan's share counting provisions, as of the Restatement Effective Date, such number of shares will be available for future grants under the Restated Plan as is equal to 3,898,000 shares, less one share for every one share subject to an option or stock appreciation right granted after December 31, 2023 under the Existing Plan and prior to the Restatement Effective Date and 1.65 shares for every one share subject to a Full Value Award granted after December 31, 2023 under the Existing Plan and prior to the Restatement Effective Date. The 3,898,000 shares represent 2,600,000 shares that remained available for grant under the Existing Plan as of December 31, 2023 (with performance awards counted assuming "target" performance), plus 1,298,000 newly authorized shares approved by the Company's stockholders on the Restatement Effective Date.

The number of shares available for issuance under the Restated Plan will be reduced by 1.65 shares for each share delivered in settlement of any Full Value Award and by one share for each share delivered in settlement of any option or SAR. Shares issued under the Restated Plan may be authorized but unissued shares, shares purchased on the open market, or treasury shares.

If an award under the Restated Plan is forfeited, expires or is settled in cash, the shares subject to the award shall again be available for grant under the Restated Plan (such shares, "Recycled Shares"). To the extent that a share that was subject to an option or SAR under the Restated Plan becomes a Recycled Share, the Restated Plan will be credited with one share. To the extent that a share that was subject to a Full Value Award under the Restated Plan becomes a Recycled Share, the Restated Plan will be credited with 1.65 shares. However, the following types of shares underlying an award may not become again available for grant under the Restated Plan: (1) shares of Common Stock that are delivered by the participant or withheld by us as payment of the exercise price in connection with the exercise of an option or payment of the tax withholding obligation in connection with any award; (2) shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options. Any restricted shares forfeited by the participant or repurchased by us at the same price paid by the participant so that such shares are returned to us will also be Recycled Shares and the Restated Plan will be credited with 1.65 shares for each such forfeited or repurchased restricted share. The payment of dividend equivalents in cash in conjunction with any outstanding awards shall not be counted against the shares available for issuance under the Restated Plan.

To the extent permitted by applicable law or any exchange rule, and subject to certain other restrictions, shares issued in assumption of, or in substitution for, any outstanding awards or shares available under a pre-existing plan of an entity acquired by us or any of our subsidiaries that was approved by shareholders and not adopted in contemplation of such acquisition will not be counted against the shares available for grant under the Restated Plan.

Administration. The Compensation Committee of our Board will administer the Restated Plan (except with respect to any award granted to non-employee directors, which must be administered by our full Board). Unless otherwise determined by the Board, the members of the Compensation Committee (or such other committee designated by the Board) administering the Plan must each be a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and an "independent director" under the rules of any securities exchange on which the shares of our Common Stock are listed. The Board or the Compensation Committee may delegate certain of its duties and authorities to a committee of one or more directors or officers of the Company for awards to certain individuals, within specific guidelines and limitations. However, no delegation of authority is permitted with respect to awards made to individuals who (1) are subject to Section 16 of the Exchange Act, or (2) have been delegated authority to grant, amend or administer awards under the Restated Plan. The Board, the Compensation Committee or such other committee to which administration of the Restated Plan has been delegated is referred to as the "plan administrator." Subject to the terms and conditions of the Restated Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, the number of awards to grant, the number of shares to be subject to such awards, and the terms and conditions of such awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the Restated Plan. The plan administrator is also authorized to establish, adopt, amend or revise rules relating to administration of the Restated Plan.

Eligibility. Only employees and consultants of the Company and its subsidiaries and members of our board of directors are eligible to receive awards under the Restated Plan. As of December 31, 2023, there were seven non-employee directors, 13,121 employees and two consultants who would have been eligible for awards under the Restated Plan had it been in effect on such date. The plan administrator determines which persons receive awards. The primary recipients of awards under the Restated Plan will be our officers, other key employees and managers. We have not historically granted equity awards to consultants or independent contractors.

Notwithstanding any provision to the contrary in the Restated Plan, the Board may establish compensation for non-employee directors from time to time, subject to the limitations in the Restated Plan. The Board will from time to time determine the terms, conditions and amounts of all such non-employee director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, *provided* that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year of the Company may not exceed $500,000 (increased to $750,000 with respect to any non-employee director serving as Chairman of the Board or Lead Independent Director or in the fiscal year of a non-employee director's initial service as a non-employee director) (with any compensation that is deferred counting towards this limit for the year in which the compensation is first earned, and not a later year of settlement). The Board may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Board may determine in its discretion, *provided* that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Awards Under the Restated Plan. The Restated Plan provides for the following types of awards: incentive stock options, non-qualified stock options, SARs, restricted stock, restricted stock units, other share-based awards, including grants of unrestricted stock, and performance awards, including annual and long-term cash performance awards. The plan administrator will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

- *Stock Options.* The plan administrator may from time to time award options to any participant subject to the limitations described above. Stock options give the holder the right to purchase shares of the Common Stock within a specified time at a specified price. Two types of stock options may be granted under the Restated Plan: incentive stock options, or "ISOs," which are subject to special tax treatment as described below, and non-qualified options, or "NSOs." The exercise price of an option cannot be less than the fair market value of a share of Common Stock at the time of grant, except for substitute awards. The expiration dates of options cannot be more than seven years after the date of the original grant. ISOs will be designed to comply with the provisions of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of Common Stock on the date of grant, may only be granted to employees, and must expire within a specified period of time following the optionee's termination of employment. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the Restated Plan provides that the exercise price must be at least 110% of the fair market value of a share of Common Stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of grant. Prior to the issuance of shares upon the exercise of an option, no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the underlying shares. The closing price per share of our Common Stock on December 29, 2023, was $52.20 per share.

- *Stock Appreciation Rights.* The plan administrator may grant SARs under the Restated Plan. A SAR entitles the holder upon exercise to receive an amount in cash, shares of Common Stock, other property, or a combination thereof (as determined by the plan administrator), computed by reference to appreciation in the value of the Common Stock. The grant date value of a SAR against which appreciation is determined cannot be less than the fair market value of a share of Common Stock at the time of grant, except for substitute awards. The expiration date of a SAR cannot be more than seven years after the date of the original grant. Prior to the issuance of shares upon the exercise of a SAR, no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the underlying shares.

- *Restricted Stock.* The plan administrator may grant restricted shares of Common Stock ("restricted stock") to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance criteria) as the plan administrator shall determine in its discretion. Awards of restricted stock may be made in exchange for services or other lawful consideration. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited to the Company unless specified conditions are met relating to continued service or attainment of performance goals. Subject to these restrictions, conditions and forfeiture provisions, any recipient of an award of restricted stock will have all the rights of a shareholder of the Company, including the right to vote the shares. Cash dividends or any other property distributed as a dividend with respect to a restricted stock award will be subject to the same vesting restrictions and risk of forfeiture as the underlying award.

- *Restricted Stock Units.* The plan administrator may grant units having a value equal to an identical number of shares of Common Stock to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance criteria) as the plan administrator shall determine in its discretion. If the vesting requirements specified by the plan administrator are met, the grantee of such units will receive shares of Common Stock, cash, other property, or any combination thereof, as determined by the plan administrator, equal to the fair market value of the corresponding number of shares of Common Stock. A holder of restricted stock units has no voting rights or rights to receive dividends; however, the applicable award agreement may grant the participant dividend equivalents with respect to such restricted stock units. Any dividends or dividend equivalents provided with respect to a restricted stock unit award subject to vesting will be subject to the same vesting restrictions and risk of forfeiture as the underlying award.

- *Other Share-Based Awards.* The plan administrator has the authority to grant awards under the Restated Plan, including awards of unrestricted stock, in addition to those specifically described in the Restated Plan. These awards must be valued in whole or in part by reference to, or must otherwise be based on, the shares of Common Stock (or the cash equivalent of such shares). These awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Restated Plan and/or cash awards made outside the Restated Plan. Each other share-based award will be evidenced by an award agreement that will specify terms and conditions as the plan administrator may determine.

- *Dividends; Dividend Equivalents.* Awards other than options and SARs may, if determined by the plan administrator, provide that the participant will be entitled to receive, cash, stock or other property dividends, or cash payments in amounts equivalent to cash, stock, or other property dividends declared with respect to shares of Common Stock covered by an award. The plan administrator may provide that such amounts will be deemed to have been reinvested in additional shares of Common Stock or otherwise, and that they are subject to the same vesting or performance conditions as the underlying award. Any dividends or dividend equivalents provided with respect to awards subject to vesting will be subject to the same vesting restrictions and risk of forfeiture as the underlying awards.

- *Performance Awards.* The plan administrator may also make awards of performance shares, performance units, or performance-based cash bonuses, subject to the satisfaction of specified performance criteria. Performance awards may be paid in shares of Common Stock, cash, other property, or any combination thereof, as determined by the plan administrator.

Performance Criteria. The performance goals for performance awards may, without limitation, be based on the attainment of specified levels of one or any combination of the following: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization);

economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; shareholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer)); strategic partnerships or transactions; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); cost per available seat mile; revenue per available seat mile; revenue or cost per revenue seat mile; percentage of flights completed on time; percentage of scheduled flights completed; lost passenger baggage per passenger or per seat mile; aircraft utilization; revenue per employee; and implementation, completion or attainment of measurable objectives with respect to commercialization, projects, service volume levels, acquisitions and divestitures; transactions; and recruiting and maintaining personnel. Such performance goals also may be based on the Company's performance or the performance of a subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The plan administrator may also exclude charges related to an event or occurrence which the plan administrator determines should appropriately be excluded, including: (1) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges; (2) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or (3) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

Tax Withholding.   The Restated Plan permits the plan administrator to allow for the withholding or surrender of shares in satisfaction of tax withholding with respect to awards with a value up to the minimum individual statutory tax rate in the applicable jurisdiction at the time of such withholding or such other higher rates approved by the plan administrator (which rates will in no event exceed the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America)).

Minimum Vesting Requirement.   The Restated Plan contains a minimum vesting period which provides that no award agreement will provide for vesting of the award thereunder earlier than one year after the applicable grant date; provided, however, that the minimum vesting restrictions will not apply to (1) awards granted after the effective date of the Restated Plan that cover, in the aggregate, no more than 5% of the shares of Common Stock authorized for grant under the Restated Plan, (2) awards delivered in lieu of fully-vested cash-based awards under the Restated Plan (or other fully-vested cash awards or payments), and (3) any awards to non-employee directors for which the vesting period runs from the date of one annual meeting of our stockholders to the next annual meeting of our stockholders (so long as such period is at least 50 weeks). The minimum vesting requirement does not preclude the Committee (or the Board, in the case of awards granted to non-employee directors) from taking action, in its sole discretion, to accelerate the vesting of any award in connection with or following a participant's death, disability, termination of service or the consummation of a change in control in the terms of an award agreement or otherwise.

Claw-back Provisions.   In the event of an accounting restatement, the plan administrator may in its sole discretion require a participant to repay or forfeit that portion of time- and/or performance-based awards that were granted, earned or vested during the Company's three immediately preceding completed fiscal years that the plan administrator determines was in excess of the amount that would have been granted, earned or vested during such period based on the restated results. Additionally, all awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by a participant upon any receipt or exercise of any award or upon the receipt or resale of any shares of Common Stock underlying the award) will be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with applicable laws (including the Company's Policy for Recovery of Erroneously Awarded Compensation) as and to the extent set forth in such claw-back policy or the applicable award agreement.

Treatment of Awards Upon a Change in Control.

- *Treatment of Awards Upon Non-Assumption in a Change in Control - Acceleration.* Under the Restated Plan, in the event of a change in control, unless such awards are assumed or substituted or unless otherwise determined by the administrator and specified in the award agreement, all then-outstanding awards will become fully exercisable and vested upon the change in control, with all applicable performance goals or other vesting criteria deemed achieved as follows: (i) for any performance period that has not yet commenced as of the date of the change in control, at 100% of target levels; (ii) for any performance period that has commenced but has not yet ended as of the date of the change in control, at the greater of (1) 100% of target levels or (2) actual performance relative to the target levels as measured as of the date of the change in control (if measurable), and (iii) for any performance period that has ended prior to the date of the change in control, at actual performance relative to the target levels as measured as of the end of the performance period, and, in any case, all other terms and conditions deemed met.

- *Treatment of Awards Upon Assumption in a Change in Control – Double-Trigger Acceleration.* Notwithstanding the foregoing, automatic vesting of awards upon a change in control will not occur if such awards are assumed or substituted in connection with a change in control; provided, that if the participant's employment is terminated within 24 months of the change in control without "cause" or for "good reason", then, unless otherwise determined by the plan administrator and specified in the award agreement, such participant's awards will become fully exercisable and vested as of the date the participant's employment is terminated, with all applicable performance goals or other vesting criteria deemed achieved as follows: (i) for any performance period that has not yet commenced as of the date of termination, at 100% of target levels; (ii) for any performance period that has commenced but has not yet ended as of the date of the termination, at the greater of (1) 100% of target levels or (2) actual performance relative to the target levels as measured as of the date of the termination (if measurable), and (iii) for any performance period that has ended prior to the date of the termination, at actual performance relative to the target levels as measured as of the end of the performance period, and, in any case, all other terms and conditions deemed met.

Under the Restated Plan, a change in control is generally defined as:

- during any 24 month period, individuals who, as of the beginning of such period, constitute the Board together with any new director(s) whose election by our Board or nomination for election by our shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the twenty-four-month period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our Board;

- a transaction or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the Securities and Exchange Commission, or SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of the total combined voting power of our securities outstanding immediately after such acquisition;

- our consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders, other than a transaction that results in:

   o more than 50% of the total voting power of the successor entity is represented by our voting securities outstanding immediately prior to such transaction, and such voting power among the holders thereof is in substantially the same proportion as the voting power of such voting securities outstanding immediately prior to such transaction;

   o no person or group beneficially owning voting securities representing 50% or more of the combined voting power of the successor entity; and

   o at least a majority of the members of the board of directors of the successor entity following the transaction were directors of the Company at the time of the Board's approval of the execution of the initial agreement providing for such transaction; or

- complete liquidation or dissolution of the Company or the consummation of a sale of all or substantially all of the Company's assets.

Adjustments. In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the shares of Common Stock or the value thereof, other than an equity restructuring, the plan administrator may make such equitable adjustments, if any, as the plan administrator in its discretion may deem appropriate to reflect such change with respect to (1) the aggregate number, class and type of shares that may be issued under the Restated Plan (including, but not limited to, adjustments of the number of shares available under the Restated Plan and the maximum number of shares that may be issued pursuant to ISOs under the Restated Plan), (2) the number, class and kind of shares, or other securities or property, subject to outstanding awards, and (3) the exercise or grant price (if applicable) per share for any outstanding awards under the Restated Plan. If there is any equity restructuring, the plan administrator will equitably adjust each outstanding award as it deems appropriate, which may include adjusting the number, class and type of securities subject to each outstanding award and the grant or exercise price per share for each outstanding award, if applicable, granting new awards to participants, and making a cash payment to participants. Adjustments in the event of an equity restructuring will not be discretionary. In the event of a change in control, after giving effect to the automatic vesting of awards described above in the event awards are not assumed or substituted for in a change in control, the plan administrator has the authority under the Restated Plan to take certain other actions with respect to outstanding awards to facilitate any such transaction, including provision for the cash-out, termination, assumption or substitution of such awards.

Nontransferability of Awards. No awards under the Restated Plan, and no shares subject to awards that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, are transferable other than by will or the laws of descent and distribution, and an award may be exercised during the participant's lifetime only by the participant or the participant's estate, guardian or legal representative, except that the plan administrator may provide in an award agreement that a participant may transfer an award to certain family members, family trusts, or other family-owned entities, or for charitable donations under such terms and conditions determined by the plan administrator.

Repricing Without Shareholder Approval Prohibited. Other than pursuant to the provisions of the Restated Plan described above under the headings "*Adjustments*" and "*Corporate Transactions*," the plan administrator may not without the approval of the Company's shareholders (1) lower the exercise price of an option or SAR after it is granted or (2) cancel an option or SAR when the exercise price exceeds the fair market value of the underlying shares in exchange for cash or another award.

Amendment and Termination. The Board or the Compensation Committee may, from time to time, alter, amend, suspend or terminate the Restated Plan. However, shareholder approval of any amendment to the Restated Plan will be obtained to the extent necessary to comply with any applicable law, regulation or stock exchange rule and for any increase in the total number of shares of Common Stock that may be issued under the Restated Plan or the number of shares of Common Stock that may be issued pursuant to ISOs under the Plan (other than adjustments in connection with certain corporate reorganizations and other events). The Restated Plan will continue until terminated by the Board or the Compensation Committee. No grants may be made under the Restated Plan following the date of termination, although grants made prior to that date may remain outstanding following the termination of the Restated Plan until their scheduled expiration date. No ISOs may be granted under the Restated Plan after the tenth anniversary of the date the Restated Plan was adopted by the Board.

Securities Laws. The Restated Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The Restated Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Certain Federal Income Tax Consequences

Tax Consequences to Participants

The following is a brief summary of certain material federal income tax consequences relating to awards under the Restated Plan under current United States federal income tax laws. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary is not intended to be complete and does not describe foreign, state and local tax laws, employment, estate or gift tax considerations. The tax information summarized is not tax advice.

Nonqualified Stock Options ("NSOs"). In general, (1) no income will be recognized by an optionee at the time an NSO is granted; (2) at the time of exercise of an NSO, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares of Common Stock and the fair market value of the shares, on the date of exercise; and (3) at the time of sale of shares of Common Stock acquired pursuant to the exercise of an NSO, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on whether the shares have been held for more than one year.

Incentive Stock Options ("ISOs"). No income will be recognized by an optionee upon the grant of an ISO. In general, no income will be recognized upon the exercise of an ISO for regular income tax purposes. However, the difference between the option price paid and the fair market value of the shares at exercise may constitute a preference item subject to or triggering alternative minimum tax. If shares of Common Stock are issued to the optionee pursuant to the exercise of an ISO, and if no sale, transfer by gift or other disqualifying disposition of such shares is made by such optionee within two years after the date of the grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares of Common Stock acquired upon the timely exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Stock Appreciation Rights. No income will be recognized by a participant in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any shares of Common Stock or other property received on the exercise.

Restricted Stock. The recipient of restricted shares of Common Stock generally will not be subject to tax until the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code (the "Restrictions"). At such time, the recipient will be subject to tax at ordinary income rates on the fair market value of the shares (reduced by any amount paid by the participant for such shares). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted shares. Any appreciation (or depreciation) realized upon a later disposition of such shares will be treated as long-term or short-term capital gain (or loss) depending upon whether the shares have been held for more than one year. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Restricted Stock Units; Performance Awards; Dividend Equivalents and Other Share-Based Awards. Generally, no income will be recognized upon the award of restricted stock units, performance awards, dividend equivalents or other share-based awards. The recipient of any such award generally will be subject to tax at ordinary income rates on any cash received and the fair market value of any unrestricted shares of Common Stock or other property on the date that such amounts are transferred to the participant under the award (reduced by any amount paid by the participant for such award). Upon the subsequent disposition of any shares received in settlement of an award, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant's tax basis in the shares.

Section 409A of the Code. Certain types of awards under the Restated Plan may constitute, or provide for, a deferral of compensation under Section 409A. Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% federal income tax (and, potentially, certain interest penalties). To the extent applicable, the Restated Plan and awards granted under the Restated Plan will be structured and interpreted to comply with Section 409A and the Department of Treasury regulations and other interpretive guidance that may be issued pursuant to Section 409A.

Tax Consequences to the Company. To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services should be entitled to a corresponding deduction provided that, among other things, the amount (1) meets the test of reasonableness, (2) is an ordinary and necessary business expense, (3) is not an "excess parachute payment" within the meaning of Section 280G of the Code, and (4) is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Section 162(m) Limitation. In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for covered employees, generally all named executive officers and any covered employee from a previous year, exceeds $1 million in any one year.

New Plan Benefits

Other than with respect to the annual equity awards to our non-employee directors as described above under "Director Compensation," all future awards under the Restated Plan are subject to the discretion of the plan administrator and the Company is unable to determine the amount of benefits that may be received by participants under the Restated Plan, if approved. No shares of Common Stock or awards have been issued with respect to the share increase for which shareholder approval is sought under this proposal.

Plan Benefits

The table below shows, as to the Named Executives and the various indicated groups, the number of shares of Common Stock subject to awards granted under the Existing Plan through March 15, 2024:

Name and Principal Position	Number of shares subject to fully vested stock awards	Number of shares subject to RSUs	Number of shares subject to performance share awards[1]
Russell A. Childs			
CEO & President	—	30,925	330,102
Robert J. Simmons			
Chief Financial Officer	—	10,806	114,935
Wade J. Steel			
Chief Commercial Officer	—	10,806	114,935
Greg S. Wooley			
Executive Vice President Operations	—	7,540	69,747
Eric J. Woodward			
Chief Accounting Officer	—	3,852	39,748
Executive officers, as a group	—	63,929	669,467
Non-employee directors, as a group	110,409	2,632	—
Nominees for election as directors	70,256	2,632	—
Each associate of any such directors, executive officers or nominees	—	—	—
Each other person who received or is to receive five percent of all options, warrants or rights	—	—	—
Employees other than executive officers, as a group	—	310,671	370,576

(1) Performance shares are reflected assuming "target" performance.

Voting

Assuming a quorum is present at the Meeting, approval of Proposal 3 requires that the number of votes cast at the Meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast in opposition to the proposal.

The Board Recommends that Shareholders Vote *FOR* Approval of the Amended and Restated SkyWest, Inc. 2019 Long-Term Incentive Plan as set forth in this Proposal 3.

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Following an evaluation by the Audit Committee and by the Company's management of the performance of Ernst & Young LLP during the prior fiscal year, the Audit Committee has recommended and approved the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm to examine the consolidated financial statements of the Company for the year ending December 31, 2024. The Company is seeking shareholder ratification of such action.

Shareholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by our Amended and Restated Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to shareholders for ratification as a matter of good corporate practice. If the shareholders do not ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company.

It is expected that representatives of Ernst & Young LLP will attend the Meeting, will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions.

Voting

Assuming a quorum is present at the Meeting, approval of Proposal 4 requires that the number of votes cast at the Meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast in opposition to the proposal.

The Board Recommends that Shareholders Vote *FOR* the Ratification of Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the year ending December 31, 2024.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table represents aggregate fees billed to us for services related to the years ended December 31, 2023 and 2022, by Ernst & Young LLP ("EY"):

	Year Ended December 31,	
	2023	2022
Audit Fees (1)	$ 1,441,792	$ 1,141,818
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 1,441,792	$ 1,141,818

(1)   Audit Fees consist of fees and related expenses for the annual audit of the Company's financial statements, including the integrated audit of internal control over financial reporting and the quarterly reviews of the Company's financial statements included in its Quarterly Reports on Form 10-Q.

Pre-Approval Policies and Procedures

The Audit Committee charter provides that the Audit Committee shall pre-approve all external audit services, internal control-related services and permissible non-audit services (including the fees and terms thereof), subject to certain specified exceptions. The Audit Committee has also adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all of its services by the Audit Committee or the Chair of the Audit Committee. When services are pre-approved by the Chair of the Audit Committee, notice of such approval is given to the other members of the Audit Committee and presented to the full Audit Committee for ratification at its next scheduled meeting. The Audit Committee considers whether the provision of each non-audit service is compatible with maintaining the independence of the auditors. All of the services listed above were pre-approved by the Audit Committee in accordance with this policy.

REPORT OF THE AUDIT COMMITTEE

Management of the Company has primary responsibility for the Company's financial statements and internal control over the Company's financial reporting. EY, the Company's independent registered public accounting firm, has responsibility for the integrated audit of the Company's financial statements and internal control over financial reporting. It is the responsibility of the Audit Committee to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with representatives of EY and Protiviti, Inc. ("Protiviti"), the Company's principal internal auditor, without the presence of management, to ensure candid and constructive discussions about the Company's compliance with accounting standards and best practices among public companies comparable in size and scope to the Company.

At its meetings during the year ended December 31, 2023, the Audit Committee reviewed and discussed the following topics, among other matters: financial performance; financial reporting practices; quarterly and annual reports, including Management's Discussion and Analysis of Financial Condition and Results of Operations; cybersecurity matters and risks and information technology controls; enterprise risk management and risk assessment; legal and regulatory issues; accounting and financial management issues; critical accounting policies and critical audit matters; accounting standards; airline industry matters; and a summary of calls received on the Company's anonymous whistleblower hotline. The Audit Committee held separate executive sessions regularly with representatives of EY, Protiviti and the Company's legal counsel, during which the following topics, among other matters, were discussed: financial management, accounting, internal controls, finance and accounting staffing, legal matters and compliance issues. The Audit Committee also regularly reviewed with its outside advisors material developments in the law and accounting literature that could be pertinent to the Company's financial reporting practices.

In addition, the Audit Committee reviewed management's report on internal control over financial reporting, required under Section 404 of the Sarbanes Oxley Act of 2002 and related rules. As part of this review, the Audit Committee reviewed the bases for management's conclusions in that report, and also reviewed the report of the independent registered public accounting firm on internal control over financial reporting. Throughout the year ended December 31, 2023, the Audit Committee reviewed management's plan for documenting and testing controls, the results of their documentation and testing, any deficiencies discovered and the resulting remediation of any such deficiencies.

In connection with the financial statements for the year ended December 31, 2023, the Audit Committee has:

(1) reviewed and discussed the audited financial statements with management;

(2) discussed with EY, the Company's independent registered public accounting firm, the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board ("PCAOB") and the Securities and Exchange Commission; and

(3) received the written disclosures and letter from EY regarding the auditors' independence required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board at the February 6, 2024 meeting of the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission. The Board approved this inclusion.

The Audit Committee

Keith E. Smith, Chair
Smita Conjeevaram
Andrew C. Roberts
Meredith S. Madden
James L. Welch

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material," to be "filed" with the Securities and Exchange Commission or be subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing of SkyWest, Inc., except to the extent that SkyWest, Inc. specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

PROPOSAL 5
SHAREHOLDER PROPOSAL REGARDING
COLLECTIVE BARGAINING POLICY

Background

As You Sow, on behalf of LongView 600 Small Cap Index Fund, a shareholder of the company, has advised the Company that it intends to present the following proposal at the Annual Meeting. The Company will provide the address of the shareholder and the number of the Company's securities that the shareholder owns promptly upon request. If the shareholder or its qualified representative is present at the Annual Meeting and properly submits the shareholder proposal for a vote, then the proposal will be voted on at the Annual Meeting. In accordance with federal securities laws, the proposal is presented below as submitted to the Company and is quoted verbatim. The Company disclaims all responsibility for the content of the proposal and the supporting statement, including other sources referenced in the supporting statement.

For the reasons set forth in the Board's Statement in Opposition, which follows the shareholder proposal, the Board unanimously recommends that shareholders vote AGAINST the proposal.

Shareholder Proposal

WHEREAS: Freedom of association and collective bargaining are fundamental human rights under internationally recognized human rights frameworks. According to the International Labour Organization (ILO), "Freedom of association refers to the right of workers . . . to create and join organizations of their choice freely and without fear of reprisal or interference."[1]

In 2023, the United States saw a "revival of union power" leading to significant changes in employee contracts in multiple industries.[2] As investor and public expectations for companies to respect fundamental labor rights continue to grow, an increasing number of companies have taken meaningful steps to strengthen their policies and practices, including Southwest Airlines, United Airlines, American Airlines, and JetBlue.

SkyWest, Inc. is reliant on a domestic workforce and customer base. However, the Association of Flight Attendants-CWA has alleged that SkyWest retaliated against employees seeking union representation and funds an internal employee association, the SkyWest Inflight Association (SIA), intended to replace independent unionization.[3] This is at odds with the ILO's ethos of independent bargaining and non-interference. A case has been filed alleging that SIA is an illegal 'dummy union.'[4]

Should SkyWest's brand be linked to anti-union rhetoric, it risks losing customers. A recent Gallup poll found that American approval of unions is higher than it has been in over 50 years.[5] Controversy over SIA has already led to negative publicity for the Company, including Senator Bernie Sanders tweeting: "Creating company unions are an illegal union busting tactic. Follow the law!"[6]

Moreover, the presence of unions has been positively correlated with low turnover, improved diversity, investment in training, and reduced legal and regulatory violations.[7] Conversely, companies that actively oppose unionization experience declines in productivity relative to those that are less opposed; "the overall negative effects are driven by manager's or owner's dislike of working with unions rather than economic costs of unions."[8]

RESOLVED: Shareholders request the Board adopt and disclose a Non-Interference Policy upholding the rights to freedom of association and collective bargaining in its operations, as reflected in the International Labour Organization's Declaration on Fundamental Principles and Rights at Work.

SUPPORTING STATEMENT: The Policy should contain commitments to:

- Non-interference when employees exercise their right to form or join a trade union, including prohibiting SkyWest from undermining this right or pressuring employees seeking to form or join a company-hosted organization intended to represent employees;

- Good faith and timely collective bargaining if employees form or join a trade union;

- Where national or local law is silent or differs from international human rights standards, following the higher standard; and

- Processes to identify, prevent, account for, and remedy any practices that violate or are inconsistent with the Policy.

_____

1   https://www.ilo.org/actrav/events/WCMS_315488/lang--en/index.htm
2   https://hbr.org/2023/10/are-we-seeing-a-revival-of-union-power
3   https://www.afacwa.org/skywest_management_illegal_retaliation
4   https://assets.nationbuilder.com/afacwa/pages/3329/attachments/original/1697057943/2-23-cv-00723.pdf?1697057943
5   https://www.huffpost.com/entry/labor-unions-making-a-comeback_n_64f23d39e4b03bdff3ae2c17
6   https://twitter.com/BernieSanders/status/1715357837017141546
7   https://www.piie.com/blogs/realtime-economic-issues-watch/higher-wages-low-income-workers-lead-higher-productivity; https://www.trilliuminvest.com/news-views/the-investor-case-for-supporting-worker-organizing-rights; https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/
8   https://www.census.gov/content/dam/Census/newsroom/press-kits/2023/assa/unionization-employer-opposition-preview.pdf, p.3

STATEMENT IN OPPOSITION

The Board of Directors has considered this proposal and believes its adoption would be detrimental to the interests of the Company, our people, and our shareholders and therefore recommends that shareholders vote **AGAINST** the shareholder proposal.

This proposal is unnecessary because SkyWest already follows a policy of non-interference, which is not only required by U.S. law under the Railway Labor Act (RLA), but also is the best business practice.

Simply stated, the proposal asks the Company to do something that it is already doing – and which is required by law – which is to allow our employees to decide how they will collectively negotiate with the Company. The RLA guarantees the rights of airline employees to organize and bargain collectively with their employers and prohibits airline employers from interfering in organizing activities. SkyWest has, and will continue to, conduct its business in accordance with the RLA.

SkyWest culture is firmly rooted in taking care of our people, as is evidenced by our ongoing investments in our people far beyond other regional carriers.

SkyWest provides the best total compensation in the regional airline industry. Together with our people, SkyWest has created an environment of top wages, best-in-class work rules, the unmatched ability to work from one of 19 crew bases, profit sharing, unrivaled travel and other benefits, as well as the opportunity for both personal and professional growth. Moreover, SkyWest crewmembers enjoy working on the newest and largest fleet of dual-class aircraft in the regional airline industry.

Additionally, as COVID receded and at the beginning of the recovery, SkyWest worked with every major operational workgroup, including our pilots, flight attendants and mechanics, to secure significant increases in each of their pay scales and bonuses. These increases included a 35% increase in starting pay for SkyWest flight attendants in 2023.

SkyWest puts our people first. During the pandemic, SkyWest acted quickly to protect jobs and avoid furloughs. While union contracts at other airlines forced competitors to deal with the downturn through furloughs, SkyWest had the unique opportunity to work quickly with our people to lead the industry with innovative, voluntary and flexible programs – well ahead of any government aid.

Despite operating a mere fraction of its flights amidst a nation of nearly vacant airports, SkyWest did not furlough a single crewmember or mechanic. In fact, SkyWest has never furloughed a crewmember or mechanic in its 52 years of operations.

SkyWest openly communicates with – and listens to – our employees. SkyWest believes that our people are our competitive advantage, and that our positive working relationship with each of our operational workgroups benefits both the Company and our people. SkyWest's culture enables open and honest communication, facilitates timely and direct negotiation, and provides employees with unparalleled avenues for direct input to management – both individually and collectively. This has resulted in SkyWest employees receiving the top pay and work rules in the regional airline industry.

SkyWest's "people-first" culture has been widely recognized. SkyWest is widely recognized as a top-performing airline and has been recognized by Great Place to Work ® and Forbes America's Best Large Employers list, as well as by its employees, whose reviews and feedback have placed SkyWest on Glassdoor's Best Places to Work.

The proposal is misguided and would be counterproductive.

SkyWest has always respected our employees' choices and encouraged honest, transparent, and respectful dialogue. SkyWest's existing policies protect the rights of our workers, who through our current collaborative model have secured the highest compensation in the regional industry.

The policy that the proponent is asking the Company to adopt would, among other things, require that SkyWest voluntarily waive its rights under the RLA by curtailing communications regarding union representation and its impact on the Company and its employees. SkyWest has always been committed to providing employees with factual information to make an informed decision on union representation. However, such a policy as proposed would negatively impact SkyWest's positive relationship with our people by stifling communication between the Company and the very employees that the policy seeks to protect.

Together with our people, SkyWest has created a positive and constructive environment with top compensation, best-in-class work rules, and opportunity for both personal and professional growth for employees. SkyWest believes that our track record of positively working with our employees, best-in-industry practices and overall employee satisfaction are the direct result of its current, collaborative, open-door culture. In the highly competitive industry in which we operate, it is as important as ever to take care of our people. Efforts to derail these practices and positive relationships, such as by stifling the Company's communications with our employees, would be counterproductive.

The proposal asks the Company to adopt a policy that commits the Company to follow unspecified standards.

The proposal would require SkyWest to follow "international human rights standards" whenever they exceed applicable local law. But nowhere does the proposal define or identify which international human rights standards it intends to apply. It is both impractical and irresponsible for the Company to adopt a policy with such ambiguous standards, as it would be unable to carefully evaluate the full extent of the potential impact on our employees or shareholders and could expose the Company to unnecessary scrutiny and/or liability.

The Board Recommends that Shareholders Vote AGAINST the Shareholder Proposal.

DELINQUENT SECTION 16(a) REPORTS

The Company's executive officers, directors and 10% shareholders are required under Section 16 of the Exchange Act to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Copies of these reports must also be furnished to the Company.

Based solely on a review of copies of reports furnished to the Company, or written representations that no reports were required, the Company believes that during 2023 its executive officers, directors and 10% holders complied with all filing requirements of Section 16 of the Exchange Act, except that one Form 4 was filed late for Mr. Atkin with respect to two bona fide charitable gifts for no consideration, both of which occurred in 2023.

SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING OF SHAREHOLDERS

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy materials in connection with the Company's 2025 Annual Meeting of Shareholders, the proposal must be in proper form (per Securities and Exchange Commission Regulation 14A, Rule 14a-8—Shareholder Proposals) and received by the Chief Financial Officer of the Company on or before November 26, 2024. Shareholder proposals to be presented at the 2025 Annual Meeting of Shareholders which are not to be included in the Company's proxy materials must be received by the Company no earlier than February 6, 2025, and no later than February 26, 2025, in accordance with the procedures set forth in the Company's Amended and Restated Bylaws. In addition to satisfying the foregoing requirements under the Company's Amended and Restated Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 8, 2025. The Company intends to file a proxy statement and white proxy card with the Securities and Exchange Commission in connection with its solicitation of proxies for the Company's 2025 Annual Meeting of Shareholders.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

In instances in which multiple holders of the Common Stock share a common address and are the beneficial owners, but not the record holders, of those shares of Common Stock, the holders' banks, brokers or other nominees may only deliver one copy of this Proxy Statement and the Company's 2023 Annual Report to Shareholders, unless the applicable bank, broker or nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written request, a separate copy of this Proxy Statement and the Company's 2023 Annual Report to Shareholders to any shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of this Proxy Statement and the Company's 2023 Annual Report to Shareholders should submit a request in writing to Robert J. Simmons, Chief Financial Officer of the Company, 444 South River Road, St. George, Utah 84790, Telephone: (435) 634-3200. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

OTHER BUSINESS

The Company's management does not know of any other matter to be presented for action at the Meeting. However, if any other matters should be properly presented at the Meeting, it is the intention of the persons named in the accompanying proxy to vote said proxy in accordance with their best judgment.

Robert J. Simmons

Chief Financial Officer

St. George, Utah

March 26, 2024

APPENDIX A
TO
PROXY STATEMENT

Reconciliation of Non-GAAP Financial Measures

The non-GAAP information presented in this proxy statement should not be considered in isolation or as a substitute for any measure derived in accordance with GAAP. The non-GAAP information may also be inconsistent with the manner in which similar measures are derived or used by other companies. Management uses such non-GAAP information for financial and operational decision-making purposes and as a means to evaluate period-over-period comparisons and in forecasting the Company's business going forward. Management believes that the presentation of such non-GAAP information, when considered in conjunction with the most directly comparable GAAP information, provides additional useful comparative information for investors in their assessment of the underlying performance of the Company's business without regard to these items.

Reconciliation to Adjusted Pre-Tax Earnings (Unaudited)

(in thousands)

	Year Ended December 31, 2023
GAAP pre-tax earnings	$ 40,309
Revenue deferred (recognized) (1)	229,862
Decrease in unbilled revenue (1)	12,601
Adjusted pre-tax earnings	$ 282,772

(1) These adjustments allow investors to better understand and analyze our recurring core performance in the periods presented. These items were not contemplated during the goal setting process for the purpose of the annual cash incentives. These adjustments were also applied to the SkyWest Airlines GAAP pre-tax earnings for the purpose of the annual cash incentives.

Reconciliation to Adjusted EBITDA (Unaudited)

(in thousands)

	Year Ended December 31,		
	2023	2022	2021
GAAP operating income	$ 104,069	$ 181,162	$ 275,867
Depreciation and amortization	383,115	394,552	440,198
Revenue deferred (recognized) (1)	229,862	40,812	(6,832)
Unbilled revenue decrease (increase) (1)	12,601	(11,491)	(8,404)
Non-cash impairment charges (2)	2,318	51,384	84,592
Adjusted EBITDA	$ 731,965	$ 656,419	$ 785,421
Diluted weighted average common shares outstanding	44,599	50,644	50,753
Adjusted EBITDA per share (3)	$ 16.41	$ 12.96	$ 15.48

(1) These adjustments allow investors to better understand and analyze our recurring core performance in the periods

presented. These items were not contemplated during the goal setting process.

(2) These adjustments allow investors to better understand and analyze our recurring core performance in the periods presented. These items were not contemplated during the goal setting process.

(3) Adjusted EBITDA per share for the 2023 year was not a metric used by the Company for incentive purposes, however it was included in this table for comparison purposes to the 2022 and 2021 years.

Reconciliation to Free Cash Flow (Unaudited)

(in thousands)

	Year Ended December 31, 2023
Adjusted EBITDA.	$ 731,965
Non- aircraft capital expenditures	(203,236)
Free cash flow	$ 528,729

APPENDIX B
TO
PROXY STATEMENT

SKYWEST INC.
2019 LONG-TERM INCENTIVE PLAN

(AMENDED AND RESTATED EFFECTIVE MAY 7, 2024)

SkyWest, Inc. (the "*Company*"), a Utah corporation, hereby establishes and adopts the following SkyWest, Inc. amended and restated 2019 Long-Term Incentive Plan (the "*Plan*"). This Plan amends and restates the SkyWest, Inc. 2019 Long-Term Incentive Plan (the "*Original 2019 Plan*") in its entirety effective as of May 7, 2024, which is the date on which this amendment and restatement of the Plan was approved by the stockholders of the Company (the "*Restatement Effective Date*"). The Original 2019 Plan was effective on May 7, 2019 (the "*Original Effective Date*").

1. PURPOSE OF THE PLAN

The purpose of the Plan is to assist the Company and its Subsidiaries in attracting and retaining selected individuals to serve as employees, directors, consultants and/or advisors who are expected to contribute to the Company's success and to achieve long-term objectives that will benefit stockholders of the Company through the additional incentives inherent in the Awards hereunder.

2. DEFINITIONS

2.1. "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Other Share-Based Award, Performance Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.2. "*Award Agreement*" shall mean any agreement, contract or other instrument or document evidencing any Award hereunder, whether in writing or through an electronic medium.

2.3. "*Board*" shall mean the board of directors of the Company.

2.4. "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.5. "*Committee*" shall mean the entity that conducts the general administration of the Plan as provided in Article 11 hereof. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 4.2(c) hereof, or which the Board has assumed, the term "Committee" shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties. Unless otherwise determined by the Board, the Compensation Committee of the Board or a subcommittee thereof formed by the Compensation Committee to act as the Committee hereunder shall serve as the "Committee" and, unless otherwise determined by the Board, shall consist of no fewer than two Directors, each of whom is: (a) a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act; and (b) an "independent director" for purpose of the rules of the applicable Securities Exchange on which the Shares are traded, to the extent required by such rules.

2.6. "*Consultant*" shall mean any consultant or advisor who is a natural person and who provides services to the Company or any Subsidiary, so long as such person: (a) renders bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction; (b) does not directly or indirectly promote or maintain a market for the Company's securities; and (c) otherwise qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares of stock on a Form S-8 registration statement.

2.7. "*Director*" shall mean a non-employee member of the Board.

2.8.   "*Dividend Equivalents*" shall have the meaning set forth in Section 8.2.

2.9.   "*Employee*" shall mean any employee of the Company or any Subsidiary.

2.10.   "*Equity Restructuring*" means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the price of a Share (or other Company securities) and causes a change in the per Share value of a Share underlying outstanding Awards.

2.11.   "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

2.12.   "*Fair Market Value*" shall mean, with respect to Shares as of any date: (a) the closing price of the Shares as reported on the Securities Exchange on which the Shares are listed and traded on such date, or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported; (b) if the Shares are not listed on any Securities Exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final ask price of the Shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported; or (c) if the Shares are neither listed on a Securities Exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of the Shares as determined by the Committee in its sole discretion. The Fair Market Value of any property other than Shares shall mean the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

2.13.   "*Incentive Stock Option*" shall mean an Option which when granted is intended to qualify as an incentive stock option for purposes of Section 422 of the Code.

2.14.   "*Non-Qualified Stock Option*" shall mean an Option not intended or not qualifying as an Incentive Stock Option.

2.15.   "*Option*" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.16.   "*Original 2019 Plan*" shall have the meaning set forth in the Preamble.

2.17.   "*Other Share-Based Award*" shall have the meaning set forth in Section 8.1.

2.18.   "*Participant*" shall mean an Employee, Director or Consultant who is selected by the Committee to receive an Award under the Plan.

2.19.   "*Payee*" shall have the meaning set forth in Section 13.2.

2.20.   "*Performance Award*" shall mean any Award of Performance Cash, Performance Shares or Performance Units granted pursuant to Article 9.

2.21.   "*Performance Cash*" shall mean any cash incentives granted pursuant to Article 9 payable to the Participant upon the achievement of such performance goals as the Committee shall establish.

2.22.   "*Performance Period*" shall mean the period established by the Committee during which any performance goals specified by the Committee with respect to a Performance Award are to be measured.

2.23.   "*Performance Share*" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant upon achievement of such performance goals as the Committee shall establish.

2.24.   "*Performance Unit*" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated amount of cash or property other than Shares, which value may be paid to the Participant upon achievement of such performance goals during the Performance Period as the Committee shall establish.

2.25.   "*Permitted Assignee*" shall have the meaning set forth in Section 12.3.

2.26.   "*Plan*" shall mean this amended and restated SkyWest, Inc. 2019 Long-Term Incentive Plan, as set forth herein, and as subsequently amended from time to time.

2.27.   "*Prior Plan Award*" shall mean an award granted under the Company's 2010 Long-Term Incentive Plan.

2.28.   "*Restatement Effective Date*" shall have the meaning set forth in the Preamble.

2.29.   "*Restricted Stock*" shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.30.   "*Restricted Stock Award*" shall have the meaning set forth in Section 7.1.

2.31.   "*Restricted Stock Unit*" means an Award that represents an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration as determined by the Committee in its sole discretion upon the satisfaction of vesting restrictions as the Committee may establish, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.32.   "*Restricted Stock Unit Award*" shall have the meaning set forth in Section 7.1.

2.33.   "*Securities Exchange*" means the principal U.S. national securities exchange on which the Shares are listed and traded on the date in question. As of the date hereof, the applicable Securities Exchange is The NASDAQ Global Select Market.

2.34.   "*Shares*" shall mean the shares of common stock, no par value, of the Company.

2.35.   "*Stock Appreciation Right*" shall mean the right granted to a Participant pursuant to Article 6.

2.36.   "*Subsidiary*" shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if, at the relevant time each of the entities other than the last entity in the unbroken chain owns, at the time of the determination, securities or interests representing at least 50% or more of the total combined voting power of all classes of securities or interests in one of the other entities in the chain.

2.37.   "*Substitute Awards*" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for: (i) awards previously granted by an entity (other than the Company or a Subsidiary) that is acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines; or (ii) the right or obligation of any entity acquired by the Company or acquired by any Subsidiary, or with which the Company or any Subsidiary combines, to make future awards.

2.38.   "*Vesting Period*" shall mean the period of time specified by the Committee during which vesting restrictions for an Award are applicable.

3.   **SHARES SUBJECT TO THE PLAN**

3.1   *Number of Shares*.

(a)   Subject to adjustment as provided in Section 12.2, as of the Restatement Effective Date, such number of Shares shall be authorized for grant under the Plan as is equal to the sum of (i) 5,465,525[1] Shares, plus (ii) any Shares covered by Prior Plan Awards that became available for grant under the Original 2019 Plan pursuant to Section 3.1(b) of the Original 2019 Plan prior to the Restatement Effective Date.[2] Any Shares that are subject to Options or Stock Appreciation Rights granted on or after the Original Effective Date shall be counted against this limit as one (1) Share for every one (1) Share granted, and any Shares that are subject to Awards other than Options or Stock Appreciation Rights granted on or after the Original Effective Date shall be counted against this limit as one and sixty-five one-hundredths (1.65) Shares for every one (1) Share granted.

(b)   If an Award or any Shares subject to an Award is forfeited, expires, or is settled for cash (in whole or in part), the Shares subject to such Award shall, to the extent of such forfeiture, expiration or cash settlement, again be available for Awards under the Plan, in accordance with Section 3.1(d) below. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 3.1(a): (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option, or to satisfy any tax withholding obligation with respect to an Award; (ii) Shares subject to a Stock Appreciation Right that are not issued in connection with its stock settlement on exercise thereof; and (iii) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options. Any Shares of Restricted Stock forfeited by the Participant or repurchased by the Company under Section 7.3(d) hereof at the same price paid by the Participant so that such Shares are returned to the Company will again be available for Awards under the Plan, in accordance with Section 3.1(d) below. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c)   Substitute Awards shall not reduce the Shares authorized for grant under the Plan (except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan), nor shall Shares subject to a Substitute Award again be available for Awards under the Plan to the extent of any forfeiture, expiration or cash settlement as provided in paragraph (b) above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under Section 3.1(a) of the Plan; *provided* that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Consultants or Directors prior to such acquisition or combination.

(d)   Any Shares that again become available for grant pursuant to Section 3.1(b) shall be added back as: (i) one (1) Share if such Shares were subject to Options or Stock Appreciation Rights granted under the Plan; and (ii) as one and sixty-five one-hundredths (1.65) Shares if such Shares were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan.

---

[1] Represents the sum of (A) 4,167,525 Shares authorized for issuance under the Original 2019 Plan as of the Original Effective Date, plus (B) 1,298,000 newly authorized Shares approved by the Company's stockholders on the Restatement Effective Date.

[2] As of the Restatement Effective Date (i.e., the date of the Company's Annual Stockholder Meeting in 2024 (May 7, 2024)), and subject to stockholder approval, there will be 3,898,000 shares available for the grant of new Awards (consisting of 2,600,000 shares that were available for the grant of new awards under the Plan as of December 31, 2023, plus 1,298,000 newly authorized shares approved by the Company's stockholders on the Restatement Effective Date), less grants made under the Original 2019 Plan after December 31, 2023 and counted as provided in Section 3.1(a), subject to adjustment pursuant to Section 12.2 and Section 3.1(b).

(e)   Solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 10,000,000 Shares, subject to adjustment as provided in Section 12.2.

3.2.   *Character of Shares*.   Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

3.3   *Award Vesting Limitations*.   Notwithstanding any other provision of the Plan to the contrary, but subject to Section 11, Section 12.2 and the last sentence of this Section 3.3, Awards granted under the Plan shall vest no earlier than the first anniversary of the date the Award is granted and no Award Agreement shall reduce or eliminate the minimum vesting requirement; provided, however, that, notwithstanding the foregoing, the minimum vesting requirement of this Section 3.3 shall not apply to: (a) any Awards delivered in lieu of fully-vested cash-based Awards under the Plan (or other fully-vested cash awards or payments), (b) any Awards to Directors for which the vesting period runs from the date of one annual meeting of the Company's stockholders to the next annual meeting of the Company's stockholders which is at least fifty (50) weeks after the immediately preceding year's annual meeting, or (c) any other Awards that result in the issuance of an aggregate of up to five percent (5%) of the number of Shares authorized for grant under the Plan as of the Restatement Effective Date. Nothing in this Section 3.3 precludes the Committee (or the Board, in the case of awards granted to Directors) from taking action, in its sole discretion, to accelerate the vesting of any Award in connection with or following a Participant's death, disability, termination of service or the consummation of a Change in Control in the terms of an Award Agreement or otherwise.

4.   ELIGIBILITY AND ADMINISTRATION

4.1.   *Eligibility.*   Any Employee, Director or Consultant shall be eligible to be selected as a Participant.

4.2.   *Administration*.

(a)   The Plan shall be administered by the Committee.   The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards to be granted to each Participant hereunder; (iii) determine the number of Shares (or dollar value) to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) subject to Section 12.1, determine whether, to what extent, and under what circumstances any Award shall be canceled or suspended; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) determine whether any Award, other than an Option or Stock Appreciation Right, will have Dividend Equivalents; (xii) accelerate the vesting, payment and/or settlement of any Award; (xiii) amend any Award or Award Agreement, provided that the rights or obligations of the Participant of the Award that is the subject of any such Award Agreement are not impaired by such amendment in any material respect, unless the consent of the Participant is obtained or such amendment is otherwise permitted under Sections 11.1, 11.2, 12.1, 12.2, 13.5, 13.15 or the other terms of this Plan; and (xiv) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b)   Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings. Notwithstanding the foregoing, any action or determination by the Committee specifically affecting or relating to a Director shall require the prior approval of the Board.

(c)   To the extent not inconsistent with applicable law, or the rules and regulations of the Securities Exchange on which the Shares are traded, the Board or the Committee may delegate to a committee of one or more directors of the Company or one or more officers of the Company any of the authority of the Committee under the Plan, including the right to grant, cancel or suspend Awards; *provided*, *however*, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 4.2(c) shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.

4.3.   *Director Limit*. Notwithstanding any provision to the contrary in the Plan, the Board may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Board will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, *provided* that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $500,000 (increased to $750,000 with respect to any non-employee Director serving as Chairman of the Board or Lead Independent Director or in the fiscal year of a non-employee Director's initial service as a non-employee Director) (with any compensation that is deferred counting towards this limit for the year in which the compensation is first earned, and not a later year of settlement). The Board may make exceptions to this limit for individual non-employee Directors in extraordinary circumstances, as the Board may determine in its discretion, *provided* that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee Directors.

5.   **OPTIONS**

5.1.   *Grant of Options*.   Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2.   *Award Agreements*.   All Options shall be evidenced by a written Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan (including Section 3.3). The terms and conditions of Options need not be the same with respect to each Participant. Granting an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time.

5.3.   *Option Price*.   Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Article shall not be less than 100% of the Fair Market Value of one Share on the date of grant of such Option; *provided*, *however*, that in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary, the option price per share shall be no less than 110% of the Fair Market Value of one Share on the date of grant.

5.4.   *Option Term.*   The term of each Option shall be fixed by the Committee in its sole discretion; *provided* that no Option shall be exercisable after the expiration of seven (7) years from the date the Option is granted, except in the event of death or disability; *provided*, *however*, that the term of the Option shall not exceed five (5) years from the date the Option is granted in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary.

5.5. *Exercise of Options.*

(a) Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or by the Participant's executors, administrators, guardian or legal representative, as may be provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time.

(b) Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made: (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds); (ii) by tendering previously acquired Shares (either actually or by attestation) with a fair market value on the date of delivery equal to the amount of the purchase price to be paid by the Participant; (iii) with the consent of the Committee, by delivery of other consideration having a fair market value on the exercise date equal to the total purchase price; (iv) with the consent of the Committee, by the withholding of Shares issuable upon exercise of such Options by the Company with a fair market value on the date of delivery equal to the amount of the purchase price to be paid by the Participant; (v) through any other method specified in an Award Agreement (including through delivery (including telephonically to the extent permitted by the Company) of a notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise of such Options, and that the broker has been directed to deliver promptly to the Company funds sufficient to satisfy the applicable purchase price (*provided* that such amount is paid to the Company at such time as may be required by the Company)); or (vi) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share.

(c) Notwithstanding the foregoing, an Award Agreement evidencing an Option may provide that if on the last day of the term of the Option the Fair Market Value of one Share exceeds the option price per Share, the Participant has not exercised the Option (or a tandem Stock Appreciation Right, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Participant on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Option (subject to Section 13.2). In such event, the Company shall deliver to the Participant the number of Shares for which the Option was deemed exercised, less the number of Shares required to be withheld for the payment of the total purchase price and required withholding taxes; *provided*, *however*, any fractional Share shall be settled in cash.

5.6. *Form of Settlement.* In its sole discretion, the Committee may provide that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities.

5.7. *Incentive Stock Options*. The Committee may grant Incentive Stock Options to any Employee of the Company or any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (a) two (2) years from the grant date of the Option or (b) one (1) year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Committee will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an "incentive stock option" under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an "incentive stock option" under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.

6. STOCK APPRECIATION RIGHTS

6.1. *Grant and Exercise*.   Stock Appreciation Rights may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan.

6.2. *Terms and Conditions*.   Stock Appreciation Rights shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan (including Section 3.3), as shall be determined from time to time by the Committee, including the following:

(a)   Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of: (i) the Fair Market Value of one Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise), over (ii) the grant price of the Stock Appreciation Right.

(b)   The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole Shares or other property, or any combination thereof.

(c)   The terms and conditions of Stock Appreciation Rights need not be the same with respect to each recipient.

(d)   The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate. A Stock Appreciation Right shall: (i) have a grant price per Share of not less than the Fair Market Value of one Share on the date of grant, except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2; and (ii) have a term not greater than seven (7) years.

(e)   An Award Agreement evidencing a Stock Appreciation Right may provide that if on the last day of the term of a Stock Appreciation Right the Fair Market Value of one Share exceeds the grant price per Share of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes (subject to Section 13.2). Any fractional Share shall be settled in cash.

7. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

7.1. *Grants*.   Awards of Restricted Stock and of Restricted Stock Units may be issued hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "*Restricted Stock Award*" or "*Restricted Stock Unit Award*" respectively), and such Restricted Stock Awards and Restricted Stock Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. Subject to Section 3.3, each Restricted Stock Award and Restricted Stock Unit Award shall be subject to vesting restrictions imposed by the Committee during the applicable Vesting Period. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Subsidiary as a condition precedent to the issuance of Restricted Stock Awards or Restricted Stock Unit Awards; *provided* that the consideration shall in all events equal or exceed the par value per Share.

7.2. *Award Agreements*.   The terms of any Restricted Stock Award or Restricted Stock Unit Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan, including whether any such Restricted Stock Unit Awards shall have Dividend Equivalents. The terms of Restricted Stock Awards and Restricted Stock Unit Awards need not be the same with respect to each Participant.

7.3.   *Rights of Holders of Restricted Stock and Restricted Stock Units*.

(a)   Unless otherwise provided in the applicable Award Agreement, beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a stockholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a stockholder, including the right to vote such Shares and, subject to Section 7.3(c), the right to receive dividends and other distributions made with respect to such Shares.

(b)   A Participant receiving a Restricted Stock Unit Award shall not possess voting rights or the right to receive any dividends or other distributions with respect to such Award. The applicable Award Agreement may, however, grant the Participant Dividend Equivalents with respect to Restricted Stock Units (which Dividend Equivalents shall be subject to the provisions of Section 8.2).

(c)   Notwithstanding the provisions of this Section, cash dividends with respect to any Restricted Stock Award and any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock Award shall be subject to restrictions and risk of forfeiture to the same extent as the Restricted Stock with respect to which such cash, Shares or other property has been distributed and shall either (i) be paid at the time such restrictions and risk of forfeiture lapse or (ii) forfeited to the extent the underlying Restricted Stock is forfeited.

(d)   Except as otherwise determined by the Committee at the time of the grant of a Restricted Stock Award or thereafter, (a) if no purchase price was paid by the Participant for the Restricted Stock, upon a termination of the Participant's employment or service relationship, the Participant's rights in unvested Restricted Stock then subject to restrictions shall lapse and be forfeited, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration, and (b) if a purchase price was paid by the Participant for the Restricted Stock, upon a termination of the Participant's employment or service relationship, the Company shall have the right to repurchase from the Participant the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Participant for such Restricted Stock or such other amount as may be specified in the applicable Award Agreement.

7.4   *Issuance of Shares*.   Any Restricted Stock granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock.

8.   OTHER SHARE-BASED AWARDS; DIVIDEND EQUIVALENTS

8.1.   *Grants of Other Share-Based Awards*.   Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property ("*Other Share-Based Awards*"), including deferred stock units, may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Other Share-Based Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based compensation. Subject to Section 3.3, other Share-Based Awards shall be subject to such vesting restrictions as are imposed by the Committee during the applicable Vesting Period.

8.2.   *Dividend Equivalents*.   Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award other than an Option or Stock Appreciation Right may, if so determined by the Committee, be entitled to receive amounts equivalent to cash, stock or other property dividends on Shares ("*Dividend Equivalents*") with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion. The Committee may provide that the Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested and shall provide that the Dividend Equivalents are subject to the same vesting or performance conditions as the underlying Award. Notwithstanding the foregoing, dividends or Dividend Equivalents with respect to an Award that is subject to vesting that are based on dividends paid prior to the vesting of such Award shall only be paid out to the

Participant to the extent that the vesting conditions are subsequently satisfied and the Award vests. For the avoidance of doubt, dividend or Dividend Equivalents may not be granted in connection with an Option or Stock Appreciation Rights.

8.3. *Award Agreements*.   The terms of Other Share-Based Award and Dividend Equivalents granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan, including whether any such Other Share-Based Awards shall have Dividend Equivalents (which Dividend Equivalents shall be subject to the provisions of Section 8.2). The terms of such Awards need not be the same with respect to each Participant.

8.3. *Payment*.   Except as may be provided in an Award Agreement, Other Share-Based Awards and Dividend Equivalents may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee.

9.   PERFORMANCE AWARDS

9.1. *Grants*.   Performance Awards in the form of Performance Cash, Performance Shares or Performance Units, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon, without limitation, the criteria set forth in Section 10.1.

9.2. *Award Agreements*.   The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement (or, if applicable, in a resolution duly adopted by the Committee) which shall contain provisions determined by the Committee and not inconsistent with the Plan (subject to Section 3.3), including whether such Awards shall have Dividend Equivalents (which Dividend Equivalents shall be subject to the provisions of Section 8.2). The terms of Performance Awards need not be the same with respect to each Participant.

9.3. *Terms and Conditions*.   The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

9.4. *Payment*.   Except as provided in Article 11 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee.

10.   PERFORMANCE CRITERIA

10.1. *Performance Criteria*.   If the Committee determines that the lapsing of restrictions on an Award and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, such performance goals may, without limitation, be based on the attainment of specified levels of one or any combination of the following: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer)); strategic partnerships or transactions; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); cost per available seat mile; revenue per available seat mile; revenue or cost per revenue seat mile; percentage of flights completed on time; percentage of scheduled flights completed; lost passenger baggage per passenger or per seat mile; aircraft utilization; revenue per employee; and implementation, completion or attainment of measurable objectives with respect to commercialization, projects, service volume levels, acquisitions and divestitures; transactions; and recruiting and maintaining personnel. Such performance goals also may be based on the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude charges related to an event or occurrence which the Committee determines should appropriately be excluded, including: (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges; (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or (c) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

11. CHANGE IN CONTROL PROVISIONS

11.1. *Treatment of Awards Upon Non-Assumption in a Change in Control.* Subject to Section 11.2 below, unless otherwise determined by the Committee and evidenced in an Award Agreement, in the event of a Change in Control of the Company, to the extent the successor company does not assume or substitute for an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award (or in the case of a Change in Control in which the Company is the ultimate parent corporation and does not continue the Award), then immediately prior to the Change in Control: (i) those Options and Stock Appreciation Rights outstanding as of the date of the Change in Control the vesting of which is solely time-based that are not assumed or substituted for (or continued) shall immediately vest and become fully exercisable; (ii) all restrictions, limitations and other conditions applicable to Restricted Stock and Restricted Stock Units outstanding as of the date of the Change in Control the vesting of which is solely time-based that are not assumed or substituted for (or continued)shall lapse and the Restricted Stock and Restricted Stock Units shall become free of all restrictions, limitations and conditions and become fully vested; (iii) the restrictions, other limitations and other conditions applicable to any Other Share-Based Awards or any other Award outstanding as of the date of the Change in Control the vesting of which is solely time-based that are not assumed or substituted for (or continued) shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant; and (iv) with respect to any Award the vesting of which is solely or partly tied to performance objectives, all performance goals or other vesting criteria applicable to such Award will be deemed achieved as follows: (A) for any performance period that has not yet commenced as of the date of the Change in Control, at 100% of target levels; (B) for any performance period that has commenced but has not yet ended as of the date of the Change in Control, at the greater of (1) 100% of target levels or (2) actual performance relative to the target levels as measured as of the date of the Change in Control (if measurable), and (C) for any performance period that has ended prior to the date of the Change in Control, at actual performance relative to the target levels as measured as of the end of the performance period, and, in any case, all other terms and conditions will be deemed met and the resulting portion of the Award shall become free of all restrictions, limitations and conditions and become vested as to the portion of such Award determined in accordance with this clause (iv).

11.2. *Treatment of Awards Upon Assumption or Substitution in a Change in Control.* Unless otherwise provided in the applicable Award Agreement, in the event of a Change in Control of the Company in which the successor company assumes or provides a substitute award for an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Other Share-Based Award or Dividend Equivalent Award (or in which the Company is the ultimate parent corporation and continues the Award), the automatic accelerated vesting of Awards as described in Section 11.1 upon a Change in Control shall not occur; provided that, if a Participant's employment with such successor company (or the Company) or a subsidiary thereof terminates within 24 months following such Change in Control (or such other period set forth in the Award Agreement, including prior thereto if applicable) without "cause" or for "good reason" as defined in the Award Agreement or under other circumstances specified in the Award Agreement: (i) Options and Stock Appreciation Rights outstanding as of the date of such termination of employment will immediately vest, become fully exercisable, and may thereafter be exercised for 24 months (or such other longer period of time as is set forth in the applicable Award Agreement, but in no event beyond the original outside expiration date of such Award); (ii) the restrictions, limitations and other conditions applicable to Restricted Stock and Restricted Stock Units outstanding as of the date of such termination of employment shall lapse and the Restricted Stock and Restricted Stock Units shall become free of all restrictions, limitations and conditions and become fully vested; (iii) the restrictions, limitations and other conditions applicable to any Other Share-Based Awards or any other Awards shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant; and (iv) with respect to any Award the vesting of which is solely or partly tied to performance objectives, all performance goals or other vesting criteria applicable to such Award will be deemed achieved as follows: (A) for any performance period that has not yet commenced as of the date of termination, at 100% of target levels; (B) for any performance period that has commenced but has not yet ended as of the date of termination, at the greater of (1) 100% of target levels or (2) actual performance relative to the target levels as measured as of the date of termination (if measurable), and (C) for any performance period that has ended prior to the date of termination, at actual performance relative to the target levels as measured as of the end of the performance period, and, in any case, all other terms and conditions will be deemed met and the resulting portion of the Award shall become free of all restrictions, limitations and conditions and become vested as to the portion of such Award determined in accordance with this clause (iv). For the purposes of this Section 11.2, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award shall be considered assumed or substituted for if, following the Change in Control, the assumed or substituted award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); *provided*, *however*, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award, for each Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per Share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding.

11.3.   *Definition of Change in Control.*   For purposes of the Plan, unless otherwise provided in an Award Agreement, Change in Control means the occurrence of any one of the following events:

(a)   During any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the "*Incumbent Directors*") cease for any reason to constitute at least a majority of the Board, *provided* that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(b)   Any "person" (as such term is defined in the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the

Company's then outstanding securities eligible to vote for the election of the Board (the "*Company Voting Securities*"); *provided, however*, that the event described in this paragraph (b) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (i) by the Company or any Subsidiary; (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities; (iv) pursuant to a Non-Qualifying Transaction, as defined in paragraph (c); or (v) by any person of Company Voting Securities from the Company, if a majority of the Incumbent Directors approves in advance the acquisition of beneficial ownership of 50% or more of Company Voting Securities by such person;

(c)   The consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "*Business Combination*"), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the corporation resulting from such Business Combination (the "*Surviving Corporation*"), or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "*Parent Corporation*"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (ii) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (iii) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a "*Non-Qualifying Transaction*"); or

(d)   The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of a sale of all or substantially all of the Company's assets.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of 50% or more of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; *provided*, *that* if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5).

11.4.   *No Restriction on Company Rights.*   The existence of the Plan, any Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Shares or the rights thereof or which are convertible into or exchangeable for Shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

11.5.   *Administrative Convenience.*   In the event of any Change in Control or any transaction described in Section 12.2, including any Equity Restructuring, for reasons of administrative convenience, the Company, in its discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

12.   GENERALLY APPLICABLE PROVISIONS

12.1.   *Amendment and Termination of the Plan; Prohibition on Repricing.*   The Board or the Committee may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by applicable law, including the rules and regulations of the Securities Exchange on which the Shares are then traded. However, subject to Section 12.2 hereof, without approval of the Company's stockholders given within twelve (12) months before or after the action by the Board or the Committee, no action of the Board or the Committee may, except as provided in Section 12.2, increase the limits imposed in Section 3.1 on the maximum number of Shares which may be issued under the Plan or the maximum number of Shares that may be issued pursuant to Incentive Stock Options under the Plan. Subject to Article 11 and Section 12.2 hereof, the Committee shall not, without the approval of the stockholders of the Company, (a) authorize the amendment of any outstanding Option or Stock Appreciation Right to reduce its price per share, or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per share exceeds the Fair Market Value of the underlying Shares. Subject to Section 12.2 hereof, the Committee shall have the authority, without the approval of the stockholders of the Company, to amend any outstanding Award to increase the price per share or to cancel and replace an Award with the grant of an Award having a price per share that is greater than or equal to the price per share of the original Award.

12.2.   *Adjustments.*

(a)   In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions may be made to the Plan and to Awards as the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, the maximum number of Shares that may be issued pursuant to Incentive Stock Options, and, in the aggregate, in the number, class, kind and exercise price or grant price (if applicable) of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate; *provided*, *however*, that the number of Shares subject to any Award shall always be a whole number.

(b)   In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Section 12.2 or Article 11, the Committee will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number, class and kind of securities subject to each outstanding Award and/or the Award's exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 12.2(b) will be nondiscretionary and final and binding on the affected Participant and the Company; *provided* that the Committee will determine whether an adjustment is equitable.

(c)   In the event of any Change in Control, after giving effect to any accelerated vesting pursuant to Section 11.1 in the event Awards under the Plan are not assumed or substituted for as provided therein, the Committee, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, or (y) to facilitate such transaction or event: (i) to provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant's rights under the vested portion of such Award, as applicable; *provided* that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant's rights, in any case, is equal to or less than zero, then the Award may be terminated without payment; (ii) to provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Committee;   (iii) to make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;   (iv) to replace such Award with other rights or property selected by the Committee; and/or (v) to provide that the Award will terminate and cannot be exercised or become payable after the applicable event.

12.3.   *Transferability of Awards*.   Except as provided below, no Award and no Shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative. To the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award (each transferee thereof, a "*Permitted Assignee*") to: (i) the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings; (ii) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (i); (iii) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (i) are the only partners, members or shareholders; or (iv) for charitable donations; *provided* that such transfer is not effectuated for any value or consideration and such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and *provided*, *further*, that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company's transfer agent in effectuating any transfer permitted under this Section.

12.4.   *Termination of Employment or Services*.   The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, continue to vest or be earned and the terms of such exercise, vesting or earning, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Subsidiary (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

12.5.   *Deferral*.   The Committee in its sole discretion shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred.

12.6.   *Payment*.   The Committee shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (b) Shares (including, in the case of payment of the exercise or purchase price of an Award, Shares issuable pursuant to the exercise or settlement of the Award) held for such period of time as may be required by the Committee in order to avoid adverse accounting consequences, in each case, having a fair market value on the date of delivery equal to the aggregate payments required, (c) through delivery (including telephonically to the extent permitted by the Company) of a written or electronic notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then-issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; *provided, however*, that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Committee, or (e) any combination of the foregoing. The Committee shall also determine the methods by which Shares shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of

Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act. In all events, valid consideration shall be paid for all Shares issued under the Plan, which consideration shall in all events equal or exceed the par value per Share.

13.   MISCELLANEOUS

13.1.   *Award Agreements*.   Each Award Agreement shall either be: (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf; or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

13.2.   *Tax Withholding*.   The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) (any such person, a "*Payee*") net of any applicable federal, state and local taxes required to be paid or withheld as a result of any taxable event concerning a Payee arising in connection with any Award. The Company or any Subsidiary shall have the right to withhold or deduct from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. The Committee may in its sole discretion and in satisfaction of the foregoing requirement allow a Payee to satisfy such obligations by any payment means described in Section 12.6 hereof, including without limitation, by allowing such Payee to elect to have the Company or a Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained shall be limited to the number of Shares which have a fair market value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on such Payee's minimum applicable statutory tax withholding rates for federal, state, local and foreign income tax and payroll tax purposes or such other higher rates approved by the Committee (which rates shall in no event exceed the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America)); *provided*, *however*, unless otherwise approved by the Committee, to the extent such Shares were acquired by the Payee from the Company as compensation, the Shares must have been held for the minimum period required by applicable accounting rules to avoid a charge to the Company's earnings for financial reporting purposes; *provided*, *further*, that the number of Shares delivered or retained shall be rounded up to the nearest whole Share sufficient to cover the applicable tax withholding obligation to the extent rounding up to the nearest whole Share does not result in the liability classification of the applicable Award under generally accepted accounting principles in the United States of America, even if such rounding would cause the fair market value of the Shares tendered or withheld to exceed the minimum applicable statutory withholding rate. The Committee shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

13.3.   *Right of Discharge Reserved; Claims to Awards*.   Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Director or Consultant the right to continue in the employment or service of the Company or any Subsidiary or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Director or Consultant at any time for any reason "at will." Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee, Director or Consultant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Directors or Consultants under the Plan.

13.4.   *Substitute Awards*.   Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

13.5.   *Cancellation of Award; Forfeiture of Gain; Claw-backs.*

(a)   Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that the Award shall be canceled if the Participant, without the consent of the Company, while employed by or providing services to the Company or any Subsidiary or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Subsidiary (including conduct contributing to any financial restatements or financial irregularities), as determined by the Committee in its sole discretion. The Committee may provide in an Award Agreement that if within the time period specified in the Award Agreement the Participant establishes a relationship with a competitor or engages in an activity referred to in the preceding sentence, the Participant will forfeit any gain realized on the vesting or exercise of the Award and must repay such gain to the Company.

(b)   If the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, then the Committee may, in its sole discretion (considering any factors the Committee deems appropriate), require a Participant to repay or forfeit to the Company that portion of time- and/or performance-based Awards that were granted, earned or vested during the Company's three completed fiscal years immediately preceding the date the Company is required to prepare the accounting restatement, that the Committee determines was in excess of the amount that would have been granted, earned or vested during such period based on the restated results. In the case of time-based Awards, a recoupment may occur, in the Committee's sole discretion, if the Committee concludes that the grant, earning and/or vesting of the Awards would not have been made, or would have been lower had they been based on the restated results, and it is possible to clearly compute the amount of such lesser award. The amount to be recouped shall be determined by the Committee in its sole and absolute discretion, and the form of such recoupment may be made, in the Committee's sole and absolute discretion, through the forfeiture or cancellation of vested or unvested Awards, cash repayment or both. Any decision by the Committee that no recoupment shall occur because of difficulties of computation or otherwise shall not be reviewable. Further, all Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, the Company's Policy for Recovery of Erroneously Awarded Compensation, as and to the extent set forth in such claw-back policy or the Award Agreement. In addition, the Board may impose such other claw-back, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a claw-back policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company.

13.6.   *Stop Transfer Orders*.   All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the U.S. Securities and Exchange Commission ("SEC"), any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.7.   *Nature of Payments*.   All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Subsidiary, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Subsidiary except as may be determined by the Committee or by the Board or board of directors of the applicable Subsidiary.

13.8.   *Other Plans*.   Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.9.   *Severability*.   The provisions of the Plan shall be deemed severable. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction or by reason of change in a law or regulation, such provision shall: (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect; and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

13.10.   *Construction*.   As used in the Plan, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

13.11.   *Unfunded Status of the Plan*.   The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; *provided*, *however*, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.12.   *Governing Law*.   The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Utah, without reference to principles of conflict of laws, and construed accordingly.

13.13.   *Effective Date of Plan; Termination of Plan*.   This amended and restated Plan shall be effective on the date of the approval of the Plan by the stockholders of the Company (the "*Restatement Effective Date*"). If the Plan is not approved by the Company's stockholders, this amended and restated Plan will not become effective, no Awards will be granted under this amended and restated Plan and the Original 2019 Plan will continue in full force and effect in accordance with its terms. This amended and restated Plan will be submitted for the approval of the Company's stockholders within twelve (12) months after the date of the Board's adoption of this amended and restated Plan. Notwithstanding anything herein to the contrary, no Incentive Stock Option shall be granted under this amended and restated Plan after the tenth (10th) anniversary of the date on which this amended and restated Plan is adopted by the Board.

13.14.   *Foreign Employees and Consultants*.   Awards may be granted to Participants who are foreign nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees or Consultants providing services in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees or Consultants on assignments outside their home country.

13.15.   *Compliance with Section 409A of the Code*.

(a)   The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Committee may, without a Participant's consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award's grant date. The Company makes no representations or warranties as to an Award's tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 13.15. otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant "nonqualified deferred compensation" subject to taxes, penalties or interest under Section 409A.

(b)　　　If an Award constitutes "nonqualified deferred compensation" under Section 409A, any payment or settlement of such Award upon a termination of a Participant's employment or service relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant's "separation from service" (within the meaning of Section 409A), whether such "separation from service" occurs upon or after the termination of the Participant's employment or service relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a "termination," "termination of employment" or like terms means a "separation from service."

(c)　　　Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of "nonqualified deferred compensation" required to be made under an Award to a "specified employee" (as defined under Section 409A and as the Committee determines) due to his or her "separation from service" will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such "separation from service" (or, if earlier, until the specified employee's death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of "nonqualified deferred compensation" under such Award payable more than six months following the Participant's "separation from service" will be paid at the time or times the payments are otherwise scheduled to be made.

13.16　　*No Registration Rights; No Right to Settle in Cash.*　The Company has no obligation to register with any governmental body or organization (including, without limitation, the SEC) any of: (a) the offer or issuance of any Award; (b) any Shares issuable upon the exercise of any Award; or (c) the sale of any Shares issued upon exercise of any Award, regardless of whether the Company in fact undertakes to register any of the foregoing. In particular, in the event that any of: (i) any offer or issuance of any Award; (ii) any Shares issuable upon exercise of any Award; or (iii) the sale of any Shares issued upon exercise of any Award are not registered with any governmental body or organization (including, without limitation, the SEC), the Company will not under any circumstance be required to settle its obligations, if any, under this Plan in cash.

13.17　　*Captions.*　The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

OFFICERS AND DIRECTORS
SKYWEST, INC.

As of December 31, 2023

SKYWEST, INC

Russell A. Childs
Chief Executive Officer & President
Member of the Board since 2016

Robert J. Simmons
Chief Financial Officer

Wade J. Steel
Chief Commercial Officer

Eric J. Woodward
Chief Accounting Officer

Justin L. Esplin
Vice President, Information
Technology

SKYWEST AIRLINES, INC

Greg S. Wooley
Executive Vice President, Operations

Tracy T. Gallo
Senior Vice President, Flight
Operations

Sonya P. Wolford
Senior Vice President, InFlight
Services

Bradley W. Blake
Vice President, Operations Control
Center

Lori A. Hunt
Vice President, Airport Operations

Joe S. Sigg
Vice President, Maintenance

BOARD OF DIRECTORS

Jerry C. Atkin
Chairman of the Board
Elected Chairman 1991
Member of the Board since 1974

James L. Welch
Board Lead Director
Chairman, Nominating & Corporate
Governance Committee
Member, Audit Committee
Member, Safety & Compliance
Committee
Member of the Board since 2007

Smita Conjeevaram
Member, Audit Committee
Member, Compensation Committee
Member, Nominating & Corporate
Governance Committee
Member of the Board since 2021

Meredith S. Madden
Member, Audit Committee
Member, Compensation Committee
Member, Safety & Compliance
Committee
Member of the Board since 2015

Ronald J. Mittelstaedt
Chairman, Compensation Committee
Member, Nominating & Corporate
Governance Committee
Member, Safety & Compliance
Committee
Member of the Board since 2013

Andrew C. Roberts
Chairman, Safety & Compliance
Committee
Member, Audit Committee
Member, Compensation Committee
Member of the Board since 2015

Keith E. Smith
Chairman, Audit Committee
Member, Compensation Committee
Member, Nominating & Corporate
Governance Committee
Member of the Board since 2013

SPECIAL CONSULTANT TO THE BOARD

Steven F. Udvar-Hazy
Member of the Board from 1986-2022

CORPORATE INFORMATION

Headquarters
444 South River Road
St. George Utah 84790
P: 435.634.3000
inc.skywest.com
NASDAQ Stock Symbol: SKYW

Independent Public Accountants
Ernst & Young, LLP
15 W South Temple, Suite 1800
Salt Lake City, Utah 84101

Registrar and Transfer Agent
Zions First National Bank
Stock Transfer Department
PO Box 9088
Salt Lake City, Utah 84130



inc.skywest.com